[AMERICAN GENERAL LIFE COMPANIES LOGO]


                                                  LAUREN W. JONES
                                                  Chief Counsel, Business Lines
                                                  Direct Line: 713-831-8470
                                                  Fax: 713-620-3878
                                                  Email: laurie.jones@aglife.com


                                December 30, 2010

VIA EDGAR
---------

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.; Mail Stop 4644
Washington, D.C. 20549-4010

RE: AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK ("AI LIFE") AND THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK MERGER

     THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
            ("USL" OR "DEPOSITOR") AND
     THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
            SEPARATE ACCOUNT USL B ("REGISTRANT")
     EXECUTIVE ADVANTAGE(R) - VUL
     CIK NO. 0000805749

Commissioners:

     I.   MERGER

     As Chief Counsel of American General Life Companies, LLC I have acted as counsel to American International Life Assurance Company of New York ("AI Life") and The United States Life Insurance Company in the City of New York ("USL"). Effective on or about December 31, 2010, AI Life will merge into USL (the "Merger"), and USL will assume legal ownership of all of the assets of AI Life's separate accounts and will become directly responsible for AI Life's liabilities and obligations with respect to outstanding variable products funded by the AI Life separate accounts (the "Contracts").

     On September 15, 2010, USL provided the Commission staff ("Staff") with advance drafts of four registration statements for four Contracts reflecting the Merger ("Model Registration Statements"), which USL intends to file with the Commission on December 30,


                      AMERICAN GENERAL LIFE COMPANIES, LLC
                  2929 Allen Parkway, AT-30 . Houston, TX 77019

U. S. Securities and Exchange Commission
December 30, 2010
Page 2 of 5

2010.(1) On November 16, 2010, USL provided the Staff with an advance draft of one additional Model Registration Statement.(2) On December 9, 2010, Jeffrey A. Foor of the Staff provided the Staff's comments on the Model Registration Statements via telephone to USL's counsel, Jorden Burt LLP.

     This letter provides USL's responses to the Staff's comments on the Model Registration Statements. The Staff's comment numbers 1 - 5, below, relate to the Model Registration Statement describing the Group Immediate Variable Annuity Contract - Vanguard (File Nos. 333-108724; 811-04865). The Staff's comment number 6, below, relates to the other Model Registration Statements. For the Staff's convenience, each of the comments is set forth below, and then our response to each comment follows.

Staff's Comment:
----------------

1.   Definitions, page 5
     -----------

     Define the term "we," which first appears in the first sentence on page 5 under the heading "Definitions." Consider whether the definition of "Company" is an appropriate place to do this.

Response:
---------

     On page 5 of the Prospectus, under the definition of "Company" section, we have added a new sentence that reads as follows:

     "In this prospectus, the word "we" refers to the Company.

Staff's Comment:
----------------

2. On page 10, the prospectus states that the Company may continue to use forms, statements or reports that still reflect AI Life as the issuer and use the former Separate Account's name. Please explain why it is appropriate to use paperwork after the effective date of the merger to reflect anyone other than the issuer.

Response:
---------

     Pursuant to New York's "Filing Guidance For Making Address Changes, Name Changes and Merger/Name Changes" (available at www.ins.state.ny.us/life/guidance), the New

----------
(1) On October 15, 2010, USL provided to the Staff draft pro-forma financial statements for USL reflecting the Merger.
(2) The Model Registration Statements relate to the following Contracts (and current 1933 Act file no.): Executive Advantage VUL, 333-48457; Group Immediate VA (Vanguard), 333-108724; Group Immediate VA (Retirement Gold), 333-63412; Gemstone Life VUL, 333-45172; and Ovation VA, 333-103098.

U. S. Securities and Exchange Commission
December 30, 2010
Page 3 of 5

     York Insurance Department allows 6 months from the date of approval of the Merger Endorsement for all policy contracts and riders and forms to be re-filed with the new names, and in the interim, the Department allows the old forms to be used, if preceded or accompanied by the Merger Endorsement, until the new forms are approved.

Staff's Comment:
----------------

3. On page 14, in the second paragraph, under "Investment Options," change "We own the assets in the Separate Account" to "USL owns the assets in the Separate Account," if accurate, or otherwise specifically identify the entity referred to as "we."

Response:
---------

     Comment complied with. USL will revise the sentence referenced above as requested.

Staff's Comment:
----------------

4. On pages 44, 45 and 46, please remove the reference to the American Home Guarantee which does not apply to the Contracts described in this registration statement.

Response:
---------

     We have deleted the references to American Home on these 3 pages as well as confirming that American Home does not appear any place else in the prospectus.

Staff's Comment:
----------------

5. On page 14 of the SAI, there is a paragraph describing the termination of the support agreement between AIG and AI Life on September 11, 2010. Please explain whether any notice of termination was provided to contract owners, and explain if the change was reflected in a previously effective registration statement in any way.

Response:
---------

     The AI Life financial statements contained in the registration statements include a note (Note 14) describing the support agreement and the methodology for termination. As stated, the support agreement with AI Life provided that AIG may terminate the agreement if the ratings of AI Life remain as high without the support agreement as with the agreement. In August 2010, the ratings for AI Life were affirmed by the rating agencies to be the same without the support agreement as with the agreement. Accordingly, pursuant to the terms of the support agreement, AIG terminated the agreement with 30 days notice to AI Life. The support agreement was not previously described in the prospectus or statement of additional information for any of the

U. S. Securities and Exchange Commission
December 30, 2010
Page 4 of 5

     Contracts, and no separate termination notice was sent to Contract owners. The support agreement had been filed as an exhibit to the registration statements for AI Life registered products, so USL plans to file the termination notice as an exhibit to the registration statements describing the Merger. In addition, USL has included a statement in the SAI to the registration statements describing the Merger to explain why the AIG financial information is no longer included in the registration statements.

Staff's Comment:
----------------

6. Please apply the above comments to all other USL registration statements filed in connection with the Merger, as applicable.

Response:
---------

     Comment complied with.

     II. NEW USL REGISTRATION STATEMENT

     As Chief Counsel of American General Life Companies, LLC and counsel to USL, as the Depositor for the Registrant and on behalf of the Registrant, I am transmitting for filing with the Commission pursuant to the Securities Act of 1933 (the "1933 Act") and Rule 101(a) of Regulation S-T, a conformed electronic format copy of Registrant's Form N-6 Registration Statement ("Registration Statement") for Executive Advantage variable universal life policies.

The Depositor and Registrant acknowledge that:

     a. should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     b. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Depositor or Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     c. Depositor and Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     USL desires to be in a position to commence distribution activities on or about January 3, 2011. In this regard, acceleration requests are being submitted contemporaneously to the Commission by USL and its principal underwriter requesting that the Registration Statement be made effective on January 3, 2011 or as soon as practicable thereafter.

U. S. Securities and Exchange Commission
December 30, 2010
Page 5 of 5

     We believe that the Registration Statement is complete and responds to all Staff comments. We respectfully request that the Staff review these materials as soon as possible. The Staff's assistance with this Registration Statement and meeting the request for effectiveness on January 3, 2011 contained in the acceleration request is very much appreciated.

     If you have any questions or comments, please call me at 713-831-8470 or Chip Lunde at 202-965-8139.


                                           Sincerely,

                                           LAUREN W. JONES

cc:  Jeffrey A. Foor, Esq.
     Senior Counsel, Office of Insurance Products
     Division of Investment Management
     U.S. Securities and Exchange Commission

     Chip C. Lunde, Esq.
     Joan E. Boros, Esq.
     Jorden Burt LLP

                                                   Registration Nos. __________
                                                                   811-04865-01

   As filed With the Securities and Exchange Commission on December 30, 2010

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  [_]

   Pre-effective Amendment No.    [_]

   Post-Effective Amendment No.   [_]

                                    and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940                           [X]

   Amendment No.                  [1]

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                            SEPARATE ACCOUNT USL B
                          (Exact Name of Registrant)

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                              (Name of Depositor)

                          One World Financial Center
                              200 Liberty Street
                           New York, New York 10281
        (Address of Depositor's Principal Executive Offices) (Zip Code)

       Depositor's Telephone Number, including Area Code (713) 831-8470

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                              (Name of Guarantor)
                        175 Water Street, 18/th/ Floor
                           New York, New York 10038

                                (212) 770-7000
              (Guarantor's Telephone Number, Including Area Code)

                             Lauren W. Jones, Esq.
                                 Chief Counsel
                     American General Life Companies, LLC
                           2929 Allen Parkway, AT-30
                           Houston, Texas 77019-2191
(Name and Address of Agent for Service for Depositor, Registrant and Guarantor)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box)

    [_]  immediately upon filing pursuant to paragraph (b)

    [_]  on (date) pursuant to paragraph (b)

    [_]  60 days after filing pursuant to paragraph (a)(1)

    [_]  on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[_]This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

EXECUTIVE ADVANTAGE(R)                   .    Fidelity(R) Variable Insurance
                                              Products ("Fidelity(R) VIP")
GROUP FLEXIBLE PREMIUM VARIABLE
UNIVERSAL LIFE INSURANCE POLICIES (the   .    Franklin Templeton Variable
"Policies") issued by THE UNITED              Insurance Products Trust
STATES LIFE INSURANCE COMPANY IN THE          ("Franklin Templeton VIP")
CITY OF NEW YORK through its Separate
Account USL B                            .    Goldman Sachs Variable Insurance
                                              Trust ("Goldman Sachs VIT")
       THIS PROSPECTUS IS DATED
            JANUARY 3, 2011              .    JPMorgan Insurance Trust
                                             ("JPMorgan")
The United States Life Insurance
Company in the City of New York          .    Neuberger Berman Advisers
("USL") is offering life insurance            Management Trust ("Neuberger
coverage under the Executive                  Berman AMT")
Advantage(R) group flexible premium
variable universal life policy (the      .    PIMCO Variable Insurance Trust
"Policy"). The Policy provides                ("PIMCO VIT")
insurance protection for individuals
within groups under corporate owned or   .    The Universal Institutional
sponsored arrangements. Corporate             Funds, Inc. ("UIF")
owned arrangements are those where an
employer (or trust established by an     .    VALIC Company I ("VALIC Co. I")
employer) purchases life insurance
coverage on their employees. The         .    Vanguard(R) Variable Insurance
employer or trust is the BENEFICIARY.         Fund ("Vanguard VIF")
                         -----------
Sponsored arrangements are those         See "Variable Investment Options" on
instances where an employer, a           page 19 for a complete list of the
financial institution or association     variable investment options and the
allows us to sell insurance policies     respective advisers and sub-advisers
to its employees, depositors or          of the corresponding Funds. You should
members. The description of the Policy   also read the prospectuses of the
in this prospectus is fully applicable   Funds underlying variable investment
to your certificate and the word         options that may interest you. You can
"Policy" includes any such               request free copies from your USL
certificate.                             representative or from our
                                         ADMINISTRATIVE CENTER shown on page 5
For information on how to contact USL,   ---------------------
please see page 5.                       of this prospectus.

The Index of Special Words and Phrases   BUYING THIS POLICY MIGHT NOT BE A GOOD
on page 54 will define many of the       WAY OF REPLACING YOUR EXISTING
words and phrases that we use. All of    INSURANCE OR ADDING MORE INSURANCE IF
the words and phrases listed in the      YOU ALREADY OWN A FLEXIBLE PREMIUM
Index will be underlined and written     VARIABLE UNIVERSAL LIFE INSURANCE
              ----------                 POLICY. YOU MAY WISH TO CONSULT WITH
in BOLD the first time they appear in    YOUR INSURANCE REPRESENTATIVE OR
this prospectus.                         FINANCIAL ADVISER.

This prospectus generally describes      NEITHER THE SECURITIES AND EXCHANGE
only the variable portions of the        COMMISSION ("SEC") NOR ANY STATE
Policy. Please read this prospectus      SECURITIES COMMISSION HAS APPROVED OR
carefully and keep it for future         DISAPPROVED THESE SECURITIES OR PASSED
reference.                               UPON THE ADEQUACY OR ACCURACY OF THIS
                                         PROSPECTUS. ANY REPRESENTATION TO THE
The GUARANTEED ACCOUNT is part of our    CONTRARY IS A CRIMINAL OFFENSE.
    ------------------
general account. You can use USL's       THE POLICIES ARE NOT INSURED BY THE
Separate Account USL B ("SEPARATE        FDIC, THE FEDERAL RESERVE BOARD OR ANY
                         --------        SIMILAR AGENCY. THEY ARE NOT A DEPOSIT
ACCOUNT") to invest in the Executive     OR OTHER OBLIGATION OF, NOR ARE THEY
-------                                  GUARANTEED OR ENDORSED BY, ANY BANK OR
Advantage variable investment options.   DEPOSITORY INSTITUTION. AN INVESTMENT
Currently, the Executive Advantage       IN A VARIABLE UNIVERSAL LIFE INSURANCE
variable investment options each         POLICY IS SUBJECT TO INVESTMENT RISKS,
purchase shares of a corresponding       INCLUDING POSSIBLE LOSS OF PRINCIPAL
Fund of:                                 INVESTED.

..    AIM Variable Insurance Funds        THE POLICIES ARE NOT AVAILABLE IN ALL
     (Invesco Variable Insurance         STATES. THIS PROSPECTUS DOES NOT OFFER
     Funds)                              THE POLICIES IN ANY JURISDICTION WHERE
                                         THEY CANNOT BE LAWFULLY SOLD. YOU
..    AllianceBernstein Variable          SHOULD RELY ONLY ON THE INFORMATION
     Products Series Fund, Inc.          CONTAINED IN THIS PROSPECTUS, OR ON
     ("AllianceBernstein VPS")           SALES MATERIALS WE HAVE APPROVED OR
                                         THAT WE HAVE REFERRED YOU TO. WE HAVE
..    American Century(R) Variable        NOT AUTHORIZED ANYONE TO PROVIDE YOU
     Portfolios, Inc. ("American         WITH INFORMATION THAT IS DIFFERENT.
     Century(R) VP")

..    BlackRock Variable Series Funds,
     Inc. ("BlackRock")

..    Credit Suisse Trust ("Credit
     Suisse Trust")

                                TABLE OF CONTENTS
                                -----------------

THE MERGER...................................................................  6
POLICY BENEFITS/RISKS SUMMARY................................................  6
POLICY BENEFITS..............................................................  6
   DEATH BENEFIT.............................................................  6
      DEATH BENEFIT PROCEEDS.................................................  6
      DEATH BENEFIT OPTIONS..................................................  6
   FULL SURRENDERS, PARTIAL SURRENDERS, TRANSFERS, AND POLICY LOANS..........  7
      FULL SURRENDERS........................................................  7
      PARTIAL SURRENDERS.....................................................  7
      TRANSFERS..............................................................  7
      LOANS..................................................................  7
   PREMIUMS..................................................................  7
      FLEXIBILITY OF PREMIUMS................................................  7
      FREE LOOK..............................................................  7
   THE POLICY................................................................  8
      OWNERSHIP RIGHTS.......................................................  8
      SEPARATE ACCOUNT.......................................................  8
      GUARANTEED ACCOUNT.....................................................  8
      ACCOUNT VALUE..........................................................  8
      PAYMENT OPTIONS........................................................  8
      TAX BENEFITS...........................................................  8
   SUPPLEMENTAL BENEFITS AND RIDERS..........................................  8
POLICY RISKS.................................................................  9
   INVESTMENT RISK...........................................................  9
   RISK OF LAPSE.............................................................  9
   TAX RISKS.................................................................  9
   PARTIAL SURRENDER AND FULL SURRENDER RISKS................................ 10
   POLICY LOAN RISKS......................................................... 10
PORTFOLIO RISKS.............................................................. 10
TABLES OF CHARGES............................................................ 11
GENERAL INFORMATION.......................................................... 16
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK............. 16
   THE SEPARATE ACCOUNT...................................................... 16
   NATIONAL UNION GUARANTEE.................................................. 17
   ADDITIONAL INFORMATION.................................................... 17
   COMMUNICATION WITH USL.................................................... 17
      ADMINISTRATIVE CENTER.................................................. 17
   APPLYING FOR A POLICY..................................................... 18
      OUR AGE REQUIREMENT FOR THE INSURED.................................... 18
      THE MINIMUM FACE AMOUNT................................................ 18
      WE REQUIRE A MINIMUM INITIAL PREMIUM................................... 18
      WHEN YOUR COVERAGE WILL BE EFFECTIVE................................... 18
      GENERAL................................................................ 18
   VARIABLE INVESTMENT OPTIONS............................................... 19
   GUARANTEED INVESTMENT OPTION.............................................. 21
   GUARANTEED ACCOUNT VALUE.................................................. 22
   VOTING PRIVILEGES......................................................... 22
   ILLUSTRATIONS............................................................. 23
POLICY FEATURES.............................................................. 23
   DEATH BENEFITS............................................................ 23
      YOUR FACE AMOUNT OF INSURANCE.......................................... 23

      YOUR DEATH BENEFIT..................................................... 24
      LIFE INSURANCE PROCEEDS................................................ 24
      PAYMENT OF LIFE INSURANCE PROCEEDS..................................... 24
      AMOUNT OF LIFE INSURANCE PROCEEDS...................................... 24
   TAX QUALIFICATION OPTIONS................................................. 25
   CHANGES IN DEATH BENEFIT OPTIONS.......................................... 25
      HOW TO REQUEST A CHANGE................................................ 25
      TAX CONSEQUENCES OF CHANGES IN INSURANCE COVERAGE...................... 26
   PREMIUM PAYMENTS.......................................................... 26
      RESTRICTIONS ON PREMIUM................................................ 26
      MINIMUM INITIAL PREMIUM................................................ 26
      PLANNED PERIODIC PREMIUM............................................... 26
      ADDITIONAL PREMIUM..................................................... 26
      EFFECT OF PREMIUM PAYMENTS............................................. 27
      GRACE PERIOD........................................................... 27
      PREMIUM ALLOCATIONS.................................................... 27
      ALLOCATION RULES....................................................... 28
      CREDITING PREMIUM...................................................... 28
      FUTURE PREMIUM PAYMENTS................................................ 28
      PREMIUM PAYMENTS AND TRANSACTION REQUESTS IN GOOD ORDER................ 28
   DETERMINING THE ACCOUNT VALUE............................................. 29
   ACCOUNT VALUE IN THE SUBACCOUNTS.......................................... 29
      ACCUMULATION UNIT VALUES............................................... 30
      NET INVESTMENT FACTOR.................................................. 30
      GUARANTEED ACCOUNT VALUE............................................... 30
      NET ACCOUNT VALUE...................................................... 30
      CASH SURRENDER VALUE................................................... 30
      NET CASH SURRENDER VALUE............................................... 30
   TRANSFERS................................................................. 31
      DATE WE PROCESS YOUR TRANSFER REQUEST.................................. 31
      NUMBER OF PERMITTED TRANSFERS/TRANSFER CHARGE.......................... 31
   DOLLAR COST AVERAGING..................................................... 31
      PROCESSING YOUR AUTOMATIC DOLLAR COST AVERAGING TRANSFERS.............. 32
   MARKET TIMING............................................................. 32
      RESTRICTIONS INITIATED BY THE FUNDS AND INFORMATION SHARING
        OBLIGATIONS.......................................................... 33
   CHANGING THE FACE AMOUNT OF INSURANCE..................................... 34
      CHANGES IN FACE AMOUNT................................................. 34
      INCREASES IN FACE AMOUNT............................................... 34
      DECREASES IN FACE AMOUNT............................................... 34
      CONSEQUENCES OF A CHANGE IN FACE AMOUNT................................ 34
   EFFECTIVE DATE OF POLICY AND RELATED TRANSACTIONS......................... 34
      VALUATION DATES, TIMES, AND PERIODS.................................... 34
      FUND PRICING........................................................... 35
      DATE OF RECEIPT........................................................ 35
      COMMENCEMENT OF INSURANCE COVERAGE..................................... 35
      ISSUE DATE; POLICY MONTHS AND YEARS.................................... 35
      MONTHLY DEDUCTION DAYS................................................. 35
      COMMENCEMENT OF INVESTMENT PERFORMANCE................................. 35
      EFFECTIVE DATE OF OTHER PREMIUM PAYMENTS AND REQUESTS THAT YOU MAKE.... 35
   REPORTS TO POLICY OWNERS.................................................. 36
POLICY TRANSACTIONS.......................................................... 37
   WITHDRAWING POLICY INVESTMENTS............................................ 37
      FULL SURRENDER......................................................... 37
      PARTIAL SURRENDER...................................................... 37

      LOANS.................................................................. 37
      MAXIMUM LOAN AMOUNT.................................................... 37
      INTEREST............................................................... 37
      LOAN ACCOUNT........................................................... 37
      EFFECT OF A LOAN....................................................... 38
      OUTSTANDING LOAN....................................................... 38
      LOAN REPAYMENT......................................................... 38
   MATURITY OF YOUR POLICY................................................... 38
   TAX CONSIDERATIONS........................................................ 38
POLICY PAYMENTS.............................................................. 39
   PAYMENT OPTIONS........................................................... 39
      CHANGE OF PAYMENT OPTION............................................... 39
      TAX IMPACT............................................................. 39
   THE BENEFICIARY........................................................... 39
   ASSIGNMENT OF A POLICY.................................................... 39
   PAYMENT OF PROCEEDS....................................................... 39
      GENERAL................................................................ 39
      DELAY OF GUARANTEED ACCOUNT OPTION PROCEEDS............................ 39
      DELAY FOR CHECK CLEARANCE.............................................. 40
      DELAY OF SEPARATE ACCOUNT PROCEEDS..................................... 40
      DELAY TO CHALLENGE COVERAGE............................................ 40
      DELAY REQUIRED UNDER APPLICABLE LAW.................................... 40
ADDITIONAL RIGHTS THAT WE HAVE............................................... 40
VARIATIONS IN POLICY OR INVESTMENT OPTION TERMS AND CONDITIONS............... 41
      UNDERWRITING AND PREMIUM CLASSES....................................... 41
      POLICIES PURCHASED THROUGH "INTERNAL ROLLOVERS"........................ 41
      EXPENSES OR RISKS...................................................... 41
      UNDERLYING INVESTMENTS................................................. 41
CHARGES UNDER THE POLICY..................................................... 41
   DEDUCTIONS FROM PREMIUM................................................... 42
      MONTHLY DEDUCTION FROM ACCOUNT VALUE................................... 42
      ADMINISTRATIVE CHARGE.................................................. 42
      COST OF INSURANCE CHARGE............................................... 43
      DEDUCTIONS AND MONEY MARKET SUBACCOUNTS................................ 43
   NET AMOUNT AT RISK........................................................ 43
      RATE CLASSES FOR INSUREDS.............................................. 43
   LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS....... 44
   DEDUCTION FROM VARIABLE ACCOUNT ASSETS.................................... 44
      MORTALITY AND EXPENSE RISK CHARGE...................................... 44
   DEDUCTIONS UPON POLICY TRANSACTIONS....................................... 45
      TRANSFER CHARGE........................................................ 45
      SURRENDER CHARGE....................................................... 45
      SURRENDER CHARGE CALCULATION........................................... 45
      SURRENDER CHARGE BASED ON AN INCREASE OR DECREASE IN FACE AMOUNT....... 46
      PARTIAL SURRENDER CHARGE............................................... 46
      PARTIAL SURRENDER CHARGE DUE TO DECREASE IN FACE AMOUNT................ 46
      PARTIAL SURRENDER PROCESSING FEE....................................... 47
      DISCOUNT PURCHASE PROGRAMS............................................. 47
OTHER POLICY PROVISIONS...................................................... 47
   RIGHT TO EXCHANGE......................................................... 47
   MORE ABOUT POLICY CHARGES................................................. 47
      PURPOSE OF OUR CHARGES................................................. 47
      GENERAL................................................................ 48
   ACCOUNT VALUE............................................................. 48

      YOUR ACCOUNT VALUE..................................................... 48
      YOUR INVESTMENT OPTIONS................................................ 48
      THE GUARANTEED ACCOUNT................................................. 48
POLICY LAPSE AND REINSTATEMENT............................................... 49
   REINSTATEMENT............................................................. 49
FEDERAL INCOME TAX CONSIDERATIONS............................................ 49
   TAX STATUS OF THE POLICY.................................................. 50
   USL....................................................................... 50
   DIVERSIFICATION AND INVESTOR CONTROL...................................... 50
   TAX TREATMENT OF THE POLICY............................................... 50
   TAX TREATMENT OF POLICY BENEFITS IN GENERAL............................... 51
   PRE-DEATH DISTRIBUTION.................................................... 51
   POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS................... 51
   MODIFIED ENDOWMENT CONTRACTS.............................................. 52
   INTEREST ON LOANS......................................................... 52
   POLICY EXCHANGES AND MODIFICATIONS........................................ 52
   WITHHOLDING............................................................... 53
   CONTRACTS ISSUED IN CONNECTION WITH TAX QUALIFIED PENSION PLANS........... 53
   POSSIBLE CHARGE FOR AI LIFE'S TAXES....................................... 53
LEGAL PROCEEDINGS............................................................ 53
FINANCIAL STATEMENTS......................................................... 53
INDEX OF SPECIAL WORDS AND PHRASES........................................... 54
APPENDIX A................................................................... 56

CONTACT INFORMATION: HERE IS HOW YOU CAN CONTACT US ABOUT THE USL EXECUTIVE ADVANTAGE POLICIES:

ADMINISTRATIVE CENTER:                       HOME OFFICE:
---------------------                        -----------
The United States Life Insurance Company     The United States Life Insurance Company
in the City of New York                      in the City of New York
405 King Street, CLMK                        One World Financial Center
Wilmington, Delaware 19801-3722              200 Liberty Street
1-877-883-6596                               New York, New York 10281
                                             1-212-551-5732

                                   THE MERGER

     Effective December 31, 2010, American International Life Assurance Company of New York ("AI Life"), an affiliate of USL, merged with and into USL ("Merger"). Before the Merger, the Policies were issued by AI Life. Upon the Merger, all Policy obligations that had been those of AI Life became obligations of USL. In this prospectus, the word "we" refers to USL.

     The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to reflect the change to the company that provides your Policy benefits from AI Life to USL. You will receive a Policy endorsement from USL that reflects the change from AI Life to USL. The Merger also did not result in any adverse tax consequences for any Policy owners.

                          POLICY BENEFITS/RISKS SUMMARY

     Any Policies issued January 1, 2009 and thereafter comply with the 2001 Commissioners' Standard Ordinary mortality and morbidity tables ("2001 CSO tables"). Please see "Tax Treatment of the Policy" on page 50.

     This summary describes the Policy's important benefits and risks. The sections in this prospectus following this summary discuss the Policy's benefits and other provisions in more detail.

                                 POLICY BENEFITS

     You may allocate your ACCOUNT VALUE among the 39 variable investment
                           -------------
options available under the Policy, each of which invests in an underlying fund (each available portfolio is referred to in this prospectus as a "Fund" and collectively, the "Funds"), and the Guaranteed Account, which credits a specified rate of interest. Your Account Value will vary based on the investment performance of the variable investment options you choose and interest credited in the Guaranteed Account.

DEATH BENEFIT

..    DEATH BENEFIT PROCEEDS: We pay the death benefit proceeds (reduced by any outstanding Policy loans and any accrued loan interest) to the Beneficiary when the INSURED person dies. In your application to buy an Executive
              -------
     Advantage Policy, you tell us how much life insurance coverage you want. We call this the "FACE AMOUNT" of insurance.
                    -----------

..    DEATH BENEFIT OPTIONS: You must choose one of the two death benefit options when you apply for your Policy:

     .    Level Death Benefit Option or

     .    Increasing Death Benefit Option

     For the Level Death Benefit Option, the death benefit will be the greater of:

     .    Face Amount; or

     . Account Value on the date of death multiplied by the appropriate minimum death benefit factor.

     You should consider this death benefit option if you want to minimize your cost of insurance.

     For the Increasing Death Benefit Option, the death benefit will be the greater of:

     .    Face Amount plus the Account Value; or

     . Account Value on the date of death multiplied by the appropriate minimum death benefit factor.

     You should consider this death benefit option if you want your death benefit to increase with your Account Value.

     Federal tax law may require us to increase the death benefit under any of the above death benefit options. See "Tax Qualification Options" on page 25.

FULL SURRENDERS, PARTIAL SURRENDERS, TRANSFERS, AND POLICY LOANS

..    FULL SURRENDERS: At any time while the Policy is in force, you may surrender your Policy in full. If you do, we will pay you the Account Value, less any Policy loans and any accrued loan interest, and less any surrender charge that then applies. We call this amount your NET CASH
                                                                  --------
     SURRENDER VALUE. A surrender charge may apply. See "Surrender Charge" on
     ---------------
     page 45. You cannot reinstate a surrendered Policy. A full surrender may have adverse tax consequences.

..    PARTIAL SURRENDERS: We will not allow a partial surrender during the first
     Policy year or during the first 12 months following an increase in Face Amount. You may make two partial surrenders per year. A partial surrender must be at least $500 but may not exceed 90% of your Policy's Net Cash Surrender Value. We may deduct the applicable surrender charge on a partial surrender. Currently, we do not assess a processing charge for partial surrenders. A partial surrender may have adverse tax consequences.

..    TRANSFERS: Within certain limits, you may make transfers among the variable investment options and the Guaranteed Account. You may make up to twelve transfers of Account Value among the variable investment options in each Policy year without charge. We currently assess a $25 charge for each transfer after the 12th transfer in a Policy year. There are special limits on transfers involving the Guaranteed Account.

..    LOANS: You may take a loan from your Policy at any time after the first
     Policy year. The maximum loan amount you may take is 90% of your Policy's Net Cash Surrender Value. We charge you interest daily on any OUTSTANDING
                                                                   -----------
     LOAN at a declared annual rate not in excess of 8%. The maximum net cost
     ----
     (the difference between the rate of interest charged on loans and the amount we credit on the equivalent amount held in the LOAN ACCOUNT) of a
                                                           ------------
     loan is 2% per year. You may increase your risk of lapse if you take a loan. Loans may have adverse tax consequences.

PREMIUMS

..    FLEXIBILITY OF PREMIUMS: After you pay the initial premium, you can pay subsequent premiums at any time (prior to the Policy's maturity) and in any amount less than the maximum amount allowed under tax laws (but not less than $50). You can select a premium payment plan to pay planned periodic premiums annually. You are not required to pay premiums according to the plan. Under certain circumstances, we may limit the amount of a premium payment or reject a premium payment.

..    FREE LOOK: When you receive your Policy, the free look period begins. You may return your Policy during this period and receive a refund of the premiums paid.

     The free look period generally expires the later of:

     .    10 days after you receive the Policy, or

     .    45 days after you sign Part I of the application.

THE POLICY

..    OWNERSHIP RIGHTS: While the Insured person is living, you, as the OWNER of
                                                                       -----
     the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the Beneficiary, changing the Owner, and assigning the Policy.

..    SEPARATE ACCOUNT: You may direct the money in your Policy to any of the available variable investment options of the Separate Account. Each variable investment option invests exclusively in one of the Funds listed in this prospectus. The value of your investment in a variable investment option depends on the investment results of the related Fund. We do not guarantee any minimum cash value for amounts allocated to the variable investment options. If the Fund investments go down, the value of a Policy can decline.

..    GUARANTEED ACCOUNT: You may place amounts in the Guaranteed Account where it earns interest at the rate of 4% annually. We may declare higher rates of interest, but are not obligated to do so.

..    ACCOUNT VALUE: Account Value varies from day to day, depending on the investment performance of the variable investment options you choose, interest we credit to the Guaranteed Account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders and loans).

..    PAYMENT OPTIONS: There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum. More detailed information concerning these payment options is available on request from our Administrative Center. See "Payment Options" on page 39.

..    TAX BENEFITS: The Policy is designed to afford the tax treatment normally accorded life insurance contracts under federal tax law. Generally, under federal tax law, the death benefit under a qualifying life insurance Policy is excludable from the gross income of the Beneficiary until there is a distribution. In addition, this means that under a qualifying life insurance Policy, cash value accumulates on a tax deferred basis and transfers of cash value among the available investment options under the Policy may be made tax free. Under a qualifying life insurance Policy that is not a modified endowment contract ("MEC"), the proceeds from Policy loans would not be taxed. If the Policy is not a MEC, distributions after the 15th Policy year generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

SUPPLEMENTAL BENEFITS AND RIDERS

     We offer no supplemental benefits or riders with this Policy.

                                  POLICY RISKS

INVESTMENT RISK

     The Policy is not suitable as a short-term investment. We designed the Policy to meet long-term financial goals. In the Policy's early years, if the total charges exceed total premiums paid or if your investment choices perform poorly, your Policy may not have any cash surrender value. Any applicable surrender charge may be large enough in the Policy's early years so that if you fully surrender your Policy you may receive no cash surrender value. If you take multiple partial surrenders, your Account Value may not cover required charges and your Policy would lapse.

     If you invest your Account Value in one or more variable investment options, then you will be subject to the risk that the investment performance of the variable investment options will be unfavorable. You will also be subject to the risk that the Account Value will decrease because of the unfavorable performance and the resulting higher insurance charges. You could lose everything you invest. You will also be subject to the risk that the investment performance of the variable investment options you choose may be less favorable than that of other variable investment options, and in order to keep the Policy in force may be required to pay more premiums than originally planned. WE DO NOT GUARANTEE A MINIMUM ACCOUNT VALUE.

     If you allocate NET PREMIUM to the Guaranteed Account, then we credit your
                     -----------
Account Value (in the Guaranteed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4%.

RISK OF LAPSE

     If your Net Cash Surrender Value is not enough to pay the charges deducted against Account Value each month, your Policy may enter a 61-day GRACE PERIOD.
                                                                 ------------
We will notify you that the Policy will lapse (terminate without value) at the end of the Grace Period unless you make a sufficient payment. Your Policy may also lapse if outstanding Policy loans plus any accrued interest payable exceeds the Cash Surrender Value.

     If we do not receive a sufficient premium before the end of the Grace Period, the Policy will terminate without value. We will send you a written notice within 30 days of the beginning of any Grace Period. The notice will state that you have 61 days from the due date of the premium to pay the necessary charges to avoid lapse of the Policy. If the Insured dies during the Grace Period, we will still pay the LIFE INSURANCE PROCEEDS to the Beneficiary.
                                    -----------------------
The amount we pay will reflect a reduction for the unpaid monthly deductions due on or before the date of the Insured's death.

TAX RISKS

     We anticipate that the Policy should generally qualify as a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. Please consult a tax adviser about these consequences.

     Depending on the total amount of premiums you pay, the Policy may be treated as a MEC under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a

10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2.

     You should consult a qualified tax adviser for assistance in all Policy-related tax matters. See "Federal Income Tax Considerations" on page 49.

PARTIAL SURRENDER AND FULL SURRENDER RISKS

     The surrender charge under the Policy applies for the first 14 Policy years (and for a maximum of the first 14 Policy years after any increase in the Policy's Face Amount) in the event you surrender the Policy or decrease the Face Amount. The surrender charge may be considerable. Any Outstanding Loan balance reduces the amount available to you upon a partial or full surrender. It is possible that you will receive no Net Cash Surrender Value if you surrender your Policy in the first few Policy years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Account Value in the near future. We designed the Policy to help meet long-term financial goals.

     A partial surrender or full surrender may have adverse tax consequences.

POLICY LOAN RISKS

     A Policy loan, whether or not repaid, will affect Account Value over time because we subtract the amount of the loan from the variable investment options and/or Guaranteed Account as collateral, and this loan collateral does not participate in the investment performance of the variable investment options or receive any excess interest credited to the Guaranteed Account.

     We reduce the amount we pay on the Insured person's death by the amount of any Policy loan and your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued interest payable reduce the Net Cash Surrender Value to zero.

     If you surrender the Policy or allow it to lapse while a Policy loan remains outstanding, the amount of the loan, to the extent it has not previously been taxed, is treated as a distribution from the Policy and may be subject to federal income taxation.

                                 PORTFOLIO RISKS

     A discussion of the risks of each Fund may be found in its prospectus. Please refer to the Funds' prospectuses for more information. You may request a copy of any or all of the Fund prospectuses by contacting us at the Administrative Center shown on page 5 of this prospectus.

     There is no assurance that any of the Funds will achieve its stated investment objective.

                                TABLES OF CHARGES

     The following tables describe the fees and expenses that are payable, when buying, owning and surrendering a Policy. No Policy Owner will be charged more than the amount we show under the "Maximum Guaranteed Charge" columns.

     USL may also make available to Policy Owners other universal life insurance policies with different features and different charges. Please ask your USL representative about our other policies.

     The following tables describe the transaction fees and expenses that are payable at the time that you (1) buy a Policy, (2) surrender a Policy during the first 14 Policy years and the first 14 Policy years following an increase in the Policy's Face Amount, (3) change a Policy's Face Amount, or (4) transfer Account Value between investment options.

                                                         TRANSACTION FEES
----------------------------------------------------------------------------------------------------------------------------------
CHARGE                       WHEN CHARGE IS DEDUCTED             MAXIMUM GUARANTEED CHARGE        CURRENT CHARGE
---------------------------- ----------------------------------- -------------------------------- --------------------------------
STATUTORY PREMIUM TAX        Upon receipt of each premium        3.5%(1) of each premium payment  2%(1) of each premium payment
CHARGE                       payment

DAC TAX CHARGE               Upon receipt of each premium        1.0%                             0%
                             payment

PREMIUM EXPENSE CHARGE       Upon receipt of each premium        9.0% of the amount of each       9.0% of the amount of each
                             payment                             premium payment                  premium payment

----------
(1) Statutory premium tax rates vary by state. For example, the highest premium tax rate, 3.5%, is in the state of Nevada, while the lowest premium tax rate, 0.5%, is in the state of Illinois. Certain local jurisdictions may assess additional premium taxes.

                                                        TRANSACTION FEES
----------------------------------------------------------------------------------------------------------------------------------
CHARGE                          WHEN CHARGE IS DEDUCTED      MAXIMUM GUARANTEED CHARGE          CURRENT CHARGE
------------------------------- ---------------------------- ---------------------------------- ----------------------------------
SURRENDER CHARGE

      Maximum Charge(1)         Upon a partial surrender     $39 per $1,000 of Face Amount      $0 per $1,000 of Face Amount
                                or a full surrender of
                                your Policy(2)

      Minimum Charge(3)         Upon a partial surrender     $8 per $1,000 of Face Amount       $0 per $1,000 of Face Amount
                                or a full surrender of
                                your Policy(2)

      Example Charge - for      Upon a partial surrender     $24 per $1,000 of Face Amount      $0 per $1,000 of Face Amount
      the first Policy year -   or a full surrender of
      for a 45 year old male,   your Policy(2)
      non-smoker, with a Face
      Amount of $100,000

----------
(1) The Maximum Charge for both the maximum guaranteed charge and the current charge occurs during the Insured person's first Policy year. The Maximum Charge is for a male, smoker, age 77 at the Policy's ISSUE DATE, with a
                                                          ----------
     Face Amount of $100,000.

(2) The Policies have a Surrender Charge that applies for a maximum of the first 14 Policy years and for a maximum of the first 14 Policy years following an increase in the Policy's Face Amount. The Surrender Charge attributable to an increase in the Policy's Face Amount applies only to the increase in Face Amount. The Surrender Charge will vary based on the Insured person's sex, age, risk class, Policy year and Face Amount. The Surrender Charges shown in the table may not be typical of the charges you will pay. Page 3B of your Policy will indicate the guaranteed Surrender Charges applicable to your Policy. More detailed information concerning your Surrender Charge is available free of charge on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus.

(3) The Minimum Charge for both the maximum guaranteed charge and the current charge occurs during the Insured person's first Policy year. The Minimum Charge is for a female, nonsmoker, age 18 at the Policy's Issue Date, with a Face Amount of $100,000.

                                                     TRANSACTION FEES
----------------------------------------------------------------------------------------------------------------------------
CHARGE                    WHEN CHARGE IS DEDUCTED   MAXIMUM GUARANTEED CHARGE           CURRENT CHARGE
------------------------- ------------------------- ----------------------------------- ------------------------------------
PARTIAL SURRENDER         Upon a partial            The lesser of $25 or 2.0% of the    $0
PROCESSING FEE            surrender of your Policy  amount of the partial surrender

TRANSFER FEE              Upon a transfer of        $25 for each transfer(1)            $25 for each transfer(1)
                          Account Value

POLICY OWNER ADDITIONAL   Upon each request for a   $25                                 $0
ILLUSTRATION CHARGE       Policy illustration
                          after the first in a
                          Policy year

FLAT MONTHLY CHARGE       Monthly, at the           $10                                 $7
                          beginning of each
                          Policy Month

FIRST YEAR                Monthly, at the           $25                                 $0
ADMINISTRATIVE CHARGE     beginning of each
                          Policy month during the
                          first Policy year

FACE AMOUNT INCREASE      Monthly, at the           $25                                 $0
CHARGE                    beginning of each
                          Policy month for the 12
                          months immediately
                          following the effective
                          date of the increase

----------
(1)  The first 12 transfers in a Policy year are free of charge.

     The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

                                                        PERIODIC CHARGES
                                               (OTHER THAN FUND FEES AND EXPENSES)
----------------------------------------------------------------------------------------------------------------------------------
CHARGE                           WHEN CHARGE IS DEDUCTED      MAXIMUM GUARANTEED CHARGE          CURRENT CHARGE
-------------------------------- ---------------------------- ---------------------------------- ---------------------------------
COST OF INSURANCE CHARGE(1)

      Maximum Charge(2)          Monthly, at the beginning    $83.33 per $1,000 of Net Amount    $20.72 per $1,000 of Net Amount
                                 of each Policy month         at Risk(3)                         at Risk

      Minimum Charge(4)          Monthly, at the beginning    $0.08 per $1,000 of Net Amount     $0.02 per $1,000 of Net Amount
                                 of each Policy month         at Risk                            at Risk

      Example Charge for the     Monthly, at the beginning    $0.29 per $1,000 of Net Amount     $0.05 per $1,000 of Net Amount
      first Policy year - for    of each Policy month         at Risk                            at Risk
      a 45 year old male,
      nonsmoker, medically
      underwritten with a Face
      Amount of $100,000

MORTALITY AND EXPENSE RISK
CHARGE

  Policy years 1-4(5)            Daily                        annual effective rate of 1.0% of   annual effective rate of 0.65%
                                                              Account Value invested in the      of Account Value invested in
                                                              variable investment options        the variable investment options

POLICY LOAN INTEREST CHARGE      Annually (on your Policy     8.0% of the Outstanding Loan       8.0% of the Outstanding Loan
                                 anniversary)                 balance                            balance

----------
(1) The Cost of Insurance Charge will vary based on the Insured Person's sex, age, risk class, Policy year and Face Amount. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. Page 3C of your Policy will indicate the guaranteed Cost of Insurance Charge applicable to your Policy. More detailed information concerning your Cost of Insurance Charge is available on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus. Also see "Illustrations" on page 23 of this prospectus.

(2) The Maximum Charge for both the maximum guaranteed charge and the current charge occurs during the policy year in which the insured person attains age 99. The policy anniversary on which the insured person attains age 100 is the Policy's maximum maturity date. The Maximum Charge is for a guaranteed issue male, smoker, age 70 at the Policy's Issue Date, with a Face Amount of $100,000.

(3) The Net Amount at Risk is the difference between the current death benefit under your Policy divided by 1.0032737 and your Account Value under the Policy.

(4) The Minimum Charge for both the maximum guaranteed charge and the current charge occurs in Policy year 1. The Minimum Charge is for a medically underwritten female, nonsmoker, age 18 at the Policy's Issue Date, with a Face Amount of $100,000.

(5) After the 4th Policy year, the maximum Mortality and Expense Charge will be as follows:

     Policy years 5-20 annual effective rate of 1.00% (guaranteed) and 0.20%
                                    (current)

     Policy years 21+ annual effective rate of 1.00% (guaranteed) and 0.15%
                                    (current)

     The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the maximum and minimum Total Annual Fund Operating Expenses before contractual waiver or reimbursement for any of the Funds for the fiscal year ended December 31, 2009. Current and future expenses for the Funds may be higher or lower than those shown.

                                           ANNUAL FUND FEES AND EXPENSES
                                 (EXPENSES THAT ARE DEDUCTED FROM THE FUND ASSETS)
--------------------------------------------------------------------------------------------------------------------
CHARGE                                                      MAXIMUM                            MINIMUM
--------------------------------------------- ------------------------------------ ---------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES FOR                     2.40%                              0.10%
ALL OF THE FUNDS (EXPENSES THAT ARE
DEDUCTED FROM FUND ASSETS INCLUDE
MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES,
AND OTHER EXPENSES)(1)

Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses.
----------
(1) Currently 9 of the Funds have contractual reimbursements or fee waivers. These reimbursements or waivers expire on April 30, 2011. The impact of contractual reimbursements or fee waivers is as follows:

                 Charge                   Maximum              Minimum
     ------------------------------- -------------------- -------------------
     Total Annual Fund Operating           2.15%                0.10%
     Expenses for all of the Funds
     After Contractual
     Reimbursement or Fee Waiver

                               GENERAL INFORMATION

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

     We are The United States Life Insurance Company in the City of New York ("USL"). USL is a stock life insurance company organized under the laws of the State of New York on February 25, 1850. USL's home office is The United States Life Insurance Company in the City of New York, One World Financial Center, 200 Liberty Street, New York, New York 10281. USL is an indirect wholly owned subsidiary of American International Group, Inc. American International Group, Inc., a Delaware corporation, is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. American General Life Companies is the marketing name for the insurance companies and affiliates comprising the domestic life operations of American International Group, Inc., including USL. The commitments under the Policies are USL's, and American International Group, Inc. has no legal obligation to back those commitments.

     On March 4, 2009, American International Group, Inc. issued and sold to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), 100,000 shares of American International Group, Inc.'s Series C Perpetual, Convertible, Participating Preferred Stock (the "Stock") for an aggregate purchase price of $500,000, with an understanding that additional and independently sufficient consideration was also furnished to American International Group, Inc. by the Federal Reserve Bank of New York (the "FRBNY") in the form of its lending commitment (the "Credit Facility") under the Credit Agreement, dated as of September 22, 2008, between American International Group, Inc. and the FRBNY. The Stock has preferential liquidation rights over American International Group, Inc.'s common stock, and, to the extent permitted by law, votes with American International Group Inc.'s common stock on all matters submitted to American International Group, Inc.'s shareholders. The Trust has approximately 79.8% of the aggregate voting power of American International Group Inc.'s common stock and is entitled to approximately 79.8% of all dividends paid on American International Group, Inc.'s common stock, in each case treating the Stock as if converted. The Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates. USL is not a guarantor of the Credit Facility obligations and it has not pledged any assets to secure those obligations.

THE SEPARATE ACCOUNT

     USL holds the assets of your Account Value in subaccounts of Separate Account USL B (the "Separate Account"). The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940 (the "1940 Act"). Before December 31, 2010, the Separate Account was a separate account of AI Life, created on June 5, 1986, under New York insurance law. At that time the Separate Account was named Variable Account B of American International Life Assurance Company of New York. On December 31, 2010, and in conjunction with the merger of USL and AI Life, the Separate Account was transferred to and became a separate account of USL under New York law.

     USL owns the assets in the Separate Account. The Separate Account is divided into subaccounts. The Separate Account may include other subaccounts which are not available under the Policy.

     The assets in the Separate Account may not be used to pay any liabilities of USL other than those arising from the Policies, and USL is obligated to pay all amounts due the Policy Owners under the Policies.

NATIONAL UNION GUARANTEE

     Insurance obligations under all Policies with an Issue Date prior to April 30, 2010 at 4:00 p.m. Eastern time are and continue to be guaranteed (the "NU Guarantee") by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"), an affiliate of USL. New York law provides for the continuation of such guarantees for policies and other contracts and certificates issued prior to a merger. Insurance obligations include, without limitation, Policy values invested in the Guaranteed Account, death benefits and Policy features that provide return of premium or protection against Policy lapse. The NU Guarantee does not guarantee Policy value or the investment performance of any of the subaccounts available under the Policies. The Guarantee provides that Policy Owners can enforce the Guarantee directly.

     As of April 30, 2010 at 4:00 p.m. Eastern time (the "NU Point of Termination"), the NU Guarantee was terminated for prospectively issued Policies. The NU Guarantee does not cover any Policies with an Issue Date later than the NU Guarantee Point of Termination. The NU Guarantee will continue to cover insurance obligations under the Policies with an Issue Date earlier than the NU Guarantee Point of Termination including obligations arising from premium payments or other payments received after the NU Point of Termination until all insurance obligations under such Policies are satisfied in full.

     National Union is a stock property-casualty insurance company incorporated under the laws of the Commonwealth of Pennsylvania on February 14, 1901. National Union's principal executive office is located at 175 Water Street, 18th Floor, New York, New York 10038. National Union is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. National Union is an indirect wholly owned subsidiary of American International Group, Inc. and an affiliate of USL.

ADDITIONAL INFORMATION

     We have filed a Statement of Additional Information (the "SAI") with the SEC which includes more information about your Policy. The back cover page of this prospectus describes how you can obtain a copy of the SAI.

COMMUNICATION WITH USL

     When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the Owner named in the Policy. Where a Policy has more than one Owner, each Owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

     ADMINISTRATIVE CENTER. The Administrative Center provides service to all Policy Owners. For applicants, your USL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. See USL's addresses under "Contact Information" on page 5 of this prospectus.

APPLYING FOR A POLICY

     To purchase a Policy, you must complete an application and submit it to us. You must specify certain information in the application, including the Face Amount and the death benefit option. We may also require information to determine if the Insured is an acceptable risk to us. We may require a medical examination of the Insured and ask for additional information.

     OUR AGE REQUIREMENT FOR THE INSURED. You may apply for a Policy to cover a person who is at least 18 but no more than 70 years of age.

     THE MINIMUM FACE AMOUNT. The Face Amount must be at least $50,000, for each Insured.

     WE REQUIRE A MINIMUM INITIAL PREMIUM. We require that you pay a minimum initial premium before we will issue the Policy. You may pay the minimum initial premium when you submit the application or at a later date.

     We will not issue a Policy until we have accepted the application. We reserve the right to reject an application for any reason or "rate" an Insured as a substandard risk.

     WHEN YOUR COVERAGE WILL BE EFFECTIVE. Your Policy will become effective after:

     .    We accept your application;

     .    We receive an initial premium payment in an amount we determine; and

     .    We have completed our review of your application to our satisfaction.

     GENERAL. You should mail checks (or use express delivery, if you wish) for premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the Administrative Center shown under "Contract Information" on page 5 of this prospectus.

     You must make the following requests in writing:

          .    transfer of Account Value;

          .    loan;

          .    full surrender;

          .    partial surrender;

          .    change of Beneficiary or contingent Beneficiary;

          .    change of allocation percentages for premium payments;

          .    change of allocation percentages for Policy deductions;

          .    loan repayments or loan interest payments;

          . change of death benefit option or manner of death benefit payment;

          .    change in Face Amount;

          . addition or cancellation of, or other action with respect to, election of a payment option for Policy proceeds; and

          .    tax withholding elections.

     You should mail these requests (or use express delivery, if you wish) to the Administrative Center address shown under "Contact Information" on page 5 of this prospectus. You should also communicate notice of the Insured person's death, and related documentation, to our Administrative Center address.

     We have special forms which should be used for loans, assignments, partial and full surrenders, changes of Owner or Beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center or from your USL representative. Each communication must include your name, Policy number and, if you are not the Insured person, that person's name. We cannot process any requested action that does not include all required information. Until we update all the forms to reflect that AI Life merged into USL, we may provide you with forms that still reflect AI Life as the issuer and/or the former Separate Account's name.

VARIABLE INVESTMENT OPTIONS

     We divided the Separate Account into variable investment options, each of which invests in shares of a corresponding Fund. Currently, you may invest premium payments in variable investment options investing in the Funds listed in the following table. One or more of the Funds may sell its shares to other funds. The name of each Fund describes its type (for example, money market fund, growth fund, equity fund, etc.) except for the Funds with footnotes next to their names. For these Funds, whose name does not describe its type, we provide the information immediately following the table. The text of the footnotes follows the table. Fund sub-advisers are shown in parentheses.

VARIABLE INVESTMENT OPTIONS                                     INVESTMENT ADVISER (SUB-ADVISER, IF APPLICABLE)
--------------------------------------------------------------- --------------------------------------------------------------------
AllianceBernstein VPS Growth and Income Portfolio -             AllianceBernstein L.P.
Class A
AllianceBernstein VPS Growth Portfolio - Class A                AllianceBernstein L.P.
AllianceBernstein VPS Large Cap Growth Portfolio -              AllianceBernstein L.P.
Class A
AllianceBernstein VPS Small Cap Growth Portfolio -              AllianceBernstein L.P.
Class A(1)
American Century(R) VP Income & Growth Fund - Class I           American Century Investment Management, Inc.
American Century(R) VP International Fund - Class I             American Century Global Investment Management, Inc.
BlackRock Basic Value V.I. Fund - Class I Shares(2)             BlackRock Advisors, LLC (BlackRock Investment Management, LLC)
BlackRock Capital Appreciation V.I. Fund - Class I Shares(3)    BlackRock Advisors, LLC (BlackRock Investment Management, LLC)
BlackRock Government Income V.I. Fund - Class I Shares          BlackRock Advisors, LLC (BlackRock Financial Management, Inc.)
BlackRock Value Opportunities V.I. Fund - Class I Shares        BlackRock Advisors, LLC (BlackRock Investment Management, LLC)
Credit Suisse Trust International Equity Flex III Portfolio(4)  Credit Suisse Asset Management, LLC
Credit Suisse Trust U.S. Equity Flex I Portfolio(5)             Credit Suisse Asset Management, LLC
Fidelity(R) VIP Balanced Portfolio - Initial Class              Fidelity Management & Research Company (FMR Co., Inc.)
                                                                (FIL Investment Advisors)
                                                                (FIL Investment Advisors (U.K.) Ltd.)
                                                                (FIL Investments (Japan) Limited)
                                                                (Fidelity Investments Money Management, Inc.)
                                                                (Fidelity Management & Research (Hong Kong) Limited)
                                                                (Fidelity Management & Research (Japan) Inc.)
                                                                (Fidelity Management & Research (U.K.) Inc.)
                                                                (Fidelity Research & Analysis Company)

VARIABLE INVESTMENT OPTIONS                                     INVESTMENT ADVISER (SUB-ADVISER, IF APPLICABLE)
--------------------------------------------------------------- --------------------------------------------------------------------
Fidelity(R) VIP Contrafund(R) Portfolio - Initial Class(6)      Fidelity Management & Research Company (FMR Co., Inc.)
                                                                (FIL Investment Advisors)
                                                                (FIL Investment Advisors (U.K.) Ltd.)
                                                                (FIL Investments (Japan) Limited)
                                                                (Fidelity Management & Research (Hong Kong) Limited)
                                                                (Fidelity Management & Research (Japan) Inc.)
                                                                (Fidelity Management & Research (U.K.) Inc.)
                                                                (Fidelity Research & Analysis Company)

Fidelity(R) VIP Index 500 Portfolio - Initial Class             Fidelity Management & Research Company (FMR Co., Inc.)
                                                                (Geode Capital Management, LLC)

Fidelity(R) VIP Money Market Portfolio - Initial Class          Fidelity Management & Research Company
                                                                (FIL Investment Advisors)
                                                                (FIL Investment Advisors (U.K.) Ltd.)
                                                                (Fidelity Investments Money Management, Inc.)
                                                                (Fidelity Management & Research (Hong Kong) Limited)
                                                                (Fidelity Management & Research (Japan) Inc.)
                                                                (Fidelity Management & Research (U.K.) Inc.)
                                                                (Fidelity Research & Analysis Company)

Franklin Templeton VIP Templeton Developing Markets             Templeton Asset Management Ltd.
Securities Fund - Class 2

Franklin Templeton VIP Templeton Foreign Securities Fund -      Templeton Investment Counsel, LLC
Class 2

Franklin Templeton VIP Templeton Growth Securities Fund -       Templeton Global Advisors Limited
Class 2                                                         (Templeton Asset Management Ltd.)

Goldman Sachs VIT Strategic International Equity Fund -         Goldman Sachs Asset Management International
Institutional Shares

Goldman Sachs VIT Structured U.S. Equity Fund - Institutional   Goldman Sachs Asset Management, L.P.
Shares

Invesco Van Kampen V.I. High Yield Fund - Series I shares       Invesco Advisers, Inc.

Invesco Van Kampen V.I. Mid Cap Value Fund - Series I shares    Invesco Advisers, Inc.

JPMorgan Mid Cap Value Portfolio - Class 1 Shares*              J.P. Morgan Investment Management Inc.

JPMorgan Small Cap Core Portfolio - Class 1 Shares              J.P. Morgan Investment Management Inc.

Neuberger Berman AMT Partners Portfolio - Class I Shares(7)     Neuberger Berman Management LLC (Neuberger Berman LLC)

PIMCO VIT High Yield Portfolio - Administrative Class           Pacific Investment Management Company LLC

PIMCO VIT Long-Term U.S. Government Portfolio -                 Pacific Investment Management Company LLC
Administrative Class

PIMCO VIT Real Return Portfolio - Administrative Class          Pacific Investment Management Company LLC
PIMCO VIT Short-Term Portfolio - Administrative Class           Pacific Investment Management Company LLC
PIMCO VIT Total Return Portfolio - Administrative Class         Pacific Investment Management Company LLC
UIF Core Plus Fixed Income Portfolio - Class I Shares           Morgan Stanley Investment Management Inc.
UIF Emerging Markets Equity Portfolio - Class I Shares          Morgan Stanley Investment Management Inc.
                                                                (Morgan Stanley Investment Management Limited)
                                                                (Morgan Stanley Investment Management Company)
UIF Mid Cap Growth Portfolio - Class I Shares                   Morgan Stanley Investment Management Inc.
VALIC Co. I International Equities Fund                         VALIC** (PineBridge Investments LLC)
VALIC Co. I Mid Cap Index Fund                                  VALIC** (SunAmerica Asset Management Corp.)
                                                                VALIC** (SunAmerica Asset Management Corp.)
VALIC Co. I Small Cap Index Fund
Vanguard*** VIF Total Bond Market Index Portfolio               The Vanguard Group, Inc.
Vanguard*** VIF Total Stock Market Index Portfolio              The Vanguard Group, Inc.

----------
(1) The Fund type for AllianceBernstein VPS Small Cap Growth Portfolio - Class A is long-term growth of capital.

(2) The Fund type for BlackRock Basic Value V.I. Fund - Class I Shares is capital appreciation and income.

(3) The Fund type for BlackRock Capital Appreciation V.I. Fund - Class I Shares is long-term growth of capital.

(4) The Fund type for Credit Suisse Trust International Equity Flex III Portfolio is capital appreciation.

(5) The Fund type for Credit Suisse Trust U.S. Equity Flex I Portfolio is capital growth.

(6) The Fund type for Fidelity(R) VIP Contrafund(R) Portfolio - Initial Class is long-term capital appreciation.

(7) The Fund type for Neuberger Berman AMT Partners Portfolio is mid to large cap value.

* Effective December 16, 2005, the JPMorgan Mid Cap Value Portfolio is no longer available as a variable investment option under new Policies. Policy Owners with accumulation value in this investment option may transfer any or all of the value from the investment option. This investment option is not available for any other purpose.

**   "VALIC" means The Variable Annuity Life Insurance Company.

***  "Vanguard" is a trademark of The Vanguard Group, Inc.

     From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Fund's prior name.

     YOU CAN LEARN MORE ABOUT THE FUNDS, THEIR INVESTMENT POLICIES, RISKS, EXPENSES AND ALL OTHER ASPECTS OF THEIR OPERATIONS BY READING THEIR PROSPECTUSES. You should carefully read the Funds' prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan.

     We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of fund related information and responding to Policy Owners' inquiries about the Funds. Currently, these payments range from 0.15% to 0.35% of the daily market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. From time to time some of these arrangements may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses that we are incurring are greater than we anticipated. If the expenses we incur are less than we anticipate, we may make a profit from some of these arrangements. These payments do not result in any additional charges under the Policies that are not described under "Charges Under the Policy" on page 41.

     We also receive what is referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Policies.

     These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

GUARANTEED INVESTMENT OPTION

     Under the Policy, you may currently allocate your Account Value to the Guaranteed Account. In addition, if you request a loan, we will allocate part of your Account Value to the Loan Account which is part of the Guaranteed Account.

     We may treat each allocation and transfer separately for purposes of crediting interest and making deductions from the Guaranteed Account.

     All of your Account Value held in the Guaranteed Account will earn interest at a rate we determine in our sole discretion. This rate will never be less than 4% per year compounded annually. The Loan Account portion of your Account Value may earn a different interest rate than the remaining portion of your Account Value in the Guaranteed Account.

     We will deduct any transfers, partial surrenders or any Policy expenses from the Guaranteed Account and your variable investment options on a pro rata basis, unless you provide other directions. No portion of the Loan Account may be used for this purpose.

     If we must pay any part of the proceeds for a loan, partial surrender or full surrender from the Guaranteed Account, we may defer the payment for up to six months from the date we receive the written request. If we defer payment from the Guaranteed Account for 30 days or more, we will pay interest on the amount we deferred at a rate of 4% per year, compounded annually, until we make payment.

GUARANTEED ACCOUNT VALUE

     On any VALUATION DATE, the Guaranteed Account portion of your Policy
            --------------
Account Value equals:

     . the total of all Net Premium, allocated to the Guaranteed Account, plus

     .    any amounts transferred to the Guaranteed Account, plus

     . interest credited on the amounts allocated and transferred to the Guaranteed Account, less

     .    the amount of any transfers from the Guaranteed Account, less

     . the amount of any partial surrender, including the partial surrender charges, taken from the Guaranteed Account, less

     . the allocated portion of the monthly deduction deducted from the Guaranteed Account, plus

     .    the amount of the Loan Account.

     If you take a loan, we transfer the amount of the loan to the Loan Account held in the Guaranteed Account. The value of your Loan Account includes transfers to and from the Loan Account as you take and repay loans and interest credited on the Loan Account.

VOTING PRIVILEGES

     We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your Account Value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

     We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from Owners participating in that Fund through the Separate Account. Even if Policy Owners participating in that Fund choose not to provide voting instructions, we will vote the Fund's shares in the same proportions as the voting instructions which we actually receive. As a result, the instructions of a small number of Policy Owners could determine the outcome of matters subject to shareholder vote.

     If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the Owner such materials, we will vote the shares as we determine in our sole discretion.

     In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy Owners. USL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

ILLUSTRATIONS

     We may provide you with illustrations for your Policy's death benefit, Account Value, and Net Cash Surrender Value based on hypothetical rates of return. Hypothetical illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your actual rates of return and actual charges may be higher or lower than these illustrations. The actual return on your Account Value will depend on factors such as the amounts you allocate to particular investment options, the amounts deducted for the Policy's fees and charges, the variable investment options' fees and charges, and your Policy loan and partial surrender history.

     Before you purchase the Policy, we will provide you with what we refer to as a personalized illustration. A personalized illustration shows future benefits under the Policy based upon (1) the proposed Insured person's age and rate class and (2) your selection of a death benefit option, Face Amount, planned periodic premiums and proposed investment options.

     After you purchase the Policy and upon your request, we will provide a similar personalized illustration that takes into account your Policy's actual values and features as of the date the illustration is prepared. We reserve the right to charge a $25 fee for personalized illustrations prepared after the Policy is issued if you request us to do so more than once each year. We do not currently charge for additional personalized illustrations.

                                 POLICY FEATURES

DEATH BENEFITS

     YOUR FACE AMOUNT OF INSURANCE. In your application to buy an Executive Advantage Policy, you tell us how much life insurance coverage you want. We call this the "Face Amount" of insurance.

     Investment performance affects the amount of your Policy's Account Value. We deduct all charges from your Account Value. The amount of the monthly charges may differ from month to month. However, as long as all applicable charges are paid on a timely basis each month, the Face

Amount of insurance payable under your Policy is unaffected by investment performance. See "Monthly Deduction From Account Value" on page 42.

     YOUR DEATH BENEFIT. You must choose one of the two death benefit options at the time we issue your Policy.

     .    Level Death Benefit Option; or

     .    Increasing Death Benefit Option.

     For the Level Death Benefit Option, the death benefit will be the greater of:

     .    Face Amount; or

     . Account Value on the date of death multiplied by the appropriate minimum death benefit factor.

     You should consider this death benefit option if you want to minimize your cost of insurance.

     For the Increasing Death Benefit Option, the death benefit will be the greater of:

     .    Face Amount plus the Account Value; or

     . Account Value on the date of death multiplied by the appropriate minimum death benefit factor.

     You should consider this death benefit option if you want your death benefit to increase with your Account Value.

     LIFE INSURANCE PROCEEDS. During the Policy term, we will pay the Life Insurance Proceeds to the Beneficiary after the Insured's death. To make payment, we must receive at our Administrative Center:

     .    satisfactory proof of the Insured's death; and

     .    the Policy.

     PAYMENT OF LIFE INSURANCE PROCEEDS. We will pay the Life Insurance Proceeds generally within seven days after we receive the information we require. We will pay the Life Insurance Proceeds to the Beneficiary in one lump sum or, if elected, under a payment option. Payment of the Life Insurance Proceeds may also be affected by other provisions of the Policy.

     We will pay interest on the Life Insurance Proceeds from the date of the Insured's death to the date of payment as required by applicable state law.

     AMOUNT OF LIFE INSURANCE PROCEEDS. We will determine the Life Insurance Proceeds as of the date of the Insured's death. The Life Insurance Proceeds will equal:

     . the amount of the death benefit determined according to the death benefit option selected; minus

     .    the Outstanding Loan, if any, and accrued loan interest; minus

     .    any overdue monthly deductions if the Insured dies during a Grace
          Period.

TAX QUALIFICATION OPTIONS

     Section 7702 of the CODE provides alternative testing procedures for
                         ----
meeting the definition of life insurance. Each Policy must qualify under one of these two tests and you may select the test we use for ensuring your Policy meets the definition of life insurance.

     Under both tests under Section 7702, there is a minimum death benefit required at all times. This is equal to the Account Value multiplied by the appropriate minimum death benefit factor. These factors depend on the tax qualification option and may be based on the ATTAINED AGE, sex and rate class of
                                             ------------
the Insured. A table of the applicable factors is located in the Policy.

     The two tax qualification options are:

     .    Guideline Premium/Cash Value Corridor Test.

     .    Cash Value Accumulation Test.

     You must elect one of these tests when you apply for a Policy. After we issue your Policy, the choice may not be changed.

CHANGES IN DEATH BENEFIT OPTIONS

     If you have selected the Level Death Benefit Option you may change to the Increasing Death Benefit Option. You may also change from the Increasing Death Benefit Option to the Level Death Benefit Option.

     HOW TO REQUEST A CHANGE. You may change your death benefit option by providing your agent with a written request or by writing us at our Administrative Center. We may require that you submit satisfactory evidence of insurability to us.

     If you request a change from the Level Death Benefit Option to the Increasing Death Benefit Option, we will decrease the Face Amount by an amount equal to your Account Value on the date the change takes effect. However, we reserve the right to decline to make such a change if it would reduce the Face Amount below the minimum Face Amount.

     If you request a change from the Increasing Death Benefit Option to the Level Death Benefit Option, we will increase the Face Amount by an amount equal to your Account Value on the date the change takes effect. Such decreases and increases in the Face Amount are made so that the Life Insurance Proceeds remain the same on the date the change takes effect.

     Once approved, we will issue new Policy information pages and attach a copy of your application for change. We reserve the right to decline to make any changes that we determine would cause the Policy to fail to qualify as life insurance under our interpretation of the Code.

     The change will take effect on the next MONTHLY ANNIVERSARY that coincides
                                             -------------------
with or next follows the date we approve your request.

     TAX CONSEQUENCES OF CHANGES IN INSURANCE COVERAGE. Please read "Federal Income Tax Considerations" starting on page 49 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

PREMIUM PAYMENTS

     The Policy allows you to select the timing and amount of premium payments within limits. Send premium payments to our Administrative Center.

     RESTRICTIONS ON PREMIUM. We may not accept any premium payment:

     .    If it is less than $50;

     . If the premium would cause the Policy to fail to qualify as a life insurance contract as defined in Section 7702 of the Code, we will refund any portion of any premium that causes the Policy to fail. In addition, we will monitor the Policy and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract under the Code; or

     . If the premium would increase the amount of our risk under your Policy by an amount greater than that premium amount. In such cases, we may require satisfactory evidence of insurability before accepting that premium.

     MINIMUM INITIAL PREMIUM. We will calculate the minimum initial premium. The amount is based on a number of factors, including the age, sex, and underwriting class of the proposed Insured and the desired Face Amount.

     PLANNED PERIODIC PREMIUM. When you apply for a Policy, you select a plan for paying annual level premiums. We will establish a minimum amount that may be used as the planned periodic premium. We may recalculate this minimum amount if the Face Amount of the Policy is increased or decreased.

     You are not required to pay premiums in accordance with this plan. Rather, you can pay more or less than the planned periodic premium or skip a planned periodic premium entirely.

     At any time you can change the amount and frequency of the planned periodic premium by sending a written notice to our Administrative Center.

     ADDITIONAL PREMIUM. Additional premiums are premiums other than planned premiums. Additional premiums may be paid in any amount and at any time subject to the Code.

     Depending on the Account Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional premium may be needed to prevent your Policy from terminating.

     EFFECT OF PREMIUM PAYMENTS. In general, paying all planned periodic premiums may not prevent your Policy from lapsing. In addition, if you fail to pay any planned periodic premium, your Policy will not necessarily lapse.

     Your Policy will lapse only when the Net Cash Surrender Value on a Monthly Anniversary is less than the amount of that date's monthly deduction. This could happen if the Net Cash Surrender Value has decreased because:

     . of the negative return or insufficient return earned by one or more of the subaccounts you selected; or

     . of any combination of the following - you have Outstanding Loans, you have taken partial surrenders, we have deducted Policy expenses, or you have made insufficient premium payments to offset the monthly deduction.

     GRACE PERIOD. In order for insurance coverage to remain in force, the Net Cash Surrender Value on each Monthly Anniversary must be equal to or greater than the total monthly deductions for that Monthly Anniversary. If it is not, you have a Grace Period of 61 days during which the Policy will continue in force. The Grace Period begins on the Monthly Anniversary that the Net Cash Surrender Value is less than the total monthly deductions then due. If we do not receive a sufficient premium before the end of the Grace Period, the Policy will terminate without value.

     We will send you a written notice within 30 days of the beginning of any Grace Period. The notice will state that a Grace Period of 61 days has begun.

     The amount of premium required to prevent your Policy from terminating is equal to the amount needed to increase the Net Cash Surrender Value sufficiently to cover total monthly deductions for the next three (3) Monthly Anniversaries.

     If the Insured dies during the Grace Period, we will still pay the Life Insurance Proceeds to the Beneficiary. The amount we pay will reflect a reduction for the unpaid monthly deductions due on or before the date of the Insured's death.

     If your Policy lapses with an Outstanding Loan you may have taxable income.

     PREMIUM ALLOCATIONS. In the application, you specify the percentage of Net Premium to be allocated to each subaccount and Guaranteed Account. However, until the period to examine and cancel expires, we invest this amount in the Money Market subaccount. On the first business day after the period expires, we will reallocate your Account Value based on the premium allocation percentages in your application.

     For all subsequent premiums, we will use the allocation percentages you specified in the application until you change them. You can change the allocation percentages at any time by sending written notice to our Administrative Center. The change will apply to all premium received with or after your notice.

     ALLOCATION RULES. Your allocation instructions must meet the following requirements:

     .    Each allocation percentage must be a whole number;

     .    Any allocation to a subaccount must be at least 5%; and

     .    the sum of your allocations must equal 100%.

     CREDITING PREMIUM. Your initial Net Premium will be credited to your Account Value as of the POLICY DATE. We will credit and invest subsequent Net
                        -----------
Premiums on the date we receive the premium or notice of deposit at our Administrative Center. We will process premiums at the price next computed after receipt of premium. Premiums received by 4:00 p.m., Eastern time, on a Valuation Date will be processed as of that day. Premiums received after 4:00 p.m., Eastern time, on a Valuation Date will be processed as of the next Valuation Date.

     If any premium requires us to accept additional risk, we will allocate this amount to the Money Market subaccount until we complete our underwriting. When accepted, and at the end of the period to examine and cancel the Policy, we will allocate it in accordance with your allocation percentages.

     FUTURE PREMIUM PAYMENTS. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

     The Policy allows you to choose how to invest your Account Value. Your Account Value will increase or decrease based on:

     .    The returns earned by the subaccounts you select.

     .    Interest credited on amounts allocated to the Guaranteed Account.

     We will determine your Policy benefits based upon your Account Value. If your Account Value is insufficient, your Policy may terminate. If the Net Cash Surrender Value on a Monthly Anniversary is less than the amount of that date's monthly deduction, the Policy will be in default and a Grace Period will begin.

     PREMIUM PAYMENTS AND TRANSACTION REQUESTS IN GOOD ORDER. We will accept the Policy Owner's instructions to allocate premium payments to investment options, to make redemptions (including loans) or to transfer values among the Policy Owner's investment options, contingent upon the Policy Owner's providing us with instructions in good order. This means that the Policy Owner's request must be accompanied by sufficient detail to enable us to allocate, redeem or transfer assets properly.

     When we receive a premium payment or transaction request in good order, it will be treated as described under "Effective date of other premium payments and requests that you make" on page 35 of this prospectus. If we receive an instruction that is not in good order, the requested action will not be completed, and any premium payments that cannot be allocated will be held in a non-interest bearing account until we receive all necessary information.

     We will attempt to obtain Policy Owner guidance on requests not received in good order for up to five business days following receipt. For instance, one of our representatives may telephone the Policy Owner to determine the intent of a request. If a Policy Owner's request is still not in good order after five business days, we will cancel the request, and return any unallocated premiums to the Policy Owner along with the date the request was canceled.

DETERMINING THE ACCOUNT VALUE

     On the Policy Date, your Account Value is equal to your initial Net Premium. If the Policy Date and the Issue Date are the same day, the Account Value is equal to your initial premium, less the premium expenses and monthly deduction.

     On each Valuation Date thereafter, your Account Value is equal to:

     .    Your Account Value held in the subaccounts; and

     .    Your Account Value held in the Guaranteed Account.

     Your Account Value will reflect:

     .    the premiums you pay;

     .    the returns earned by the subaccounts you select;

     .    the interest credited on amounts allocated to the Guaranteed Account;

     .    any loans or partial surrender; and

     .    the Policy expenses we deduct.

ACCOUNT VALUE IN THE SUBACCOUNTS

     We measure your Account Value in the subaccounts by the value of the subaccounts' accumulation units we credit to your Policy. When you allocate premiums or transfer part of your Account Value to a subaccount, we credit your Policy with accumulation units in that subaccount. The number of accumulation units equals the amount allocated to the subaccount divided by that subaccount's accumulation unit value for the Valuation Date when the allocation is effected.

     The number of subaccount accumulation units we credit to your Policy will:

     . increase when Net Premium is allocated to the subaccount, amounts are transferred to the subaccount and loan repayments are credited to the subaccount; or

     . decrease when the allocated portion of the monthly deduction is taken from the subaccount, a loan is taken from the subaccount, an amount is transferred from the subaccount, or a partial surrender, including the partial surrender charges, is taken from the subaccount.


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



     ACCUMULATION UNIT VALUES. A subaccount's accumulation unit value varies to reflect the return of the portfolio and may increase or decrease from one Valuation Date to the next. We arbitrarily set the accumulation unit value for each subaccount at $10 when the subaccount was established. Thereafter, the accumulation unit value equals the accumulation unit value for the prior VALUATION PERIOD multiplied by the Net Investment Factor for the current
---------------
Valuation Period.

     NET INVESTMENT FACTOR. The net investment factor is an index we use to measure the investment return earned by a subaccount during a Valuation Period. It is based on the change in net asset value of the portfolio shares held by the subaccount, and reflects any dividend or capital gain distributions on the portfolio shares and may include the deduction of the daily mortality and expense risk charge.

     GUARANTEED ACCOUNT VALUE. On any Valuation Date, the Guaranteed Account portion of your Policy Account Value equals:

     . the total of all Net Premium, allocated to the Guaranteed Account, plus

     .    any amounts transferred to the Guaranteed Account, plus

     . interest credited on the amounts allocated and transferred to the Guaranteed Account, less

     .    the amount of any transfers from the Guaranteed Account, less

     . the amount of any partial surrender, including the partial surrender charges, taken from the Guaranteed Account, less

     . the allocated portion of the monthly deduction deducted from the Guaranteed Account, plus

     .    the amount of the Loan Account.

     If you take a loan, we transfer the amount of the loan to the Loan Account held in the Guaranteed Account. The value of your Loan Account includes transfers to and from the Loan Account as you take and repay loans and interest credited on the Loan Account.

     NET ACCOUNT VALUE. The net Account Value on a Valuation Date is the Account Value less Outstanding Loans on that date.

     CASH SURRENDER VALUE. The CASH SURRENDER VALUE on a Valuation Date is the
                               --------------------
Account Value reduced by any surrender charge that would be assessed if you surrendered the Policy on that date.

     NET CASH SURRENDER VALUE. The Net Cash Surrender Value on a Valuation Date is the amount you would receive on a surrender of your Policy and is equal to:

     .    the Cash Surrender Value, less

     .    the Outstanding Loan on that date.

TRANSFERS

     You may transfer Account Value among the subaccounts and to the Guaranteed Account after the period to examine and cancel. All transfer requests, except for those made under the dollar cost averaging program, must satisfy the following requirements:

     . MINIMUM AMOUNT OF TRANSFER - You must transfer at least $250 or, the balance in the subaccount or the Guaranteed Account, if less;

     . FORM OF TRANSFER REQUEST - You must make a written request unless you have established prior authorization to make transfers by other means we make available;

     . TRANSFERS FROM THE GUARANTEED ACCOUNT - The maximum you may transfer in a Policy year is equal to 25% of your Account Value in the Guaranteed Account (not including the Loan Account) as of the date the transfer takes effect.

     DATE WE PROCESS YOUR TRANSFER REQUEST. We must receive your transfer request at our Administrative Center. We process transfers at the price next computed after we receive your transfer request. Transfer requests received by 4:00 p.m., Eastern time, on a Valuation Date will be processed as of that day. Transfer requests received after 4:00 p.m., Eastern time, on a Valuation Date will be processed as of the next Valuation Date.

     NUMBER OF PERMITTED TRANSFERS/TRANSFER CHARGE. We do not currently limit the number of transfers you may make. However, for each transfer in excess of 12 during a Policy year, we will charge you $25 for each additional transfer. All transfers processed on the same business day will count as one transfer for purposes of determining the number of transfers you have made in a Policy year. Transfers in connection with the dollar cost averaging program will not count against the 12 free transfers in any Policy year. We reserve the right to increase or decrease the number of free transfers allowed in any Policy year.

DOLLAR COST AVERAGING

     Dollar cost averaging is a systematic method of investing at regular intervals. By investing at regular intervals, the cost of the securities is averaged over time and perhaps over various market cycles.

     If you choose this program, we will make automatic monthly transfers of your Account Value from the Money Market subaccount into other subaccounts for a specified dollar amount or a specified number of months (not exceeding twenty-four months). Unless you tell us otherwise, we will allocate the transfer as you have specified in your most current premium allocation instructions. However, no less than 5% may be allocated to any one subaccount. You must have $2,000 in the Money Market subaccount to elect dollar cost averaging. We will apply any additional premium payments you make after electing this program to the Money Market subaccount for purposes of dollar cost averaging your investment. You may maintain only one dollar cost averaging instruction with us at a time.

     There is currently no charge for this program. Transfers in connection with dollar cost averaging will not count against your free transfers in a Policy year. We reserve the right to suspend or modify this program at any time.

     PROCESSING YOUR AUTOMATIC DOLLAR COST AVERAGING TRANSFERS. We will begin to process your automatic transfers:

     . On the first Monthly Anniversary following the end of the period to examine and cancel if you request dollar cost averaging when you apply for your Policy.

     . On the second Monthly Anniversary following receipt of your request at our Administrative Center if you elect the program after you apply for the Policy.

     We will stop processing automatic transfers if:

     .    The funds in the Money Market subaccount have been depleted;

     . We receive your written request at our Administrative Center to cancel future transfers;

     .    We receive notification of death of the Insured; or

     .    Your Policy goes into the Grace Period.

     Dollar cost averaging may lessen the impact of market fluctuations on your investment. Using dollar cost averaging does not guarantee investment gains or protect against loss in a declining market.

MARKET TIMING

The Policies are not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

     . dilution in the value of Fund shares underlying investment options of other Policy Owners;

     .    interference with the efficient management of the Fund's portfolio;
          and

     .    increased administrative costs.

     We have policies and procedures affecting your ability to make exchanges within your Policy. We use the term "exchange" to mean two things in this discussion about market timing. An exchange can be your allocation of all or a portion of a new premium payment to an investment option. An exchange can also be a transfer of your accumulation value in one investment option (all or a portion of the value) to another investment option. We are not referring to the exchange of one life insurance policy for another policy or contract.

     We are required to monitor the Policies to determine if a Policy Owner requests:

     . an exchange out of a variable investment option within two calendar weeks of an earlier exchange into that same variable investment option; or

     . an exchange into a variable investment option within two calendar weeks of an earlier exchange out of that same variable investment option; or

     . an exchange out of a variable investment option followed by an exchange into that same variable investment option, more than twice in any one calendar quarter; or

     . an exchange into a variable investment option followed by an exchange out of that same variable investment option, more than twice in any one calendar quarter.

     If any of the above transactions occurs, we will suspend such Policy Owner's same day or overnight delivery transfer privileges (including website, e-mail and facsimile communications) with notice to prevent market timing efforts that could be harmful to other Policy Owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. A Policy Owner's first violation of this policy will result in the suspension of Policy transfer privileges for ninety days. A Policy Owner's subsequent violation of this policy will result in the suspension of Policy transfer privileges for six months.

     In most cases, exchanges into and out of the money market investment option are not considered market timing; however, we examine all of the above transactions without regard to any exchange into or out of the money market investment option. We treat such transactions as if they are exchanges directly into and out of the same variable investment option. For instance:

     (1) if a Policy Owner requests an exchange out of any variable investment option into the money market investment option, and

     (2) the same Policy Owner, within two calendar weeks requests an exchange out of the money market investment option back into that same variable investment option, then

     (3)  the second transaction above is considered market timing.

     Transfers under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

     The procedures above will be followed in all circumstances, and we will treat all Policy Owners the same.

     In addition, Policy Owners incur a $25 charge for each transfer in excess of 12 each Policy year.

RESTRICTIONS INITIATED BY THE FUNDS AND INFORMATION SHARING OBLIGATIONS

     The Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may instruct us to reject a Policy Owner's transfer request. Additionally, a Fund may instruct us to restrict all purchases or transfers into the Fund by a particular Policy Owner. We will follow the Fund's instructions. The availability of transfers from any investment option offered under the Policy is unaffected by the Fund's policies and procedures.

     Please read the Funds' prospectuses and supplements for information about restrictions that may be initiated by the Funds.

     In order to prevent market timing, the Funds have the right to request information regarding Policy Owner transaction activity. If a Fund requests, we will provide mutually agreed upon information regarding Policy Owner transactions in the Fund.

CHANGING THE FACE AMOUNT OF INSURANCE

     CHANGES IN FACE AMOUNT. At any time after the first Policy anniversary while your Policy is in force you may request a change in the Face Amount. We will not make a change in Face Amount that causes your Policy to fail to qualify as life insurance under the Code.

     INCREASES IN FACE AMOUNT. Any request for an increase:

     .    Must be for at least $10,000;

     . May not be requested in the same Policy year as another request for an increase; and

     .    May not be requested after the Insured is Attained Age 65.

     A written application must be submitted to our Administrative Center along with satisfactory evidence of insurability. You must return the Policy so we can amend it to reflect the increase. The increase in Face Amount will become effective on the Monthly Anniversary on or next following the date the increase is approved, and the Account Value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date based on the increase in Face Amount. Increasing the Face Amount may increase the amount of premium you would need to pay to avoid a lapse of your Policy.

     DECREASES IN FACE AMOUNT. Any request for a decrease:

     .    Must be at least $5,000;

     . Must not cause the Face Amount after the decrease to be less than the minimum Face Amount at which we would issue a Policy; and

     . During the first five Policy years, the Face Amount may not be decreased by more than 10% of the initial Face Amount. If the Face Amount is decreased during the first 14 Policy years or within 14 Policy years of an increase in Face Amount, a surrender charge may be applicable.

     CONSEQUENCES OF A CHANGE IN FACE AMOUNT. Both increases and decreases in Face Amount may impact the surrender charge. In addition, an increase or decrease in Face Amount may impact the status of the Policy as a modified endowment contract.

EFFECTIVE DATE OF POLICY AND RELATED TRANSACTIONS

     VALUATION DATES, TIMES, AND PERIODS. We compute values under a Policy on each day that the New York Stock Exchange ("NYSE") is open for business. We call each such day a "valuation date" or a "business day."

     We compute Policy values as of the time the NYSE closes on each Valuation Date, which usually is 4:00 p.m. Eastern time. We call this our "close of business." We call the time from the close of business on one Valuation Date to the close of business of the next Valuation Date a "Valuation Period." We are closed only on those holidays the NYSE is closed.

     FUND PRICING. Each Fund produces a price per Fund share following each close of the NYSE and provides that price to us. We then determine the Fund value at which you may invest in the particular investment option, which reflects the change in value of each Fund reduced by the daily charge and any other charges that are applicable to your Policy.

     DATE OF RECEIPT. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in good order at any of the addresses shown on page 5 of this prospectus. If we receive it after the close of business on any Valuation Date, however, we consider that we have received it on the day following that Valuation Date. Any premium payments we receive after our close of business are held in our general account until the next business day.

     COMMENCEMENT OF INSURANCE COVERAGE. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to determine whether to issue a Policy to you and, if so, what the Insured person's premium class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the Owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the Insured person's health or risk of death.

     ISSUE DATE; POLICY MONTHS AND YEARS. We prepare the Policy only after we approve an application for a Policy and assign an appropriate premium class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Issue Date." Policy months and years are measured from the Issue Date. To preserve a younger age at issue for the Insured person, we may assign an Issue Date to a Policy that is up to 6 months earlier than otherwise would apply.

     MONTHLY DEDUCTION DAYS. Each charge that we deduct monthly is assessed against your Account Value at the close of business on the Issue Date and at the end of each subsequent Valuation Period that includes the first day of a Policy month. We call these "monthly deduction days."

     COMMENCEMENT OF INVESTMENT PERFORMANCE. We begin to credit an investment return to the Account Value resulting from your initial premium payment on the later of (a) the Issue Date, or (b) the date all requirements needed to place the Policy in force have been reviewed and found to be satisfactory, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the Account Value resulting from your initial premium payment until the date stated in (b) above.

     EFFECTIVE DATE OF OTHER PREMIUM PAYMENTS AND REQUESTS THAT YOU MAKE. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the Valuation Period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

     . Increases you request in the Face Amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit option take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

     . In most states, we may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum Net Amount at Risk;

     . If you exercise the right to return your Policy described on page 7 of this prospectus, your coverage will end when you deliver it to your USL representative, or if you mailed it to us, the day it is postmarked; and

     . If you pay a premium at the same time that you make a Policy request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your Policy is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your Policy request, your premium payment will still be accepted in full or in part (we will return to you the portion of your premium payment that would be in violation of the maximum premium limitations under the Code). We will not apply this procedure to premiums you pay in connection with reinstatement requests.

REPORTS TO POLICY OWNERS

     You will receive a confirmation within seven days of the transaction of:

     .    the receipt of any premium;

     .    any change of allocation of premiums;

     .    any transfer between subaccounts;

     .    any loan, interest repayment, or loan repayment;

     .    any partial surrender;

     . any return of premium necessary to comply with applicable maximum receipt of any premium payment;

     .    any exercise of your right to cancel;

     .    an exchange of the Policy;

     .    full surrender of the Policy.

     Within 30 days after each Policy anniversary we will send you an annual statement. The statement will show the Life Insurance Proceeds currently payable, and the current Account Value, Cash Surrender Value, and the Outstanding Loan. The statement will also show premiums paid, all charges deducted during the Policy year, and all transactions. We will also send to you annual and semi-annual reports of the Separate Account.

                               POLICY TRANSACTIONS

     The transactions we describe below may have different effects on the Account Value, death benefit, Face Amount or cost of insurance. You should consider the net effects before requesting a Policy transaction. See "Policy Features," on page 23. Certain transactions also include charges. For information regarding other charges, see "Charges Under the Policy" on page 41.

WITHDRAWING POLICY INVESTMENTS

     FULL SURRENDER. You may at any time surrender your Policy in full. If you do, we will pay you the Account Value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "Net Cash Surrender Value." Because of the surrender charge, it is unlikely that an Executive Advantage Policy will have any Net Cash Surrender Value during at least the first year. A full surrender may have adverse tax consequences.

     PARTIAL SURRENDER. You may, at any time after the first Policy year, make a partial surrender of your Policy's Net Cash Surrender Value. A partial surrender must be at least $500. We will automatically reduce your Policy's Account Value by the amount of your withdrawal and any related charge. A partial surrender may have adverse tax consequences.

     You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of Account Value you then have in each investment option.

     There is a maximum partial surrender processing fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge currently is $0.

     LOANS. You may request a loan against your Policy at any time after the first Policy year while the Policy has a Net Cash Surrender Value. We limit the minimum and maximum amount of loan you may take. If we issued the Policy under a corporate owned arrangement, unless we agree otherwise, a loan will be applied pro rata over all Insureds under the Policy.

     You must submit a written request for a loan to the Administrative Center. Loans will be processed as of the date we receive the request at our Administrative Center. Loan proceeds generally will be sent to you within seven days.

     MAXIMUM LOAN AMOUNT. After the first Policy year the maximum loan amount is 90% of your Net Cash Surrender Value.

     INTEREST. We charge interest daily on any Outstanding Loan at a declared annual rate not in excess of 8%. The maximum net cost (the difference between the rate of interest we charge on loans and the amount we credit on the equivalent amount held in the Loan Account) of a loan is 2% per year. Interest is due and payable at the end of each Policy year while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Outstanding Loan.

     LOAN ACCOUNT. You may direct us to take an amount equal to the loan proceeds and any amount attributed to unpaid interest from any subaccount or from the Guaranteed Account. Otherwise, we will withdraw this amount from each subaccount on a pro rata basis. We transfer this amount to the Loan Account in the Guaranteed Account.

     When a loan is repaid, an amount equal to the repayment will be transferred from the Loan Account to the subaccounts and Guaranteed Account in accordance with your allocation percentages in effect at the time of repayment.

     EFFECT OF A LOAN. A loan, whether or not repaid, will have a permanent effect on the Life Insurance Proceeds and Account Value because the investment results of the subaccounts and current interest rates credited in the Guaranteed Account will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater this effect is likely to be. Depending on the investment results of the subaccounts or credited interest rates for the Guaranteed Account while the loan is outstanding, the effect could be favorable or unfavorable.

     In addition, loans from modified endowment contracts may be treated for tax purposes as distributions of income.

     If the Life Insurance Proceeds become payable while a loan is outstanding, the Outstanding Loan will be deducted in calculating the Life Insurance Proceeds.

     If the Outstanding Loan exceeds the Cash Surrender Value on any Monthly Anniversary, the Policy will be in default. We will send you, and any assignee of record, notice of the default. You will have a 61-day Grace Period to submit a sufficient payment to avoid termination. The notice will specify the amount that must be repaid to prevent termination.

     OUTSTANDING LOAN. The Outstanding Loan on a Valuation Date equals:

     . All loans that have not been repaid (including past due unpaid interest added to the loan), plus

     .    accrued interest not yet due.

     LOAN REPAYMENT. You may repay all or part of your Outstanding Loan at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to our Administrative Center and will be credited as of the date received.

MATURITY OF YOUR POLICY

     If the Insured person is living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the Net Cash Surrender Value of the Policy, and the Policy will end.

TAX CONSIDERATIONS

     Please refer to "Federal Income Tax Considerations" on page 49 for information about the possible tax consequences to you when you receive any loan, surrender, maturity benefit or other funds from your Policy. A Policy loan may cause the Policy to lapse which may result in adverse tax consequences.

                                 POLICY PAYMENTS

PAYMENT OPTIONS

     The Policy offers a wide variety of optional ways of receiving proceeds payable under the Policy, such as on a surrender or death, other than in a lump sum. Any agent authorized to sell this Policy can explain these options upon request.

     CHANGE OF PAYMENT OPTION. You may give us written instructions to change any payment option previously elected at any time while the Policy is in force and before the start date of the payment option.

     TAX IMPACT. If a payment option is chosen, the Policy Owner or the Beneficiary may have tax consequences. The Policy Owner or the Beneficiary should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

THE BENEFICIARY

     You name your Beneficiary when you apply for a Policy. The Beneficiary is entitled to the insurance benefits of the Policy. You may change the Beneficiary during the lifetime of the Insured person unless your previous designation of Beneficiary provides otherwise. In this case the previous Beneficiary must give us permission to change the Beneficiary and then we will accept your instructions. A new Beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no Beneficiary is living when the Insured person dies, we will pay the insurance proceeds to the Owner or the Owner's estate.

ASSIGNMENT OF A POLICY

     You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the Beneficiary, you should consult a qualified tax adviser before making an assignment.

PAYMENT OF PROCEEDS

     GENERAL. We will pay any death benefit, maturity benefit, Net Cash Surrender Value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the Insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

     DELAY OF GUARANTEED ACCOUNT OPTION PROCEEDS. We have the right, however, to defer payment or transfers of amounts out of our Guaranteed Account option for up to six months. We will allow interest, at a rate of at least 4% a year, on any Net Cash Surrender Value payment derived from Our Guaranteed Account that We defer for 10 days or more after We receive a request for it.

     DELAY FOR CHECK CLEARANCE. We reserve the right to defer payment of that portion of your Account Value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

     DELAY OF SEPARATE ACCOUNT PROCEEDS. We reserve the right to defer computation of values and payment of any death benefit, loan or other distribution that comes from that portion of your Account Value that is allocated to the Separate Account, if:

     .    the NYSE is closed other than weekend and holiday closings;

     .    trading on the NYSE is restricted;

     . an emergency exists as determined by the SEC or other appropriate regulatory authority such that disposal of securities or determination of the Account Value is not reasonably practicable; or

     .    the SEC by order so permits for the protection of investors.

     Transfers and allocations of Account Value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

     DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

     . We cannot challenge the Policy after it has been in effect, during the Insured person's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

     . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in Face Amount) after the change has been in effect for two years during the Insured person's lifetime.

     DELAY REQUIRED UNDER APPLICABLE LAW. We may be required under applicable law to block a request for transfer or payment, including a Policy loan request, under a Policy until we receive instructions from the appropriate regulator.

                         ADDITIONAL RIGHTS THAT WE HAVE

     We have the right at any time to:

     . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your Account Value for that option to below $500;

     . transfer the entire balance in proportion to any other investment options you then are using, if the Account Value in an investment option is below $500 for any other reason;

     . replace the underlying Fund that any investment option uses with another fund, subject to SEC and other required regulatory approvals;

     . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another, subject to SEC and other required regulatory approvals;

     . operate Separate Account under the direction of a committee or discharge such a committee at any time;

     . operate Separate Account, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

     . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any Net Cash Surrender Value, death benefit, Account Value, or other accrued rights or benefits.

         VARIATIONS IN POLICY OR INVESTMENT OPTION TERMS AND CONDITIONS

     We have the right to make some variations in the terms and conditions of a Policy or its investment options. Any variations will be made only in accordance with uniform rules that we establish. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy Owner approval and SEC and other regulatory approvals. Here are some of the potential variations:

     UNDERWRITING AND PREMIUM CLASSES. We may add or remove premium classes. See "Rate Classes for Insureds" on page 43.

     POLICIES PURCHASED THROUGH "INTERNAL ROLLOVERS." We maintain published rules that describe the procedures necessary to replace life insurance policies we have issued. Not all types of other insurance are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

     EXPENSES OR RISKS. USL may vary the charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

     UNDERLYING INVESTMENTS. You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using.

                            CHARGES UNDER THE POLICY

     Periodically, we will deduct expenses related to your Policy. We will deduct these:

     .    from premium, Account Value and from subaccount assets; and

     .    upon certain transactions.

     The amounts of these expenses are described in your Policy as either guaranteed or current. We will never charge more than the guaranteed amount. We may in our discretion deduct on a current basis less than the guaranteed amount.

DEDUCTIONS FROM PREMIUM

     We may deduct a sales charge from each premium to cover costs associated with the issuance of the Policy as well as administrative services we perform. This charge will never exceed 9% of the premium.

     The sales charge partially compensates us for the expense of selling and distributing the Policy, printing prospectuses, preparing sales literature and paying for other promotional activities. Some of these expenses or other administrative expenses may be assumed by an employer or group sponsor under some employer-owned, trust-owned, or sponsored arrangements. If so, in our sole discretion, we may offer the Policy with no sales charge or a reduced sales charge.

     We may deduct a charge for taxes as an explicit percentage of premium based upon state and local tax rates within the Insured's state of residence. We may also deduct a charge for federal deferred acquisition cost ("DAC") taxes as an explicit percentage of premium at a rate not to exceed 1% of premium.

     In place of the lump sum deductions described above for sales charges and taxes, we may offer optional methods of payment at the time you apply for a Policy.

     MONTHLY DEDUCTION FROM ACCOUNT VALUE. On the Policy Date and each Monthly Anniversary thereafter, we make a deduction from the Account Value. The amount deducted on the Issue Date is for the Policy Date and any Monthly Anniversaries that have elapsed since the Policy Date. For this purpose, the Policy Date is treated as a Monthly Anniversary.

     We will deduct charges on each Monthly Anniversary for:

     .    the administration of your Policy;

     .    the cost of insurance for your Policy; and

     .    the cost associated with mortality and expense risks.

     ADMINISTRATIVE CHARGE. This charge compensates us for administrative expenses associated with the Policy. These expenses relate to premium billing and collection, record keeping, processing claims, loans, Policy changes, reporting and overhead costs, processing applications, establishing Policy records, and sending regulatory mailings and responding to Policy Owners' requests. This charge will be no more than $10 per month for all Policy years. We may reduce this charge. The current charge is $7 per month. There may be an additional monthly administrative charge during the first Policy year and the 12 months after an increase in Face Amount per Insured. This additional charge will not exceed $25 a month per Insured.

     COST OF INSURANCE CHARGE. This charge compensates us for providing insurance coverage. The charge depends on a number of factors, such as Attained Age, sex and rate class of the Insured, and therefore will vary from Policy to Policy and from month to month. For any Policy the cost of insurance on a Monthly Anniversary is calculated by multiplying the cost of insurance rate for the Insured by the Net Amount at Risk under the Policy on that Monthly Anniversary.

     DEDUCTIONS AND MONEY MARKET SUBACCOUNTS. During periods of low short-term interest rates, and in part due to deductions that are assessed as frequently as daily, the yield of the Money Market subaccount may become extremely low and possibly negative. If the daily dividends paid by the underlying Fund for the Money Market subaccount are less than the deductions, the Money Market subaccount's unit value will decrease. In the case of negative yields, your accumulation value in the Money Market subaccount will lose value.

NET AMOUNT AT RISK

     The Net Amount at Risk is calculated as (a) minus (b) where:

          (a) is the current death benefit at the beginning of the Policy month divided by 1.0032737; and

          (b)  is the current total Account Value.

     However, if the death benefit is a percentage of the Account Value of the Policy, then the Net Amount at Risk is the death benefit minus the amount in the Account Value of the Policy at that time.

     RATE CLASSES FOR INSUREDS. We currently rate Insureds in one of following basic rate classifications based on our underwriting:

     .    nonsmoker

     .    smoker

     .    substandard for those involving a higher mortality risk

     At our discretion we may offer this Policy on a guaranteed issue basis.

     We place the Insured in a rate class when we issue the Policy based on our underwriting determination. This original rate class applies to the initial Face Amount. When an increase in Face Amount is requested, we conduct underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has a lower guaranteed cost of insurance rates than the original rate class, the rate class for the increase also will be applied to the initial Face Amount. If the rate class for the increase has a higher guaranteed cost of insurance rates than the original rate class, the rate class for the increase will apply only to the increase in Face Amount, and the original rate class will continue to apply to the initial Face Amount.

     If there have been increases in the Face Amount, we may use different cost of insurance rates for the increased portions of the Face Amount. For purposes of calculating the cost of insurance charge after the Face Amount has been increased, the Account Value will be applied to the initial Face Amount first and then to any subsequent increases in Face Amount. If at the time an increase is requested, the Account Value exceeds the initial Face Amount (or any subsequently increased Face Amount) divided by 1.0032737, the excess will then be applied to the subsequent increase in Face Amount in the sequence of the increases.

     In order to maintain the Policy in compliance with Section 7702 of the Code, under certain circumstances an increase in Account Value will cause an automatic increase in the Life Insurance Proceeds. The Attained Age and rate class for such increase will be the same as that used for the most recent increase in Face Amount (that has not been eliminated through a subsequent decrease in Face Amount).

     The guaranteed cost of insurance charges at any given time for a substandard Policy with flat extra charges will be based on the guaranteed maximum cost of insurance rate for the Policy (including table rating multiples, if applicable), the current Net Amount at Risk at the time the deduction is made, plus the actual dollar amount of the flat extra charge.

     Our current cost of insurance rates may be less than the guaranteed rates. Our current cost of insurance rates will be determined based on our expectations as to future mortality and persistency experience. These rates may change from time to time. In our discretion, the current charge may be increased in any amount up to the maximum guaranteed charge shown in the table.

     Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker rate class are generally lower than rates for an Insured of the same age and sex in a smoker rate class. Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker or smoker rate class are generally lower than rates for an Insured of the same age and sex and smoking status in a substandard rate class.

LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS

     Mortality tables for the Policy generally distinguish between males and females. Thus, premiums and benefits under the Policy covering males and females of the same age will generally differ.

     We will, however, issue the Policy based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult their legal advisers to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

DEDUCTION FROM SEPARATE ACCOUNT ASSETS

     MORTALITY AND EXPENSE RISK CHARGE. We deduct a mortality and expense risk fee from your Account Value in the subaccounts for assuming certain mortality and expense risks under the Policy. This charge does not apply to the amounts you allocate to the Guaranteed Account. The current charge is at an annual effective rate of 0.65% of net assets for Policy years one through four, 0.20% for years five through twenty, and 0.15% thereafter. The guaranteed charge is at an annual effective rate of 1% of Separate Account assets. Although, we may increase or decrease the charge at our sole discretion, it is guaranteed not to exceed an annual effective rate of 1% of your Account Value in the subaccounts for the duration of your Policy.

     The mortality risk we assume is that the Insured under a Policy may die sooner than anticipated, and therefore we will pay an aggregate amount of Life Insurance Proceeds greater than anticipated. The expense risk we assume is that expenses incurred in issuing and administering all policies and the Separate Account will exceed the amounts realized from the administrative charges assessed against all policies. USL receives this charge to pay for these mortality and expense risks.

DEDUCTIONS UPON POLICY TRANSACTIONS

     TRANSFER CHARGE. We will charge a $25 transfer charge on any transfer of Account Value among the subaccounts and the Guaranteed Account in excess of the 12 free transfers permitted each Policy year. If the charge is imposed, we will deduct it from the amount requested to be transferred before allocation to the new subaccount(s) and shown in the confirmation of the transaction. USL receives this charge to help pay for the expense of making the requested transfer.

     SURRENDER CHARGE. If the Policy is surrendered or there is a decrease in Face Amount during the first 14 Policy years, we may deduct a surrender charge based on the initial Face Amount. If a Policy is surrendered or there is a decrease in Face Amount within 14 years after an increase in Face Amount, we will deduct a surrender charge based on the increase in Face Amount. The surrender charge will be deducted before any surrender proceeds are paid. USL receives this charge to help recover sales expenses.

     SURRENDER CHARGE CALCULATION. In general, the surrender charge is based on the premiums you pay. The Surrender Charge will be no greater than the product of (a) times (b) times (c) where:

     (a)  is equal to the Face Amount divided by $1,000;

     (b) is equal to a surrender charge factor per $1,000 based on the Insured's age, sex and underwriting class; and

     (c) is a factor based on the Policy year when the surrender occurs as described in the following table:

                       POLICY YEAR         FACTOR
                       -----------         ------
                            1               100%
                            2               100%
                            3               100%
                            4               100%
                            5               100%
                            6                90%
                            7                80%
                            8                70%
                            9                60%
                            10               50%
                            11               40%
                            12               30%
                            13               20%
                            14               10%
                            15+               0%

     A table of the maximum initial surrender charge factors per $1,000 of Face Amount is shown in Appendix A. We reserve the right to charge less than the maximum amount, no amount at all, or even a negative amount which would have the effect of increasing the Policy's Cash Surrender Value.

     SURRENDER CHARGE BASED ON AN INCREASE OR DECREASE IN FACE AMOUNT. An increase in Face Amount of the Policy may result in an additional surrender charge during the 14 Policy years immediately following the increase. The additional surrender charge period will begin on the effective date of the increase. If the Face Amount of the Policy is reduced before the end of the 14th Policy year or within 14 years immediately following a Face Amount increase, we may also deduct a pro rata share of any applicable surrender charge from your Account Value. Reductions will first be applied against the most recent increase in the Face Amount of the Policy. They will then be applied to prior increases in Face Amount of the Policy in the reverse order in which such increases took place, and then to the initial Face Amount of the Policy.

     PARTIAL SURRENDER CHARGE. We may deduct a partial surrender charge:

     .    upon a partial surrender; and

     .    if you decrease your Policy's Face Amount.

     We deduct the partial surrender charge from the subaccounts or the Guaranteed Account in the same proportion as we deduct the amounts for your partial surrender.

     PARTIAL SURRENDER CHARGE DUE TO DECREASE IN FACE AMOUNT. We deduct an amount equal to the applicable surrender charge multiplied by a fraction (equal to the decrease in Face Amount divided by the Face Amount of the Policy prior to the decrease).

     PARTIAL SURRENDER PROCESSING FEE. We reserve the right to deduct an administrative processing fee upon a partial surrender of up to $25 or 2% of amount surrendered, whichever is less in order to help pay for the expense of making a partial surrender. The current charge is $0.

     DISCOUNT PURCHASE PROGRAMS. The amount of the surrender charge and other charges under the Policy may be reduced or eliminated when sales of the Policy are made to individuals or to groups of individuals in a manner that in our opinion results in expense savings. For purchases made by our officers, directors and employees, those of an affiliate, or any individual, firm, or a company that has executed the necessary agreements to sell the Policy, and members of the immediate families of such officers, directors, and employees, we may reduce or eliminate the surrender charge. Any variation in charges under the Policy, including the surrender charge, administrative charge or mortality and expense risk charge, will reflect differences in costs or services and will not be unfairly discriminatory.

                             OTHER POLICY PROVISIONS

RIGHT TO EXCHANGE

     You may exchange this Policy to a flexible premium fixed benefit life insurance Policy on the life of the Insured without evidence of insurability. This exchange may be made:

     .    within 24 months after the Issue Date while the Policy is in force; or

     .    within 24 months of any increase in Face Amount of the Policy; or

     . within 60 days of the effective date of a material change in the investment Policy of a subaccount, or within 60 days of the notification of such change, if later. In the event of such a change, we will notify you and give you information on the options available.

     When an exchange is requested, we accomplish the exchange by transferring all of the Account Value to the Guaranteed Account. There is no charge for this transfer. Once this option is exercised, the entire Account Value must remain in the Guaranteed Account for the remaining life of the new Policy. The Face Amount in effect at the time of the exchange will remain unchanged. The effective date, Issue Date and issue age of the Insured will remain unchanged. The Owner and Beneficiary are the same as were recorded immediately before the exchange.

MORE ABOUT POLICY CHARGES

     PURPOSE OF OUR CHARGES. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

     . mortality risks (such as the risk that Insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

     . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

     . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable universal life insurance policies); and

     . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

     The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the Insured person dies.

     GENERAL. If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We reserve the right to increase the charges to the maximum amounts on Policies issued in the future.

     Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

     USL may also make available to Policy Owners other universal life insurance policies with different features and different charges. Please ask your USL representative about our other policies.

ACCOUNT VALUE

     YOUR ACCOUNT VALUE. From each premium payment you make, we deduct the charges that we describe on page 42 under "Deductions from Premium." We invest the rest in one or more of the available investment options listed on page 19 of this prospectus, as well as the Guaranteed Account. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "Account Value."

     YOUR INVESTMENT OPTIONS. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Fund. Over time, your accumulation value in any such investment option will increase or decrease in accordance with the investment experience of the Fund. Your accumulation value will also be reduced by Fund charges and certain other charges that we deduct from your Policy. We describe these charges beginning on page 41 under "Charges Under the Policy."

     You can review other important information about the Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your USL representative, from our Home Office or from the Administrative Center (both locations and the telephone numbers are shown under "Contact Information" on page 5 of this prospectus).

     THE GUARANTEED ACCOUNT. The Guaranteed Account is an account within the general account of the company. Our general account assets are used to support our insurance and annuity obligations other than those funded by Separate Accounts. Subject to applicable law, we have sole discretion over the investment of the assets of the general account.

     We have not registered interests in the Guaranteed Account under the Securities Act of 1933 or as an investment company under the Investment Company Act of 1940.

     The staff of the SEC has not reviewed our disclosure on the Guaranteed Account. Our disclosure regarding the Guaranteed Account must comply with generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

                         POLICY LAPSE AND REINSTATEMENT

REINSTATEMENT

     If the Policy has ended without value, you may reinstate Policy benefits while the Insured is alive if you:

     . Request reinstatement of Policy benefits within three years (unless otherwise specified by state law) from the end of the Grace Period;

     .    Provide evidence of insurability satisfactory to us;

     . Make a payment of an amount sufficient to cover (i) the total monthly administrative charges from the beginning of the Grace Period to the effective date of reinstatement; (ii) total monthly deductions for three months, calculated from the effective date of reinstatement; and
          (iii) the premium expense charge and any increase in surrender charges associated with this payment. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your Account Value; and

     . Repay or reinstate any loan which existed on the date the Policy ended.

     The effective date of the reinstatement of Policy benefits will be the next Monthly Anniversary which coincides with or next follows the date we approve your request. From the required payment we will deduct the premium expenses. The Account Value, loan and surrender charges that will apply upon reinstatement will be those that were in effect on the date the Policy lapsed.

     We will start to make monthly deductions again as of the effective date of reinstatement. The monthly expense charge from the beginning of the Grace Period to the effective date of reinstatement will be deducted from the Account Value as of the effective date of reinstatement. No other charges will accrue for this period.

                        FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes the current federal income tax law that applies to life insurance in general. This summary does not cover all situations. This summary is based upon our understanding of the current federal income tax laws and current interpretations by the Internal Revenue Service. We cannot predict whether the Code will change. The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. You should consult with a competent tax adviser to determine the specific federal tax treatment of your Policy based on your individual factual situation.

TAX STATUS OF THE POLICY

     A Policy has certain tax advantages when it is treated as a "life insurance contract" under the Code. We believe that the Policy meets the definition of a life insurance contract under Section 7702 of the Code at issue. You bear the risk that the Policy may not meet the definition of a life insurance contract. You should consult your own tax adviser to discuss these risks.

USL

     We are taxed as a life insurance company under the Code. For federal tax purposes, the Separate Account and its operations are considered to be part of our operations and are not taxed separately.

DIVERSIFICATION AND INVESTOR CONTROL

     Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured person died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account USL B, through the Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Funds, we have entered into agreements with them requiring the Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

     The Treasury Department issued only limited guidance describing the circumstances in which the ability of a policy owner to direct his or her investment to particular Funds within Separate Account USL B may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account USL B, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that USL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account USL B. However, we reserve the right to make changes that we deem necessary to insure that the Policy qualifies as a life insurance contract.

TAX TREATMENT OF THE POLICY

     Section 7702 of the Code sets forth a detailed definition of a life insurance contract for federal tax purposes. The Treasury Department has not issued final regulations so that the extent of the official guidance as to how
Section 7702 is to be applied is quite limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, that Policy would not qualify for the favorable tax treatment normally provided to a life insurance contract.

     With respect to a Policy issued on the basis of a standard rate class, we believe that such a Policy should meet the Section 7702 definition of a life insurance contract.

     With respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), there is less certainty, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the definition of a life insurance contract set forth in
Section 7702. Thus, it is not clear that such a Policy would satisfy Section 7702, particularly if you pay the full amount of premiums permitted under the Policy.

     If subsequent guidance issued under Section 7702 leads us to conclude that a Policy does not (or may not) satisfy Section 7702, we will take appropriate and necessary steps for the purpose of bringing the Policy into compliance, but we can give no assurance that it will be possible to achieve that result. We expressly reserve the right to restrict Policy transactions if we determine such action to be necessary to qualify the Policy as a life insurance contract under
Section 7702.

     As of January 1, 2009 all new life insurance policies are required to use the updated 2001 CSO tables for Internal Revenue Code 7702 and 7702A compliance. The maximum guaranteed cost of insurance rates for this policy remain based on the 1980 Commissioners' Standard Ordinary mortality and morbidity tables.

TAX TREATMENT OF POLICY BENEFITS IN GENERAL

     This discussion assumes that each Policy will qualify as a life insurance contract for federal income tax purposes under Section 7702. The Life Insurance Proceeds under the Policy should generally be excluded from the taxable gross income of the Beneficiary. In addition, the increases in a Policy's Account Value should not be taxed until there has been a distribution from the Policy such as a surrender, partial surrender or lapse with loan.

PRE-DEATH DISTRIBUTION

     The tax treatment of any distribution you receive before the Insured's death depends on whether the Policy is classified as a modified endowment contract.

POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS

     . If you surrender the Policy or allow it to lapse, you will not be taxed except to the extent the amount you receive is in excess of the premiums you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the Net Cash Surrender Value used to repay Policy debt. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

     . Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Policy less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Policy years, all or a portion of a withdrawal may be taxed if the cash value exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

     . Loans you take against the Policy are ordinarily treated as debt and are not considered distributions subject to tax.

MODIFIED ENDOWMENT CONTRACTS

     . The rules change if the Policy is classified as a modified endowment contract ("MEC"). The Policy could be classified as a MEC if premiums substantially in excess of scheduled premiums are paid or a decrease in the Face Amount of insurance is made. An increase in the Face Amount of insurance may also cause the Policy to be classified as a MEC. The rules on whether a Policy will be treated as a MEC are very complex and cannot be fully described in this summary. You should consult a qualified tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a MEC. We will monitor your Policy and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a MEC.

     . If the Policy is classified as a MEC, then amounts you receive under the Policy before the Insured's death, including loans and withdrawals, are included in income to the extent that the cash value before surrender charges exceeds the premiums paid for the Policy, increased by the amount of any loans previously included in income, and reduced by any untaxed amounts previously received other than the amount of any loans excludable from income. An assignment of a MEC is taxable in the same way. These rules also apply to pre-death distributions, including loans, made during the two-year period before the time that the Policy became a MEC.

     . Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10% unless the amount is received on or after age 59 1/2, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to the Policies owned by businesses.

     . All MECs issued by us to you during the same calendar year are treated as a single Policy for purposes of applying these rules.

INTEREST ON LOANS

     Except in special circumstances, interest paid on a loan under a Policy which is owned by an individual is treated as personal interest under the Code and thus will not be tax deductible. In addition, the deduction of interest that is incurred on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or who is financially interested in the business carried on by that taxpayer may also be subject to certain restrictions set forth in Section 264 of the Code. Before taking a loan, you should consult a tax adviser as to the tax consequences of such a loan. (Also Section 264 of the Code may preclude business owners from deducting premium payments.)

POLICY EXCHANGES AND MODIFICATIONS

     Depending on the circumstances, the exchange of a Policy, a change in the death benefit option, a loan, a partial surrender, a surrender, a change in ownership, or an assignment of the Policy may have adverse federal income tax consequences. In addition, the federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds will depend on the circumstances of each Owner or Beneficiary. You should consult your own competent, professional tax advisor if you have any questions.

WITHHOLDING

     We are required to withhold federal income taxes on the taxable portion of any amounts received under the Policy unless you elect to not have any withholding or in certain other circumstances. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number on the appropriate forms. Special withholding rules apply to payments made to non-resident aliens.

     You are liable for payment of federal income taxes on the taxable portion of any amounts received under the Policy. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

CONTRACTS ISSUED IN CONNECTION WITH TAX QUALIFIED PENSION PLANS

     Prior to purchase of a Policy in connection with a qualified plan, you should examine the applicable tax rules relating to such plans and life insurance thereunder in consultation with a qualified tax adviser.

POSSIBLE CHARGE FOR USL'S TAXES

     At the present time, we do not deduct any charges for any federal, state, or local income taxes. However, we do currently deduct charges for state and federal premium based taxes and the federal DAC tax. We reserve the right in the future to deduct a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Separate Account or to the Policy.

                                LEGAL PROCEEDINGS

     USL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, USL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on USL's results of operations, cash flows and financial position.

                              FINANCIAL STATEMENTS

     The Financial Statements of USL, the Separate Account and National Union can be found in the Statement of Additional Information. You may obtain a free copy of these Financial Statements if you write us at our Administrative Center, which is located at 405 King Street, CLMK, Wilmington, Delaware, 19801 or call us at 1-877-883-6596. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

                       INDEX OF SPECIAL WORDS AND PHRASES

We have capitalized some special terms we use in this document. We have defined these terms here.

ACCOUNT VALUE. The total amount in the Separate Account and Guaranteed Account attributable to your Policy.

ADMINISTRATIVE CENTER. 405 King Street, CLMK, Wilmington, Delaware 19801.

ATTAINED AGE. The Insured's age as of the Policy Date plus the number of completed Policy years since the Policy Date.

BENEFICIARY. The person(s) who is entitled to the Life Insurance Proceeds under the Policy.

CASH SURRENDER VALUE. Account Value less any applicable surrender charge that would be deducted upon surrender.

CODE. The Internal Revenue Code of 1986, as amended.

FACE AMOUNT. The amount of insurance specified by the Owner and the base for calculating the death benefit.

GRACE PERIOD. The period of time beginning on a Monthly Anniversary during which the Policy will continue in force even though your Net Cash Surrender Value is less than the total monthly deduction then due.

GUARANTEED ACCOUNT. An account within the general account which consists of all of our assets other than the assets of the Separate Account and any of our other separate investment accounts.

INSURED. A person whose life is covered under the Policy. At the time of application, the Insured must be 70 years of age or younger, unless we agree otherwise.

ISSUE DATE. The date the Policy is actually issued. It may be later than the Policy Date.

LIFE INSURANCE PROCEEDS. The amount payable to a Beneficiary if the Insured dies while coverage under the Policy is in force.

LOAN ACCOUNT. The portion of the Account Value held in the Guaranteed Account as collateral for loans.

MONTHLY ANNIVERSARY. The same day as the Policy Date for each succeeding month. If the day of the Monthly Anniversary is the 29th, 30th, or 31st and a month has no such day, the Monthly Anniversary is deemed to be the last day of that month.

NET CASH SURRENDER VALUE. The Cash Surrender Value less any Outstanding Loan.

NET PREMIUM. Any premium paid less any expense charges deducted from the premium payment.

OUTSTANDING LOAN. The total amount of Policy loans, including both principal and accrued interest.

OWNER. The person who purchased the Policy as shown in the application, unless later changed.

POLICY DATE. The date as of which we have received the initial premium and an application in good order. If a Policy is issued, life insurance coverage is effective as of the Policy Date.

SEPARATE ACCOUNT. Separate Account USL B, a separate investment account of ours.

VALUATION DATE. Each day the New York Stock Exchange is open for trading.

VALUATION PERIOD. A period commencing with the close of trading on the New York Stock Exchange (generally 4 p.m., Eastern time) on any Valuation Date and ending as of the close of the New York Stock Exchange on the next succeeding Valuation Date.

                                   APPENDIX A

                        MAXIMUM INITIAL SURRENDER CHARGE
                   PER $1,000 OF INITIAL SPECIFIED FACE AMOUNT

            ISSUE AGE    SEX   SMOKER STATUS  SURRENDER CHARGE
            ---------    ---   -------------  ----------------
               25       Male     Nonsmoker            $14.00
               35       Male     Nonsmoker             17.00
               45       Male     Nonsmoker             24.00
               55       Male     Nonsmoker             35.00
               65       Male     Nonsmoker             36.00
               75       Male     Nonsmoker             37.00
               25       Male       Smoker              16.00
               35       Male       Smoker              21.00
               45       Male       Smoker              29.00
               55       Male       Smoker              37.00
               65       Male       Smoker              37.00
               75       Male       Smoker              38.00
               25      Female    Nonsmoker             13.00
               35      Female    Nonsmoker             16.00
               45      Female    Nonsmoker             21.00
               55      Female    Nonsmoker             30.00
               65      Female    Nonsmoker             36.00
               75      Female    Nonsmoker             36.00
               25      Female      Smoker              14.00
               35      Female      Smoker              18.00
               45      Female      Smoker              24.00
               55      Female      Smoker              33.00
               65      Female      Smoker              36.00
               75      Female      Smoker              37.00

                   THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS

[LOGO] American General                                           PRIVACY NOTICE
       Life Companies
--------------------------------------------------------------------------------

American General Life Companies knows that your privacy is important. You have received this notice as required by law and because you are now or may be a customer of one of our companies. This notice will advise you of the types of Nonpublic Personal Information we collect, how we use it, and what we do to protect your privacy.

"Nonpublic Personal Information" refers to personally identifiable information that is not available to the public.

"Employees, Representatives, Agents, and Selected Third Parties" refers to individuals or entities who act on our behalf.

.. Our Employees, Representatives, Agents, and Selected Third Parties may collect Nonpublic Personal Information about you, including information:

   -  Given to us on applications or other forms;

   -  About transactions with us, our affiliates, or third parties;

   - From others, such as credit reporting agencies, employers, and federal and state agencies.

.. The types of Nonpublic Personal Information we collect depends on the products we offer to you and may include your: name; address; Social Security Number; account balances; income; assets; insurance premiums; coverage and beneficiaries; credit reports; marital status; and payment history. We may also collect Nonpublic Personal Health Information, such as medical reports, to underwrite insurance policies, process claims, or for other related functions.

..  We restrict access to Nonpublic Personal Information to those Employees,
   Representatives, Agents, or Selected Third Parties who provide products or services to you and who have been trained to handle Nonpublic Personal Information as described in this Notice.

.. We have policies and procedures that direct our Employees, Representatives, Agents and Selected Third Parties acting for us, on how to protect and use Nonpublic Personal Information.

.. We have physical, electronic, and procedural safeguards in place that were designed to protect Nonpublic Personal Information.

.. We do not share Nonpublic Personal Information about you except as allowed by law.

.. We may disclose all types of Nonpublic Personal Information that we collect, including information regarding your transactions or experiences with us, when needed, to:

   (i) Our Employees, Representatives, Agents, and Selected Third Parties, as permitted by law; or

   (ii) other organizations with which we have joint marketing agreements as permitted by law.

..  The types of companies and persons to whom we may disclose Nonpublic Personal
   Information as permitted by law include: banks; attorneys; trustees; third-party administrators; insurance agents; insurance companies; insurance support organizations; credit reporting agencies; registered broker-dealers; auditors; regulators; and reinsurers.

.. We do not share your Nonpublic Personal Health Information unless authorized by you or allowed by law.

.. Our privacy policy applies, to the extent required by law, to our agents and representatives when they are acting on behalf of American General Life Companies.

..  You will be notified if our privacy policy changes.

..  Our privacy policy applies to current and former customers.

THIS PRIVACY NOTICE IS PROVIDED FOR YOUR INFORMATION ONLY. YOU DO NOT NEED TO CALL OR TAKE ANY ACTION.

--------------------------------------------------------------------------------

This Privacy Notice is provided on behalf of the following companies: AGC Life Insurance Company, AIG Life of Bermuda, Ltd., AIG Premier Insurance Company, American General Assurance Company, American General Equity Services Corporation, American General Indemnity Company, American General Life and Accident Insurance Company, American General Life Insurance Company, American General Property Insurance Company, Delaware American Life Insurance Company, The United States Life Insurance Company in the City of New York, American General Life Insurance Company of Delaware, American General Life Insurance of Bermuda, Ltd.

CALIFORNIA, NEW MEXICO AND VERMONT RESIDENTS ONLY:

Following the law of your state, we will not disclose nonpublic personal financial information about you to nonaffiliated third parties (other than as permitted by law) unless you authorize us to make that disclosure. Your authorization must be in writing. If you wish to authorize us to disclose your nonpublic personal financial information to nonaffiliated third parties, you may write to us at: American General Life Companies Service Center, P.O. Box 4373, Houston, Texas 77210-4373.

(C)2010 American International Group, Inc. All rights reserved.

                                                            AGLC0375-STF Rev1110

American General                        THE UNITED STATES LIFE INSURANCE COMPANY
Life Companies                                           IN THE CITY OF NEW YORK


For additional information about the Executive Advantage Policies and the Separate Account, you may request a copy of the Statement of Additional Information (the "SAI"), dated January 3, 2011. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI and the Policy or Fund prospectuses if you write us at our Administrative Center, which is located at 405 King Street, CLMK, Wilmington, Delaware 19801 or call us at 1-877-883-6596. You may also obtain the SAI from your USL representative through which the Policies may be purchased. Additional information about the Executive Advantage Policies, including personalized illustrations of death benefits, cash surrender values, and account values is available without charge to individuals considering purchasing a Policy, upon request to the same address or phone number printed above. We may charge current Policy Owners $25 per illustration if they request more than one personalized illustration in a Policy year.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Office of Investor Education and Advocacy in Washington, D.C. Inquiries on the operations of the Office of Investor Education and Advocacy may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Office of Investor Education and Advocacy of the SEC, 100 F Street N.E., Washington, D.C. 20549.

Policies issued by:
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
One World Financial Center, 200 Liberty Street, New York, New York 10281

EXECUTIVE ADVANTAGE GROUP FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE Policy Form Number 21GVULD997NY (sex distinct)
Endorsement Form Number 23GVUL08 (sex distinct)
MERGER ENDORSEMENT FORM NUMBER L8204-AIL-NY

Available only in the state of New York

DISTRIBUTED BY AMERICAN GENERAL EQUITY SERVICES CORPORATION
Member FINRA

The underwriting risks, financial obligations and support functions associated with the products issued by USL are its responsibility. USL is responsible for its own financial condition and contractual obligations. American General Life Companies, www.americangeneral.com, is the marketing name for the insurance companies and affiliates comprising the domestic life operations of American International Group, Inc., including USL.

(C) 2011.  All rights reserved                          ICA File No. 811-0486501

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                             SEPARATE ACCOUNT USL B

                             EXECUTIVE ADVANTAGE(R)

            GROUP FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                                    POLICIES

                                    ISSUED BY

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

             405 KING STREET, 4TH FLOOR, WILMINGTON, DELAWARE 19801

                            TELEPHONE: 1-302-594-2352

                       STATEMENT OF ADDITIONAL INFORMATION

                              DATED JANUARY 3, 2011

     This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the prospectus for The United States Life Insurance Company in the City of New York Separate Account USL B (the "Separate Account" or "Separate Account USL B") dated January 3, 2011, describing the Executive Advantage group flexible premium variable universal life insurance policies (the "Policy" or "Policies"). The description of the Policy or Policies in the related prospectus is fully applicable to your certificate and the use of the word "Policy" or "Policies" in this SAI includes such certificate. The prospectus sets forth information that a prospective investor should know before investing. For a copy of the prospectus, and any prospectus supplements, contact The United States Life Insurance Company in the City of New York ("USL") at the address or telephone numbers given above. Each term used in this SAI that is defined in the related prospectus has the same meaning as the prospectus' definition.

                                TABLE OF CONTENTS

GENERAL INFORMATION.........................................................  3

   USL......................................................................  3
   Separate Account USL B...................................................  3
   National Union Fire Insurance Company of Pittsburgh, Pa..................  4

SERVICES....................................................................  4

DISTRIBUTION OF THE POLICIES................................................  5

PERFORMANCE INFORMATION.....................................................  6

ADDITIONAL INFORMATION ABOUT THE POLICIES...................................  6

      Gender neutral policies...............................................  7
      Cost of insurance rates...............................................  7
      Special purchase plans................................................  7
      Underwriting procedures and cost of insurance charges.................  7
      Certain arrangements..................................................  8
   Guaranteed Investment Option.............................................  8
   Adjustments to Death Benefit.............................................  8
      Suicide...............................................................  8
      Wrong age or gender...................................................  8
      Death during grace period.............................................  9

ACTUARIAL EXPERT............................................................  9

MATERIAL CONFLICTS..........................................................  9

FINANCIAL STATEMENTS........................................................  9

   AI Life Variable Account B Financial Statements.......................... 10
   USL Financial Statements................................................. 10
   AI Life Financial Statements............................................. 10
   USL Pro Forma Financial Statements....................................... 10
   National Union Statutory Basis Financial Statements...................... 10
   Cessation of Incorporation of American International Group, Inc.
     Financial Information.................................................. 11

INDEX TO FINANCIAL STATEMENTS............................................... 11

   AI Life Variable Account B Financial Statements.......................... 11
   USL Financial Statements................................................. 11
   AI Life Financial Statements............................................. 11
   USL Pro Forma Financial Statements....................................... 12
   National Union Statutory Basis Financial Statements...................... 12

                               GENERAL INFORMATION

USL

     We are The United States Life Insurance Company in the City of New York ("USL"). USL is a stock life insurance company organized under the laws of the State of New York on February 25, 1850. USL is an indirect, wholly-owned subsidiary of American International Group, Inc. American International Group, Inc., a Delaware corporation, is a holding company which, through its subsidiaries, is engaged primarily in a broad range of insurance and insurance-related activities in the United States and abroad. American General Life Companies is the marketing name for the insurance companies and affiliates comprising the domestic life operations of American International Group, Inc., including USL. The commitments under the Policies are USL's, and American International Group, Inc. has no legal obligation to back those commitments.

     On December 31, 2010, an affiliate of USL, American International Life Assurance Company of New York ("AI Life") merged with USL. Prior to this date, the Policies were issued by AI Life.

     On March 4, 2009, American International Group, Inc. issued and sold to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), 100,000 shares of American International Group, Inc.'s Series C Perpetual, Convertible, Participating Preferred Stock (the "Stock") for an aggregate purchase price of $500,000, with an understanding that additional and independently sufficient consideration was also furnished to American International Group, Inc. by the Federal Reserve Bank of New York (the "FRBNY") in the form of its lending commitment (the "Credit Facility") under the Credit Agreement, dated as of September 22, 2008, between American International Group, Inc. and the FRBNY. The Stock has preferential liquidation rights over American International Group, Inc. common stock, and, to the extent permitted by law, votes with American International Group Inc.'s common stock on all matters submitted to American International Group, Inc.'s shareholders. The Trust has approximately 79.8% of the aggregate voting power of American International Group Inc.'s common stock and is entitled to approximately 79.8% of all dividends paid on American International Group, Inc.'s common stock, in each case treating the Stock as if converted. The Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates. USL is not a guarantor of the Credit Facility obligations and it has not pledged any assets to secure those obligations.

SEPARATE ACCOUNT USL B

     We hold the Fund shares in which any of your accumulation value is invested in Separate Account USL B. Separate Account USL B is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. Prior to December 31, 2010, the Separate Account was a separate account of AI Life, created on June 5, 1986, under New York law. On December 31, 2010, and in conjunction with the merger of USL and AI Life, the Separate Account was transferred to and became a Separate Account of USL under New York law.

     For record keeping and financial reporting purposes, Separate Account USL B is divided into 69 separate "divisions," 39 of which are available under the Policies offered by the prospectus as variable "investment options" (one of these 39 investment options is not available to all Policy owners). Eight of these 39 divisions and the remaining 30 divisions are offered under other USL policies. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds.

     The assets in Separate Account USL B are our property. The assets in the Separate Account may not be used to pay any liabilities of USL other than those arising from the Policies. USL is obligated to pay all amounts under the Policies due the Policy owners. We act as custodian for the Separate Account's assets.

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURG, PA.

     All references in this SAI to National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union") apply only to Policies with a date of issue prior to April 30, 2010 at 4:00 p.m. Eastern time.

     National Union is a stock property-casualty insurance company incorporated under the laws of the Commonwealth of Pennsylvania on February 14, 1901. National Union's principal executive office is located at 175 Water Street, 18th Floor, New York, New York 10038. National Union is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. National Union is an indirect wholly-owned subsidiary of American International Group, Inc. and an affiliate of USL.

                                    SERVICES

     USL and American International Group, Inc. are parties to a service and expense agreement. Under the service and expense agreement, American International Group, Inc. may provide services to USL and certain other life insurance companies under the American International Group, Inc. holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services.

     USL and American General Life Companies, LLC ("AGLC"), are parties to a services agreement. USL and AGLC are both wholly-owned subsidiaries of American International Group, Inc. and therefore affiliates of one another. AGLC is a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provides shared services to USL and certain other life insurance companies under the American International Group, Inc. holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2009, 2008 and 2007, USL paid AGLC for these services $121,543,754, $146,282,821 and $124,096,933, respectively.

     We have not designed the Policies for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. We currently have no contractual agreements or any other formal or informal arrangements with any entity or individual permitting such transfers and receive no compensation for any such contract or arrangement.

                          DISTRIBUTION OF THE POLICIES

     American General Equity Services Corporation ("AGESC"), 2727-A Allen Parkway, 2-G7, Houston, Texas 77019, a Delaware corporation and an affiliate of USL, is the principal underwriter and distributor of the Policies for the Separate Account under a Distribution Agreement between AGESC and USL. AGESC also acts as principal underwriter for USL's other separate accounts and for the separate accounts of certain USL affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the Financial Industry Regulatory Authority ("FINRA"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Policies.

     The Policies are offered on a continuous basis.

     We and AGESC have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable universal life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of FINRA.

     Commissions may be paid based on premiums paid for Policies sold. Other expense reimbursements, allowances, and overrides may also be paid. Registered representatives who meet certain productivity and profitability standards may be eligible for additional compensation. Additional payments may be made for administrative or other services not directly related to the sale of the Policies.

     We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

     . 24% of premiums paid in the first Policy year up to the Target Premium and 4% of premiums in excess of the Target Premium;

     . 11% of premiums paid in Policy years 2 through 4 up to the Target Premium and 4% of premiums in excess of the Target Premium;

     . 4% of premiums paid in Policy years 5 through 7 up to the Target Premium and 4% of premiums in excess of the Target Premium;

     . 3% of premiums paid in Policy years 8 through 15 up to the Target Premium and 2% of premiums in excess of the Target Premium;

     . 2% of premiums paid beginning in the 16th Policy year up to the Target Premium and 2% of premiums paid beginning in the 16th Policy year in excess of the Target Premium;

     . Trail commission of 0.20% annual in Policy years 8 through 15, of each Policy's accumulation value (reduced by any outstanding loans); and

     . Trail commission of 0.10% annual beginning in the 16th Policy year, of each Policy's accumulation value (reduced by any outstanding loans).

Target Premium is the maximum amount of premium to which the first year commission rate applies.

                             PERFORMANCE INFORMATION

     From time to time, we may quote performance information for the divisions of Separate Account USL B in advertisements, sales literature, or reports to owners or prospective investors.

     We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Fund in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges. We also may present the yield or total return of the investment option in which a division invests.

     We may compare a division's performance to that of other variable universal life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of USL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

                    ADDITIONAL INFORMATION ABOUT THE POLICIES

     THE PURPOSE OF THIS SECTION IS TO PROVIDE YOU WITH INFORMATION TO HELP CLARIFY CERTAIN DISCUSSION FOUND IN THE RELATED PROSPECTUS. MANY TOPICS, SUCH AS POLICY SALES LOADS AND INCREASES IN YOUR POLICY'S DEATH BENEFIT, HAVE BEEN FULLY DESCRIBED IN THE RELATED PROSPECTUS. FOR ANY TOPICS THAT WE DO NOT DISCUSS IN THIS SAI, PLEASE SEE THE RELATED PROSPECTUS.

     Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer policies for sale in situations which, under current law, require gender-neutral premiums or benefits.

     Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk.

     Special purchase plans. Special purchase plans provide for variations in, or elimination of, certain Policy charges, and would be available to a defined group of individuals. We currently do not provide for or support any special purchase plans.

     Underwriting procedures and cost of insurance charges. Cost of insurance charges for the Policies will not be the same for all Policy owners. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each Policy owner pays a cost of insurance charge related to the insured's mortality risk which is actuarially determined based upon factors such as age, sex and risk class of the insured and the face amount size band of the Policy. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all insureds would discriminate unfairly in favor of those insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, although there will be a uniform "public offering price" for all Policy owners, because premiums are flexible and amounts allocated to the Separate Account will be subject to some charges that are the same for all owners, there will be a different "price" for each actuarial category of Policy owners because different cost of insurance rates will apply. The "price" will also vary based on net amount at risk. The Policies will be offered and sold pursuant to this cost of insurance schedule and our underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among insureds, but recognize that premiums must be based upon factors such as age, sex, health and occupation. A table showing the maximum cost of insurance charges will be delivered as part of the Policy.

     Our underwriting procedures are designed to treat applicants for Policies in a uniform manner. Collection of required medical information is conducted in a confidential manner. We maintain underwriting standards designed to avoid unfair or inconsistent decisions about which underwriting class should apply to a particular proposed insured person. In some group or employment-related situations, we may offer what we call simplified or guaranteed issue underwriting classes. These underwriting classes provide for brief or no medical underwriting. Our offer to insure a person under either class results in cost of insurance charges that are the same for each insured person.

     Certain arrangements. Most of the advisers or administrators of the Funds make certain payments to us, on a quarterly basis, for certain administrative, Policy, and Policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit.

GUARANTEED INVESTMENT OPTION

     Under the Policy, you may currently allocate your Account Value to the Guaranteed Account. In addition, if you request a loan, we will allocate part of your Account Value to the Loan Account which is part of the Guaranteed Account.

     We may treat each allocation and transfer separately for purposes of crediting interest and making deductions from the Guaranteed Account.

     All of your Account Value held in the Guaranteed Account will earn interest at a rate we determine in our sole discretion. This rate will never be less than 4% per year compounded annually. The Loan Account portion of your Account Value may earn a different interest rate than the remaining portion of your Account Value in the Guaranteed Account.

     We will deduct any transfers, partial surrenders or any policy expenses from the Guaranteed Account and your variable investment options on a pro rata basis, unless you provide other directions. No portion of the Loan Account may be used for this purpose.

     If we must pay any part of the proceeds for a loan, partial surrender or full surrender from the Guaranteed Account, we may defer the payment for up to six months from the date we receive the written request. If we defer payment from the Guaranteed Account for 30 days or more, we will pay interest on the amount we deferred at a rate of 4% per year, compounded annually, until we make payment.

ADJUSTMENTS TO DEATH BENEFIT

     Suicide. If the insured person commits suicide during the first two Policy years, we will limit the proceeds payable to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

     A new two-year period begins if you increase the specified amount. You can increase the specified amount only if the insured person is living at the time of the increase. In this case, if the insured person commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

     Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

     Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

                                ACTUARIAL EXPERT

     Actuarial matters have been examined by Wayne A. Barnard who is Senior Vice President of USL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

                               MATERIAL CONFLICTS

     We are required to track events to identify any material conflicts from using investment portfolios for both variable universal life and variable annuity separate accounts. The boards of the Funds, USL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

     .    state insurance law or federal income tax law changes;

     .    investment management of an investment portfolio changes; or

     . voting instructions given by owners of variable universal life insurance policies and variable annuity contracts differ.

     The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). One or more of the investment portfolios may sell its shares to other investment portfolios. Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or certain classes of owners, and these retirement plans or participants in these retirement plans.

     If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect Policy owners. This could mean delays or interruptions of the variable operations.

     When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

                              FINANCIAL STATEMENTS

     PricewaterhouseCoopers LLP ("PwC"), located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, is the independent registered public accounting firm for the Separate Account, USL and National Union. American International Group, Inc. uses PwC as its corporate-wide auditing firm.

     We are required to include additional financial statements in this SAI because of the December 31, 2010 merger of AI Life into USL. These additional financial statements are those of AI Life and pro forma financial statements of USL at December 31, 2009 reflecting the effect of the merger.

AI LIFE VARIABLE ACCOUNT B FINANCIAL STATEMENTS

     The statement of net assets as of December 31, 2009 and the related statement of operations for the period then ended and the statement of changes in net assets for each of the two periods ended December 31, 2009 of the Separate Account, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

USL FINANCIAL STATEMENTS

     The balance sheets of USL as of December 31, 2009 and 2008 and the related statements of income (loss), comprehensive income (loss), shareholder's equity and cash flows for each of the three years in the period ended December 31, 2009, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AI LIFE FINANCIAL STATEMENTS

     The balance sheets of AI Life as of December 31, 2009 and 2008 and the related statements of income (loss), comprehensive income (loss), shareholder's equity and cash flows for each of the three years in the period ended December 31, 2009, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

USL PRO FORMA FINANCIAL STATEMENTS

     The pro forma financial statements of USL reflecting the merger of AI Life and USL for the year ended December 31, 2009, appearing herein are unaudited.

NATIONAL UNION STATUTORY BASIS FINANCIAL STATEMENTS

     The statutory financial statements of admitted assets, liabilities, capital and surplus of National Union as of December 31, 2009 and 2008, and the related statutory financial statements of income and changes in capital and surplus and of cash flow for each of the three years in the period ended December 31, 2009, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CESSATION OF INCORPORATION OF AMERICAN INTERNATIONAL GROUP, INC. FINANCIAL INFORMATION

     The incorporation by reference of American International Group, Inc.'s financial information is no longer required due to the termination of an agreement between American International Life Assurance Company of New York and American International Group, Inc. effective September 11, 2010.

                          INDEX TO FINANCIAL STATEMENTS

     You should consider the financial statements of USL that we include in this SAI as bearing on the ability of USL to meet its obligations under the Policies.

     You should only consider the financial statements of National Union that we include in this SAI as bearing on the ability of National Union as a guarantor under a guarantee agreement to meet its obligations under Policies with a date of issue prior to April 30, 2010 at 4:00 p.m. Eastern time.

I. AI Life Variable Account B Financial Statements
   -----------------------------------------------

Report of Independent Registered Public Accounting Firm
Statement of Net Assets as of December 31, 2009
Statement of Operations for the year ended December 31, 2009
Statement of Changes in Net Assets for the years ended December 31, 2009 and 2008, except as indicated Notes to Financial Statements

II. USL Financial Statements
    ------------------------

Report of  Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2009 and 2008
Statement of Income (Loss) for the years ended December 31, 2009, 2008 and 2007 Statement of Comprehensive Income (Loss) for the years ended December 31, 2009, 2008 and 2007
Statement of Shareholder's Equity for the years ended December 31, 2009, 2008 and 2007
Statement of Cash Flows for the years ended December 31, 2009, 2008 and 2007 Notes to Financial Statements

III. AI Life Financial Statements
     ----------------------------

Report of Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2009 and 2008
Statements of Income (Loss) for the years ended December 31, 2009, 2008 and 2007 Statements of Comprehensive Income (Loss) for the years ended December 31, 2009, 2008 and 2007
Statements of Shareholder's Equity for the years ended December 31, 2009, 2008 and 2007
Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007 Notes to Financial Statements

IV. USL Pro Forma Financial Statements
    ----------------------------------

Unaudited Pro Forma Condensed Balance Sheet as of December 31, 2009
Unaudited Pro Forma Condensed Statements of Income (Loss) for the years ended December 31, 2009, 2008 and 2007
Notes to Unaudited Pro Forma Condensed Financial Statements

V. National Union Statutory Basis Financial Statements
   ---------------------------------------------------

Report of Independent Auditors
Statements of Admitted Assets as of December 31, 2009 and 2008
Statements of Liabilities, Capital and Surplus as of December 31, 2009 and 2008 Statements of Income and Changes in Capital and Surplus for the years ended December 31, 2009, 2008 and 2007
Statements of Cash Flow for the years ended December 31, 2009, 2008 and 2007 Notes to Statutory Basis Financial Statements

[LOGO] American General Life Companies

                                                             Variable Account B
                                              Variable Universal Life Insurance

                                                                           2009

                                                                  Annual Report

                                                              December 31, 2009

                      American International Life Assurance Company of New York

[LOGO] PRICEWATERHOUSECOOPERS LLP

                                                      PRICEWATERHOUSECOOPERS LLP
                                                      1201 LOUISIANA
                                                      SUITE 2900
                                                      HOUSTON TX 77002-5678
                                                      TELEPHONE (713) 356 4000
                                                      FACSIMILE (713) 356 4717

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of American International Life Assurance Company of New York and Policy Owners of American International Life Assurance Company of New York Variable Account B

In our opinion, the accompanying statement of net assets, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Sub-accounts listed in Note A of American International Life Assurance Company of New York Variable Account B at December 31, 2009, the results of each of their operations for the period then ended and the changes in each of their net assets for each of the two periods then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the American International Life Assurance Company of New York; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2009 by correspondence with the investment companies, provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

April 27, 2010

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF NET ASSETS
DECEMBER 31, 2009

                                                               Investment       Due from (to) American
                                                             securities - at International Life Assurance
Sub-accounts                                                   fair value        Company of New York      NET ASSETS
------------                                                 --------------- ---------------------------- ----------
AIM V.I. Capital Appreciation Fund - Series I                  $   82,087                $--              $   82,087
AIM V.I. International Growth Fund - Series I                     127,604                 --                 127,604
AllianceBernstein Balanced Shares Portfolio - Class A                  --                 --                      --
AllianceBernstein Balanced Wealth Strategy Portfolio -
  Class A                                                          23,556                 --                  23,556
AllianceBernstein Global Bond Portfolio - Class A                      --                 --                      --
AllianceBernstein Global Thematic Growth Portfolio - Class A      225,584                 --                 225,584
AllianceBernstein Growth and Income Portfolio - Class A           528,624                 --                 528,624
AllianceBernstein Growth Portfolio - Class A                      425,300                 --                 425,300
AllianceBernstein Intermediate Bond Portfolio - Class A                --                 --                      --
AllianceBernstein Large Cap Growth Portfolio - Class A            143,057                 --                 143,057
AllianceBernstein Real Estate Investment Portfolio - Class A        1,422                 --                   1,422
AllianceBernstein Small Cap Growth Portfolio - Class A            106,736                 --                 106,736
AllianceBernstein Utility Income Portfolio - Class A                   --                 --                      --
American Century VP Capital Appreciation Fund - Class I             2,497                 --                   2,497
American Century VP Income & Growth Fund - Class I                 12,938                 --                  12,938
Anchor Series Trust Capital Appreciation Portfolio - Class 1       29,906                 --                  29,906
Anchor Series Trust Growth Portfolio - Class 1                     24,325                 (1)                 24,324
Anchor Series Trust Natural Resources Portfolio - Class 1          13,805                 --                  13,805
Dreyfus Stock Index Fund, Inc. - Initial Shares                   740,350                 --                 740,350
Fidelity VIP Asset Manager Portfolio - Initial Class              578,958                 (1)                578,957
Fidelity VIP Contrafund Portfolio - Initial Class               1,231,827                 --               1,231,827
Fidelity VIP Growth Portfolio - Initial Class                     801,878                  1                 801,879
Fidelity VIP High Income Portfolio - Initial Class                218,082                 --                 218,082
Fidelity VIP Investment Grade Bond Portfolio - Initial Class      170,348                 --                 170,348
Fidelity VIP Money Market Portfolio - Initial Class               251,429                 --                 251,429
Fidelity VIP Overseas Portfolio - Initial Class                   137,762                 --                 137,762
Franklin Templeton Templeton Developing Markets Securities
  Fund - Class 2                                                   41,266                 (1)                 41,265
Franklin Templeton Templeton Foreign Securities Fund -
  Class 2                                                       1,091,180                 --               1,091,180
Franklin Templeton Templeton Global Asset Allocation Fund -
  Class 1                                                          13,035                 (1)                 13,034
JPMorgan Bond Portfolio                                                --                 --                      --
JPMorgan Insurance Trust Core Bond Portfolio - Class 1                877                  1                     878
JPMorgan Insurance Trust Mid Cap Value Portfolio - Class 1        684,471                 --                 684,471
JPMorgan Insurance Trust Small Cap Core Portfolio - Class 1       464,434                 --                 464,434
JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1            1,793                 --                   1,793
JPMorgan Mid Cap Value Portfolio                                       --                 --                      --
JPMorgan U.S. Large Cap Core Equity Portfolio                          --                 --                      --
Neuberger Berman AMT Partners Portfolio - Class I                   1,193                 --                   1,193
Neuberger Berman AMT Short Duration Bond Portfolio - Class I       14,640                 (1)                 14,639
Oppenheimer Global Securities Fund/VA - Non-Service Shares          9,592                 --                   9,592
Oppenheimer Main Street Fund/VA - Non-Service Shares               20,390                 --                  20,390
PIMCO VIT High Yield Portfolio - Administrative Class             250,612                 --                 250,612
PIMCO VIT Long-Term U.S. Government Portfolio -
  Administrative Class                                          1,042,246                 --               1,042,246
PIMCO VIT Short-Term Portfolio - Administrative Class               6,012                 --                   6,012
SunAmerica Aggressive Growth Portfolio - Class 1                      900                  1                     901
SunAmerica Alliance Growth Portfolio - Class 1                     10,039                 --                  10,039
SunAmerica Balanced Portfolio - Class 1                            10,823                 --                  10,823
SunAmerica Global Bond Portfolio - Class 1                         21,918                 --                  21,918
SunAmerica Growth-Income Portfolio - Class 1                       15,660                 --                  15,660
SunAmerica Mid-Cap Growth Portfolio - Class 1                       2,488                 --                   2,488
UIF U.S. Mid Cap Value Portfolio - Class I Shares                 113,088                 (1)                113,087
VALIC Company I Mid Cap Index Fund                                  4,943                 --                   4,943
VALIC Company I Small Cap Index Fund                               52,204                 (1)                 52,203
Van Eck Worldwide Emerging Markets Fund - Initial Class           115,108                 --                 115,108

                            See accompanying notes.

                                   VA B - 2

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF NET ASSETS - CONTINUED
DECEMBER 31, 2009

                                                      Investment       Due from (to) American
                                                    securities - at International Life Assurance
Sub-accounts                                          fair value        Company of New York      NET ASSETS
------------                                        --------------- ---------------------------- ----------
Van Eck Worldwide Hard Assets Fund - Initial Class     $ 82,488                 $(1)              $ 82,487
Vanguard VIF Total Stock Market Index Portfolio         671,505                  --                671,505

                            See accompanying notes.

                                   VA B - 3

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

                                        A           B          A+B=C         D             E             F           C+D+E+F
                                              Mortality and                                        Net change in     INCREASE
                                    Dividends  expense risk     NET     Net realized Capital gain    unrealized   (DECREASE) IN
                                      from         and       INVESTMENT gain (loss)  distributions  appreciation    NET ASSETS
                                     mutual   administrative   INCOME        on       from mutual  (depreciation) RESULTING FROM
Sub-accounts                          funds      charges       (LOSS)   investments      funds     of investments   OPERATIONS
------------                        --------- -------------- ---------- ------------ ------------- -------------- --------------
AIM V.I. Capital Appreciation Fund
  - Series I                         $   474     $  (637)     $  (163)   $  (2,392)     $    --      $  15,754       $ 13,199
AIM V.I. International Growth Fund
  - Series I                           1,681        (914)         767       13,690           --         18,449         32,906
AllianceBernstein Balanced Shares
  Portfolio - Class A                     --          --           --           --           --             --             --
AllianceBernstein Balanced Wealth
  Strategy Portfolio - Class A           211        (180)          31         (444)          --          4,852          4,439
AllianceBernstein Global Bond
  Portfolio - Class A                     --          --           --           --           --             --             --
AllianceBernstein Global Thematic
  Growth Portfolio - Class A              --      (1,699)      (1,699)       6,690           --         73,666         78,657
AllianceBernstein Growth and
  Income Portfolio - Class A          19,948      (4,503)      15,445      (83,700)          --        155,360         87,105
AllianceBernstein Growth Portfolio
  - Class A                               --      (4,023)      (4,023)        (548)          --        127,653        123,082
AllianceBernstein Intermediate
  Bond Portfolio - Class A                --         (12)         (12)         (73)          --            245            160
AllianceBernstein Large Cap Growth
  Portfolio - Class A                    195      (1,136)        (941)      (3,415)          --         43,835         39,479
AllianceBernstein Real Estate
  Investment Portfolio - Class A         247         (46)         201       (9,448)         179         10,359          1,291
AllianceBernstein Small Cap Growth
  Portfolio - Class A                     --        (810)        (810)     (21,639)          --         52,012         29,563
AllianceBernstein Utility Income
  Portfolio - Class A                     48          (6)          42         (314)          --            356             84
American Century VP Capital
  Appreciation Fund - Class I             18         (16)           2           41           --            638            681
American Century VP Income &
  Growth Fund - Class I                  616         (91)         525         (886)          --          2,175          1,814
Anchor Series Trust Capital
  Appreciation Portfolio - Class 1        --        (176)        (176)        (136)          --          7,917          7,605
Anchor Series Trust Growth
  Portfolio - Class 1                    222        (145)          77         (420)          --          6,651          6,308
Anchor Series Trust Natural
  Resources Portfolio - Class 1          161        (114)          47       (6,150)         708         11,898          6,503
Dreyfus Stock Index Fund, Inc. -
  Initial Shares                      13,899      (5,950)       7,949      (23,272)      44,921        121,921        151,519
Fidelity VIP Asset Manager
  Portfolio - Initial Class           12,258      (3,484)       8,774      (16,493)         873        103,920         97,074
Fidelity VIP Contrafund Portfolio
  - Initial Class                     14,828      (8,238)       6,590      (41,443)         296        360,407        325,850
Fidelity VIP Growth Portfolio -
  Initial Class                        3,159      (6,780)      (3,621)    (115,964)         625        305,834        186,874
Fidelity VIP High Income Portfolio
  - Initial Class                     15,609      (1,774)      13,835       (4,241)          --         59,794         69,388
Fidelity VIP Investment Grade Bond
  Portfolio - Initial Class           11,817      (1,353)      10,464         (847)         575         11,091         21,283
Fidelity VIP Money Market
  Portfolio - Initial Class            2,180      (2,503)        (323)          --           --             --           (323)
Fidelity VIP Overseas Portfolio -
  Initial Class                        2,615      (1,049)       1,566       (9,180)         376         35,570         28,332
Franklin Templeton Templeton
  Developing Markets Securities
  Fund - Class 2                       1,360        (243)       1,117       (1,716)         131         18,068         17,600
Franklin Templeton Templeton
  Foreign Securities Fund - Class 2   29,863      (6,878)      22,985       (1,449)      36,840        232,708        291,084
Franklin Templeton Templeton
  Global Asset Allocation Fund -
  Class 1                                999         (81)         918         (404)         155          1,528          2,197
JPMorgan Bond Portfolio                   53          (2)          51         (299)          --            237            (11)
JPMorgan Insurance Trust Core Bond
  Portfolio - Class 1                     --          (5)          (5)          --           --             49             44
JPMorgan Insurance Trust Mid Cap
  Value Portfolio - Class 1               --      (3,153)      (3,153)       1,675           --        158,694        157,216
JPMorgan Insurance Trust Small Cap
  Core Portfolio - Class 1             3,059      (2,951)         108      (11,279)       6,186         87,469         82,484
JPMorgan Insurance Trust U.S.
  Equity Portfolio - Class 1              --          (8)          (8)          18           --            419            429
JPMorgan Mid Cap Value Portfolio      13,276      (1,178)      12,098     (146,461)       1,202        116,244        (16,917)
JPMorgan U.S. Large Cap Core
  Equity Portfolio                        31          (3)          28       (2,362)          --          2,492            158
Neuberger Berman AMT Partners
  Portfolio - Class I                     25          (6)          19         (142)         113            419            409
Neuberger Berman AMT Short
  Duration Bond Portfolio - Class I    1,078         (97)         981          (66)          --            613          1,528
Oppenheimer Global Securities
  Fund/VA - Non-Service Shares           164         (57)         107         (135)         156          2,438          2,566
Oppenheimer Main Street Fund/VA -
  Non-Service Shares                     370        (140)         230         (705)          --          5,016          4,541
PIMCO VIT High Yield Portfolio -
  Administrative Class                18,625      (1,600)      17,025       (2,408)          --         56,867         71,484
PIMCO VIT Long-Term U.S.
  Government Portfolio -
  Administrative Class                40,052      (7,983)      32,069        1,472       77,881       (169,264)       (57,842)
PIMCO VIT Short-Term Portfolio -
  Administrative Class                   131         (47)          84          (27)          55            325            437
SunAmerica Aggressive Growth
  Portfolio - Class 1                      1          (5)          (4)          --           --            245            241
SunAmerica Alliance Growth
  Portfolio - Class 1                     54         (64)         (10)         (74)          --          3,058          2,974
SunAmerica Balanced Portfolio -
  Class 1                                332         (67)         265          (19)          --          1,685          1,931
SunAmerica Global Bond Portfolio -
  Class 1                                713        (152)         561           15          499            257          1,332
SunAmerica Growth-Income Portfolio
  - Class 1                              203        (107)          96         (573)          --          3,915          3,438

                            See accompanying notes.

                                   VA B - 4

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF OPERATIONS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2009

                                        A           B          A+B=C         D             E             F           C+D+E+F
                                              Mortality and                                        Net change in     INCREASE
                                    Dividends  expense risk     NET     Net realized Capital gain    unrealized   (DECREASE) IN
                                      from         and       INVESTMENT gain (loss)  distributions  appreciation    NET ASSETS
                                     mutual   administrative   INCOME        on       from mutual  (depreciation) RESULTING FROM
Sub-accounts                          funds      charges       (LOSS)   investments      funds     of investments   OPERATIONS
------------                        --------- -------------- ---------- ------------ ------------- -------------- --------------
SunAmerica Mid-Cap Growth
  Portfolio - Class 1                $    --     $   (15)      $  (15)    $     (3)     $    --       $    720       $    702
UIF U.S. Mid Cap Value Portfolio -
  Class I Shares                       1,197        (711)         486       (9,286)          --         40,583         31,783
VALIC Company I Mid Cap Index Fund        73         (33)          40         (902)         105          2,080          1,323
VALIC Company I Small Cap Index
  Fund                                   794        (334)         460       (3,081)       1,207         12,650         11,236
Van Eck Worldwide Emerging Markets
  Fund - Initial Class                   106        (724)        (618)     (17,048)       4,295         69,864         56,493
Van Eck Worldwide Hard Assets Fund
  - Initial Class                        191        (712)        (521)      16,579          379         20,556         36,993
Vanguard VIF Total Stock Market
  Index Portfolio                     11,274      (4,279)       6,995      (12,939)      22,637        127,691        144,384

                            See accompanying notes.

                                   VA B - 5

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

                                                                                Sub-accounts
                                                   ----------------------------------------------------------------------
                                                                      AIM V.I.                         AllianceBernstein
                                                   AIM V.I. Capital International  AllianceBernstein    Balanced Wealth
                                                     Appreciation   Growth Fund -   Balanced Shares   Strategy Portfolio -
                                                   Fund - Series I    Series I    Portfolio - Class A       Class A
                                                   ---------------- ------------- ------------------- --------------------
FOR THE YEAR ENDED DECEMBER 31, 2009
OPERATIONS:
   Net investment income (loss)                        $   (163)      $    767         $     --             $    31
   Net realized gain (loss) on investments               (2,392)        13,690               --                (444)
   Capital gain distributions from mutual funds              --             --               --                  --
   Net change in unrealized appreciation
     (depreciation) of investments                       15,754         18,449               --               4,852
                                                       --------       --------         --------             -------
Increase (decrease) in net assets resulting from
  operations                                             13,199         32,906               --               4,439
                                                       --------       --------         --------             -------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                    6,291         33,039               --               5,575
   Cost of insurance                                     (9,747)        (8,232)              --              (3,955)
   Policy loans                                             (24)        (4,912)              --                (880)
   Death benefits                                            --             --               --                  --
   Withdrawals                                             (983)          (838)              --                  --
                                                       --------       --------         --------             -------
Increase (decrease) in net assets resulting from
  principal transactions                                 (4,463)        19,057               --                 740
                                                       --------       --------         --------             -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   8,736         51,963               --               5,179
NET ASSETS:
   Beginning of year                                     73,351         75,641               --              18,377
                                                       --------       --------         --------             -------
   End of year                                         $ 82,087       $127,604         $     --             $23,556
                                                       ========       ========         ========             =======
FOR THE YEAR ENDED DECEMBER 31, 2008
OPERATIONS:
   Net investment income (loss)                        $ (1,006)      $   (484)        $  1,477             $   (44)
   Net realized gain (loss) on investments                3,747          6,567           (5,921)             (1,080)
   Capital gain distributions from mutual funds              --          1,413            3,271                  --
   Net change in unrealized appreciation
     (depreciation) of investments                      (63,687)       (69,447)          (4,817)             (3,485)
                                                       --------       --------         --------             -------
Increase (decrease) in net assets resulting from
  operations                                            (60,946)       (61,951)          (5,990)             (4,609)
                                                       --------       --------         --------             -------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                   15,087          7,033          (33,636)             24,091
   Cost of insurance                                    (11,697)        (9,649)          (2,693)             (1,105)
   Policy loans                                             (24)            (4)              --                  --
   Death benefits                                            --             --               --                  --
   Withdrawals                                          (12,503)       (14,822)          (1,537)                 --
                                                       --------       --------         --------             -------
Increase (decrease) in net assets resulting from
  principal transactions                                 (9,137)       (17,442)         (37,866)             22,986
                                                       --------       --------         --------             -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 (70,083)       (79,393)         (43,856)             18,377

NET ASSETS:
   Beginning of year                                    143,434        155,034           43,856                  --
                                                       --------       --------         --------             -------
   End of year                                         $ 73,351       $ 75,641         $     --             $18,377
                                                       ========       ========         ========             =======

                            See accompanying notes.

                                   VA B - 6

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

                                                                                  Sub-accounts
                                                   -------------------------------------------------------------------------
                                                   AllianceBernstein AllianceBernstein  AllianceBernstein
                                                      Global Bond     Global Thematic       Growth and     AllianceBernstein
                                                      Portfolio -    Growth Portfolio - Income Portfolio - Growth Portfolio -
                                                        Class A           Class A            Class A            Class A
                                                   ----------------- ------------------ ------------------ ------------------
FOR THE YEAR ENDED DECEMBER 31, 2009
OPERATIONS:
   Net investment income (loss)                         $    --          $  (1,699)         $  15,445          $  (4,023)
   Net realized gain (loss) on investments                   --              6,690            (83,700)              (548)
   Capital gain distributions from mutual funds              --                 --                 --                 --
   Net change in unrealized appreciation
     (depreciation) of investments                           --             73,666            155,360            127,653
                                                        -------          ---------          ---------          ---------
Increase (decrease) in net assets resulting from
  operations                                                 --             78,657             87,105            123,082
                                                        -------          ---------          ---------          ---------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                       --             20,828            (16,671)           (62,144)
   Cost of insurance                                         --            (21,314)           (56,360)           (46,733)
   Policy loans                                              --            (13,709)           (11,850)           (36,094)
   Death benefits                                            --                 --                 --                 --
   Withdrawals                                               --             (5,901)           (15,716)           (50,782)
                                                        -------          ---------          ---------          ---------
Increase (decrease) in net assets resulting from
  principal transactions                                     --            (20,096)          (100,597)          (195,753)
                                                        -------          ---------          ---------          ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                      --             58,561            (13,492)           (72,671)
NET ASSETS:
   Beginning of year                                         --            167,023            542,116            497,971
                                                        -------          ---------          ---------          ---------
   End of year                                          $    --          $ 225,584          $ 528,624          $ 425,300
                                                        =======          =========          =========          =========
FOR THE YEAR ENDED DECEMBER 31, 2008
OPERATIONS:
   Net investment income (loss)                         $   360          $  (2,304)         $   9,130          $  (6,567)
   Net realized gain (loss) on investments                 (122)               (45)           (28,652)             5,874
   Capital gain distributions from mutual funds              --                 --            135,849                 --
   Net change in unrealized appreciation
     (depreciation) of investments                          (69)          (156,392)          (510,638)          (388,531)
                                                        -------          ---------          ---------          ---------
Increase (decrease) in net assets resulting from
  operations                                                169           (158,741)          (394,311)          (389,224)
                                                        -------          ---------          ---------          ---------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                   (3,395)            40,693             53,568             94,779
   Cost of insurance                                        (64)           (22,310)           (60,990)           (58,251)
   Policy loans                                              --             (1,964)             1,876             (3,232)
   Death benefits                                            --                 --                 --                 --
   Withdrawals                                               --            (24,445)           (35,283)           (57,562)
                                                        -------          ---------          ---------          ---------
Increase (decrease) in net assets resulting from
  principal transactions                                 (3,459)            (8,026)           (40,829)           (24,266)
                                                        -------          ---------          ---------          ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (3,290)          (166,767)          (435,140)          (413,490)
NET ASSETS:
   Beginning of year                                      3,290            333,790            977,256            911,461
                                                        -------          ---------          ---------          ---------
   End of year                                          $    --          $ 167,023          $ 542,116          $ 497,971
                                                        =======          =========          =========          =========

                            See accompanying notes.

                                   VA B - 7

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

                                                                                  Sub-accounts
                                                   --------------------------------------------------------------------------
                                                   AllianceBernstein AllianceBernstein   AllianceBernstein  AllianceBernstein
                                                     Intermediate        Large Cap          Real Estate         Small Cap
                                                   Bond Portfolio -  Growth Portfolio -     Investment      Growth Portfolio -
                                                        Class A           Class A       Portfolio - Class A      Class A
                                                   ----------------- ------------------ ------------------- ------------------
FOR THE YEAR ENDED DECEMBER 31, 2009
OPERATIONS:
   Net investment income (loss)                         $   (12)         $    (941)           $   201           $    (810)
   Net realized gain (loss) on investments                  (73)            (3,415)            (9,448)            (21,639)
   Capital gain distributions from mutual funds              --                 --                179                  --
   Net change in unrealized appreciation
     (depreciation) of investments                          245             43,835             10,359              52,012
                                                        -------          ---------            -------           ---------
Increase (decrease) in net assets resulting from
  operations                                                160             39,479              1,291              29,563
                                                        -------          ---------            -------           ---------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                   (3,997)            16,209                 (2)             37,598
   Cost of insurance                                         --            (17,467)              (497)             (9,777)
   Policy loans                                              --            (13,516)                --              (4,265)
   Death benefits                                            --                 --                 --                  --
   Withdrawals                                               --             (5,774)            (8,009)            (26,315)
                                                        -------          ---------            -------           ---------
Increase (decrease) in net assets resulting from
  principal transactions                                 (3,997)           (20,548)            (8,508)             (2,759)
                                                        -------          ---------            -------           ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (3,837)            18,931             (7,217)             26,804
NET ASSETS:
   Beginning of year                                      3,837            124,126              8,639              79,932
                                                        -------          ---------            -------           ---------
   End of year                                          $    --          $ 143,057            $ 1,422           $ 106,736
                                                        =======          =========            =======           =========
FOR THE YEAR ENDED DECEMBER 31, 2008
OPERATIONS:
   Net investment income (loss)                         $   (24)         $  (1,642)           $   109           $  (1,274)
   Net realized gain (loss) on investments                   (2)             6,293               (140)             15,839
   Capital gain distributions from mutual funds              --                 --              2,961                  --
   Net change in unrealized appreciation
     (depreciation) of investments                         (245)           (96,312)            (7,855)            (89,657)
                                                        -------          ---------            -------           ---------
Increase (decrease) in net assets resulting from
  operations                                               (271)           (91,661)            (4,925)            (75,092)
                                                        -------          ---------            -------           ---------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                    4,196             17,461              2,518              12,421
   Cost of insurance                                        (88)           (19,903)              (407)            (10,368)
   Policy loans                                              --             (3,589)                --                 316
   Death benefits                                            --                 --                 --                  --
   Withdrawals                                               --            (13,626)                --             (35,214)
                                                        -------          ---------            -------           ---------
Increase (decrease) in net assets resulting from
  principal transactions                                  4,108            (19,657)             2,111             (32,845)
                                                        -------          ---------            -------           ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   3,837           (111,318)            (2,814)           (107,937)
NET ASSETS:
   Beginning of year                                         --            235,444             11,453             187,869
                                                        -------          ---------            -------           ---------
   End of year                                          $ 3,837          $ 124,126            $ 8,639           $  79,932
                                                        =======          =========            =======           =========

                            See accompanying notes.

                                   VA B - 8

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

                                                                               Sub-accounts
                                                   -------------------------------------------------------------------
                                                                          American      American
                                                                         Century VP      Century       Anchor Series
                                                    AllianceBernstein     Capital      VP Income &     Trust Capital
                                                     Utility Income     Appreciation  Growth Fund -    Appreciation
                                                   Portfolio - Class A Fund - Class I    Class I    Portfolio - Class 1
                                                   ------------------- -------------- ------------- -------------------
FOR THE YEAR ENDED DECEMBER 31, 2009
OPERATIONS:
   Net investment income (loss)                          $    42          $     2        $   525         $   (176)
   Net realized gain (loss) on investments                  (314)              41           (886)            (136)
   Capital gain distributions from mutual funds               --               --             --               --
   Net change in unrealized appreciation
     (depreciation) of investments                           356              638          2,175            7,917
                                                         -------          -------        -------         --------
Increase (decrease) in net assets resulting from
  operations                                                  84              681          1,814            7,605
                                                         -------          -------        -------         --------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                    (1,039)              (1)           305            2,567
   Cost of insurance                                         (64)            (162)        (1,123)            (820)
   Policy loans                                               --               --             (6)              --
   Death benefits                                             --               --             --               --
   Withdrawals                                                --               --         (1,370)              --
                                                         -------          -------        -------         --------
Increase (decrease) in net assets resulting from
  principal transactions                                  (1,103)            (163)        (2,194)           1,747
                                                         -------          -------        -------         --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   (1,019)             518           (380)           9,352
NET ASSETS:
   Beginning of year                                       1,019            1,979         13,318           20,554
                                                         -------          -------        -------         --------
   End of year                                           $    --          $ 2,497        $12,938         $ 29,906
                                                         =======          =======        =======         ========
FOR THE YEAR ENDED DECEMBER 31, 2008
OPERATIONS:
   Net investment income (loss)                          $    34          $   (23)       $   215         $   (211)
   Net realized gain (loss) on investments                    22               70             (5)              51
   Capital gain distributions from mutual funds              186              250          2,068            5,929
   Net change in unrealized appreciation
     (depreciation) of investments                          (873)          (2,075)        (9,557)         (19,896)
                                                         -------          -------        -------         --------
Increase (decrease) in net assets resulting from
  operations                                                (631)          (1,778)        (7,279)         (14,127)
                                                         -------          -------        -------         --------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                      (162)              (2)           908            1,784
   Cost of insurance                                         (92)            (161)          (967)            (783)
   Policy loans                                               --               --             (7)              --
   Death benefits                                             --               --             --               --
   Withdrawals                                                --               --            (29)              --
                                                         -------          -------        -------         --------
Increase (decrease) in net assets resulting from
  principal transactions                                    (254)            (163)           (95)           1,001
                                                         -------          -------        -------         --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                     (885)          (1,941)        (7,374)         (13,126)
NET ASSETS:
   Beginning of year                                       1,904            3,920         20,692           33,680
                                                         -------          -------        -------         --------
   End of year                                           $ 1,019          $ 1,979        $13,318         $ 20,554
                                                         =======          =======        =======         ========

                            See accompanying notes.

                                    VA B - 9

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

                                                                                    Sub-accounts
                                                   -----------------------------------------------------------------------------
                                                                          Anchor Series                          Fidelity VIP
                                                      Anchor Series       Trust Natural      Dreyfus Stock       Asset Manager
                                                      Trust Growth          Resources      Index Fund, Inc. - Portfolio - Initial
                                                   Portfolio - Class 1 Portfolio - Class 1   Initial Shares          Class
                                                   ------------------- ------------------- ------------------ -------------------
FOR THE YEAR ENDED DECEMBER 31, 2009
OPERATIONS:
   Net investment income (loss)                         $     77            $     47           $    7,949          $   8,774
   Net realized gain (loss) on investments                  (420)             (6,150)             (23,272)           (16,493)
   Capital gain distributions from mutual funds               --                 708               44,921                873
   Net change in unrealized appreciation
     (depreciation) of investments                         6,651              11,898              121,921            103,920
                                                        --------            --------           ----------          ---------
Increase (decrease) in net assets resulting from
  operations                                               6,308               6,503              151,519             97,074
                                                        --------            --------           ----------          ---------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                     2,144                (588)              68,243            199,256
   Cost of insurance                                        (510)               (576)             (79,617)           (46,679)
   Policy loans                                               --                  --              (26,275)            (8,174)
   Death benefits                                             --                  --                   --                 --
   Withdrawals                                                --                (271)             (73,585)           (23,922)
                                                        --------            --------           ----------          ---------
Increase (decrease) in net assets resulting from
  principal transactions                                   1,634              (1,435)            (111,234)           120,481
                                                        --------            --------           ----------          ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    7,942               5,068               40,285            217,555
NET ASSETS:
   Beginning of year                                      16,382               8,737              700,065            361,402
                                                        --------            --------           ----------          ---------
   End of year                                          $ 24,324            $ 13,805           $  740,350          $ 578,957
                                                        ========            ========           ==========          =========
FOR THE YEAR ENDED DECEMBER 31, 2008
OPERATIONS:
   Net investment income (loss)                         $      2            $     19           $   11,900          $   8,266
   Net realized gain (loss) on investments                  (188)              3,532               (9,608)           (16,061)
   Capital gain distributions from mutual funds            4,591               2,769                   --             48,264
   Net change in unrealized appreciation
     (depreciation) of investments                       (15,693)            (16,212)            (443,298)          (197,563)
                                                        --------            --------           ----------          ---------
Increase (decrease) in net assets resulting from
  operations                                             (11,288)             (9,892)            (441,006)          (157,094)
                                                        --------            --------           ----------          ---------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                     1,430               2,106              103,658             49,390
   Cost of insurance                                        (486)               (491)             (85,115)           (46,378)
   Policy loans                                               --                  --               (5,265)            (3,335)
   Death benefits                                             --                  --                   --                 --
   Withdrawals                                                --                  --              (77,579)           (14,754)
                                                        --------            --------           ----------          ---------
Increase (decrease) in net assets resulting from
  principal transactions                                     944               1,615              (64,301)           (15,077)
                                                        --------            --------           ----------          ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (10,344)             (8,277)            (505,307)          (172,171)
NET ASSETS:
   Beginning of year                                      26,726              17,014            1,205,372            533,573
                                                        --------            --------           ----------          ---------
   End of year                                          $ 16,382            $  8,737           $  700,065          $ 361,402
                                                        ========            ========           ==========          =========

                            See accompanying notes.

                                   VA B - 10

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

                                                                                   Sub-accounts
                                                   ----------------------------------------------------------------------------
                                                                                                                Fidelity VIP
                                                      Fidelity VIP                                               Investment
                                                       Contrafund         Fidelity VIP    Fidelity VIP High      Grade Bond
                                                   Portfolio - Initial Growth Portfolio - Income Portfolio - Portfolio - Initial
                                                          Class          Initial Class      Initial Class           Class
                                                   ------------------- ------------------ ------------------ -------------------
FOR THE YEAR ENDED DECEMBER 31, 2009
OPERATIONS:
   Net investment income (loss)                        $    6,590          $   (3,621)         $ 13,835           $ 10,464
   Net realized gain (loss) on investments                (41,443)           (115,964)           (4,241)              (847)
   Capital gain distributions from mutual funds               296                 625                --                575
   Net change in unrealized appreciation
     (depreciation) of investments                        360,407             305,834            59,794             11,091
                                                       ----------          ----------          --------           --------
Increase (decrease) in net assets resulting from
  operations                                              325,850             186,874            69,388             21,283
                                                       ----------          ----------          --------           --------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                     56,379              16,966            10,477             69,013
   Cost of insurance                                      (62,790)            (84,204)          (15,528)           (16,694)
   Policy loans                                              (925)             (3,950)          (13,795)            (4,076)
   Death benefits                                              --                  --                --                 --
   Withdrawals                                            (43,595)            (78,757)             (175)            (4,443)
                                                       ----------          ----------          --------           --------
Increase (decrease) in net assets resulting from
  principal transactions                                  (50,931)           (149,945)          (19,021)            43,800
                                                       ----------          ----------          --------           --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   274,919              36,929            50,367             65,083
NET ASSETS:
   Beginning of year                                      956,908             764,950           167,715            105,265
                                                       ----------          ----------          --------           --------
   End of year                                         $1,231,827          $  801,879          $218,082           $170,348
                                                       ==========          ==========          ========           ========
FOR THE YEAR ENDED DECEMBER 31, 2008
OPERATIONS:
   Net investment income (loss)                        $    2,979          $   (1,467)         $ 17,079           $  3,580
   Net realized gain (loss) on investments                 13,414             (56,434)          (10,669)              (789)
   Capital gain distributions from mutual funds            41,180                  --                --                 89
   Net change in unrealized appreciation
     (depreciation) of investments                       (800,649)           (689,686)          (64,594)            (7,599)
                                                       ----------          ----------          --------           --------
Increase (decrease) in net assets resulting from
  operations                                             (743,076)           (747,587)          (58,184)            (4,719)
                                                       ----------          ----------          --------           --------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                     31,515             107,271            18,384              9,905
   Cost of insurance                                     (108,735)            (95,437)          (14,712)            (9,094)
   Policy loans                                               751             (12,465)           (2,905)               (21)
   Death benefits                                              --                  --                --                 --
   Withdrawals                                            (13,982)           (110,097)           (1,198)            (9,149)
                                                       ----------          ----------          --------           --------
Increase (decrease) in net assets resulting from
  principal transactions                                  (90,451)           (110,728)             (431)            (8,359)
                                                       ----------          ----------          --------           --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (833,527)           (858,315)          (58,615)           (13,078)
NET ASSETS:
   Beginning of year                                    1,790,435           1,623,265           226,330            118,343
                                                       ----------          ----------          --------           --------
   End of year                                         $  956,908          $  764,950          $167,715           $105,265
                                                       ==========          ==========          ========           ========

                            See accompanying notes.

                                   VA B - 11

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

                                                                                   Sub-accounts
                                                   ----------------------------------------------------------------------------
                                                                                                Franklin
                                                                                               Templeton           Franklin
                                                      Fidelity VIP        Fidelity VIP         Templeton          Templeton
                                                      Money Market          Overseas           Developing         Templeton
                                                   Portfolio - Initial Portfolio - Initial Markets Securities Foreign Securities
                                                          Class               Class          Fund - Class 2     Fund - Class 2
                                                   ------------------- ------------------- ------------------ ------------------
FOR THE YEAR ENDED DECEMBER 31, 2009
OPERATIONS:
   Net investment income (loss)                         $    (323)          $   1,566           $  1,117          $   22,985
   Net realized gain (loss) on investments                     --              (9,180)            (1,716)             (1,449)
   Capital gain distributions from mutual funds                --                 376                131              36,840
   Net change in unrealized appreciation
     (depreciation) of investments                             --              35,570             18,068             232,708
                                                        ---------           ---------           --------          ----------
Increase (decrease) in net assets resulting from
  operations                                                 (323)             28,332             17,600             291,084
                                                        ---------           ---------           --------          ----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                     46,564               9,802                 (3)                 (4)
   Cost of insurance                                      (33,342)             (9,323)            (1,976)            (30,242)
   Policy loans                                            (6,219)                 (8)                --                  --
   Death benefits                                              --                  --                 --                  --
   Withdrawals                                           (123,639)             (8,398)                --                  --
                                                        ---------           ---------           --------          ----------
Increase (decrease) in net assets resulting from
  principal transactions                                 (116,636)             (7,927)            (1,979)            (30,246)
                                                        ---------           ---------           --------          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (116,959)             20,405             15,621             260,838
NET ASSETS:
   Beginning of year                                      368,388             117,357             25,644             830,342
                                                        ---------           ---------           --------          ----------
   End of year                                          $ 251,429           $ 137,762           $ 41,265          $1,091,180
                                                        =========           =========           ========          ==========
FOR THE YEAR ENDED DECEMBER 31, 2008
OPERATIONS:
   Net investment income (loss)                         $   6,818           $   3,032           $    824          $   18,890
   Net realized gain (loss) on investments                     --              (3,319)              (688)             31,640
   Capital gain distributions from mutual funds                --              20,594              8,566             113,433
   Net change in unrealized appreciation
     (depreciation) of investments                             --            (116,319)           (38,474)           (750,669)
                                                        ---------           ---------           --------          ----------
Increase (decrease) in net assets resulting from
  operations                                                6,818             (96,012)           (29,772)           (586,706)
                                                        ---------           ---------           --------          ----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                    120,620              13,387                  8                   2
   Cost of insurance                                      (29,201)             (9,372)            (1,854)            (86,249)
   Policy loans                                            (1,566)                 53                 --                  --
   Death benefits                                              --                  --                 --                  --
   Withdrawals                                             (9,559)             (3,742)                --                  --
                                                        ---------           ---------           --------          ----------
Increase (decrease) in net assets resulting from
  principal transactions                                   80,294                 326             (1,846)            (86,247)
                                                        ---------           ---------           --------          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    87,112             (95,686)           (31,618)           (672,953)
NET ASSETS:
   Beginning of year                                      281,276             213,043             57,262           1,503,295
                                                        ---------           ---------           --------          ----------
   End of year                                          $ 368,388           $ 117,357           $ 25,644          $  830,342
                                                        =========           =========           ========          ==========

                            See accompanying notes.

                                   VA B - 12

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

                                                                                Sub-accounts
                                                   ----------------------------------------------------------------------
                                                       Franklin
                                                      Templeton                         JPMorgan            JPMorgan
                                                   Templeton Global                  Insurance Trust     Insurance Trust
                                                   Asset Allocation    JPMorgan         Core Bond         Mid Cap Value
                                                    Fund - Class 1  Bond Portfolio Portfolio - Class 1 Portfolio - Class 1
                                                   ---------------- -------------- ------------------- -------------------
FOR THE YEAR ENDED DECEMBER 31, 2009
OPERATIONS:
   Net investment income (loss)                        $   918          $  51             $ (5)             $ (3,153)
   Net realized gain (loss) on investments                (404)          (299)              --                 1,675
   Capital gain distributions from mutual funds            155             --               --                    --
   Net change in unrealized appreciation
     (depreciation) of investments                       1,528            237               49               158,694
                                                       -------          -----             ----              --------
Increase (decrease) in net assets resulting from
  operations                                             2,197            (11)              44               157,216
                                                       -------          -----             ----              --------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                   1,449           (708)             851               538,259
   Cost of insurance                                      (614)           (11)             (17)              (11,004)
   Policy loans                                             --             --               --                    --
   Death benefits                                           --             --               --                    --
   Withdrawals                                              --             --               --                    --
                                                       -------          -----             ----              --------
Increase (decrease) in net assets resulting from
  principal transactions                                   835           (719)             834               527,255
                                                       -------          -----             ----              --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  3,032           (730)             878               684,471
NET ASSETS:
   Beginning of year                                    10,002            730               --                    --
                                                       -------          -----             ----              --------
   End of year                                         $13,034          $  --             $878              $684,471
                                                       =======          =====             ====              ========
FOR THE YEAR ENDED DECEMBER 31, 2008
OPERATIONS:
   Net investment income (loss)                        $ 1,091          $  56             $ --              $     --
   Net realized gain (loss) on investments                (111)            --               --                    --
   Capital gain distributions from mutual funds          1,429             --               --                    --
   Net change in unrealized appreciation
     (depreciation) of investments                      (5,683)          (191)              --                    --
                                                       -------          -----             ----              --------
Increase (decrease) in net assets resulting from
  operations                                            (3,274)          (135)              --                    --
                                                       -------          -----             ----              --------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                   2,211            142               --                    --
   Cost of insurance                                      (579)           (23)              --                    --
   Policy loans                                             --             --               --                    --
   Death benefits                                           --             --               --                    --
   Withdrawals                                              --             --               --                    --
                                                       -------          -----             ----              --------
Increase (decrease) in net assets resulting from
  principal transactions                                 1,632            119               --                    --
                                                       -------          -----             ----              --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 (1,642)           (16)              --                    --
NET ASSETS:
   Beginning of year                                    11,644            746               --                    --
                                                       -------          -----             ----              --------
   End of year                                         $10,002          $ 730             $ --              $     --
                                                       =======          =====             ====              ========

                            See accompanying notes.

                                   VA B - 13

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

                                                                               Sub-accounts
                                                   --------------------------------------------------------------------
                                                        JPMorgan            JPMorgan
                                                     Insurance Trust     Insurance Trust   JPMorgan Mid  JPMorgan U.S.
                                                     Small Cap Core        U.S. Equity      Cap Value    Large Cap Core
                                                   Portfolio - Class 1 Portfolio - Class 1  Portfolio   Equity Portfolio
                                                   ------------------- ------------------- ------------ ----------------
FOR THE YEAR ENDED DECEMBER 31, 2009
OPERATIONS:
   Net investment income (loss)                         $     108            $   (8)        $  12,098       $    28
   Net realized gain (loss) on investments                (11,279)               18          (146,461)       (2,362)
   Capital gain distributions from mutual funds             6,186                --             1,202            --
   Net change in unrealized appreciation
     (depreciation) of investments                         87,469               419           116,244         2,492
                                                        ---------            ------         ---------       -------
Increase (decrease) in net assets resulting from
  operations                                               82,484               429           (16,917)          158
                                                        ---------            ------         ---------       -------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                         (3)            1,523          (538,270)       (7,617)
   Cost of insurance                                      (10,451)             (159)           (4,405)          (77)
   Policy loans                                                --                --                --            --
   Death benefits                                              --                --                --            --
   Withdrawals                                                 --                --                --            --
                                                        ---------            ------         ---------       -------
Increase (decrease) in net assets resulting from
  principal transactions                                  (10,454)            1,364          (542,675)       (7,694)
                                                        ---------            ------         ---------       -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    72,030             1,793          (559,592)       (7,536)
NET ASSETS:
   Beginning of year                                      392,404                --           559,592         7,536
                                                        ---------            ------         ---------       -------
   End of year                                          $ 464,434            $1,793         $      --       $    --
                                                        =========            ======         =========       =======
FOR THE YEAR ENDED DECEMBER 31, 2008
OPERATIONS:
   Net investment income (loss)                         $  (2,953)           $   --         $   2,549       $   (17)
   Net realized gain (loss) on investments                (10,818)               --            15,388             7
   Capital gain distributions from mutual funds            55,725                --            55,074            --
   Net change in unrealized appreciation
     (depreciation) of investments                       (234,372)               --          (363,288)       (2,596)
                                                        ---------            ------         ---------       -------
Increase (decrease) in net assets resulting from
  operations                                             (192,418)               --          (290,277)       (2,606)
                                                        ---------            ------         ---------       -------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                         12                --                 8         9,094
   Cost of insurance                                      (37,975)               --           (54,517)         (370)
   Policy loans                                                --                --                --            --
   Death benefits                                              --                --                --            --
   Withdrawals                                                 --                --                --            --
                                                        ---------            ------         ---------       -------
Increase (decrease) in net assets resulting from
  principal transactions                                  (37,963)               --           (54,509)        8,724
                                                        ---------            ------         ---------       -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (230,381)               --          (344,786)        6,118
NET ASSETS:
   Beginning of year                                      622,785                --           904,378         1,418
                                                        ---------            ------         ---------       -------
   End of year                                          $ 392,404            $   --         $ 559,592       $ 7,536
                                                        =========            ======         =========       =======

                            See accompanying notes.

                                   VA B - 14

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

                                                                          Sub-accounts
                                                   ----------------------------------------------------------
                                                                                       Oppenheimer
                                                                         Neuberger       Global    Oppenheimer
                                                       Neuberger         Berman AMT    Securities  Main Street
                                                       Berman AMT      Short Duration   Fund/VA -   Fund/VA -
                                                   Partners Portfolio Bond Portfolio - Non-Service Non-Service
                                                       - Class I          Class I        Shares      Shares
                                                   ------------------ ---------------- ----------- -----------
FOR THE YEAR ENDED DECEMBER 31, 2009
OPERATIONS:
   Net investment income (loss)                          $   19           $   981        $   107    $    230
   Net realized gain (loss) on investments                 (142)              (66)          (135)       (705)
   Capital gain distributions from mutual funds             113                --            156          --
   Net change in unrealized appreciation
     (depreciation) of investments                          419               613          2,438       5,016
                                                         ------           -------        -------    --------
Increase (decrease) in net assets resulting from
  operations                                                409             1,528          2,566       4,541
                                                         ------           -------        -------    --------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                      339             2,176          1,054         537
   Cost of insurance                                       (151)             (682)          (338)     (1,642)
   Policy loans                                              --                --             --          --
   Death benefits                                            --                --             --          --
   Withdrawals                                               --                --             --      (1,434)
                                                         ------           -------        -------    --------
Increase (decrease) in net assets resulting from
  principal transactions                                    188             1,494            716      (2,539)
                                                         ------           -------        -------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                     597             3,022          3,282       2,002
NET ASSETS:
   Beginning of year                                        596            11,617          6,310      18,388
                                                         ------           -------        -------    --------
   End of year                                           $1,193           $14,639        $ 9,592    $ 20,390
                                                         ======           =======        =======    ========
FOR THE YEAR ENDED DECEMBER 31, 2008
OPERATIONS:
   Net investment income (loss)                          $   (2)          $   507        $    67    $    187
   Net realized gain (loss) on investments                  (37)              (32)           (75)         94
   Capital gain distributions from mutual funds             161                --            573       1,631
   Net change in unrealized appreciation
     (depreciation) of investments                         (733)           (2,257)        (4,820)    (13,803)
                                                         ------           -------        -------    --------
Increase (decrease) in net assets resulting from
  operations                                               (611)           (1,782)        (4,255)    (11,891)
                                                         ------           -------        -------    --------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                      271             3,312            746       1,218
   Cost of insurance                                       (140)             (599)          (303)     (1,460)
   Policy loans                                              --                --             --          --
   Death benefits                                            --                --             --          --
   Withdrawals                                               --                --             --          --
                                                         ------           -------        -------    --------
Increase (decrease) in net assets resulting from
  principal transactions                                    131             2,713            443        (242)
                                                         ------           -------        -------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    (480)              931         (3,812)    (12,133)
NET ASSETS:
   Beginning of year                                      1,076            10,686         10,122      30,521
                                                         ------           -------        -------    --------
   End of year                                           $  596           $11,617        $ 6,310    $ 18,388
                                                         ======           =======        =======    ========

                            See accompanying notes.

                                   VA B - 15

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

                                                                              Sub-accounts
                                                   ------------------------------------------------------------------
                                                                     PIMCO VIT Long-
                                                                        Term U.S.      PIMCO VIT
                                                    PIMCO VIT High     Government      Short-Term       SunAmerica
                                                   Yield Portfolio -   Portfolio -    Portfolio -       Aggressive
                                                    Administrative   Administrative  Administrative Growth Portfolio -
                                                         Class            Class          Class           Class 1
                                                   ----------------- --------------- -------------- ------------------
FOR THE YEAR ENDED DECEMBER 31, 2009
OPERATIONS:
   Net investment income (loss)                        $ 17,025        $   32,069       $    84           $  (4)
   Net realized gain (loss) on investments               (2,408)            1,472           (27)             --
   Capital gain distributions from mutual funds              --            77,881            55              --
   Net change in unrealized appreciation
     (depreciation) of investments                       56,867          (169,264)          325             245
                                                       --------        ----------       -------           -----
Increase (decrease) in net assets resulting from
  operations                                             71,484           (57,842)          437             241
                                                       --------        ----------       -------           -----
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                      (11)               16            (1)            145
   Cost of insurance                                     (7,274)          (35,906)       (1,438)            (25)
   Policy loans                                              --                --            --              --
   Death benefits                                            --                --            --              --
   Withdrawals                                               --                --            --              --
                                                       --------        ----------       -------           -----
Increase (decrease) in net assets resulting from
  principal transactions                                 (7,285)          (35,890)       (1,439)            120
                                                       --------        ----------       -------           -----
TOTAL INCREASE (DECREASE) IN NET ASSETS                  64,199           (93,732)       (1,002)            361
NET ASSETS:
   Beginning of year                                    186,413         1,135,978         7,014             540
                                                       --------        ----------       -------           -----
   End of year                                         $250,612        $1,042,246       $ 6,012           $ 901
                                                       ========        ==========       =======           =====
FOR THE YEAR ENDED DECEMBER 31, 2008
OPERATIONS:
   Net investment income (loss)                        $ 16,504        $   30,666       $   247           $  (1)
   Net realized gain (loss) on investments               (1,236)              771           (50)             --
   Capital gain distributions from mutual funds             622            11,857            --              --
   Net change in unrealized appreciation
     (depreciation) of investments                      (75,893)          119,081          (272)           (555)
                                                       --------        ----------       -------           -----
Increase (decrease) in net assets resulting from
  operations                                            (60,003)          162,375           (75)           (556)
                                                       --------        ----------       -------           -----
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                       14                --             1             142
   Cost of insurance                                    (16,856)          (70,717)       (2,537)            (28)
   Policy loans                                              --                --            --              --
   Death benefits                                            --                --            --              --
   Withdrawals                                               --                --            --              --
                                                       --------        ----------       -------           -----
Increase (decrease) in net assets resulting from
  principal transactions                                (16,842)          (70,717)       (2,536)            114
                                                       --------        ----------       -------           -----
TOTAL INCREASE (DECREASE) IN NET ASSETS                 (76,845)           91,658        (2,611)           (442)
NET ASSETS:
   Beginning of year                                    263,258         1,044,320         9,625             982
                                                       --------        ----------       -------           -----
   End of year                                         $186,413        $1,135,978       $ 7,014           $ 540
                                                       ========        ==========       =======           =====

                            See accompanying notes.

                                   VA B - 16

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

                                                                               Sub-accounts
                                              ------------------------------------------------------------------------------
                                                  SunAmerica          SunAmerica          SunAmerica          SunAmerica
                                                Alliance Growth        Balanced           Global Bond        Growth-Income
                                              Portfolio - Class 1 Portfolio - Class 1 Portfolio - Class 1 Portfolio - Class 1
                                              ------------------- ------------------- ------------------- -------------------
FOR THE YEAR ENDED DECEMBER 31, 2009
OPERATIONS:
   Net investment income (loss)                     $   (10)            $   265             $   561            $     96
   Net realized gain (loss) on investments              (74)                (19)                 15                (573)
   Capital gain distributions from mutual
     funds                                               --                  --                 499                  --
   Net change in unrealized appreciation
     (depreciation) of investments                    3,058               1,685                 257               3,915
                                                    -------             -------             -------            --------
Increase (decrease) in net assets resulting
  from operations                                     2,974               1,931               1,332               3,438
                                                    -------             -------             -------            --------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate option            452               1,453               1,584               1,101
   Cost of insurance                                   (586)               (602)               (555)             (1,300)
   Policy loans                                          --                  --                  --                  --
   Death benefits                                        --                  --                  --                  --
   Withdrawals                                           --                  --                  --              (1,370)
                                                    -------             -------             -------            --------
Increase (decrease) in net assets resulting
  from principal transactions                          (134)                851               1,029              (1,569)
                                                    -------             -------             -------            --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               2,840               2,782               2,361               1,869
NET ASSETS:
   Beginning of year                                  7,199               8,041              19,557              13,791
                                                    -------             -------             -------            --------
   End of year                                      $10,039             $10,823             $21,918            $ 15,660
                                                    =======             =======             =======            ========
FOR THE YEAR ENDED DECEMBER 31, 2008
OPERATIONS:
   Net investment income (loss)                     $   (60)            $   267             $   474            $     62
   Net realized gain (loss) on investments               (6)                (31)                 15               1,479
   Capital gain distributions from mutual
     funds                                               --                  --                 117               2,477
   Net change in unrealized appreciation
     (depreciation) of investments                   (5,055)             (2,965)                282             (15,026)
                                                    -------             -------             -------            --------
Increase (decrease) in net assets resulting
  from operations                                    (5,121)             (2,729)                888             (11,008)
                                                    -------             -------             -------            --------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate option            464               2,196               1,097              (4,693)
   Cost of insurance                                   (500)               (535)               (404)             (1,378)
   Policy loans                                          --                  --                  --                  --
   Death benefits                                        --                  --                  --                  --
   Withdrawals                                           --                  --                  --                  --
                                                    -------             -------             -------            --------
Increase (decrease) in net assets resulting
  from principal transactions                           (36)              1,661                 693              (6,071)
                                                    -------             -------             -------            --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (5,157)             (1,068)              1,581             (17,079)
NET ASSETS:
   Beginning of year                                 12,356               9,109              17,976              30,870
                                                    -------             -------             -------            --------
   End of year                                      $ 7,199             $ 8,041             $19,557            $ 13,791
                                                    =======             =======             =======            ========

                            See accompanying notes.

                                   VA B - 17

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

                                                                               Sub-accounts
                                                   --------------------------------------------------------------------
                                                     SunAmerica Mid-   UIF U.S. Mid Cap   VALIC Company  VALIC Company I
                                                       Cap Growth      Value Portfolio - I Mid Cap Index Small Cap Index
                                                   Portfolio - Class 1  Class I Shares        Fund            Fund
                                                   ------------------- ----------------- --------------- ---------------
FOR THE YEAR ENDED DECEMBER 31, 2009
OPERATIONS:
   Net investment income (loss)                          $   (15)          $    486          $    40        $    460
   Net realized gain (loss) on investments                    (3)            (9,286)            (902)         (3,081)
   Capital gain distributions from mutual funds               --                 --              105           1,207
   Net change in unrealized appreciation
     (depreciation) of investments                           720             40,583            2,080          12,650
                                                         -------           --------          -------        --------
Increase (decrease) in net assets resulting from
  operations                                                 702             31,783            1,323          11,236
                                                         -------           --------          -------        --------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                       508                 (5)             (10)             (4)
   Cost of insurance                                        (200)            (5,821)            (867)         (3,014)
   Policy loans                                               --                 --               --              --
   Death benefits                                             --                 --               --              --
   Withdrawals                                                --                 --               --              --
                                                         -------           --------          -------        --------
Increase (decrease) in net assets resulting from
  principal transactions                                     308             (5,826)            (877)         (3,018)
                                                         -------           --------          -------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    1,010             25,957              446           8,218
NET ASSETS:
   Beginning of year                                       1,478             87,130            4,497          43,985
                                                         -------           --------          -------        --------
   End of year                                           $ 2,488           $113,087          $ 4,943        $ 52,203
                                                         =======           ========          =======        ========
FOR THE YEAR ENDED DECEMBER 31, 2008
OPERATIONS:
   Net investment income (loss)                          $   (36)          $    135          $    29        $    523
   Net realized gain (loss) on investments                 1,961             (4,623)            (552)         (1,517)
   Capital gain distributions from mutual funds               --             39,861              600           4,055
   Net change in unrealized appreciation
     (depreciation) of investments                        (3,225)           (99,322)          (3,152)        (27,460)
                                                         -------           --------          -------        --------
Increase (decrease) in net assets resulting from
  operations                                              (1,300)           (63,949)          (3,075)        (24,399)
                                                         -------           --------          -------        --------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                       433                 11                1               6
   Cost of insurance                                        (361)            (5,656)          (2,185)         (3,571)
   Policy loans                                               --                 --               --              --
   Death benefits                                             --                 --               --              --
   Withdrawals                                            (6,302)                --               --              --
                                                         -------           --------          -------        --------
Increase (decrease) in net assets resulting from
  principal transactions                                  (6,230)            (5,645)          (2,184)         (3,565)
                                                         -------           --------          -------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   (7,530)           (69,594)          (5,259)        (27,964)
NET ASSETS:
   Beginning of year                                       9,008            156,724            9,756          71,949
                                                         -------           --------          -------        --------
   End of year                                           $ 1,478           $ 87,130          $ 4,497        $ 43,985
                                                         =======           ========          =======        ========

                            See accompanying notes.

                                   VA B - 18

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

                                                                 Sub-accounts
                                                   ----------------------------------------
                                                      Van Eck
                                                     Worldwide
                                                     Emerging       Van Eck     Vanguard VIF
                                                      Markets    Worldwide Hard Total Stock
                                                      Fund -     Assets Fund -  Market Index
                                                   Initial Class Initial Class   Portfolio
                                                   ------------- -------------- ------------
FOR THE YEAR ENDED DECEMBER 31, 2009
OPERATIONS:
   Net investment income (loss)                      $    (618)     $   (521)    $   6,995
   Net realized gain (loss) on investments             (17,048)       16,579       (12,939)
   Capital gain distributions from mutual funds          4,295           379        22,637
   Net change in unrealized appreciation
     (depreciation) of investments                      69,864        20,556       127,691
                                                     ---------      --------     ---------
Increase (decrease) in net assets resulting from
  operations                                            56,493        36,993       144,384
                                                     ---------      --------     ---------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                  19,436        15,754           (14)
   Cost of insurance                                    (4,394)       (7,580)      (16,712)
   Policy loans                                         (3,267)      (23,624)           --
   Death benefits                                           --            --            --
   Withdrawals                                          (1,133)          (15)           --
                                                     ---------      --------     ---------
Increase (decrease) in net assets resulting from
  principal transactions                                10,642       (15,465)      (16,726)
                                                     ---------      --------     ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 67,135        21,528       127,658
NET ASSETS:
   Beginning of year                                    47,973        60,959       543,847
                                                     ---------      --------     ---------
   End of year                                       $ 115,108      $ 82,487     $ 671,505
                                                     =========      ========     =========
FOR THE YEAR ENDED DECEMBER 31, 2008
OPERATIONS:
   Net investment income (loss)                      $    (862)     $   (645)    $   6,156
   Net realized gain (loss) on investments                 (17)        2,901        (6,761)
   Capital gain distributions from mutual funds         46,682        16,586        44,635
   Net change in unrealized appreciation
     (depreciation) of investments                    (135,287)      (73,668)     (381,554)
                                                     ---------      --------     ---------
Increase (decrease) in net assets resulting from
  operations                                           (89,484)      (54,826)     (337,524)
                                                     ---------      --------     ---------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                   9,541         6,174            16
   Cost of insurance                                    (3,591)       (5,776)      (58,851)
   Policy loans                                            (15)         (410)           --
   Death benefits                                           --            --            --
   Withdrawals                                          (2,355)          (73)           --
                                                     ---------      --------     ---------
Increase (decrease) in net assets resulting from
  principal transactions                                 3,580           (85)      (58,835)
                                                     ---------      --------     ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                (85,904)      (54,911)     (396,359)
NET ASSETS:
   Beginning of year                                   133,877       115,870       940,206
                                                     ---------      --------     ---------
   End of year                                       $  47,973      $ 60,959     $ 543,847
                                                     =========      ========     =========

                            See accompanying notes.

                                   VA B - 19

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS

NOTE A - ORGANIZATION

Variable Account B (the "Account") was established by American International Life Assurance Company of New York (the "Company") on June 5, 1986 to fund individual and group flexible premium variable universal life insurance policies issued by the Company. The Executive Advantage/SM/ policy is currently offered by the Account. Gallery Life, Gemstone Life, Polaris Life and the Variable Universal Life Policy are no longer offered. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. The Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The Account is divided into "Sub-accounts", which invest in independently managed mutual fund portfolios ("Funds"). The Funds available to policy owners through the various Sub-accounts are as follows:

                  AIM VARIABLE INSURANCE FUNDS ("AIM V.I."):
                 AIM V.I. Capital Appreciation Fund - Series I
                 AIM V.I. International Growth Fund - Series I

 ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC. ("ALLIANCEBERNSTEIN"):
   AllianceBernstein Americas Government Income Portfolio - Class A (1) (2)
           AllianceBernstein Balanced Shares Portfolio - Class A (4)
      AllianceBernstein Balanced Wealth Strategy Portfolio - Class A (4)
             AllianceBernstein Global Bond Portfolio - Class A (3)
       AllianceBernstein Global Thematic Growth Portfolio - Class A (12)
            AllianceBernstein Growth and Income Portfolio - Class A
                 AllianceBernstein Growth Portfolio - Class A
          AllianceBernstein Intermediate Bond Portfolio - Class A (3)
            AllianceBernstein Large Cap Growth Portfolio - Class A
         AllianceBernstein Real Estate Investment Portfolio - Class A
            AllianceBernstein Small Cap Growth Portfolio - Class A
           AllianceBernstein Utility Income Portfolio - Class A (20)

      AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. ("AMERICAN CENTURY VP"):
            American Century VP Capital Appreciation Fund - Class I
              American Century VP Income & Growth Fund - Class I
             American Century VP International Fund - Class I (1)

                             ANCHOR SERIES TRUST:
         Anchor Series Trust Capital Appreciation Portfolio - Class 1
                Anchor Series Trust Growth Portfolio - Class 1
           Anchor Series Trust Natural Resources Portfolio - Class 1

             BLACKROCK VARIABLE SERIES FUNDS, INC. ("BLACKROCK"):
                 BlackRock Basic Value V.I. Fund - Class I (1)
             BlackRock Fundamental Growth V.I. Fund - Class I (1)
              BlackRock Government Income V.I. Fund - Class I (1)
             BlackRock Value Opportunities V.I. Fund - Class I (1)

                    CREDIT SUISSE TRUST ("CREDIT SUISSE"):
       Credit Suisse International Equity Flex I Portfolio (1) (13) (22)
      Credit Suisse International Equity Flex II Portfolio (1) (14) (22)
      Credit Suisse International Equity Flex III Portfolio (1) (15) (22)
           Credit Suisse U.S. Equity Flex I Portfolio (1) (16) (21)

                                   VA B - 20

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A - ORGANIZATION - CONTINUED


              CREDIT SUISSE TRUST ("CREDIT SUISSE"): - CONTINUED
           Credit Suisse U.S. Equity Flex II Portfolio (1) (17) (21)
          Credit Suisse U.S. Equity Flex III Portfolio (1) (18) (21)

                DREYFUS STOCK INDEX FUND, INC. - INITIAL SHARES

           FIDELITY(R) VARIABLE INSURANCE PRODUCTS ("FIDELITY VIP"):
          Fidelity(R) VIP Asset Manager/SM/ Portfolio - Initial Class
            Fidelity(R) VIP Balanced Portfolio - Initial Class (1)
            Fidelity(R) VIP Contrafund(R) Portfolio - Initial Class
               Fidelity(R) VIP Growth Portfolio - Initial Class
             Fidelity(R) VIP High Income Portfolio - Initial Class
            Fidelity(R) VIP Index 500 Portfolio - Initial Class (1)
        Fidelity(R) VIP Investment Grade Bond Portfolio - Initial Class
            Fidelity(R) VIP Money Market Portfolio - Initial Class
              Fidelity(R) VIP Overseas Portfolio - Initial Class

 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST ("FRANKLIN TEMPLETON"):
      Franklin Templeton Franklin Money Market Fund - Class 1 (1) (6) (7) Franklin Templeton Templeton Developing Markets Securities Fund - Class 2
        Franklin Templeton Templeton Foreign Securities Fund - Class 2
      Franklin Templeton Templeton Global Asset Allocation Fund - Class 1
       Franklin Templeton Templeton Growth Securities Fund - Class 2 (1)

         GOLDMAN SACHS VARIABLE INSURANCE TRUST ("GOLDMAN SACHS VIT"):
Goldman Sachs VIT Strategic International Equity Fund - Institutional Shares (1)
   Goldman Sachs VIT Structured U.S. Equity Fund - Institutional Shares (1)

                           JPMORGAN INSURANCE TRUST:
          JPMorgan Insurance Trust Core Bond Portfolio - Class 1 (8)
        JPMorgan Insurance Trust Mid Cap Value Portfolio - Class 1 (9)
       JPMorgan Insurance Trust Small Cap Core Portfolio - Class 1 (10)
         JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1 (11)

                   J.P. MORGAN SERIES TRUST II ("JPMORGAN"):
                          JPMorgan Bond Portfolio (8)
                     JPMorgan Mid Cap Value Portfolio (9)
              JPMorgan U.S. Large Cap Core Equity Portfolio (11)

     NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST ("NEUBERGER BERMAN AMT"):
               Neuberger Berman AMT Partners Portfolio - Class I
       Neuberger Berman AMT Short Duration Bond Portfolio - Class I (5)

                      OPPENHEIMER VARIABLE ACCOUNT FUNDS:
          Oppenheimer Global Securities Fund/VA - Non-Service Shares
             Oppenheimer Main Street Fund/VA - Non-Service Shares

                 PIMCO VARIABLE INSURANCE TRUST ("PIMCO VIT"):
             PIMCO VIT High Yield Portfolio - Administrative Class
     PIMCO VIT Long-Term U.S. Government Portfolio - Administrative Class

                                   VA B - 21

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A - ORGANIZATION - CONTINUED


           PIMCO VARIABLE INSURANCE TRUST ("PIMCO VIT"): - CONTINUED
          PIMCO VIT Real Return Portfolio - Administrative Class (1)
             PIMCO VIT Short-Term Portfolio - Administrative Class
          PIMCO VIT Total Return Portfolio - Administrative Class (1)

                    SUNAMERICA SERIES TRUST ("SUNAMERICA"):
               SunAmerica Aggressive Growth Portfolio - Class 1
                SunAmerica Alliance Growth Portfolio - Class 1
                    SunAmerica Balanced Portfolio - Class 1
                  SunAmerica Global Bond Portfolio - Class 1
                 SunAmerica Growth-Income Portfolio - Class 1
           SunAmerica Marsico Focused Growth Portfolio - Class 1 (1)
                 SunAmerica Mid-Cap Growth Portfolio - Class 1

               THE UNIVERSAL INSTITUTIONAL FUNDS, INC. ("UIF"):
           UIF Core Plus Fixed Income Portfolio - Class I Shares (1)
          UIF Emerging Markets Equity Portfolio - Class I Shares (1)
                 UIF High Yield Portfolio - Class I Shares (1)
               UIF Mid Cap Growth Portfolio - Class I Shares (1)
               UIF U.S. Mid Cap Value Portfolio - Class I Shares

                             VALIC COMPANY I: (19)
             VALIC Company I International Equities Fund (1) (19)
                    VALIC Company I Mid Cap Index Fund (19)
                   VALIC Company I Small Cap Index Fund (19)

                VAN ECK WORLDWIDE INSURANCE TRUST ("VAN ECK"):
            Van Eck Worldwide Emerging Markets Fund - Initial Class
              Van Eck Worldwide Hard Assets Fund - Initial Class

             VANGUARD(R) VARIABLE INSURANCE FUND ("VANGUARD VIF"):
              Vanguard(R) VIF Total Stock Market Index Portfolio
              Vanguard(R) VIF Total Bond Market Index Portfolio(1)

(1) Sub-accounts had no activity in current year.

(2) Effective April 1, 2008, AllianceBernstein Americas Government Income Portfolio - Class A is no longer offered as an investment option.

(3) Effective April 25, 2008, AllianceBernstein Global Bond Portfolio - Class A was acquired by AllianceBernstein U.S. Government/High Grade Securities Portfolio - Class A which subsequently changed its name to AllianceBernstein Intermediate Bond Portfolio - Class A. On this date, the Alliance Bernstein Intermediate Bond Portfolio - Class A became available as an investment option.

(4) Effective September 26, 2008, AllianceBernstein Balanced Shares - Class A was acquired by AllianceBernstein Balanced Wealth Strategy Portfolio - Class A.

(5) Effective September 26, 2008, Neuberger Berman AMT Lehman Brothers Short Duration Bond Portfolio - Class I changed its name to Neuberger Berman AMT Short Duration Bond Portfolio - Class I.

(6) Effective December 15, 2008, Franklin Templeton Franklin Money Market Fund
    - Class 1 is no longer offered as an investment option.

(7) Effective April 24, 2009, Franklin Templeton Franklin Money Market Fund - Class 1 was closed and liquidated.

(8) Effective April 24, 2009, JPMorgan Bond Portfolio was acquired by JPMorgan Insurance Trust Core Bond Portfolio - Class 1.

                                   VA B - 22

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A - ORGANIZATION - CONTINUED


(9) Effective April 24, 2009, JPMorgan Mid Cap Value Portfolio was acquired by JPMorgan Insurance Trust Diversified Mid Cap Value Portfolio - Class 1, which subsequently changed its name to JPMorgan Insurance Trust Mid Cap Value Portfolio - Class 1.

(10)Effective April 24, 2009, JPMorgan Small Company Portfolio was acquired by JPMorgan Insurance Trust Small Cap Equity Portfolio - Class 1, which subsequently changed its name to JPMorgan Insurance Trust Small Cap Core Portfolio - Class 1.

(11)Effective April 24, 2009, JPMorgan U.S. Large Cap Core Equity Portfolio was acquired by JPMorgan Insurance Trust Diversified Equity Portfolio - Class 1, which subsequently changed its name to JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1.

(12)Effective May 1, 2009, AllianceBernstein Global Technology Portfolio - Class A changed its name to AllianceBernstein Global Thematic Growth Portfolio - Class A.

(13)Effective May 1, 2009, Credit Suisse International Focus Portfolio changed its name to Credit Suisse International Equity Flex I Portfolio.

(14)Effective May 1, 2009, Credit Suisse Global Small Cap Portfolio changed its name to Credit Suisse International Equity Flex II Portfolio.

(15)Effective May 1, 2009, Credit Suisse Emerging Markets Portfolio changed its name to Credit Suisse International Equity Flex III Portfolio.

(16)Effective May 1, 2009, Credit Suisse Small Cap Core I Portfolio changed its name to Credit Suisse U.S. Equity Flex I Portfolio.

(17)Effective May 1, 2009, Credit Suisse Large Cap Value Portfolio changed its name to Credit Suisse U.S. Equity Flex II Portfolio.

(18)Effective May 1, 2009, Credit Suisse Mid-Cap Core Portfolio changed its name to Credit Suisse U.S. Equity Flex III Portfolio.

(19)Effective May 1, 2009, AIG Retirement Company I changed its name to VALIC Company I. Previously, effective May 1, 2008, VALIC Company I changed its name to AIG Retirement Company l.

(20)Effective September 25, 2009, AllianceBernstein Utility Income Portfolio - Class A was closed and liquidated.

(21)Effective October 2, 2009, Credit Suisse U.S. Equity Flex II Portfolio and Credit Suisse U.S. Equity Flex III Portfolio were acquired by Credit Suisse U.S. Equity Flex I Portfolio.

(22)Effective December 11, 2009, Credit Suisse International Equity Flex I Portfolio and Credit Suisse International Equity Flex II Portfolio were acquired by Credit Suisse International Equity Flex III Portfolio.

SunAmerica Asset Management Corp., an affiliate of the Company, serves as the investment advisor to Anchor Series Trust and SunAmerica Series Trust.

The Variable Annuity Life Insurance Company, an affiliate of the Company, serves as the investment advisor to VALIC Company I.

In addition to the Sub-accounts above, policy owners may allocate funds to a fixed account that is part of the Company's general account. Policy owners should refer to the prospectus and prospectus supplements for a complete description of the available Funds and the fixed account.

The assets of the Account are segregated from the Company's other assets. The operations of the Account are part of the Company.

Net premiums from the policies are allocated to the Sub-accounts and invested in the Funds in accordance with policy owner instructions. The premiums are recorded as principal transactions in the Statement of Changes in Net Assets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The accompanying financial statements of the Account have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The accounting policies followed by the Account and the methods of applying those principles are presented below.

                                   VA B - 23

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED


RECENT ACCOUNTING PRONOUNCEMENTS - In June 2009, the FASB issued the FASB Accounting Standards Codification (Codification). The Codification will become the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and will not have an affect on the Statement of Assets and Liabilities, Schedule of Portfolio Investments, Statement of Operations, and Statement of Changes in Net Assets.

FAIR VALUE MEASUREMENTS - In September 2006, the FASB issued an accounting standard that defined fair value, established a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but did not change existing guidance about whether an asset or liability is carried at fair value. The Company adopted the standard on January 1, 2008, its required effective date. Since that date, assets and liabilities recorded at fair value in the Separate Account balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 - Fair value measurements determined by quoted prices in active markets for identical investments. The Account does not adjust the quoted price for such instruments. Level 1 assets and liabilities include government and agency securities, actively traded listed common stocks, most separate account assets and most mutual funds.

Level 2 - Fair value measurements based on observable inputs other than quoted prices included in Level 1, inputs such as quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc. Level 2 assets and liabilities typically include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal and provincial obligations, hybrid securities, mutual fund and derivative contracts.

Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Level 3 assets and liabilities principally include fixed maturities.

The Account assets measured at fair value as of December 31, 2009 consist of investments in mutual funds that trade daily and are measured at fair value using end of day net asset values per share as determined by the Funds. As all assets of the account are classified as Level 1, no reconciliation of Level 3 assets and change in unrealized gains (losses) is presented. See Note E-Investments for the table presenting information about assets measured at fair value at December 31, 2009.

USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the year. Actual results could differ from those estimates.

SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME - Security transactions which represent purchases and sales of investments are accounted for on the trade date at fair value. Realized gains and losses from security transactions are determined on the basis of first-in first-out. Dividend income and distributions of capital gains are recorded on the ex-dividend date and reinvested upon receipt.

POLICY LOANS - When a policy loan is made, the loan amount is transferred to the Company from the policy owner's selected investment Sub-account(s), and held as collateral. Interest on this collateral amount is credited to the policy. Loan repayments are invested in the policy owner's selected investment Sub-account(s), after they are first used to repay all loans taken from the declared fixed interest account option.

                                   VA B - 24

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED


FEDERAL INCOME TAXES - The Company is taxed as a life insurance company under the Internal Revenue Code and includes the Account in determining its federal income tax liability. As a result, the Account is not taxed as a "Regulated Investment Company" under subchapter M of the Internal Revenue Code. Under existing federal income tax law, the investment income and capital gains from sales of investments realized by the Account are not taxable. Therefore, no federal income tax provision has been made.

ACCUMULATION UNIT - This is a measuring unit used to calculate the policy owner's interest. Such units are valued on each day that the New York Stock Exchange ("NYSE") is open for business to reflect investment performance and the prorated daily deduction for mortality and expense risk charges.

NOTE C - POLICY CHARGES

DEDUCTIONS FROM PREMIUM PAYMENTS - The deductions from each premium payment are for state premium taxes and for other expenses associated with selling and distributing the policy. A summary of sales charges for each policy follows:

POLICIES                        SALES CHARGES
--------                        -------------------------------------------------
Variable Universal Life Policy  5% of each premium payment plus the state specific premium taxes.

Executive Advantage             The maximum charge is 9% of each premium payment.

Gemstone Life                   5% of each premium payment up to the target
                                premium amount plus 2% of any premium paid in
                                excess of the target premium amount for policy
                                years 1-10. 3% of each premium payment up to the
                                target premium amount plus 2% of any premium paid
                                in excess of the target premium amount beginning
                                in policy year 11. The maximum charge is 8% of
                                each premium payment.

MORTALITY AND EXPENSE RISK AND ADMINISTRATIVE CHARGES - Deductions for administrative expenses and mortality and expense risks assumed by the Company are assessed through the daily unit value calculation and paid to the Company from the daily net asset value of the Sub-accounts. A summary of the charges by policy follows:

                                MORTALITY AND EXPENSE RISK
                                AND ADMINISTRATIVE CHARGES MORTALITY AND EXPENSE RISK AND
                                  CURRENT MINIMUM ANNUAL       ADMINISTRATIVE CHARGES
POLICIES                                   RATE                 MAXIMUM ANNUAL RATE
--------                        -------------------------- ------------------------------
Variable Universal Life Policy             0.90%                        0.90%
Executive Advantage                        0.10%                        1.00%
Gemstone Life                              0.75%                        0.90%

MONTHLY ADMINISTRATIVE AND EXPENSE CHARGES - Monthly administrative charges are paid to the Company for the administrative services provided under the current policies. The Company may charge a maximum fee of $15 for the monthly administrative charge. The Company may deduct an additional monthly expense charge for expenses associated with acquisition, administrative and underwriting of your policy. The monthly expense charge is applied against each $1,000 of base coverage. This charge varies according to the ages, gender and the premium classes of both of the contingent insurers, as well as the amount of coverage.

There may be an additional monthly administrative charge during the first policy year and the 12 months after an increase in face amount per insured. This charge will not exceed $25 a month per insured. The monthly administrative and expense charges are paid by redemption of units outstanding. Monthly administrative and expense charges are included with cost of insurance in the Statement of Changes in Net Assets under principal transactions.

                                   VA B - 25

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE C - POLICY CHARGES - CONTINUED


COST OF INSURANCE CHARGE - Since determination of both the insurance rate and the Company's net amount at risk depends upon several factors, the cost of insurance deduction may vary from month to month. Policy accumulation value, specified amount of insurance and certain characteristics of the insured person are among the variables included in the calculation for the monthly cost of insurance deduction. The cost of insurance charges are paid by redemption of units outstanding. Cost of insurance charges are included in the Statement of Changes in Net Assets under principal transactions.

OPTIONAL RIDER CHARGES - Monthly charges are deducted if the policy owner selects additional benefit riders. The charges for any rider selected will vary by policy within a range based on either the personal characteristics of the insured person or the specific coverage chosen under the rider. The rider charges are paid by redemption of units outstanding. Optional rider charges are included with cost of insurance in the Statement of Changes in Net Assets under principal transactions.

TRANSFER CHARGES - A transfer charge of $25 may be assessed for each transfer in excess of twelve each policy year. Transfer requests are subject to the Company's published rules concerning market timing. A policy owner who violates these rules will for a period of time (typically six months), have certain restrictions placed on transfers. The transfer charges are paid by redemption of units outstanding. Transfer charges are included with net premiums and transfers from (to) other sub-accounts or fixed rate option in the Statement of Changes in Net Assets under principal transactions.

SURRENDER CHARGE - A surrender charge may be applicable to certain withdrawal amounts and is payable to the Company. The amount of the surrender charge is based on a table of charges and the premiums paid under the policy or the face amount of the policy (including increases and decreases in the face amount of the policy). For any partial surrender, the Company may charge a maximum transaction fee per policy equal to the lesser of 2% of the amount withdrawn or $25. The surrender and partial withdrawal charges are paid by redemption of units outstanding. Surrender and partial withdrawal charges are included with withdrawals in the Statement of Changes in Net Assets under principal transactions.

POLICY LOAN - A loan may be requested against the policy while the policy has a net cash surrender value. The daily interest charge on the loan is paid to the Company for the expenses of administering and providing policy loans. The interest charge is collected through any loan repayment from the policyholder.

                                   VA B - 26

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE D - SECURITY PURCHASES AND SALES

For the year ended December 31, 2009, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                            Cost of   Proceeds
Sub-accounts                                                               Purchases from Sales
------------                                                               --------- ----------
AIM V.I. Capital Appreciation Fund - Series I                              $  9,425   $ 14,050
AIM V.I. International Growth Fund - Series I                                53,863     34,039
AllianceBernstein Balanced Wealth Strategy Portfolio - Class A                3,091      2,320
AllianceBernstein Global Thematic Growth Portfolio - Class A                 19,676     41,472
AllianceBernstein Growth and Income Portfolio - Class A                      68,294    153,445
AllianceBernstein Growth Portfolio - Class A                                 95,986    295,762
AllianceBernstein Intermediate Bond Portfolio - Class A                          --      4,008
AllianceBernstein Large Cap Growth Portfolio - Class A                       16,748     38,238
AllianceBernstein Real Estate Investment Portfolio - Class A                    425      8,555
AllianceBernstein Small Cap Growth Portfolio - Class A                       64,646     68,214
AllianceBernstein Utility Income Portfolio - Class A                             48      1,109
American Century VP Capital Appreciation Fund - Class I                          18        179
American Century VP Income & Growth Fund - Class I                              616      2,285
Anchor Series Trust Capital Appreciation Portfolio - Class 1                  2,162        592
Anchor Series Trust Growth Portfolio - Class 1                                2,156        445
Anchor Series Trust Natural Resources Portfolio - Class 1                    18,288     18,969
Dreyfus Stock Index Fund, Inc. - Initial Shares                             134,628    192,992
Fidelity VIP Asset Manager Portfolio - Initial Class                        194,064     63,936
Fidelity VIP Contrafund Portfolio - Initial Class                            89,168    133,212
Fidelity VIP Growth Portfolio - Initial Class                                55,495    208,436
Fidelity VIP High Income Portfolio - Initial Class                           21,462     26,649
Fidelity VIP Investment Grade Bond Portfolio - Initial Class                 72,090     17,252
Fidelity VIP Money Market Portfolio - Initial Class                          47,914    164,874
Fidelity VIP Overseas Portfolio - Initial Class                               9,594     15,580
Franklin Templeton Templeton Developing Markets Securities Fund - Class 2     1,491      2,221
Franklin Templeton Templeton Foreign Securities Fund - Class 2               66,703     37,124
Franklin Templeton Templeton Global Asset Allocation Fund - Class 1           2,313        404
JPMorgan Bond Portfolio                                                          71        738
JPMorgan Insurance Trust Core Bond Portfolio - Class 1                          829         --
JPMorgan Insurance Trust Mid Cap Value Portfolio - Class 1                  538,267     14,165
JPMorgan Insurance Trust Small Cap Core Portfolio - Class 1                   9,245     13,405
JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1                      1,459        103
JPMorgan Mid Cap Value Portfolio                                             14,478    543,853
JPMorgan U.S. Large Cap Core Equity Portfolio                                   220      7,885
Neuberger Berman AMT Partners Portfolio - Class I                               417         97
Neuberger Berman AMT Short Duration Bond Portfolio - Class I                  2,880        405
Oppenheimer Global Securities Fund/VA - Non-Service Shares                    1,183        207
Oppenheimer Main Street Fund/VA - Non-Service Shares                            724      3,034
PIMCO VIT High Yield Portfolio - Administrative Class                        18,625      8,885
PIMCO VIT Long-Term U.S. Government Portfolio - Administrative Class        117,932     43,873
PIMCO VIT Short-Term Portfolio - Administrative Class                           186      1,487
SunAmerica Aggressive Growth Portfolio - Class 1                                116         --
SunAmerica Alliance Growth Portfolio - Class 1                                  458        602
SunAmerica Balanced Portfolio - Class 1                                       1,501        385
SunAmerica Global Bond Portfolio - Class 1                                    2,467        378
SunAmerica Growth-Income Portfolio - Class 1                                    717      2,191
SunAmerica Mid-Cap Growth Portfolio - Class 1                                   333         40
UIF U.S. Mid Cap Value Portfolio - Class I Shares                             1,197      6,537
VALIC Company I Mid Cap Index Fund                                              178        910
VALIC Company I Small Cap Index Fund                                          2,001      3,350
Van Eck Worldwide Emerging Markets Fund - Initial Class                      38,527     24,209
Van Eck Worldwide Hard Assets Fund - Initial Class                           20,667     36,273

                                   VA B - 27

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE D - SECURITY PURCHASES AND SALES - CONTINUED

For the year ended December 31, 2009, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                             Cost of   Proceeds
Sub-accounts                                                                Purchases from Sales
------------                                                                --------- ----------
Vanguard VIF Total Stock Market Index Portfolio                              $33,911   $21,006

                                   VA B - 28

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE E - INVESTMENTS

The following is a summary of fund shares owned as of December 31, 2009.

                                                                             Net Asset Value Value of Shares   Cost of   Level
Sub-accounts                                                         Shares     Per Share     at Fair Value  Shares Held  (a)
------------                                                         ------- --------------- --------------- ----------- -----
AIM V.I. Capital Appreciation Fund - Series I                          4,038     $20.33        $   82,087    $   93,065    1
AIM V.I. International Growth Fund - Series I                          4,906      26.01           127,604       106,002    1
AllianceBernstein Balanced Wealth Strategy Portfolio - Class A         2,210      10.66            23,556        22,189    1
AllianceBernstein Global Thematic Growth Portfolio - Class A          13,484      16.73           225,584       201,600    1
AllianceBernstein Growth and Income Portfolio - Class A               34,778      15.20           528,624       718,428    1
AllianceBernstein Growth Portfolio - Class A                          24,220      17.56           425,300       433,095    1
AllianceBernstein Large Cap Growth Portfolio - Class A                 5,641      25.36           143,057       137,343    1
AllianceBernstein Real Estate Investment Portfolio - Class A             148       9.64             1,422         1,478    1
AllianceBernstein Small Cap Growth Portfolio - Class A                 8,932      11.95           106,736        94,195    1
American Century VP Capital Appreciation Fund - Class I                  232      10.77             2,497         1,926    1
American Century VP Income & Growth Fund - Class I                     2,405       5.38            12,938        15,220    1
Anchor Series Trust Capital Appreciation Portfolio - Class 1             998      29.96            29,906        36,376    1
Anchor Series Trust Growth Portfolio - Class 1                         1,327      18.33            24,325        33,611    1
Anchor Series Trust Natural Resources Portfolio - Class 1                345      39.96            13,805        12,260    1
Dreyfus Stock Index Fund, Inc. - Initial Shares                       28,139      26.31           740,350       813,889    1
Fidelity VIP Asset Manager Portfolio - Initial Class                  44,535      13.00           578,958       610,700    1
Fidelity VIP Contrafund Portfolio - Initial Class                     59,739      20.62         1,231,827     1,517,768    1
Fidelity VIP Growth Portfolio - Initial Class                         26,694      30.04           801,878       807,858    1
Fidelity VIP High Income Portfolio - Initial Class                    41,225       5.29           218,082       240,421    1
Fidelity VIP Investment Grade Bond Portfolio - Initial Class          13,650      12.48           170,348       167,627    1
Fidelity VIP Money Market Portfolio - Initial Class                  251,429       1.00           251,429       251,429    1
Fidelity VIP Overseas Portfolio - Initial Class                        9,154      15.05           137,762       158,640    1
Franklin Templeton Templeton Developing Markets Securities Fund -
  Class 2                                                              4,219       9.78            41,266        51,048    1
Franklin Templeton Templeton Foreign Securities Fund - Class 2        81,129      13.45         1,091,180     1,034,026    1
Franklin Templeton Templeton Global Asset Allocation Fund - Class 1    1,394       9.35            13,035        19,197    1
JPMorgan Insurance Trust Core Bond Portfolio - Class 1                    80      10.99               877           829    1
JPMorgan Insurance Trust Mid Cap Value Portfolio - Class 1           122,885       5.57           684,471       525,777    1
JPMorgan Insurance Trust Small Cap Core Portfolio - Class 1           39,493      11.76           464,434       674,887    1
JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1                 129      13.93             1,793         1,374    1
Neuberger Berman AMT Partners Portfolio - Class I                        122       9.81             1,193         1,503    1
Neuberger Berman AMT Short Duration Bond Portfolio - Class I           1,305      11.22            14,640        16,264    1
Oppenheimer Global Securities Fund/VA - Non-Service Shares               362      26.50             9,592        11,465    1
Oppenheimer Main Street Fund/VA - Non-Service Shares                   1,122      18.18            20,390        21,372    1
PIMCO VIT High Yield Portfolio - Administrative Class                 34,425       7.28           250,612       271,031    1
PIMCO VIT Long-Term U.S. Government Portfolio - Administrative
  Class                                                               99,832      10.44         1,042,246     1,077,920    1
PIMCO VIT Short-Term Portfolio - Administrative Class                    597      10.07             6,012         5,987    1
SunAmerica Aggressive Growth Portfolio - Class 1                         110       8.17               900           995    1
SunAmerica Alliance Growth Portfolio - Class 1                           479      20.97            10,039         8,671    1
SunAmerica Balanced Portfolio - Class 1                                  826      13.11            10,823        11,312    1
SunAmerica Global Bond Portfolio - Class 1                             1,795      12.21            21,918        20,150    1
SunAmerica Growth-Income Portfolio - Class 1                             877      17.86            15,660        19,240    1
SunAmerica Mid-Cap Growth Portfolio - Class 1                            276       9.03             2,488         2,365    1
UIF U.S. Mid Cap Value Portfolio - Class I Shares                     10,709      10.56           113,088       179,474    1
VALIC Company I Mid Cap Index Fund                                       301      16.41             4,943         6,415    1
VALIC Company I Small Cap Index Fund                                   4,563      11.44            52,204        75,492    1
Van Eck Worldwide Emerging Markets Fund - Initial Class               10,259      11.22           115,108       118,663    1
Van Eck Worldwide Hard Assets Fund - Initial Class                     2,819      29.26            82,488        77,355    1
Vanguard VIF Total Stock Market Index Portfolio                       30,902      21.73           671,505       860,562    1

(a) Represents the level within the fair value hierarchy under which the portfolio is classified as described in Note B to the financial statements.

                                   VA B - 29

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE F - SUMMARY OF CHANGES IN UNITS

Summary of Changes in Units for the year ended December 31, 2009.

                                                                               Accumulation  Accumulation  Net Increase
Sub-accounts                                                                   Units Issued Units Redeemed  (Decrease)
------------                                                                   ------------ -------------- ------------
1   AIM V.I. Capital Appreciation Fund - Series I                                  1,391        (2,056)         (665)
3   AIM V.I. Capital Appreciation Fund - Series I                                     94           (36)           58
1   AIM V.I. International Growth Fund - Series I                                  2,102          (615)        1,487
3   AIM V.I. International Growth Fund - Series I                                     51           (15)           36
1   AllianceBernstein Balanced Wealth Strategy Portfolio - Class A                   644          (565)           79
1   AllianceBernstein Global Thematic Growth Portfolio - Class A                   2,084        (3,868)       (1,784)
3   AllianceBernstein Global Thematic Growth Portfolio - Class A                      52           (29)           23
1   AllianceBernstein Growth and Income Portfolio - Class A                        2,149        (7,243)       (5,094)
1   AllianceBernstein Growth Portfolio - Class A                                   4,670       (17,768)      (13,098)
1   AllianceBernstein Intermediate Bond Portfolio - Class A                           --          (410)         (410)
1   AllianceBernstein Large Cap Growth Portfolio - Class A                         1,603        (3,514)       (1,911)
3   AllianceBernstein Large Cap Growth Portfolio - Class A                            94          (342)         (248)
3   AllianceBernstein Real Estate Investment Portfolio - Class A                      --          (443)         (443)
1   AllianceBernstein Small Cap Growth Portfolio - Class A                         3,437        (3,904)         (467)
3   AllianceBernstein Utility Income Portfolio - Class A                              --          (105)         (105)
3   American Century VP Capital Appreciation Fund - Class I                           --           (15)          (15)
3   American Century VP Income & Growth Fund - Class I                                36          (311)         (275)
3   Anchor Series Trust Capital Appreciation Portfolio - Class 1                     250           (85)          165
3   Anchor Series Trust Growth Portfolio - Class 1                                   224           (58)          166
3   Anchor Series Trust Natural Resources Portfolio - Class 1                         67           (64)            3
1   Dreyfus Stock Index Fund, Inc. - Initial Shares                                5,402       (12,320)       (6,918)
3   Dreyfus Stock Index Fund, Inc. - Initial Shares                                  625          (796)         (171)
1   Fidelity VIP Asset Manager Portfolio - Initial Class                          10,031        (4,160)        5,871
3   Fidelity VIP Asset Manager Portfolio - Initial Class                             197           (62)          135
1   Fidelity VIP Contrafund Portfolio - Initial Class                              3,555        (2,036)        1,519
2   Fidelity VIP Contrafund Portfolio - Initial Class                                 --        (2,316)       (2,316)
3   Fidelity VIP Contrafund Portfolio - Initial Class                                 38        (3,457)       (3,419)
1   Fidelity VIP Growth Portfolio - Initial Class                                  7,434       (18,204)      (10,770)
3   Fidelity VIP Growth Portfolio - Initial Class                                     --           (41)          (41)
1   Fidelity VIP High Income Portfolio - Initial Class                             1,497        (2,829)       (1,332)
3   Fidelity VIP High Income Portfolio - Initial Class                                --           (44)          (44)
1   Fidelity VIP Investment Grade Bond Portfolio - Initial Class                   3,655        (1,112)        2,543
3   Fidelity VIP Investment Grade Bond Portfolio - Initial Class                      --           (25)          (25)
1   Fidelity VIP Money Market Portfolio - Initial Class                            2,518       (10,506)       (7,988)
3   Fidelity VIP Money Market Portfolio - Initial Class                              250           (72)          178
1   Fidelity VIP Overseas Portfolio - Initial Class                                  710        (1,243)         (533)
2   Franklin Templeton Templeton Developing Markets Securities Fund - Class 2         --          (241)         (241)
2   Franklin Templeton Templeton Foreign Securities Fund - Class 2                    --        (2,376)       (2,376)
3   Franklin Templeton Templeton Global Asset Allocation Fund - Class 1              100           (44)           56
3   JPMorgan Bond Portfolio                                                            5           (74)          (69)
3   JPMorgan Insurance Trust Core Bond Portfolio - Class 1                            85            (2)           83
2   JPMorgan Insurance Trust Mid Cap Value Portfolio - Class 1                    53,827          (978)       52,849
2   JPMorgan Insurance Trust Small Cap Core Portfolio - Class 1                       --        (1,684)       (1,684)
3   JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1                         148           (13)          135
2   JPMorgan Mid Cap Value Portfolio                                                  --       (49,709)      (49,709)
3   JPMorgan U.S. Large Cap Core Equity Portfolio                                     33        (1,074)       (1,041)
3   Neuberger Berman AMT Partners Portfolio - Class I                                 39           (16)           23
3   Neuberger Berman AMT Short Duration Bond Portfolio - Class I                     199           (63)          136
3   Oppenheimer Global Securities Fund/VA - Non-Service Shares                        89           (30)           59
3   Oppenheimer Main Street Fund/VA - Non-Service Shares                              71          (376)         (305)

                                   VA B - 30

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE F - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2009.

                                                                          Accumulation  Accumulation  Net Increase
Sub-accounts                                                              Units Issued Units Redeemed  (Decrease)
------------                                                              ------------ -------------- ------------
2   PIMCO VIT High Yield Portfolio - Administrative Class                      --            (640)         (640)
2   PIMCO VIT Long-Term U.S. Government Portfolio - Administrative Class       --          (2,656)       (2,656)
2   PIMCO VIT Short-Term Portfolio - Administrative Class                      --            (137)         (137)
3   SunAmerica Aggressive Growth Portfolio - Class 1                           26              (5)           21
3   SunAmerica Alliance Growth Portfolio - Class 1                             75             (79)           (4)
3   SunAmerica Balanced Portfolio - Class 1                                   163             (70)           93
3   SunAmerica Global Bond Portfolio - Class 1                                109             (39)           70
3   SunAmerica Growth-Income Portfolio - Class 1                              154            (370)         (216)
3   SunAmerica Mid-Cap Growth Portfolio - Class 1                             104             (40)           64
2   UIF U.S. Mid Cap Value Portfolio - Class I Shares                          --            (585)         (585)
2   VALIC Company I Mid Cap Index Fund                                         --            (138)         (138)
2   VALIC Company I Small Cap Index Fund                                        1            (453)         (452)
1   Van Eck Worldwide Emerging Markets Fund - Initial Class                   943            (332)          611
1   Van Eck Worldwide Hard Assets Fund - Initial Class                        185            (552)         (367)
2   Vanguard VIF Total Stock Market Index Portfolio                            --          (2,329)       (2,329)

                                   VA B - 31

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE F - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2008.

                                                                               Accumulation  Accumulation  Net Increase
Sub-accounts                                                                   Units Issued Units Redeemed  (Decrease)
------------                                                                   ------------ -------------- ------------
2   AIG Retirement Company I Mid Cap Index Fund                                      --           (247)         (247)
2   AIG Retirement Company I Small Cap Index Fund                                    --           (428)         (428)
1   AIM V.I. Capital Appreciation Fund - Series I                                 1,281         (1,870)         (589)
3   AIM V.I. Capital Appreciation Fund - Series I                                    46           (608)         (562)
1   AIM V.I. International Growth Fund - Series I                                   451         (1,706)       (1,255)
3   AIM V.I. International Growth Fund - Series I                                    30            (13)           17
1   AllianceBernstein Balanced Shares Portfolio - Class A                           269         (3,419)       (3,150)
1   AllianceBernstein Balanced Wealth Strategy Portfolio - Class A                2,367           (134)        2,233
1   AllianceBernstein Global Bond Portfolio - Class A                                 6           (223)         (217)
1   AllianceBernstein Global Technology Portfolio - Class A                       2,645         (3,324)         (679)
3   AllianceBernstein Global Technology Portfolio - Class A                          40            (22)           18
1   AllianceBernstein Growth and Income Portfolio - Class A                       2,818         (4,495)       (1,677)
1   AllianceBernstein Growth Portfolio - Class A                                  5,188         (6,802)       (1,614)
1   AllianceBernstein Intermediate Bond Portfolio - Class A                         419             (9)          410
1   AllianceBernstein Large Cap Growth Portfolio - Class A                        1,955         (3,213)       (1,258)
3   AllianceBernstein Large Cap Growth Portfolio - Class A                          238         (1,068)         (830)
3   AllianceBernstein Real Estate Investment Portfolio - Class A                     94            (16)           78
1   AllianceBernstein Small Cap Growth Portfolio - Class A                          999         (3,531)       (2,532)
3   AllianceBernstein Utility Income Portfolio - Class A                             --            (18)          (18)
3   American Century VP Capital Appreciation Fund - Class I                          --            (12)          (12)
3   American Century VP Income & Growth Fund - Class I                               84            (98)          (14)
3   Anchor Series Trust Capital Appreciation Portfolio - Class 1                    134            (65)           69
3   Anchor Series Trust Growth Portfolio - Class 1                                  115            (43)           72
3   Anchor Series Trust Natural Resources Portfolio - Class 1                        25            (13)           12
1   Dreyfus Stock Index Fund, Inc. - Initial Shares                               5,483         (8,831)       (3,348)
3   Dreyfus Stock Index Fund, Inc. - Initial Shares                                 850           (701)          149
1   Fidelity VIP Asset Manager Portfolio - Initial Class                          2,385         (3,536)       (1,151)
3   Fidelity VIP Asset Manager Portfolio - Initial Class                            266            (53)          213
1   Fidelity VIP Contrafund Portfolio - Initial Class                             1,659         (3,574)       (1,915)
2   Fidelity VIP Contrafund Portfolio - Initial Class                                 1         (4,264)       (4,263)
3   Fidelity VIP Contrafund Portfolio - Initial Class                             1,330           (162)        1,168
1   Fidelity VIP Growth Portfolio - Initial Class                                 6,718        (13,228)       (6,510)
3   Fidelity VIP Growth Portfolio - Initial Class                                    --           (653)         (653)
1   Fidelity VIP High Income Portfolio - Initial Class                            1,801         (1,366)          435
3   Fidelity VIP High Income Portfolio - Initial Class                               44           (533)         (489)
1   Fidelity VIP Investment Grade Bond Portfolio - Initial Class                    664         (1,129)         (465)
3   Fidelity VIP Investment Grade Bond Portfolio - Initial Class                     --            (19)          (19)
1   Fidelity VIP Money Market Portfolio - Initial Class                           7,951         (2,029)        5,922
3   Fidelity VIP Money Market Portfolio - Initial Class                             198           (774)         (576)
1   Fidelity VIP Overseas Portfolio - Initial Class                                 661           (752)          (91)
2   Franklin Templeton Templeton Developing Markets Securities Fund - Class 2        --           (192)         (192)
2   Franklin Templeton Templeton Foreign Securities Fund - Class 2                   --         (5,009)       (5,009)
3   Franklin Templeton Templeton Global Asset Allocation Fund - Class 1             137            (38)           99
3   JPMorgan Bond Portfolio                                                          12             (2)           10
2   JPMorgan Mid Cap Value Portfolio                                                 --         (3,548)       (3,548)
2   JPMorgan Small Company Portfolio                                                 --         (4,422)       (4,422)
3   JPMorgan U.S. Large Cap Core Equity Portfolio                                   957            (44)          913
3   Neuberger Berman AMT Partners Portfolio - Class I                                23            (12)           11
3   Neuberger Berman AMT Short Duration Bond Portfolio - Class I                    290            (53)          237
3   Oppenheimer Global Securities Fund/VA - Non-Service Shares                       52            (23)           29
3   Oppenheimer Main Street Fund/VA - Non-Service Shares                            112           (144)          (32)
2   PIMCO VIT High Yield Portfolio - Administrative Class                            --         (1,347)       (1,347)

                                   VA B - 32

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE F - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2008.

                                                                          Accumulation  Accumulation  Net Increase
Sub-accounts                                                              Units Issued Units Redeemed  (Decrease)
------------                                                              ------------ -------------- ------------
2   PIMCO VIT Long-Term U.S. Government Portfolio - Administrative Class       --          (5,616)       (5,616)
2   PIMCO VIT Short-Term Portfolio - Administrative Class                      --            (247)         (247)
3   SunAmerica Aggressive Growth Portfolio - Class 1                           20              (4)           16
3   SunAmerica Alliance Growth Portfolio - Class 1                             48             (59)          (11)
3   SunAmerica Balanced Portfolio - Class 1                                   223             (57)          166
3   SunAmerica Global Bond Portfolio - Class 1                                 80             (30)           50
3   SunAmerica Growth-Income Portfolio - Class 1                              233            (773)         (540)
3   SunAmerica Mid-Cap Growth Portfolio - Class 1                              73            (888)         (815)
2   UIF U.S. Mid Cap Value Portfolio - Class I Shares                          --            (465)         (465)
1   Van Eck Worldwide Emerging Markets Fund - Initial Class                   519            (403)          116
1   Van Eck Worldwide Hard Assets Fund - Initial Class                        124            (165)          (41)
2   Vanguard VIF Total Stock Market Index Portfolio                            --          (5,905)       (5,905)

Footnotes

1  Variable Universal Life Policy product.
2  Executive Advantage product.
3  Gemstone Life product.

                                   VA B - 33

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE G - FINANCIAL HIGHLIGHTS

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2009 are as follows:

                                                                                    Investment
                                                                                      Income    Expense    Total
Sub-accounts                                           Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------                                           ------ ---------- ---------- ---------- --------- ----------
1   AIM V.I. Capital Appreciation Fund - Series I       8,207   $ 9.60   $   78,792    0.61%     0.90%     19.99%
3   AIM V.I. Capital Appreciation Fund - Series I         418     7.89        3,295    0.61%     0.75%     20.17%
1   AIM V.I. International Growth Fund - Series I       7,141    17.27      123,287    1.65%     0.90%     34.03%
3   AIM V.I. International Growth Fund - Series I         282    15.31        4,317    1.65%     0.75%     34.23%
1   AllianceBernstein Balanced Wealth Strategy
      Portfolio - Class A                               2,312    10.19       23,556    1.01%     0.90%     23.76%
1   AllianceBernstein Global Thematic Growth
      Portfolio - Class A *                            13,843    16.07      222,411    0.00%     0.90%     52.11%
3   AllianceBernstein Global Thematic Growth
      Portfolio - Class A *                               412     7.70        3,173    0.00%     0.75%     52.34%
1   AllianceBernstein Growth and Income Portfolio -
      Class A                                          22,346    23.66      528,624    3.73%     0.90%     19.74%
1   AllianceBernstein Growth Portfolio - Class A       23,988    17.73      425,300    0.00%     0.90%     32.04%
1   AllianceBernstein Intermediate Bond Portfolio -
      Class A                                              --    10.98           --    0.00%     0.90%     17.45%
1   AllianceBernstein Large Cap Growth Portfolio -
      Class A                                          10,579    12.58      133,131    0.15%     0.90%     36.29%
3   AllianceBernstein Large Cap Growth Portfolio -
      Class A                                           1,189     8.35        9,926    0.16%     0.75%     36.49%
3   AllianceBernstein Real Estate Investment
      Portfolio - Class A                                  65    21.83        1,422    4.90%     0.75%     28.49%
1   AllianceBernstein Small Cap Growth Portfolio -
      Class A                                           8,967    11.90      106,736    0.00%     0.90%     40.49%
3   AllianceBernstein Utility Income Portfolio -
      Class A                                              --       --           --    9.36%     0.75%      8.93%
3   American Century VP Capital Appreciation Fund -
      Class I                                             192    13.03        2,497    0.81%     0.75%     36.05%
3   American Century VP Income & Growth Fund - Class I  1,333     9.71       12,938    4.70%     0.75%     17.21%
3   Anchor Series Trust Capital Appreciation
    Portfolio - Class 1                                 2,467    12.12       29,906    0.00%     0.75%     35.74%
3   Anchor Series Trust Growth Portfolio - Class 1      2,217    10.97       24,324    1.09%     0.75%     37.36%
3   Anchor Series Trust Natural Resources Portfolio -
      Class 1                                             401    34.43       13,805    1.43%     0.75%     56.88%
1   Dreyfus Stock Index Fund, Inc. - Initial Shares    35,837    19.45      697,106    1.93%     0.90%     25.20%
3   Dreyfus Stock Index Fund, Inc. - Initial Shares     4,497     9.62       43,244    1.90%     0.75%     25.39%
1   Fidelity VIP Asset Manager Portfolio - Initial
      Class                                            28,814    19.56      563,482    2.61%     0.90%     27.96%
3   Fidelity VIP Asset Manager Portfolio - Initial
      Class                                             1,249    12.39       15,475    2.61%     0.75%     28.15%
1   Fidelity VIP Contrafund Portfolio - Initial Class  14,845    19.26      285,832    1.34%     0.90%     34.49%
2   Fidelity VIP Contrafund Portfolio - Initial Class  59,149    15.64      924,931    1.36%     0.75%     34.70%
3   Fidelity VIP Contrafund Portfolio - Initial Class   1,448    14.55       21,064    1.34%     0.75%     34.70%
1   Fidelity VIP Growth Portfolio - Initial Class      50,545    15.82      799,400    0.40%     0.90%     27.14%
3   Fidelity VIP Growth Portfolio - Initial Class         318     7.79        2,479    0.40%     0.75%     27.33%
1   Fidelity VIP High Income Portfolio - Initial Class 13,925    15.41      214,627    8.09%     0.90%     42.67%
3   Fidelity VIP High Income Portfolio - Initial Class    225    15.35        3,455    8.09%     0.75%     42.88%
1   Fidelity VIP Investment Grade Bond Portfolio -
      Initial Class                                     8,507    19.65      167,206    8.57%     0.90%     14.69%
3   Fidelity VIP Investment Grade Bond Portfolio -
      Initial Class                                       211    14.90        3,142    8.57%     0.75%     14.86%
1   Fidelity VIP Money Market Portfolio - Initial
      Class                                            16,120    14.82      238,952    0.70%     0.90%     -0.18%
3   Fidelity VIP Money Market Portfolio - Initial
      Class                                             1,063    11.74       12,477    0.70%     0.75%     -0.03%
1   Fidelity VIP Overseas Portfolio - Initial Class     7,800    17.66      137,762    2.05%     0.90%     25.40%
2   Franklin Templeton Templeton Developing Markets
      Securities Fund - Class 2                         3,737    11.04       41,265    4.06%     0.75%     71.30%
2   Franklin Templeton Templeton Foreign Securities
      Fund - Class 2                                   67,823    16.09    1,091,180    3.11%     0.75%     36.02%
3   Franklin Templeton Templeton Global Asset
    Allocation Fund - Class 1                             804    16.22       13,034    8.67%     0.75%     21.30%
3   JPMorgan Bond Portfolio                                --       --           --   14.65%     0.75%     -1.64%
3   JPMorgan Insurance Trust Core Bond Portfolio -
      Class 1                                              83    10.58          878    0.00%     0.75%      5.76%
2   JPMorgan Insurance Trust Mid Cap Value Portfolio
      - Class 1                                        52,849    12.95      684,471    0.00%     0.75%     29.51%
2   JPMorgan Insurance Trust Small Cap Core Portfolio
      - Class 1 *                                      60,265     7.71      464,434    0.71%     0.75%     21.66%
3   JPMorgan Insurance Trust U.S. Equity Portfolio -
      Class 1                                             135    13.31        1,793    0.00%     0.75%     33.11%

                                   VA B - 34

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE G - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2009 are as follows:

                                                                                          Investment
                                                                                            Income    Expense    Total
Sub-accounts                                                 Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------                                                 ------ ---------- ---------- ---------- --------- ----------
2   JPMorgan Mid Cap Value Portfolio                             --   $   --   $       --    4.74%     0.75%      -2.92%
3   JPMorgan U.S. Large Cap Core Equity Portfolio                --       --           --    0.83%     0.75%      -1.30%
3   Neuberger Berman AMT Partners Portfolio - Class I           100    11.93        1,193    2.84%     0.75%      54.91%
3   Neuberger Berman AMT Short Duration Bond Portfolio -
      Class I                                                 1,266    11.56       14,639    8.21%     0.75%      12.48%
3   Oppenheimer Global Securities Fund/VA - Non-Service
      Shares                                                    676    14.18        9,592    2.06%     0.75%      38.73%
3   Oppenheimer Main Street Fund/VA - Non-Service Shares      2,056     9.92       20,390    1.91%     0.75%      27.33%
2   PIMCO VIT High Yield Portfolio - Administrative Class    18,027    13.90      250,612    8.52%     0.75%      39.22%
2   PIMCO VIT Long-Term U.S. Government Portfolio -
      Administrative Class                                   77,300    13.48    1,042,246    3.68%     0.75%      -5.10%
2   PIMCO VIT Short-Term Portfolio - Administrative Class       552    10.89        6,012    2.01%     0.75%       6.99%
3   SunAmerica Aggressive Growth Portfolio - Class 1            130     6.92          901    0.14%     0.75%      39.43%
3   SunAmerica Alliance Growth Portfolio - Class 1            1,104     9.09       10,039    0.62%     0.75%      39.98%
3   SunAmerica Balanced Portfolio - Class 1                   1,090     9.93       10,823    3.52%     0.75%      23.10%
3   SunAmerica Global Bond Portfolio - Class 1                1,456    15.05       21,918    3.44%     0.75%       6.69%
3   SunAmerica Growth-Income Portfolio - Class 1              1,796     8.72       15,660    1.38%     0.75%      27.22%
3   SunAmerica Mid-Cap Growth Portfolio - Class 1               400     6.22        2,488    0.00%     0.75%      41.36%
2   UIF U.S. Mid Cap Value Portfolio - Class I Shares         9,059    12.48      113,087    1.20%     0.75%      38.17%
2   VALIC Company I Mid Cap Index Fund *                        551     8.96        4,943    1.54%     0.75%      37.25%
2   VALIC Company I Small Cap Index Fund *                    6,249     8.35       52,203    1.65%     0.75%      27.26%
1   Van Eck Worldwide Emerging Markets Fund - Initial Class   5,110    22.53      115,108    0.13%     0.90%     111.27%
1   Van Eck Worldwide Hard Assets Fund - Initial Class        2,388    34.54       82,487    0.27%     0.90%      56.12%
2   Vanguard VIF Total Stock Market Index Portfolio          75,210     8.93      671,505    1.86%     0.75%      27.30%

                                   VA B - 35

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE G - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2008 are as follows:

                                                                                                 Investment
                                                                                                   Income    Expense    Total
Sub-accounts                                                        Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------                                                        ------ ---------- ---------- ---------- --------- ----------
2   AIG Retirement Company I Mid Cap Index Fund *                      689   $ 6.53    $  4,497     1.19%     0.75%     -37.36%
2   AIG Retirement Company I Small Cap Index Fund *                  6,701     6.56      43,985     1.68%     0.75%     -34.96%
1   AIM V.I. Capital Appreciation Fund - Series I                    8,872     8.00      70,986     0.00%     0.90%     -43.01%
3   AIM V.I. Capital Appreciation Fund - Series I                      360     6.57       2,365     0.00%     0.75%     -42.92%
1   AIM V.I. International Growth Fund - Series I                    5,654    12.88      72,830     0.51%     0.90%     -40.92%
3   AIM V.I. International Growth Fund - Series I                      246    11.41       2,811     0.51%     0.75%     -40.83%
1   AllianceBernstein Balanced Shares Portfolio - Class A               --       --          --     7.74%     0.90%     -15.98%
1   AllianceBernstein Balanced Wealth Strategy Portfolio - Class A   2,233     8.23      18,377     0.00%     0.90%     -17.69%
1   AllianceBernstein Global Bond Portfolio - Class A                   --       --          --    22.50%     0.90%       5.10%
1   AllianceBernstein Global Technology Portfolio - Class A         15,627    10.56     165,058     0.00%     0.90%     -47.84%
3   AllianceBernstein Global Technology Portfolio - Class A            389     5.06       1,965     0.00%     0.75%     -47.76%
1   AllianceBernstein Growth and Income Portfolio - Class A         27,440    19.76     542,116     2.10%     0.90%     -41.14%
1   AllianceBernstein Growth Portfolio - Class A                    37,086    13.43     497,971     0.00%     0.90%     -42.99%
1   AllianceBernstein Intermediate Bond Portfolio - Class A            410     9.35       3,837     0.00%     0.90%      -6.49%
1   AllianceBernstein Large Cap Growth Portfolio - Class A          12,490     9.23     115,340     0.00%     0.90%     -40.20%
3   AllianceBernstein Large Cap Growth Portfolio - Class A           1,437     6.11       8,786     0.00%     0.75%     -40.11%
3   AllianceBernstein Real Estate Investment Portfolio - Class A       508    16.99       8,639     1.94%     0.75%     -36.17%
1   AllianceBernstein Small Cap Growth Portfolio - Class A           9,434     8.47      79,932     0.00%     0.90%     -46.03%
3   AllianceBernstein Utility Income Portfolio - Class A               105     9.72       1,019     3.12%     0.75%     -37.06%
3   American Century VP Capital Appreciation Fund - Class I            207     9.58       1,979     0.00%     0.75%     -46.59%
3   American Century VP Income & Growth Fund - Class I               1,608     8.28      13,318     2.03%     0.75%     -35.08%
3   Anchor Series Trust Capital Appreciation Portfolio - Class 1     2,302     8.93      20,554     0.00%     0.75%     -40.80%
3   Anchor Series Trust Growth Portfolio - Class 1                   2,051     7.99      16,382     0.81%     0.75%     -40.86%
3   Anchor Series Trust Natural Resources Portfolio - Class 1          398    21.95       8,737     1.06%     0.75%     -50.17%
1   Dreyfus Stock Index Fund, Inc. - Initial Shares                 42,755    15.54     664,264     2.17%     0.90%     -37.71%
3   Dreyfus Stock Index Fund, Inc. - Initial Shares                  4,668     7.67      35,801     2.18%     0.75%     -37.61%
1   Fidelity VIP Asset Manager Portfolio - Initial Class            22,943    15.28     350,632     2.80%     0.90%     -29.36%
3   Fidelity VIP Asset Manager Portfolio - Initial Class             1,114     9.67      10,770     2.80%     0.75%     -29.25%
1   Fidelity VIP Contrafund Portfolio - Initial Class               13,326    14.32     190,778     1.01%     0.90%     -43.03%
2   Fidelity VIP Contrafund Portfolio - Initial Class               61,465    11.61     713,563     1.01%     0.75%     -42.94%
3   Fidelity VIP Contrafund Portfolio - Initial Class                4,867    10.80      52,567     1.01%     0.75%     -42.94%
1   Fidelity VIP Growth Portfolio - Initial Class                   61,315    12.44     762,750     0.83%     0.90%     -47.64%
3   Fidelity VIP Growth Portfolio - Initial Class                      359     6.12       2,200     0.83%     0.75%     -47.56%
1   Fidelity VIP High Income Portfolio - Initial Class              15,257    10.80     164,826     9.64%     0.90%     -25.66%
3   Fidelity VIP High Income Portfolio - Initial Class                 269    10.74       2,889     9.64%     0.75%     -25.55%
1   Fidelity VIP Investment Grade Bond Portfolio - Initial Class     5,964    17.14     102,207     4.09%     0.90%      -4.12%
3   Fidelity VIP Investment Grade Bond Portfolio - Initial Class       236    12.97       3,058     4.09%     0.75%      -3.97%
1   Fidelity VIP Money Market Portfolio - Initial Class             24,108    14.85     357,999     3.01%     0.90%       2.10%
3   Fidelity VIP Money Market Portfolio - Initial Class                885    11.74      10,389     3.01%     0.75%       2.25%
1   Fidelity VIP Overseas Portfolio - Initial Class                  8,333    14.08     117,357     2.77%     0.90%     -44.31%
2   Franklin Templeton Templeton Developing Markets Securities
      Fund - Class 2                                                 3,978     6.45      25,644     2.76%     0.75%     -53.06%
2   Franklin Templeton Templeton Foreign Securities Fund - Class 2  70,199    11.83     830,342     2.38%     0.75%     -40.82%
3   Franklin Templeton Templeton Global Asset Allocation Fund -
      Class 1                                                          748    13.37      10,002    10.85%     0.75%     -25.53%
3   JPMorgan Bond Portfolio                                             69    10.57         730     8.47%     0.75%     -16.58%
2   JPMorgan Mid Cap Value Portfolio                                49,709    11.26     559,592     1.11%     0.75%     -33.71%
2   JPMorgan Small Company Portfolio                                61,949     6.33     392,404     0.20%     0.75%     -32.49%

                                   VA B - 36

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE G - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2008 are as follows:

                                                                                          Investment
                                                                                            Income    Expense    Total
Sub-accounts                                                 Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------                                                 ------ ---------- ---------- ---------- --------- ----------
3   JPMorgan U.S. Large Cap Core Equity Portfolio             1,041   $ 7.24   $    7,536    0.38%     0.75%     -34.47%
3   Neuberger Berman AMT Partners Portfolio - Class I            77     7.70          596    0.61%     0.75%     -52.75%
3   Neuberger Berman AMT Short Duration Bond Portfolio -
      Class I *                                               1,130    10.28       11,617    5.32%     0.75%     -14.08%
3   Oppenheimer Global Securities Fund/VA - Non-Service
      Shares                                                    617    10.22        6,310    1.59%     0.75%     -40.64%
3   Oppenheimer Main Street Fund/VA - Non-Service Shares      2,361     7.79       18,388    1.54%     0.75%     -38.93%
2   PIMCO VIT High Yield Portfolio - Administrative Class    18,667     9.99      186,413    8.12%     0.75%     -24.08%
2   PIMCO VIT Long-Term U.S. Government Portfolio -
    Administrative Class                                     79,956    14.21    1,135,978    3.52%     0.75%      16.42%
2   PIMCO VIT Short-Term Portfolio - Administrative Class       689    10.18        7,014    3.73%     0.75%      -1.06%
3   SunAmerica Aggressive Growth Portfolio - Class 1            109     4.96          540    0.71%     0.75%     -52.99%
3   SunAmerica Alliance Growth Portfolio - Class 1            1,108     6.50        7,199    0.17%     0.75%     -41.18%
3   SunAmerica Balanced Portfolio - Class 1                     997     8.07        8,041    3.89%     0.75%     -26.45%
3   SunAmerica Global Bond Portfolio - Class 1                1,386    14.11       19,557    3.28%     0.75%       4.88%
3   SunAmerica Growth-Income Portfolio - Class 1              2,012     6.86       13,791    0.99%     0.75%     -43.33%
3   SunAmerica Mid-Cap Growth Portfolio - Class 1               336     4.40        1,478    0.00%     0.75%     -43.79%
2   UIF U.S. Mid Cap Value Portfolio - Class I Shares         9,644     9.03       87,130    0.90%     0.75%     -41.73%
1   Van Eck Worldwide Emerging Markets Fund - Initial Class   4,499    10.66       47,973    0.00%     0.90%     -65.10%
1   Van Eck Worldwide Hard Assets Fund - Initial Class        2,755    22.13       60,959    0.34%     0.90%     -46.61%
2   Vanguard VIF Total Stock Market Index Portfolio          77,539     7.01      543,847    1.59%     0.75%     -37.75%

                                   VA B - 37

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE G - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2007 are as follows:

                                                                                             Investment
                                                                           Unit                Income    Expense    Total
Sub-accounts                                                        Units  Value  Net Assets Ratio (a)  Ratio (b) Return (c)
------------                                                        ------ ------ ---------- ---------- --------- ----------
1   AIM V.I. Capital Appreciation Fund - Series I                    9,461 $14.04 $  132,823    0.00%     0.90%      11.00%
3   AIM V.I. Capital Appreciation Fund - Series I                      922  11.50     10,611    0.00%     0.75%      11.17%
1   AIM V.I. International Growth Fund - Series I                    6,909  21.80    150,626    0.44%     0.90%      13.69%
3   AIM V.I. International Growth Fund - Series I                      229  19.27      4,408    0.44%     0.75%      13.86%
1   AllianceBernstein Balanced Shares Portfolio - Class A            3,150  13.92     43,856    2.76%     0.90%       2.12%
1   AllianceBernstein Global Bond Portfolio - Class A                  217  15.13      3,290    3.10%     0.90%       9.36%
1   AllianceBernstein Global Technology Portfolio - Class A         16,306  20.25    330,197    0.00%     0.90%      19.12%
3   AllianceBernstein Global Technology Portfolio - Class A            371   9.68      3,593    0.00%     0.75%      19.29%
1   AllianceBernstein Growth and Income Portfolio - Class A         29,117  33.56    977,256    1.41%     0.90%       4.17%
1   AllianceBernstein Growth Portfolio - Class A                    38,700  23.55    911,461    0.00%     0.90%      12.01%
1   AllianceBernstein Large Cap Growth Portfolio - Class A          13,748  15.44    212,298    0.00%     0.90%      12.89%
3   AllianceBernstein Large Cap Growth Portfolio - Class A           2,267  10.21     23,146    0.00%     0.75%      13.06%
3   AllianceBernstein Real Estate Investment Portfolio - Class A       430  26.62     11,453    1.39%     0.75%     -15.17%
1   AllianceBernstein Small Cap Growth Portfolio - Class A          11,966  15.70    187,869    0.00%     0.90%      13.05%
3   AllianceBernstein Utility Income Portfolio - Class A               123  15.44      1,904    2.17%     0.75%      21.43%
3   American Century VP Capital Appreciation Fund - Class I            219  17.93      3,920    0.00%     0.75%      44.71%
3   American Century VP Income & Growth Fund - Class I               1,622  12.76     20,692    1.90%     0.75%      -0.82%
3   Anchor Series Trust Capital Appreciation Portfolio - Class 1     2,233  15.09     33,680    0.35%     0.75%      26.75%
3   Anchor Series Trust Growth Portfolio - Class 1                   1,979  13.51     26,726    0.75%     0.75%       9.37%
3   Anchor Series Trust Natural Resources Portfolio - Class 1          386  44.05     17,014    1.15%     0.75%      39.15%
1   Dreyfus Stock Index Fund, Inc. - Initial Shares                 46,103  24.94  1,149,818    1.75%     0.90%       4.31%
3   Dreyfus Stock Index Fund, Inc. - Initial Shares                  4,519  12.29     55,554    1.20%     0.75%       4.46%
1   Dreyfus VIF Small Company Stock Portfolio - Initial Shares          --     --         --    0.00%     0.90%       8.62%
3   Dreyfus VIF Small Company Stock Portfolio - Initial Shares          --     --         --    0.00%     0.75%       8.67%
1   Fidelity VIP Asset Manager Portfolio - Initial Class            24,094  21.63    521,254    6.10%     0.90%      14.46%
3   Fidelity VIP Asset Manager Portfolio - Initial Class               901  13.67     12,319    6.10%     0.75%      14.64%
1   Fidelity VIP Contrafund Portfolio - Initial Class               15,241  25.13    383,019    0.94%     0.90%      16.53%
2   Fidelity VIP Contrafund Portfolio - Initial Class               65,728  20.35  1,337,394    0.94%     0.75%      16.71%
3   Fidelity VIP Contrafund Portfolio - Initial Class                3,699  18.93     70,022    0.94%     0.75%      16.71%
1   Fidelity VIP Growth Portfolio - Initial Class                   67,825  23.76  1,611,450    0.82%     0.90%      25.82%
3   Fidelity VIP Growth Portfolio - Initial Class                    1,012  11.67     11,815    0.82%     0.75%      26.01%
1   Fidelity VIP High Income Portfolio - Initial Class              14,822  14.53    215,393    8.26%     0.90%       1.86%
3   Fidelity VIP High Income Portfolio - Initial Class                 758  14.43     10,937    8.26%     0.75%       2.01%
1   Fidelity VIP Investment Grade Bond Portfolio - Initial Class     6,429  17.87    114,905    4.41%     0.90%       3.41%
3   Fidelity VIP Investment Grade Bond Portfolio - Initial Class       255  13.51      3,438    4.41%     0.75%       3.56%
1   Fidelity VIP Money Market Portfolio - Initial Class             18,186  14.54    264,505    5.35%     0.90%       4.26%
3   Fidelity VIP Money Market Portfolio - Initial Class              1,461  11.48     16,771    5.35%     0.75%       4.42%
1   Fidelity VIP Overseas Portfolio - Initial Class                  8,424  25.29    213,043    3.36%     0.90%      16.26%
2   Franklin Templeton Templeton Developing Markets Securities
      Fund - Class 2                                                 4,170  13.73     57,262    2.24%     0.75%      27.82%
2   Franklin Templeton Templeton Foreign Securities Fund - Class 2  75,208  19.99  1,503,295    2.00%     0.75%      14.59%
3   Franklin Templeton Templeton Global Asset Allocation Fund -
      Class 1                                                          649  17.95     11,644   18.14%     0.75%       9.49%
3   JPMorgan Bond Portfolio                                             59  12.67        746    6.58%     0.75%       0.57%
2   JPMorgan Mid Cap Value Portfolio                                53,257  16.98    904,378    0.92%     0.75%       1.68%
2   JPMorgan Small Company Portfolio                                66,371   9.38    622,785    0.01%     0.75%      -6.38%
3   JPMorgan U.S. Large Cap Core Equity Portfolio                      128  11.04      1,418    1.14%     0.75%       0.90%
3   Neuberger Berman AMT Lehman Brothers Short Duration Bond
      Portfolio - Class I *                                            893  11.96     10,686    3.10%     0.75%       3.98%

                                   VA B - 38

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE G - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2007 are as follows:

                                                                                         Investment
                                                                       Unit                Income    Expense    Total
Sub-accounts                                                    Units  Value  Net Assets Ratio (a)  Ratio (b) Return (c)
------------                                                    ------ ------ ---------- ---------- --------- ----------
3   Neuberger Berman AMT Partners Portfolio - Class I               66 $16.30 $    1,076    0.69%     0.75%      8.51%
3   Oppenheimer Global Securities Fund/VA - Non-Service Shares     588  17.22     10,122    2.46%     0.75%      5.52%
3   Oppenheimer Main Street Fund/VA - Non-Service Shares         2,393  12.75     30,521    1.03%     0.75%      3.64%
2   PIMCO VIT High Yield Portfolio - Administrative Class       20,014  13.15    263,258    7.06%     0.75%      2.73%
2   PIMCO VIT Long-Term U.S. Government Portfolio -
      Administrative Class                                      85,572  12.20  1,044,320    4.45%     0.75%      8.97%
2   PIMCO VIT Short-Term Portfolio - Administrative Class          936  10.29      9,625    8.13%     0.75%      2.86%
3   SunAmerica Aggressive Growth Portfolio - Class 1                93  10.56        982    0.65%     0.75%     -1.24%
3   SunAmerica Alliance Growth Portfolio - Class 1               1,119  11.05     12,356    0.05%     0.75%     13.74%
3   SunAmerica Balanced Portfolio - Class 1 *                      831  10.97      9,109    3.22%     0.75%      4.61%
3   SunAmerica Global Bond Portfolio - Class 1                   1,336  13.45     17,976    0.57%     0.75%     10.54%
3   SunAmerica Growth-Income Portfolio - Class 1                 2,552  12.10     30,870    0.98%     0.75%     10.28%
3   SunAmerica Mid-Cap Growth Portfolio - Class 1 *              1,151   7.82      9,008    0.26%     0.75%     16.06%
2   UIF U.S. Mid Cap Value Portfolio - Class I Shares           10,109  15.50    156,724    0.68%     0.75%      7.03%
2   VALIC Company I Mid Cap Index Fund                             936  10.43      9,756    2.41%     0.75%      3.20%
2   VALIC Company I Small Cap Index Fund                         7,129  10.09     71,949    1.13%     0.75%     -2.63%
1   Van Eck Worldwide Emerging Markets Fund - Initial Class      4,383  30.55    133,877    0.39%     0.90%     36.38%
1   Van Eck Worldwide Hard Assets Fund - Initial Class           2,796  41.44    115,870    0.13%     0.90%     44.05%
2   Vanguard VIF Total Stock Market Index Portfolio             83,444  11.27    940,206    1.11%     0.75%      4.37%

                                   VA B - 39

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE G - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2006 are as follows:

                                                                                               Investment
                                                                                                 Income    Expense    Total
Sub-accounts                                                      Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------                                                      ------ ---------- ---------- ---------- --------- ----------
1   AIM V.I. Capital Appreciation Fund - Series I                  8,942   $12.65   $  113,094    0.06%     0.90%      5.35%
3   AIM V.I. Capital Appreciation Fund - Series I                  1,026    10.35       10,621    0.06%     0.75%      5.51%
1   AIM V.I. International Growth Fund - Series I                  6,712    19.18      128,716    0.99%     0.90%     27.09%
3   AIM V.I. International Growth Fund - Series I                    208    16.93        3,517    0.99%     0.75%     27.28%
1   AllianceBernstein Balanced Shares Portfolio - Class A *        3,196    13.64       43,581    2.39%     0.90%     10.79%
1   AllianceBernstein Global Bond Portfolio - Class A                191    13.84        2,645    1.57%     0.90%      4.03%
1   AllianceBernstein Global Technology Portfolio - Class A       16,533    17.00      281,075    0.00%     0.90%      7.67%
3   AllianceBernstein Global Technology Portfolio - Class A          328     8.12        2,664    0.00%     0.75%      7.83%
1   AllianceBernstein Growth and Income Portfolio - Class A       32,319    32.22    1,041,289    1.38%     0.90%     16.24%
1   AllianceBernstein Growth Portfolio - Class A                  42,629    21.03      896,371    0.00%     0.90%     -1.96%
1   AllianceBernstein Large Cap Growth Portfolio - Class A        17,051    13.68      233,243    0.00%     0.90%     -1.33%
3   AllianceBernstein Large Cap Growth Portfolio - Class A         2,272     9.03       20,521    0.00%     0.75%     -1.19%
3   AllianceBernstein Real Estate Investment Portfolio - Class A     410    31.38       12,864    1.97%     0.75%     34.22%
1   AllianceBernstein Small Cap Growth Portfolio - Class A        13,473    13.89      187,117    0.00%     0.90%      9.70%
3   AllianceBernstein Utility Income Portfolio - Class A             131    12.71        1,670    4.18%     0.75%     22.84%
3   American Century VP Capital Appreciation Fund - Class I          213    12.39        2,643    0.00%     0.75%     16.35%
3   American Century VP Income & Growth Fund - Class I             1,701    12.86       21,879    1.76%     0.75%     16.21%
3   Anchor Series Trust Capital Appreciation Portfolio - Class 1   2,188    11.90       26,043    0.09%     0.75%     10.59%
3   Anchor Series Trust Growth Portfolio - Class 1                 1,951    12.35       24,099    0.34%     0.75%     12.44%
3   Anchor Series Trust Natural Resources Portfolio - Class 1        385    31.66       12,181    0.53%     0.75%     24.00%
2   BlackRock Value Opportunities V.I. Fund - Class I *               --    15.92           --    0.00%     0.75%     11.98%
1   Dreyfus Stock Index Fund, Inc. - Initial Shares               52,557    23.91    1,256,654    1.65%     0.90%     14.47%
3   Dreyfus Stock Index Fund, Inc. - Initial Shares               17,893    11.77      210,560    1.75%     0.75%     14.64%
1   Dreyfus VIF Small Company Stock Portfolio - Initial Shares     3,691    16.18       59,715    0.00%     0.90%      9.98%
3   Dreyfus VIF Small Company Stock Portfolio - Initial Shares       664    14.41        9,567    0.00%     0.75%     10.14%
1   Fidelity VIP Asset Manager Portfolio - Initial Class          24,744    18.90      467,670    2.69%     0.90%      6.36%
3   Fidelity VIP Asset Manager Portfolio - Initial Class             684    11.93        8,162    2.69%     0.75%      6.52%
1   Fidelity VIP Contrafund Portfolio - Initial Class             16,525    21.56      356,351    1.28%     0.90%     10.72%
2   Fidelity VIP Contrafund Portfolio - Initial Class             70,723    17.43    1,233,000    1.22%     0.75%     10.88%
3   Fidelity VIP Contrafund Portfolio - Initial Class              3,480    16.22       56,445    1.28%     0.75%     10.88%
1   Fidelity VIP Growth Portfolio - Initial Class                 69,951    18.88    1,320,886    0.38%     0.90%      5.90%
3   Fidelity VIP Growth Portfolio - Initial Class                  1,200     9.26       11,116    0.38%     0.75%      6.05%
1   Fidelity VIP High Income Portfolio - Initial Class            15,442    14.27      220,298    8.01%     0.90%     10.24%
3   Fidelity VIP High Income Portfolio - Initial Class               842    14.14       11,908    8.01%     0.75%     10.41%
1   Fidelity VIP Investment Grade Bond Portfolio - Initial Class   7,333    17.28      126,737    3.79%     0.90%      3.42%
3   Fidelity VIP Investment Grade Bond Portfolio - Initial Class     328    13.04        4,279    3.79%     0.75%      3.57%
1   Fidelity VIP Money Market Portfolio - Initial Class           14,156    13.95      197,477    4.77%     0.90%      3.94%
3   Fidelity VIP Money Market Portfolio - Initial Class              767    11.00        8,436    4.77%     0.75%      4.09%
1   Fidelity VIP Overseas Portfolio - Initial Class                8,044    21.75      174,974    0.84%     0.90%     17.02%
2   Franklin Templeton Templeton Developing Markets Securities
      Fund - Class 2                                               4,319    10.74       46,406    0.00%     0.75%      7.43%
2   Franklin Templeton Templeton Foreign Securities Fund - Class
      2                                                           81,702    17.44    1,425,166    1.21%     0.75%     20.54%
3   Franklin Templeton Templeton Global Asset Allocation Fund -
      Class 1                                                        506    16.40        8,290    6.76%     0.75%     20.48%
3   JPMorgan Bond Portfolio                                           49    12.60          620    3.59%     0.75%      3.36%
2   JPMorgan Mid Cap Value Portfolio                              59,279    16.70      989,976    0.67%     0.75%     15.97%
2   JPMorgan Small Company Portfolio                              73,876    10.02      740,434    0.00%     0.75%      0.23%

                                   VA B - 40

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE G - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2006 are as follows:

                                                                                             Investment
                                                                                               Income    Expense    Total
Sub-accounts                                                    Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------                                                    ------ ---------- ---------- ---------- --------- ----------
3   JPMorgan U.S. Large Cap Core Equity Portfolio                  100   $10.94   $    1,094    1.06%     0.75%     15.70%
3   Neuberger Berman AMT Limited Maturity Bond Portfolio -
      Class I                                                      658    11.50        7,566    3.49%     0.75%      3.43%
3   Neuberger Berman AMT Partners Portfolio - Class I               53    15.02          798    0.71%     0.75%     11.40%
3   Oppenheimer Global Securities Fund/VA - Non-Service Shares   5,730    16.32       93,519    1.03%     0.75%     16.81%
3   Oppenheimer Main Street Fund/VA - Non-Service Shares         2,547    12.31       31,338    1.11%     0.75%     14.17%
2   PIMCO VIT High Yield Portfolio - Administrative Class       21,665    12.80      277,408    7.13%     0.75%      8.26%
2   PIMCO VIT Long-Term U.S. Government Portfolio -
      Administrative Class                                      93,419    11.20    1,046,278    4.62%     0.75%      0.40%
3   SunAmerica Aggressive Growth Portfolio - Class 1                84    10.69          894    0.11%     0.75%     12.45%
3   SunAmerica - SunAmerica Balanced Portfolio - Class 1           672    10.48        7,041    2.93%     0.75%     10.04%
3   SunAmerica Alliance Growth Portfolio - Class 1               1,092     9.71       10,606    0.12%     0.75%      0.02%
3   SunAmerica Global Bond Portfolio - Class 1                   1,303    12.17       15,853    5.34%     0.75%      3.09%
3   SunAmerica Growth-Income Portfolio - Class 1                 2,461    10.97       26,991    0.75%     0.75%      6.63%
3   SunAmerica MFS Mid-Cap Growth Portfolio - Class 1            1,152     6.74        7,765    0.00%     0.75%      1.81%
2   UIF Money Market Portfolio - Class I Shares                     --    10.62           --    2.65%     0.75%      1.09%
2   UIF U.S. Mid Cap Value Portfolio - Class I Shares           10,471    14.48      151,673    0.51%     0.75%     19.80%
2   VALIC Company I Small Cap Index Fund                         6,911    10.37       71,638    0.71%     0.75%      3.65%
1   Van Eck Worldwide Emerging Markets Fund - Initial Class      4,146    22.40       92,863    0.67%     0.90%     38.25%
1   Van Eck Worldwide Hard Assets Fund - Initial Class           3,766    28.77      108,350    0.07%     0.90%     23.38%
2   Vanguard VIF Total Stock Market Index Portfolio             90,924    10.80      981,562    0.00%     0.75%      7.95%

                                   VA B - 41

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE G - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2005 are as follows:

                                                                                              Investment
                                                                            Unit                Income    Expense    Total
Sub-accounts                                                         Units  Value  Net Assets Ratio (a)  Ratio (b) Return (c)
------------                                                        ------- ------ ---------- ---------- --------- ----------
1   AIM V.I. Capital Appreciation Fund - Series I                     8,447 $12.00 $  101,402    0.06%     0.90%      7.86%
3   AIM V.I. Capital Appreciation Fund - Series I                     1,470   9.81     14,422    0.06%     0.75%      8.02%
1   AIM V.I. International Growth Fund - Series I                     7,590  15.09    114,521    0.65%     0.90%     16.87%
3   AIM V.I. International Growth Fund - Series I                       192  13.30      2,554    0.65%     0.75%     17.05%
1   AllianceBernstein Global Bond Portfolio - Class A                   163  13.30      2,165    2.12%     0.90%     -8.48%
1   AllianceBernstein Global Technology Portfolio - Class A *        17,499  15.79    276,317    0.00%     0.90%      2.94%
3   AllianceBernstein Global Technology Portfolio - Class A *           294   7.53      2,210    0.00%     0.75%      3.09%
1   AllianceBernstein Growth and Income Portfolio - Class A          33,451  27.72    927,198    1.44%     0.90%      3.93%
1   AllianceBernstein Growth Portfolio - Class A                     42,723  21.45    916,288    0.00%     0.90%     10.97%
1   AllianceBernstein Large Cap Growth Portfolio - Class A *         19,870  13.86    275,478    0.00%     0.90%     14.12%
3   AllianceBernstein Large Cap Growth Portfolio - Class A *          1,674   9.14     15,299    0.00%     0.75%     14.29%
3   AllianceBernstein Real Estate Investment Portfolio - Class A        368  23.38      8,607    1.46%     0.75%     10.84%
1   AllianceBernstein Small Cap Growth Portfolio - Class A           13,628  12.66    172,533    0.00%     0.90%      4.30%
1   AllianceBernstein Total Return Portfolio - Class A                4,297  12.31     52,889    2.83%     0.90%      2.98%
3   AllianceBernstein Utility Income Portfolio - Class A                 27  10.35        274    1.91%     0.75%     15.19%
3   American Century VP Capital Appreciation Fund - Class I             211  10.65      2,243    0.00%     0.75%     21.15%
3   American Century VP Income & Growth Fund - Class I                1,765  11.07     19,536    1.97%     0.75%      3.85%
3   Anchor Series Trust Capital Appreciation Portfolio - Class 1        710  10.76      7,645    0.35%     0.75%     10.81%
3   Anchor Series Trust Growth Portfolio - Class 1                      491  10.98      5,394    1.16%     0.75%      6.33%
3   Anchor Series Trust Natural Resources Portfolio - Class 1           155  25.53      3,961    0.57%     0.75%     45.03%
1   Dreyfus Stock Index Fund, Inc. - Initial Shares                  54,820  20.89  1,145,127    1.57%     0.90%      3.76%
3   Dreyfus Stock Index Fund, Inc. - Initial Shares                  15,202  10.27    156,052    1.74%     0.75%      3.91%
1   Dreyfus VIF Small Company Stock Portfolio - Initial Shares        3,828  14.71     56,315    0.00%     0.90%      0.00%
3   Dreyfus VIF Small Company Stock Portfolio - Initial Shares          994  13.09     13,005    0.00%     0.75%      0.15%
1   Fidelity VIP Asset Manager Portfolio - Initial Class             26,422  17.77    469,543    2.62%     0.90%      3.11%
3   Fidelity VIP Asset Manager Portfolio - Initial Class                517  11.20      5,789    2.62%     0.75%      3.27%
1   Fidelity VIP Contrafund Portfolio - Initial Class                18,294  19.48    356,306    0.27%     0.90%     15.89%
2   Fidelity VIP Contrafund Portfolio - Initial Class               141,010  15.72  2,217,083    0.29%     0.75%     16.07%
3   Fidelity VIP Contrafund Portfolio - Initial Class                 3,224  14.63     47,158    0.27%     0.75%     16.07%
1   Fidelity VIP Growth Portfolio - Initial Class                    69,924  17.83  1,246,875    0.50%     0.90%      4.85%
3   Fidelity VIP Growth Portfolio - Initial Class                     1,348   8.73     11,771    0.50%     0.75%      5.01%
1   Fidelity VIP High Income Portfolio - Initial Class               14,749  12.94    190,866   14.68%     0.90%      1.78%
3   Fidelity VIP High Income Portfolio - Initial Class                  812  12.81     10,408   14.68%     0.75%      1.94%
1   Fidelity VIP Investment Grade Bond Portfolio - Initial Class      6,966  16.71    116,417    3.62%     0.90%      1.28%
3   Fidelity VIP Investment Grade Bond Portfolio - Initial Class        358  12.59      4,502    3.62%     0.75%      1.43%
1   Fidelity VIP Money Market Portfolio - Initial Class              13,051  13.42    175,169    2.57%     0.90%      2.11%
3   Fidelity VIP Money Market Portfolio - Initial Class                 775  10.56      8,182    2.57%     0.75%      2.26%
1   Fidelity VIP Overseas Portfolio - Initial Class                   8,021  18.59    149,104    0.65%     0.90%     17.98%
2   Franklin Templeton Templeton Foreign Securities Fund - Class 2   94,139  14.47  1,362,291    1.14%     0.75%      9.35%
3   Franklin Templeton Templeton Global Asset Allocation Fund -
      Class 1                                                           437  13.61      5,946    3.72%     0.75%      3.08%
3   JPMorgan Bond Portfolio                                              40  12.19        487    2.52%     0.75%      2.04%
2   JPMorgan Mid Cap Value Portfolio                                 74,952  14.40  1,079,343    0.19%     0.75%      8.40%
3   JPMorgan U.S. Large Cap Core Equity Portfolio                        95   9.46        894    1.34%     0.75%      0.60%
2   Mercury Value Opportunities V.I. Fund - Class I *                37,670  14.21    535,423    0.26%     0.75%      9.56%
3   Neuberger Berman AMT Limited Maturity Bond Portfolio -
    Class I                                                             484  11.12      5,384    3.17%     0.75%      0.69%

                                   VA B - 42

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE G - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2005 are as follows:

                                                                                         Investment
                                                                       Unit                Income    Expense    Total
Sub-accounts                                                    Units  Value  Net Assets Ratio (a)  Ratio (b) Return (c)
------------                                                    ------ ------ ---------- ---------- --------- ----------
3   Neuberger Berman AMT Partners Portfolio - Class I               53 $13.48  $    716     0.97%     0.75%     17.17%
3   Oppenheimer Global Securities Fund/VA - Non-Service Shares   4,712  13.97    65,837     1.08%     0.75%     13.46%
3   Oppenheimer Main Street Fund/VA - Non-Service Shares         2,662  10.78    28,690     1.32%     0.75%      5.19%
2   PIMCO VIT High Yield Portfolio - Administrative Class       18,945  11.83   224,063     6.53%     0.75%      3.34%
2   PIMCO VIT Long-Term U.S. Government Portfolio -
      Administrative Class                                      71,321  11.16   795,613     3.59%     0.75%      3.96%
3   SunAmerica Aggressive Growth Portfolio - Class 1                76   9.51       721     0.00%     0.75%      7.93%
3   SunAmerica - SunAmerica Balanced Portfolio - Class 1           556   9.53     5,293     2.66%     0.75%      1.14%
3   SunAmerica Alliance Growth Portfolio - Class 1               1,120   9.71    10,872     0.33%     0.75%     15.76%
3   SunAmerica Global Bond Portfolio - Class 1                     333  11.80     3,935     4.18%     0.75%      3.81%
3   SunAmerica Growth-Income Portfolio - Class 1                 2,434  10.29    25,037     0.51%     0.75%      6.40%
3   SunAmerica MFS Mid-Cap Growth Portfolio - Class 1            1,298   6.62     8,596     0.00%     0.75%      2.42%
2   UIF Money Market Portfolio - Class I Shares                 23,281  10.51   244,633     2.62%     0.75%      1.90%
1   Van Eck Worldwide Emerging Markets Fund - Initial Class      5,679  16.20    92,017     0.72%     0.90%     30.82%
1   Van Eck Worldwide Hard Assets Fund - Initial Class           4,565  23.32   106,433     0.30%     0.90%     50.32%

Footnotes

1  Variable Universal Life Policy product.
2  Executive Advantage product.
3  Gemstone Life product.

(a)These amounts represent the dividends, excluding capital gain distributions from mutual funds, received by the Sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that result in direct reduction in the unit value. The recognition of investment income by the Sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the Sub-accounts invest.

(b)These amounts represent the annualized policy expenses of the Account, consisting primarily of mortality and expense risk charges, for each year indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(c)These amounts represent the total return for the years indicated, including changes in the value of the underlying Sub-account, and reflect deductions for those expenses that result in a direct reduction to unit values. The total return does not include policy charges deducted directly from account values. For the years ended December 31, 2009, 2008, 2007, 2006 and 2005, a total return was calculated using the initial unit value for the Sub-account if the Sub-account became an available investment option during the year and the underlying Fund was not available at the beginning of the year.

*  Fund Name Changes

2005

-  Effective May 1, 2005, Merrill Lynch funds were rebranded as Mercury funds.

- Effective May 2, 2005, AllianceBernstein Premier Growth Portfolio - Class A changed its name to AllianceBernstein Large Cap Growth Portfolio - Class A.

- Effective May 2, 2005, AllianceBernstein Technology Portfolio - Class A changed its name to AllianceBernstein Global Technology Portfolio - Class A.

2006

- Effective February 1, 2006, AllianceBernstein Total Return Portfolio - Class A changed its name to AllianceBernstein Balanced Shares Portfolio - Class A.

- Effective October 2, 2006, Mercury funds changed their names to BlackRock funds.

2007

-  Effective May 1, 2007, Neuberger Berman AMT Limited Maturity Bond Portfolio
   - Class I changed its name to Neuberger Berman AMT Lehman Brothers Short Duration Bond Portfolio - Class I.

- Effective May 1, 2007, SunAmerica - SunAmerica Balanced Portfolio - Class I changed its name to SunAmerica Balanced Portfolio - Class I.

- Effective May 1, 2007, SunAmerica MFS Mid-Cap Growth Portfolio - Class 1 changed its name to SunAmerica Mid-Cap Growth Portfolio - Class I.

2008

- Effective May 1, 2008, VALIC Company I Mid Cap Index Fund changed its name to AIG Retirement Company I Mid Cap Index Fund.


                                   VA B - 43

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE G - FINANCIAL HIGHLIGHTS - CONTINUED

*  Fund Name Changes - Continued

2008 - Continued

- Effective May 1, 2008, VALIC Company I Small Cap Index Fund changed its name to AIG Retirement Company I Small Cap Index Fund.

- Effective September 26, 2008, Neuberger Berman AMT Lehman Brothers Short Duration Bond Portfolio - Class I changed its name to Neuberger Berman AMT Short Duration Bond Portfolio - Class I.

2009

- Effective April 24, 2009, JPMorgan Small Company Portfolio changed its name to JPMorgan Insurance Trust Small Cap Core Portfolio - Class 1.

- Effective May 1, 2009, AllianceBernstein Global Technology Portfolio - Class A changed its name to AllianceBernstein Global Thematic Growth Portfolio - Class A.

- Effective May 1, 2009, AIG Retirement Company I Mid Cap Index Fund changed its name to VALIC Company I Mid Cap Index Fund.

- Effective May 1, 2009, AIG Retirement Company I Small Cap Index Fund changed its name to VALIC Company I Small Cap Index Fund.

                                   VA B - 44

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE H - EVENTS RELATED TO AIG

In September 2008, AIG entered into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("New York Fed"). Pursuant to the Fed Facility, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock, with the payments attributable to the Series C Preferred Stock being approximately 79.8 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as converted and (ii) to the extent permitted by law, vote with AIG's common stock on all matters submitted to AIG shareholders and hold approximately 79.8 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as converted. The Series C Preferred Stock will remain outstanding even if the Fed Facility is repaid in full or otherwise terminates. The Fed Facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the Fed Facility obligations and it has not pledged any assets to secure those obligations.

On March 2, 2009, AIG and the New York Fed announced their intent to enter into a transaction pursuant to which AIG will transfer to the New York Fed preferred equity interests in newly-formed special purpose vehicles ("SPVs"), in settlement of a portion of the outstanding balance of the Fed Facility. Each SPV will have (directly or indirectly) as its only asset 100 percent of the common stock of an operating subsidiary of AIG (American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited ("AIA") in one case and American Life Insurance Company ("ALICO") in the other). AIG expects to own the common interests of each SPV. In exchange for the preferred equity interests received by the New York Fed, there would be a concurrent substantial reduction in the outstanding balance and maximum available amount to be borrowed on the Fed Facility. On June 25, 2009, AIG and the New York Fed entered into definitive agreements with respect to these transactions. These transactions closed on December 1, 2009. In exchange for the preferred interests received by the New York Fed, there was a $25 billion reduction in the outstanding balance and maximum amount available to be borrowed under the Fed Facility.

On March 2, 2009, AIG and the New York Fed also announced their intent to enter into a securitization transaction pursuant to which AIG will issue to the New York Fed senior certificates in one or more newly-formed SPVs backed by inforce blocks of life insurance policies in settlement of a portion of the outstanding balance of the Fed Facility. This transaction is no longer being pursued by AIG.

On April 17, 2009, AIG entered into an exchange agreement with the U.S. Department of the Treasury pursuant to which, among other things, the U.S. Department of the Treasury exchanged 4,000,000 shares of the Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock") for 400,000 shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series E Preferred Stock"). The exchange agreement permits the U.S. Department of the Treasury in certain circumstances to exchange a 10-year warrant to purchase 2,689,938.3 shares of common stock (the "Warrant") for 2,689,938.3 shares of Series C Preferred Stock. The Series D Preferred Stock and the Warrant were issued and sold by AIG pursuant to an agreement entered into on November 25, 2008, with the U.S. Department of the Treasury.

                                   VA B - 45

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE H - EVENTS RELATED TO AIG - CONTINUED

On April 17, 2009, AIG and the New York Fed amended the terms of the Fed Facility to, among other things, remove the minimum 3.5 percent LIBOR rate. AIG also entered into a purchase agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury 300,000 shares of Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series F Preferred Stock"), each share with a zero initial liquidation preference, and a warrant to purchase up to 150 shares of common stock, par value $2.50 per share. Pursuant to the purchase agreement, the U.S. Department of the Treasury has committed for five years to provide immediately available funds in an amount up to $29.835 billion so long as (i) AIG is not a debtor in a pending case under Title 11 of the United States Code and (ii) the AIG Credit Facility Trust and the U.S. Department of the Treasury in the aggregate own more than 50 percent of the aggregate voting power of AIG's voting securities. The liquidation preference of AIG's Series F Preferred Stock will increase, on a pro rata basis, by the amount of any draw down on the commitment. The amount of funds available under the commitment will be decreased by the aggregate amount of financial assistance that the U.S. Department of the Treasury provides to AIG, its subsidiaries or any special purpose vehicle established by or for the benefit of AIG or any of its subsidiaries after April 17, 2009, unless otherwise specified by the U.S. Department of the Treasury, in its sole discretion, under the terms of such financial assistance.

Since September 2008, AIG has been working to protect and enhance the value of its key businesses, execute an orderly asset disposition plan and position itself for the future. AIG continually reassesses this plan to maximize value while maintaining flexibility in its liquidity and capital, and expects to accomplish these objectives over a longer time frame than originally contemplated. AIG has decided to retain the companies included in its Life Insurance & Retirement Services operations (including the Company and its subsidiaries) and will continue to own these companies for the foreseeable future.

In connection with the preparation of its annual report on Form 10-K for the fiscal year ended December 31, 2009, management of AIG assessed whether AIG has the ability to continue as a going concern for the next twelve months. Based on the U.S. government's continuing commitment, the already completed transactions and the other expected transactions with the New York Fed, plans of AIG's management to stabilize AIG's businesses and dispose of certain assets, and after consideration of the risks and uncertainties of such plans, management of AIG believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations during this period. It is possible that the actual outcome of one or more of the plans of AIG's management could be materially different, or that one or more of the significant judgments or estimates of AIG's management about the potential effects of these risks and uncertainties could prove to be materially incorrect, or that the transactions with the New York Fed previously discussed fail to achieve the desired objectives. If one or more of these possible outcomes is realized and financing is not available, AIG may need additional U.S. government support to meet its obligations as they come due. Without additional support from the U.S. government, in the future there could be substantial doubt about AIG's ability to continue as a going concern. If AIG were not able to continue as a going concern, management believes this could have a material effect upon the Company and its operations.

On March 1, 2010, AIG announced a definitive agreement for the sale of the AIA Group, Limited, one of the world's largest pan-Asian life insurance companies, to Prudential plc for approximately $35.5 billion, including approximately $25 billion in cash, $8.5 billion in face value of equity and equity-linked securities, and $2.0 billion in face value of preferred stock of Prudential plc, subject to closing adjustments. The cash portion of the proceeds from the sale will be used to redeem the preferred interests of the special purpose vehicle held by the New York Fed with a liquidation preference of approximately $16 billion and to repay approximately $9 billion under the Fed Facility.

On March 8, 2010, AIG announced a definitive agreement for the sale of American Life Insurance Company, one of the world's largest and most diversified international life insurance companies, to MetLife, Inc. (MetLife) for approximately $15.5 billion, including $6.8 billion in cash and the remainder in equity securities of MetLife, subject to closing adjustments. The cash portion of the proceeds from this sale will be used to reduce the liquidation preference of the preferred interests of the special purpose vehicle held by the New York Fed.

                                   VA B - 46

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT B
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE H - EVENTS RELATED TO AIG - CONTINUED

American International Group closed the sale of a portion of its asset management business to Pacific Century Group at the end of March 2010, and the divested portion of the asset management business has been branded as PineBridge Investments. In connection with the closing of the sale, the Company's investment advisory agreement previously entered into with AIG Global Investment Corp. was assigned to AIG Asset Management (U.S.), LLC ("AMG"), an American International Group affiliate, and the majority of the Company's invested assets are currently managed by AMG.

Additional information on AIG is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding AIG as described above is qualified by regulatory filings AIG files from time to time with the SEC.

                                   VA B - 47

                             FINANCIAL STATEMENTS

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                       DECEMBER 31, 2009, 2008 AND 2007

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                             FINANCIAL STATEMENTS

                                   CONTENTS

  Report of Independent Registered Public Accounting Firm............... F - 1

  Audited Financial Statements

  Balance Sheets........................................................ F - 2
  Statements of Income (Loss)........................................... F - 4
  Statements of Comprehensive Income (Loss)............................. F - 5
  Statements of Shareholder's Equity.................................... F - 6
  Statements of Cash Flows.............................................. F - 7
  Notes to Financial Statements......................................... F - 9

[LOGO] PRICEWATERHOUSECOOPERS LLP

                                                     PRICEWATERHOUSECOOPERS LLP
                                                                 1201 LOUISIANA
                                                                     SUITE 2900
                                                          HOUSTON TX 77002-5678
                                                       TELEPHONE (713) 356 4000
                                                       FACSIMILE (713) 356 4717

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of The United States Life Insurance Company in the City of New York

In our opinion, the accompanying balance sheets and the related statements of income (loss), of comprehensive income (loss), of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of The United States Life Insurance Company in the City of New York (the "Company"), an indirect, wholly-owned subsidiary of American International Group, Inc., at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for other-than-temporary impairments of fixed maturity securities as of April 1, 2009.

PRICEWATERHOUSECOOPERS LLP

April 30, 2010

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                                BALANCE SHEETS

                                                            DECEMBER 31
                                                       ---------------------
                                                          2009       2008
                                                       ---------- ----------
                                                          (In Thousands)
    ASSETS
    Investments:
       Fixed maturity securities, available for sale,
         at fair value (cost: $3,772,146 in 2009 and
         $3,574,933 in 2008).......................... $3,736,716 $3,373,776
       Fixed maturity securities, trading, at fair
         value........................................     13,356     13,803
       Equity securities, available for sale, at fair
         value (cost: $7,138 in 2009 and $8,557 in
         2008)........................................      9,648      8,399
       Mortgage and other loans receivable (net of
         allowance: $4,435 in 2009 and $0 in 2008)....    349,089    368,438
       Policy loans...................................    210,627    208,856
       Other long-term investments....................      9,377     17,530
       Short-term investments.........................    423,737    126,545
                                                       ---------- ----------
    Total investments.................................  4,752,550  4,117,347

    Cash..............................................     12,878     13,892
    Notes receivable from affiliates..................    129,422    139,385
    Receivable from affiliates........................        318      4,318
    Accrued investment income.........................     46,011     51,673
    Accounts and premiums receivable..................     80,448    102,968
    Reinsurance recoverable - paid losses.............     21,318     21,994
    Reinsurance recoverable - unpaid losses...........    243,733    270,167
    Deferred acquisition costs........................    279,586    377,624
    Income taxes receivable...........................    109,494    175,669
    Separate account assets, at fair value............      1,903      2,154
    Other assets......................................     20,794     27,482
                                                       ---------- ----------
    Total assets...................................... $5,698,455 $5,304,673
                                                       ========== ==========

                See accompanying notes to financial statements.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                                                                                           DECEMBER 31
                                                                                     ----------------------
                                                                                        2009        2008
                                                                                     ----------  ----------
                                                                                      (In Thousands, except
                                                                                           share data)
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
   Policyholder contract deposits................................................... $2,055,600  $2,101,456
   Future policy benefits...........................................................  1,561,890   1,619,418
   Other policyholders' funds.......................................................    346,035     299,171
   Policy and contract claims.......................................................    746,666     801,843
   Payable to affiliates............................................................        554       2,324
   Reinsurance payable..............................................................     41,482      48,741
   Separate account liabilities.....................................................      1,903       2,154
   Other liabilities................................................................    146,349     147,625
                                                                                     ----------  ----------
Total liabilities...................................................................  4,900,479   5,022,732
                                                                                     ----------  ----------
Commitments and Contingent Liabilities (Note 11)

Shareholder's equity:
   Common stock, $2 par value, 1,980,658 shares authorized, issued, and outstanding.      3,961       3,961
   Additional paid-in capital.......................................................    987,097     836,369
   Accumulated deficit..............................................................   (175,544)   (450,715)
   Accumulated other comprehensive loss.............................................    (17,538)   (107,674)
                                                                                     ----------  ----------
Total shareholder's equity..........................................................    797,976     281,941
                                                                                     ----------  ----------
Total liabilities and shareholder's equity.......................................... $5,698,455  $5,304,673
                                                                                     ==========  ==========

                See accompanying notes to financial statements.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                          STATEMENTS OF INCOME (LOSS)

                                                                                                   YEAR ENDED DECEMBER 31
                                                                                              -------------------------------
                                                                                                2009       2008       2007
                                                                                              --------  ---------  ----------
                                                                                                       (In Thousands)
Revenues:
   Premiums and other considerations......................................................... $423,146  $ 517,057  $  552,975
   Net investment income.....................................................................  305,790    312,331     315,059
   Net realized investment losses:
       Total other-than-temporary impairments on available for sale securities...............  (72,595)  (515,832)    (31,799)
       Portion of other-than-temporary impairments on available for sale fixed maturity
         securities recognized in accumulated other comprehensive income (loss)..............   (5,474)        --          --
                                                                                              --------  ---------  ----------
       Net other-than-temporary impairments on available for sale fixed maturities
         recognized in net income (loss).....................................................  (78,069)  (515,832)    (31,799)
       Other realized investment gains (losses)..............................................    6,692   (403,096)    (23,362)
                                                                                              --------  ---------  ----------
          Total net realized investment losses...............................................  (71,377)  (918,928)    (55,161)
   Insurance charges.........................................................................  183,188    181,872     170,736
   Gain on reinsurance settlement............................................................       --         --      32,935
   Other.....................................................................................       82      1,101          90
                                                                                              --------  ---------  ----------
Total revenues...............................................................................  840,829     93,433   1,016,634
                                                                                              --------  ---------  ----------
Benefits and expenses:
   Policyholder benefits.....................................................................  414,083    498,104     445,107
   Interest credited on policyholder contract deposits.......................................  142,477    147,919     143,182
   Amortization of deferred policy acquisition costs.........................................   42,349      4,413      97,619
   Operating costs and expenses..............................................................  186,754    199,048     172,091
                                                                                              --------  ---------  ----------
Total benefits and expenses..................................................................  785,663    849,484     857,999
                                                                                              --------  ---------  ----------
Income (loss) before income taxes............................................................   55,166   (756,051)    158,635
Income taxes expense (benefit):
   Current...................................................................................   15,336   (142,629)    122,914
   Deferred..................................................................................    8,623    175,370     (64,184)
                                                                                              --------  ---------  ----------
Total income taxes...........................................................................   23,959     32,741      58,730
                                                                                              --------  ---------  ----------
Net income (loss)............................................................................ $ 31,207  $(788,792) $   99,905
                                                                                              ========  =========  ==========

                See accompanying notes to financial statements.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                   STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                    YEAR ENDED DECEMBER 31
                                               -------------------------------
                                                  2009       2008       2007
                                               ---------  ---------  ---------
                                                        (In Thousands)
 Net income (loss)............................ $  31,207  $(788,792) $  99,905
                                               ---------  ---------  ---------
 Other comprehensive gain (loss):
    Net unrealized gains (losses) of fixed
      maturity investments on which
      other-than-temporary credit impairments
      were taken - net of reclassification....    49,083         --         --
    Deferred income tax (expense) benefit on
      above changes...........................   (17,179)        --         --
    Net unrealized gains (losses) on all
      other invested assets arising during
      the current period - net of
      reclassification adjustments............   421,881   (160,335)  (132,832)
    Deferred income tax (expense) benefit on
      above changes...........................  (144,463)    56,117     46,504
    Adjustment to deferred policy acquisition
      costs...................................   (73,563)    42,234     15,853
    Deferred income tax benefit (expense) on
      above changes...........................    25,747    (14,782)    (5,549)
                                               ---------  ---------  ---------
    Other comprehensive gain (loss)...........   261,506    (76,766)   (76,024)
                                               ---------  ---------  ---------
 Comprehensive income (loss).................. $ 292,713  $(865,558) $  23,881
                                               =========  =========  =========

                See accompanying notes to financial statements.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                      STATEMENTS OF SHAREHOLDER'S EQUITY

                                                            YEAR ENDED DECEMBER 31
                                                        ------------------------------
                                                           2009       2008      2007
                                                        ---------  ---------  --------
                                                                (In Thousands)
Common stock:
   Balance at beginning and end of year................ $   3,961  $   3,961  $  3,961
                                                        ---------  ---------  --------
Additional paid-in capital:
   Balance at beginning of year........................   836,369    527,274   525,077
   Capital contributions (see Note 12).................   150,728    309,095     2,197
                                                        ---------  ---------  --------
   Balance at end of year..............................   987,097    836,369   527,274
                                                        ---------  ---------  --------
Retained earnings (accumulated deficit):
   Balance at beginning of year........................  (450,715)   338,077   242,296
   Cumulative effect of accounting change, net of tax..   243,964         --    (4,124)
   Net income (loss)...................................    31,207   (788,792)   99,905
                                                        ---------  ---------  --------
   Balance at end of year..............................  (175,544)  (450,715)  338,077
                                                        ---------  ---------  --------
Accumulated other comprehensive loss:
   Balance at beginning of year........................  (107,674)   (30,908)   45,116
   Cumulative effect of accounting change, net of tax..  (171,370)        --        --
   Other comprehensive gain (loss).....................   261,506    (76,766)  (76,024)
                                                        ---------  ---------  --------
   Balance at end of year..............................   (17,538)  (107,674)  (30,908)
                                                        ---------  ---------  --------
Total shareholder's equity............................. $ 797,976  $ 281,941  $838,404
                                                        =========  =========  ========

                See accompanying notes to financial statements.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                           STATEMENTS OF CASH FLOWS

                                                                                                YEAR ENDED DECEMBER 31
                                                                                          ---------------------------------
                                                                                             2009        2008        2007
                                                                                          ---------  -----------  ---------
                                                                                                    (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)........................................................................ $  31,207  $  (788,792) $  99,905
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Change in fixed maturities, trading...................................................    (2,707)       3,797         --
   Change in accounts and premiums receivable............................................    22,520       12,862     (3,773)
   Change in future policy benefits and other policy claims..............................  (268,587)    (242,997)  (190,097)
   Interest credited on policyholder contracts...........................................   142,477      147,919    143,182
   Change in workers' compensation claim reserve, net....................................    (9,207)      31,146     31,486
   Amortization of policy acquisition costs..............................................    42,349        4,413     60,313
   Policy acquisition costs deferred.....................................................   (17,874)     (37,853)   (64,122)
   Provision for current income tax expense..............................................       655     (198,175)    48,564
   Provision for deferred income tax expense.............................................    28,305      175,370    (64,554)
   Depreciation and amortization.........................................................   (21,517)      (7,492)    (6,259)
   Change in indebtedness to/from affiliates.............................................     2,230       (4,925)      (854)
   Change in reinsurance balances........................................................    19,851        9,030     31,039
   Net realized losses...................................................................    71,377      918,928     55,161
   Other, net............................................................................   (63,555)      18,536    (16,228)
                                                                                          ---------  -----------  ---------
Net cash (used in) provided by operating activities......................................   (22,476)      41,767    123,763
                                                                                          ---------  -----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of: Fixed maturity and equity securities.......................................  (444,908)    (352,233)  (775,480)
               Mortgages.................................................................   (15,731)     (13,435)   (55,638)
               Other investments.........................................................  (964,233)    (817,733)  (864,070)
Sales of:     Fixed maturity and equity securities.......................................   240,365      264,889    442,951
               Mortgages.................................................................    33,642       11,471     32,611
               Other investments.........................................................   670,873      740,237    725,942
Redemptions and maturities of fixed maturity and equity securities.......................   281,512      118,992    154,830
Change in securities lending collateral..................................................      (376)     972,941   (651,572)
                                                                                          ---------  -----------  ---------
Net cash (used in) provided by investing activities......................................  (198,856)     925,129   (990,426)
                                                                                          ---------  -----------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder contract deposits...........................................................   194,065      201,432    237,635
Policyholder contract withdrawals........................................................  (124,475)    (107,545)  (139,121)
Change in securities lending payable.....................................................        --   (1,362,370)   758,164
Capital contributions from parent........................................................   150,728      309,095      2,197
                                                                                          ---------  -----------  ---------
Net cash provided by (used in) financing activities......................................   220,318     (959,388)   858,875
                                                                                          ---------  -----------  ---------
(Decrease) increase in cash..............................................................    (1,014)       7,508     (7,788)
Cash at beginning of year................................................................    13,892        6,384     14,172
                                                                                          ---------  -----------  ---------
Cash at end of year...................................................................... $  12,878  $    13,892  $   6,384
                                                                                          =========  ===========  =========

                See accompanying notes to financial statements.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                                                YEAR ENDED DECEMBER 31
                                               ------------------------
                                                 2009    2008    2007
                                               -------  ------- -------
                                                    (In Thousands)
         SUPPLEMENTAL CASH FLOW INFORMATION
         Income taxes paid.................... $14,681  $55,546 $74,350
         Interest received.................... $  (107) $    -- $    --
         Non-cash activity:
         Other various non-cash contributions. $   728  $    -- $    --

                See accompanying notes to financial statements.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

The United States Life Insurance Company in the City of New York (the
"Company") is a wholly-owned subsidiary of AGC Life Insurance Company (the "Parent") and its ultimate parent is American International Group, Inc. ("AIG").

The Company offers a broad portfolio of individual life and annuity products as well as group insurance. The individual life and annuity products include universal life, variable universal life, term, whole life and interest sensitive whole life as well as fixed annuities. These individual life and annuity products are sold primarily to affluent markets, generally through independent general agencies and producers as well as financial institutions. The Company also provides products for certain international markets and other target markets through lower cost distribution channels.

Group insurance products include group life, accidental death & dismemberment ("AD&D"), dental, excess major medical, vision and disability coverage and are sold through independent general agents and producers as well as third party administrators. These products are marketed nationwide to employers, professional and affinity associations.

The Company's credit products are credit life and credit accident and health policies that provide payments on loans if a borrower dies or becomes disabled.

The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing insurance products. The financial condition of AIG and rating downgrades that occurred late in the third quarter of 2008 and AIG's restructuring plan and related events described in Note 14 below (collectively, the "AIG Events") have also impacted the Company's operations. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risks. Continuing volatility in the credit markets may result in additional other-than-temporary impairments relating to the Company's fixed income investments. The Company controls its exposure to these risks by, among other things, closely monitoring and limiting prepayments and extension risk in its portfolio; maintaining a large percentage of its portfolio in liquid securities; engaging in a disciplined process of underwriting; and reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income on variable product assets held in separate accounts. Although management expects to be able to achieve its plans, no assurance can be given that one or more of the risks described above will not result in material adverse effects on the Company's financial position, results of operations or statutory capital and surplus.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain prior period items have been reclassified to conform to the current period's presentation.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.1 PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. The Company considers that its accounting policies that are most dependent on the application of estimates and assumptions, and therefore viewed as critical accounting estimates, are those relating to items considered by management in the determination of:

    .  future policy benefits for life and accident and health contracts;

    .  recoverability of deferred policy acquisition costs ("DAC");

    .  estimated gross profits ("EGP") for investment-oriented products;

    .  other-than-temporary impairments;

    .  liabilities for legal contingencies;

    . estimates with respect to income taxes, including recoverability of deferred tax assets; and

    . fair value measurements of certain financial assets and liabilities, including the Company's economic interest in Maiden Lane II LLC ("ML II"), a Delaware limited liability company whose sole member is the Federal Reserve Bank of New York ("New York Fed"). See Note 3 herein.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's financial condition, results of operations and cash flows could be materially affected.

2.2 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements are both long-duration and short-duration contracts.

Long-duration contracts include traditional whole life, term life, endowment, universal life, variable universal life, fixed annuity, limited payment and investment contracts. These contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most contracts issued by the Company in the future allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

Short-duration contracts include group life, dental, vision, AD&D, excess major medical and disability policies. These contracts provide insurance protection for a fixed period of short duration and enables the insurer to cancel or adjust the provisions of the contract at the end of any contract period, such as adjusting the amount of premiums charged or coverage provided. Credit contracts are considered short-duration contracts.

2.3 PARTICIPATING POLICY CONTRACTS

Participating life insurance accounted for approximately 20.87 percent of life insurance in force at December 31, 2009.

Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $2.6 million, $3.4 million and $3.2 million in 2009, 2008 and 2007, respectively, and are included in death and other benefits in the statements of income.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.4 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

Fixed maturity and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, net of deferred taxes and an adjustment to DAC, are recorded as a separate component of accumulated other comprehensive income (loss), within shareholder's equity. Realized gains and losses on the sale of investments are recognized in income at the date of sale and are determined by using the specific cost identification method.

Interest on fixed maturity securities is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Premiums and discounts arising from the purchase of bonds classified as available for sale are treated as yield adjustments over their estimated lives, until maturity, or call date, if applicable. Dividend income on equity securities is generally recognized as income on the ex-dividend date.

Fixed maturity and equity securities classified as trading securities are carried at fair value. Trading securities include the Company's economic interest in ML II, which is carried at fair value. For discussion on ML II, see Notes 2.1, 6 and 7. Realized and unrealized gains and losses on trading securities are reported in net investment income.

EVALUATING INVESTMENTS FOR OTHER-THAN-TEMPORARY IMPAIRMENTS

On April 1, 2009, the Company adopted prospectively a new accounting standard addressing the evaluation of fixed maturity securities for other-than-temporary impairments. These requirements have significantly altered the Company's policies and procedures for determining impairment charges recognized through earnings. The new standard requires a company to recognize the credit component (a credit impairment) of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The new standard also changes the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold the security until recovery and requires additional disclosures. A credit impairment, which is recognized in earnings when it occurs, is the difference between the amortized cost of the fixed maturity security and the estimated present value of cash flows expected to be collected (recovery value), as determined by management. The difference between fair value and amortized cost that is not related to a credit impairment is recognized as a separate component of accumulated other comprehensive income (loss). The Company refers to both credit impairments and impairments recognized as a result of intent to sell as "impairment charges". The impairment model for equity securities was not affected by the new standard.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.4 INVESTMENTS (CONTINUED)

IMPAIRMENT POLICY -- EFFECTIVE APRIL 1, 2009 AND THEREAFTER

FIXED MATURITY SECURITIES

If the Company intends to sell a fixed maturity security or it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, an other-than-temporary impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to earnings.

For all other fixed maturity securities for which a credit impairment has occurred, the amortized cost is written down to the estimated recovery value with a corresponding charge to earnings. Changes in fair value compared to recovery value, if any, is charged to unrealized appreciation (depreciation) of fixed maturity investments on which other-than-temporary credit impairments were taken (a component of accumulated other comprehensive income (loss)).

When assessing the Company's intent to sell a fixed maturity security, or if it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis, management evaluates relevant facts and circumstances including, but not limited to, decisions to reposition the Company's investment portfolio, sale of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing.

The Company considers severe price declines and the duration of such price declines in its assessment of potential credit impairments. The Company also modifies its modeled outputs for certain securities when it determines that price declines are indicative of factors not comprehended by the cash flow models.

In periods subsequent to the recognition of an other-than-temporary impairment charge for available for sale fixed maturity securities that is not foreign exchange related, the Company generally prospectively accretes into income the difference between the new amortized cost and the expected undiscounted recovery value over the remaining expected holding period of the security.

In assessing whether a credit impairment has occurred for a structured fixed maturity security, the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of the securities.

When estimating future cash flows for a structured fixed maturity security (e.g. Residential mortgage-backed securities ("RMBS"), Commercial mortgage-backed securities ("CMBS"), Collateralized debt obligations ("CDO"), Asset backed securities ("ABS")) management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

    .  Current delinquency rates;

    .  Expected default rates and timing of such defaults;

    .  Loss severity and timing of any such recovery;

    .  Expected prepayment speeds; and

    .  Ratings of securities underlying structured products.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.4 INVESTMENTS (CONTINUED)

FIXED MATURITY SECURITIES (CONTINUED)

For corporate, municipal and sovereign fixed maturity securities determined to be credit impaired, management considers the fair value as the recovery value when available information does not indicate that another value is more relevant or reliable. When management identifies information that supports a recovery value other than the fair value, the determination of a recovery value considers scenarios specific to the issuer and the security, and may be based upon estimates of outcomes of corporate restructurings, political and macro economic factors, stability and financial strength of the issuer, the value of any secondary sources of repayment and the disposition of assets.

EQUITY SECURITIES

The impairment model for equity securities and other cost and equity method investments was not affected by the adoption of the new accounting standard related to the other-than-temporary impairments in the second quarter of 2009. The Company continues to evaluate its available for sale equity securities, equity method and cost method investments for impairment by considering such securities as candidates for other-than-temporary impairment if they meet any of the following criteria:

    . The security has traded at a significant (25 percent or more) discount to cost for an extended period of time (nine consecutive months or longer);

    . A discrete credit event has occurred resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

    . The Company has concluded that it may not realize a full recovery on its investment, regardless of the occurrence of one of the foregoing events.

The determination that an equity security is other-than-temporarily impaired requires the judgment of management and consideration of the fundamental condition of the issuer, its near-term prospects and all the relevant facts and circumstances. The above criteria also consider circumstances of a rapid and severe market valuation declines in which the Company could not reasonably assert that the impairment period would be temporary (severity losses).

FIXED MATURITY SECURITIES IMPAIRMENT POLICY -- PRIOR TO APRIL 1, 2009

In all periods prior to April 1, 2009, the Company assessed its ability to hold any fixed maturity available for sale security in an unrealized loss position to its recovery at each balance sheet date. The decision to sell any such fixed maturity security classified as available for sale reflected the judgment of the Company's management that the security sold was unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflected management's judgment that the risk-adjusted ultimate recovery was less than the value achievable on sale.

In those periods, the Company evaluated its fixed maturity securities for other-than-temporary impairments with respect to valuation as well as credit.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.4 INVESTMENTS (CONTINUED)

FIXED MATURITY SECURITIES IMPAIRMENT POLICY -- PRIOR TO APRIL 1, 2009
(CONTINUED)

After a fixed maturity security had been identified as other-than-temporarily impaired, the amount of such impairment was determined as the difference between fair value and amortized cost and the entire amount was recorded as a charge to earnings.

MORTGAGE AND OTHER LOANS RECEIVABLE

Mortgage and other loans receivable includes mortgage loans on real estate, collateral, commercial and guaranteed loans. Mortgage loans are classified as loans held for investment.

Mortgage Loans Held for Investment

Loans classified as "held for investment" are those that the Company has the intent and ability to hold for the foreseeable future, or until maturity or payoff. Mortgage loans held for investment are carried at unpaid principal balances less valuation allowances and deferred fees or expenses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on such loans is accrued as earned. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income in the statements of income (loss). Non-refundable loan origination fees and certain incremental direct origination costs are offset and the resulting net amount is deferred and amortized in net investment income (or expense) over the life of the related loan as an adjustment of the loan's yield. Loan commitment fees are generally deferred and recognized in net investment income (expense) as an adjustment of yield over the related life of the loan or upon expiration of the commitment if the commitment expires unexercised.

Valuation Allowance

An allowance for mortgage and other loans receivable is based on certain risk factors and recognized when collection of all amounts due under the contractual terms is not probable. There are two components of allowance for loan loss:
(i) individual loans that are specifically reserved ("specific loan loss allowance") and (ii) groups of loans that have specific characteristics indicating a probable loss although the loss cannot be determined for any individual loan in the group ("segment loan loss allowance").

A specific loan loss allowance is determined based on the fair value of the collateral supported by an internal cash flow analysis, third party broker opinion of value or a third party appraisal report. The allowance amount is calculated as the excess of book value of the individual loan over the fair value of its collateral, net of a sales cost estimate.

The Company segregates pools of loans with higher risk profile from the mortgage loan portfolio to determine a segment loan loss allowance, using factors such as vintage, maturity date, debt service coverage ratio ("DSCR"), loan to value ("LTV") and type of loan. The Company reviews and revises these key assumptions on a quarterly basis based on an analysis of market conditions. The appraised value of the collateral of the loans with higher risk profile is then reduced by a percentage, which is based on current market conditions. To the extent that the reduced appraised value of the collateral with higher risk profile is lower than its book value, an allowance is recorded. Loans with specific loan loss allowance are excluded from the segment loan loss allowance.

Additions or reductions to the allowance for loan losses are made through charges or credits to realized investment gains (losses) in the statements of income (loss).

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.4 INVESTMENTS (CONTINUED)

POLICY LOANS

Policy loans are carried at unpaid principal amount. There is no allowance for policy loans because these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

PARTNERSHIPS AND OTHER INVESTED ASSETS

Partnerships in which AIG holds less than a five percent interest are carried at fair value and the change in fair value is recognized as a component of accumulated other comprehensive income (loss). With respect to partnerships in which AIG holds in the aggregate a five percent or greater interest, or less than five percent interest but AIG has more than a minor influence over the operations of the investee, the Company's carrying value is its share of the net asset value. The changes in such net asset values accounted for under the equity method are recorded in earnings through net investment income. In applying the equity method of accounting, the Company consistently uses financial information provided by the general partners or manager of each of these investments, which is generally one to three months prior to the end of the Company's reporting period. The financial statements of these investees are generally audited on an annual basis.

SHORT-TERM INVESTMENTS

Short-term investments consist of interest-bearing money market funds, investment pools, and other investments with original maturities within one year from the date of purchase.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company takes positions from time to time in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates, foreign currencies and equity markets on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes may include interest rate swaps, foreign currency swaps, index options (long and short positions) and futures contracts (short positions on U.S. treasury notes and U.S. long bonds). The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

The Company issues equity-indexed universal life and annuity products, which contain embedded derivatives associated with guarantees tied to certain indices. The Company may purchase call options from the S&P 500 Index, the Dow Jones EURO STOXX 50, Nikkei 225 Index and the Hang Seng Index to offset the increase in its liabilities resulting from the equity-indexed features of these products. With the exception of premiums required for the purchase of publicly-traded or over-the-counter traded options and futures, derivatives contracts purchased by the Company require no up-front cash payment and provide for net settlement.

The Company believes its hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting. The Company carries all derivatives at fair value in the balance sheets. Changes in the fair value of derivatives are reported as part of net realized investment gains and losses in the statements of income (loss). See Note 5 for additional disclosures.

CASH

Cash represents cash on hand and non-interest bearing demand deposits.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.5 DEFERRED POLICY ACQUISITION COSTS ("DAC")

Policy acquisition costs represent those costs, including commissions, underwriting and certain marketing expenses, that vary with and are primarily related to the acquisition of new business.

Policy acquisition costs for traditional life and accident and health insurance products are generally deferred and amortized, with interest, over the premium paying period. For group contracts, the DAC is amortized in relation to the expected revenue over the rate guarantee period. Policy acquisition costs and policy issuance costs related to universal life, and investment-type products (investment-oriented products) are deferred and amortized, with interest, in relation to the incidence of EGPs to be realized over the estimated lives of the contracts. EGPs are composed of net interest income, net realized investment gains and losses, fees, surrender charges, expenses, and mortality gains and losses. If EGPs change significantly, DAC is recalculated using the new assumptions. Any resulting adjustment is included in income as an adjustment to DAC. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the current and projected future profitability of the underlying insurance contracts. The DAC for investment-oriented products is also adjusted with respect to EGPs as a result of changes in the net unrealized gains or losses on fixed maturity and equity securities available for sale. Because fixed maturity and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains/losses on fixed maturity and equity securities available for sale that is credited or charged directly to accumulated other comprehensive income (loss).

2.6 SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities represent funds that are separately administered for variable annuities and variable universal life contracts, for which the investment risk lies solely with the contract holder, except to the extent of minimum guarantees made by the Company with respect to certain policies. Therefore, the Company's liability for these separate accounts equals the value of the separate account assets. Separate account assets are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share and are insulated from creditors. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the statements of income (loss), comprehensive income (loss), and cash flows.

The Company receives administrative fees and other fees for assuming mortality and certain expense risks. Such fees are included in other revenue in the statement of income (loss).

2.7 POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits are recorded at accumulated value (deposits received, plus accrued interest, less withdrawals and assessed fees).

Deposits collected on non-traditional life and annuity insurance products, such as those sold by the Company, are not reflected as revenues in the Company's statements of income (loss), as they are recorded directly to policyholder contract deposits, or to liabilities related to variable accounts, upon receipt.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.8 FUTURE POLICY BENEFITS

The Company's insurance and annuity liabilities are comprised of both long-duration and short-duration contracts. Many contracts cannot be changed or canceled by the Company during the contract period.

Reserves for traditional life and annuity payout contracts are based on estimates of the cost of future policy benefits. Interest assumptions used to compute reserves ranged from 1.90 percent to 13.50 percent at December 31, 2009. Reserves for traditional life are determined using the net level premium method. For deferred annuities and interest-sensitive life insurance policies, reserves equal the sum of the policy account balance, deferred revenue charges, and as applicable, reserves required by accounting and reporting standards for certain nontraditional long-duration contracts and for separate accounts. Equity indexed business is reserved according to accounting standards for derivative instruments and hedging activities.

For group and credit contracts the policy reserve is equal to the unearned premium reserves. The unearned premium reserve for group business is based on gross premium and is calculated on a pro rata basis. The unearned premium reserve for credit business is also based on the gross premium and uses one of three methods: (i) rule of 78, (ii) pro rata, or iii) mean of pro rata and rule of 78.

Waiver of premium reserves for life insurance are based on the 1970 Krieger table, modified for Company experience. The interest rate assumption varies by year of incurral and the average is approximately 6.10 percent.

Claim reserves attributable to the workers' compensation carve-out business assumed from Superior National Insurance Company (in Liquidation) are estimated by using a loss development analysis, based upon a combination of actuarial methods including paid loss development, incurred loss development, and the Bornhuetter-Ferguson method, using both paid and incurred claims. Future expected claim payments are discounted using a 3 percent discount rate (see
Note 11).

2.9 OTHER POLICYHOLDER'S FUNDS

Included in policyholders' funds are primarily unearned revenue reserves ("URR"), liabilities for dividends arising out of participating business, reserves for experience rated group products and liabilities for policyholder premium deposit funds.

URR consists of front end loads on interest sensitive contracts, representing those policy loads that are non-level and typically higher in initial policy years than in later policy years. Front end loads for interest sensitive life insurance policies are generally deferred and amortized, with interest, in relation to the incidence of gross profit margins to be realized over the estimated lives of the contracts and are subject to the same adjustments due to changes in the assumptions underlying gross profit margins as DAC.

Liabilities for dividends arise from participating products issued by the Company. Participating products are those which share in the earnings of the company based on provisions within the insurance contracts sold. These dividends are declared annually by the Board of Directors and may be paid in cash, or they may be applied to reduce future premiums or purchase additional benefits, or they may be left to accumulate with interest until a later date. The liabilities also include provisions for dividends payable, an estimate of dividends to be paid in the future but which are not yet payable.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.9 OTHER POLICYHOLDER'S FUNDS (CONTINUED)

Provisions for experience rating refunds arise from contractual obligations between the Company and the group being insured. Periodic assessments of the experience of the insured group are undertaken and the group participates in the profits of the business, either through adjustments to premiums or through refunds from the liability for the refund.

Premium deposit funds represent a liability for premiums received in advance of their due dates. Such premiums are allowed to accumulate with interest until they are due, at which time the premiums are applied to the underlying policies.

2.10 POLICY AND CONTRACT CLAIMS

Policy claims and benefits payable include amounts representing: (i) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims; and (ii) an estimate, based upon prior experience, for accident and health reported and incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments are reflected in current period income.

Incurred but not reported claim reserves for accident and health business are based upon historical patterns demonstrated through run-out studies. Reserves for open group long term disability ("LTD") claims are based on Table 95a, modified for Company experience. The interest rate assumption varies by year of incurral, but the average approximates 5.72 percent. Reserves for credit disability claims are based on the 1964 Commissioner Disability Tables, modified for Company experience, at 3.0 percent. Loss adjustment expense reserves are most material on LTD claims. These reserves are calculated on a seriatim basis based on values derived from expense studies.

2.11 PREMIUM RECOGNITION

Premiums for traditional life insurance are recognized when due. Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges and are included in insurance charges in the statements of income (loss). Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC (see Note 2.5).

Premiums for group and credit business are earned over the contract term. The portion of group and credit premiums that are not earned at the end of a reporting period are recorded as unearned premium. The Company estimates and accrues group and credit premiums due but not yet collected.

2.12 NET INVESTMENT INCOME

Net investment income represents income primarily from the following sources in the Company's operations:

    . Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.

    . Dividend income and distributions from common and preferred stock and other investments when receivable.

    . Realized and unrealized gains and losses from investments in trading securities accounted for at fair value.

    . Earnings from hedge funds and limited partnership investments accounted for under the equity method.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.13 NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains and losses are determined by specific identification. The net realized investment gains and losses are generated primarily from the following sources:

    . Sales of fixed maturity and equity securities (except trading securities accounted for at fair value), and other types of investments.

    . Reductions to the cost basis of fixed maturity and equity securities (except trading securities accounted for at fair value), and other types of investments for other-than-temporary impairments.

    .  Changes in fair value of derivatives.

    .  Exchange gains and losses resulting from foreign currency transactions.

2.14 INCOME TAXES

Deferred taxes and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income.

2.15 SECURITIES LENDING INVESTED COLLATERAL AND SECURITIES LENDING PAYABLE

On December 12, 2008, the Company terminated its securities lending activities (see Note 7 for additional information).

Securities lending collateral was invested in interest-bearing cash equivalents and fixed maturity securities, primarily floating-rate bonds. Securities lending collateral investments in fixed maturity securities were carried at fair value and accounted for in a manner consistent with other available-for-sale fixed maturity securities, and were evaluated for other-than-temporary impairment by applying the same criteria used for other fixed maturity securities. The Company's allocated portion of income earned on the invested collateral, net of interest repaid to the borrowers under the securities lending agreements and the related management fees paid to administer the program, was recorded as investment income in the statements of income (loss). The Company's allocated portion of any realized investment losses on the invested collateral was recorded in the statements of income
(loss). The Company generally obtained and maintained cash collateral from securities borrowers at current market levels for the securities lent. During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings. Changes in forward purchase commitments were recorded as net realized investment gains (losses) in the statements of income (loss).

Since the Company terminated its securities lending activities on December 12, 2008, there were no securities subject to securities lending agreements on the balance sheets at December 31, 2009 or 2008.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.16 RECENTLY ISSUED ACCOUNTING STANDARDS

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2007:

Deferred Acquisition Costs

In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued an accounting standard that provides guidance on accounting for internal replacements of insurance and investment contracts other than those specifically described in the accounting standard for certain long-duration contracts issued by insurance enterprises. The standard defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Internal replacements that result in a substantially changed contract are accounted for as a termination and a replacement contract. The effective date of the implementation guidance was January 1, 2007. The adoption of this guidance did not have a material effect on the Company's financial condition or results of operations.

Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board ("FASB") issued an accounting standard which clarifies the accounting for uncertainty in income tax positions. The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. The standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The Company adopted the interpretation on January 1, 2007. No increase in the liability for unrecognized tax benefits was required upon adoption.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2008:

Fair Value Measurements

In September 2006, the FASB issued an accounting standard that defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. The standard also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. The Company adopted the standard on January 1, 2008, its required effective date. The standard must be applied prospectively, except for certain stand-alone derivatives and hybrid instruments, which must be applied as a cumulative effect of change in accounting principle to retained earnings at January 1, 2008. The adoption of the standard did not have a material effect on the Company's financial condition or results of operations.

Fair Value Option

In February 2007, the FASB issued an accounting standard that permits entities to choose to measure at fair value many financial instruments and certain other items that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in income. The standard also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The standard permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability, or upon most events that gives rise to a new basis of accounting for that instrument. The Company adopted the new standard on January 1, 2008, its required effective date. The Company did not make any fair value measurement elections upon initial adoption of the standard.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.16 RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

Fair Value of Financial Assets in Inactive Markets

In October 2008, the FASB issued an accounting standard that provides guidance clarifying certain aspects with respect to the fair value measurements of a security when the market for that security is inactive. The Company adopted this guidance in the third quarter of 2008. The effects of adopting the new standard on the Company's financial condition and results of operations were not material.

Amendment to Other-Than-Temporary Impairment Guidance

In January 2009, the FASB issued an accounting standard that amends the impairment guidance on recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The standard also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements related to the accounting for certain investments in debt and equity securities and other related guidance. The Company adopted this guidance in the fourth quarter of 2008. The effects of adopting the standard on the Company's financial condition and results of operations were not material.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2009:

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued an accounting standard that requires noncontrolling (i.e., minority) interests in partially owned consolidated subsidiaries to be classified in the consolidated balance sheets as a separate component of equity, or in the mezzanine section of the balance sheets (between liabilities and equity) if such interests do not qualify for "permanent equity" classification. The new standard also specifies the accounting treatment for subsequent acquisitions and sales of noncontrolling interests and how noncontrolling interests should be presented in the consolidated statements of income (loss). The noncontrolling interests' share of subsidiary income (loss) should be reported as a part of net income (loss) with disclosure of the attribution of net income (loss) to the controlling and noncontrolling interests on the face of the statements of income (loss).

The Company adopted the new standard on January 1, 2009 and applied it prospectively, except for presentation and disclosure requirements. The adoption of the new standard had no effect on the Company's financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued an accounting standard that requires enhanced disclosures about (a) how and why the Company uses derivative instruments,
(b) how derivative instruments and related hedged items are accounted for, and
(c) how derivative instruments and related hedged items affect the Company's financial condition, results of operations, and cash flows. The Company adopted the new standard on January 1, 2009.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.16 RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

Subsequent Events

In May 2009, the FASB issued an accounting standard that requires disclosure of the date through which a company evaluated the need to disclose events that occurred subsequent to the balance sheet date and whether that date represents the date the financial statements were issued or were available to be issued. The Company adopted the new standard for the period ended June 30, 2009.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued an accounting standard that requires a company to recognize the credit component of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changed the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold until recovery. The standard does not change the recognition of other-than-temporary impairment for equity securities. The standard requires additional disclosures in interim and annual reporting periods for fixed maturity and equity securities.

The Company adopted the new standard on April 1, 2009 and recorded an after-tax cumulative effect adjustment to increase the Company's shareholder's equity by $72.6 million as of April 1, 2009, consisting of a decrease in accumulated deficit of $244.0 million and an increase to accumulated other comprehensive loss of $171.4 million, net of tax. The net increase in the Company's shareholder's equity was due to a reversal of a portion of the deferred tax asset valuation allowance for certain previous non-credit impairment charges directly attributable to the change in accounting principle (see Note 13 herein). The cumulative effect adjustment resulted in an increase of approximately $302.9 million in the amortized cost of fixed maturity securities, which has the effect of significantly reducing the accretion of investment income over the remaining life of the underlying securities, beginning in the second quarter of 2009. The effect of the reduced investment income will be offset, in part, by a decrease in the amortization of DAC and sales inducements assets.

The new standard is expected to reduce the level of other-than-temporary impairment charges recorded in earnings for fixed maturity securities due to the following required changes in the Company's accounting policy for other-than-temporary impairments:

    . Impairment charges for non-credit (e.g., severity) losses are no longer recognized;

    . The amortized cost basis of credit impaired securities will be written down through a charge to earnings to the present value of expected cash flows, rather than to fair value; and

    . For fixed maturity securities that are not deemed to be credit-impaired, the Company is no longer required to assert that it has the intent and ability to hold such securities to recovery to avoid an other-than-temporary impairment charge. Instead, an impairment charge through earnings is required only in situations where the Company has the intent to sell the fixed maturity security or it is more likely than not that the Company will be required to sell the security prior to recovery.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.16 RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

Recognition and Presentation of Other-Than-Temporary Impairments (continued)

The following table presents the components of the change in the Company's shareholder's equity at April 1, 2009 due to the adoption of the new accounting standard for other-than-temporary impairments:

                                                           (Increase)
                                                           Decrease to  Net Increase
                                              (Increase)   Accumulated     in the
                                              Decrease to     Other       Company's
                                              Accumulated Comprehensive Shareholder's
                                                Deficit       Loss         Equity
                                              ----------- ------------- -------------
                                                          (In Thousands)
Net effect of the increase in amortized cost
  of available for sale fixed maturity
  securities.................................  $302,906     $(302,906)     $    --
Net effect of related DAC....................   (39,260)       39,260           --
Net effect on deferred income tax assets.....   (19,682)       92,276       72,594
                                               --------     ---------      -------
Net increase in the Company's shareholder's
  equity.....................................  $243,964     $(171,370)     $72,594
                                               ========     =========      =======

Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued an accounting standard that provides guidance for estimating fair value of assets and liabilities when the volume and level of activity for an asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. The new standard also requires extensive additional fair value disclosures. The adoption of the new standard on April 1, 2009, did not have a material effect on the Company's financial condition, results of operations or cash flows.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued an accounting standards update to clarify how the fair value measurement principles should be applied to measuring liabilities carried at fair value. The update explains how to prioritize market inputs in measuring liabilities at fair value and what adjustments to market inputs are appropriate for debt obligations that are restricted from being transferred to another obligor. The update was effective beginning October 1, 2009 for the Company. The adoption of the new standard update did not have a material effect on the Company's financial condition, results of operations or cash flows.

Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In September 2009, the FASB issued an accounting standard update that permits, as a practical expedient, a company to measure the fair value of an investment that is within the scope of the update on the basis of the net asset value per share of the investment (or its equivalent) if that value is calculated in accordance with fair value as defined by the FASB. The standard also requires enhanced disclosures. The new standard applies to investment companies that do not have readily determinable fair values such as certain hedge funds and private equity funds. The new standard was effective for interim and annual periods ending after December 15, 2009. The new standard does not apply to the Company and therefore did not have a material effect on the Company's financial condition, results of operations or cash flows.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.17 FUTURE APPLICATIONS OF ACCOUNTING STANDARDS

Consolidation of Variable Interest Entities

In June 2009, the FASB issued an accounting standard that amends the rules addressing consolidation of variable interest entities with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and has (1) the obligation to absorb losses of the entity or
(2) the right to receive benefits from the entity. The new standard also requires enhanced financial reporting by enterprises involved with variable interest entities. The new standard is effective for interim and annual periods beginning on January 1, 2010 for the Company. Earlier application is prohibited. The Company has assessed and has determined that the standard will not have a material effect on its financial condition, results of operations and cash flows.

3. FAIR VALUE MEASUREMENTS

Amounts related to the Company's financial instruments are as follows:

                                                                                  2009                  2008
                                                                          --------------------- ---------------------
                                                                           CARRYING    FAIR      CARRYING    FAIR
                                                                            AMOUNT     VALUE      AMOUNT     VALUE
                                                                          ---------- ---------- ---------- ----------
                                                                                        (In Thousands)
ASSETS
Fixed maturity securities, available for sale............................ $3,736,716 $3,736,716 $3,373,776 $3,373,776
Fixed maturity securities, trading.......................................     13,356     13,356     13,803     13,803
Equity securities, available for sale....................................      9,648      9,648      8,399      8,399
Mortgage and other loans receivable......................................    349,089    327,087    368,438    372,442
Policy loans.............................................................    210,627    210,627    208,856    208,856
Partnerships and other invested assets (a)...............................      9,377      9,377     17,530     17,530
Short-term investments...................................................    148,906    148,906     65,975     65,975
Accrued investment income................................................     46,011     46,011     51,673     51,673
Separate account assets..................................................      1,903      1,903      2,154      2,154

LIABILITIES
Policyholder contract deposits associated with investment-type contracts. $  360,176 $  372,179 $  326,817 $  358,323

--------
(a)Carrying values presented herein differ from those presented in the balance sheets because certain items within the respective financial statement caption are not considered financial instruments.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Fixed Maturity Securities, Equity Securities and Trading Securities

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value fixed maturity and equity securities in its available for sale and trading portfolios. Market price data generally is obtained from third party pricing vendors.

The Company estimates the fair value of fixed maturity securities not traded in active markets by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For certain fixed maturity securities that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

The fixed maturity securities, trading portfolio consists of an interest in ML
II. At inception, the Company's economic interest in ML II was valued at the transaction price of $17.6 million. Subsequently, the ML II interest is valued using a discounted cash flow methodology that uses the estimated future cash flows of the assets to which the ML II interest is entitled. The Company applies model-determined market discount rates to its interests. These discount rates are calibrated to the changes in the estimated asset values of the underlying assets commensurate with the Company's interests in the capital structure of the respective entities. Estimated cash flows and discount rates used in the valuations are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.

The fair value methodology used assumes the underlying collateral in the interest in ML II will continue to be held and generate cash flows into the foreseeable future and does not assume a current liquidation of the assets underlying the interest in ML II. Other methodologies employed or assumptions made in determining fair value for these investments could result in amounts that differ significantly for the amounts reported.

Mortgage and Other Loans Receivable

Fair value for mortgage loans is primarily determined by using discounted cash flow calculations based upon the Company's current incremental lending rates for similar type loans. Fair value for collateral, commercial and guaranteed loans is based principally on independent pricing services, broker quotes and other independent information.

Policy Loans

The fair values of the policy loans were not calculated as the Company believes it would have to expend excessive costs for the benefits derived.

Partnerships and Other Invested Assets

The Company initially estimates the fair value of investments in certain private limited partnerships and certain hedge funds by reference to the transaction price. Subsequently, the Company obtains the fair value of these investments from net asset value information provided by the general partner or manager of the investments, the financial statements of which generally are audited annually. The Company considers observable market data and performs diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Short-Term Investments

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

Accrued Investment Income

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

Derivative Assets and Liabilities

Derivative assets and liabilities can be exchange-traded or traded over the counter ("OTC"). The Company generally values exchange-traded derivatives using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Fair value measurements for freestanding derivatives incorporate counterparty credit risk by determining the explicit cost for the Company to protect against its net credit exposure to each counterparty at the balance sheet date by reference to observable counterparty credit default swap spreads. The Company's net credit exposure to a counterparty is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as cash collateral posted by the counterparty at the balance sheet date.

Separate Account Assets

Separate account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Policyholder Contract Deposits

Fair value for policyholder contract deposits associated with investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Where no similar contracts are being offered, the discount rate is the appropriate tenor swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

The fair value of embedded derivatives contained in certain equity indexed life and annuity contracts is measured based on actuarial and capital market assumptions related to projected cash flows over the expected lives of the contracts. These cash flow estimates primarily include benefits and related fees assessed, when applicable, and incorporate expectations about policyholder behavior. Estimates of future policyholder behavior are subjective and based primarily on the Company's historical experience. For these contracts the valuation methodology used is the Option Budget Method, which incorporates estimates of the policyholder behavior as well as estimates of the discount rate and option budget. The projection and discount rates utilized are risk-neutral and market-observable. This methodology was implemented in 2007. With the adoption of fair value measurements in 2008 an explicit risk margin was incorporated to take into consideration the estimates of projected cash flows and policyholder behavior.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

Recurring Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

Beginning January 1, 2008, assets and liabilities recorded at fair value in the balance sheets are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below:

.. Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets via third party pricing vendors. The Company does not adjust the quoted price for such instruments.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE (CONTINUED)

Recurring Fair Value Measurements (continued)

.. Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

.. Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability.

The following tables present information about assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the levels of the inputs used:

                                                                           TOTAL FAIR VALUE
                                               LEVEL 1  LEVEL 2   LEVEL 3  DECEMBER 31, 2009
                                               ------- ---------- -------- -----------------
                                                              (In Thousands)
ASSETS:
Fixed maturity securities, available for sale. $   --  $3,383,659 $353,057    $3,736,716
Fixed maturity securities trading.............     --          --   13,356        13,356
Equity securities, available for sale.........  4,954       3,662    1,019         9,635
Partnerships and other invested assets........     --          --    3,431         3,431
Short-term investments........................     --     274,831       --       274,831
Derivative assets.............................     --          60       --            60
Separate account assets.......................  1,903          --       --         1,903
                                               ------  ---------- --------    ----------
   Total...................................... $6,857  $3,662,212 $370,863    $4,039,932
                                               ======  ========== ========    ==========
LIABILITIES:
Policyholder contract deposits................ $   --  $       -- $  3,086    $    3,086
                                               ======  ========== ========    ==========

                                                                           TOTAL FAIR VALUE
                                               LEVEL 1  LEVEL 2   LEVEL 3  DECEMBER 31, 2008
                                               ------- ---------- -------- -----------------
                                                              (In Thousands)
ASSETS:
Fixed maturity securities, available for sale. $   --  $3,072,174 $301,602    $3,373,776
Fixed maturity securities trading.............     --          --   13,803        13,803
Equity securities, available for sale.........  2,703       4,851      833         8,387
Partnerships and other invested assets........     --       4,539    4,199         8,738
Short-term investments........................     --      60,570       --        60,570
Derivative assets.............................      4       1,859       --         1,863
Separate account assets.......................  2,154          --       --         2,154
                                               ------  ---------- --------    ----------
   Total...................................... $4,861  $3,143,993 $320,437    $3,469,291
                                               ======  ========== ========    ==========
LIABILITIES:
Policyholder contract deposits................ $   --  $       -- $  1,135    $    1,135
Derivative liabilities........................      1          --       --             1
                                               ------  ---------- --------    ----------
   Total...................................... $    1  $       -- $  1,135    $    1,136
                                               ======  ========== ========    ==========

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE (CONTINUED)

Recurring Fair Value Measurements (continued)

At December 31, 2009, Level 3 assets totaled $370.9 million, representing 6.51 percent of total assets, and Level 3 liabilities totaled $3.1 million, representing .06 percent of total liabilities.

The following tables present changes during the years ended December 31, 2009 and 2008 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in the statements of income (loss) during the years ended December 31, 2009 and 2008 related to the Level 3 assets and liabilities that remained in the balance sheets at December 31, 2009 and 2008:

                                                   Net                                                     Changes in
                                                Realized                                                   Unrealized
                                                   and                                                        Gains
                                               Unrealized                Purchases,                        (Losses) on
                                                  Gains     Accumulated     Sales                          Instruments
                                    Balance at  (Losses)       Other      Issuances  Transfers  Balance at   Held at
Twelve Months Ended December 31,    Beginning  included in Comprehensive     and     In (Out) /   End of     End of
2009                                of Period  Income (a)  Income (Loss) Settlements   Other      Period     Period
--------------------------------    ---------- ----------- ------------- ----------- ---------- ---------- -----------
                                                                      (In Thousands)
Assets:
Fixed maturity securities,
  available for sale...............  $301,602   $ (31,469)   $(29,137)    $ (35,004)  $147,065   $353,057    $    --
Fixed maturity securities trading..    13,803      (1,090)         --           643         --     13,356      2,707
Equity securities, available for
  sale.............................       833         (13)         63           136         --      1,019         --
Partnerships and other invested
  assets...........................     4,199         (34)       (335)       (1,310)       911      3,431         --
                                     --------   ---------    --------     ---------   --------   --------    -------
   Total...........................  $320,437   $ (32,606)   $(29,409)    $ (35,535)  $147,976   $370,863    $ 2,707
                                     ========   =========    ========     =========   ========   ========    =======
Liabilities:
Policyholder contract deposits.....  $  1,135   $     521    $     --     $   1,430   $     --   $  3,086    $    --
                                     --------   ---------    --------     ---------   --------   --------    -------
   Total...........................  $  1,135   $     521    $     --     $   1,430   $     --   $  3,086    $    --
                                     ========   =========    ========     =========   ========   ========    =======

                                                   Net                                                     Changes in
                                                Realized                                                   Unrealized
                                                   and                                                        Gains
                                               Unrealized                Purchases,                        (Losses) on
                                                  Gains     Accumulated     Sales                          Instruments
                                    Balance at  (Losses)       Other      Issuances  Transfers  Balance at   Held at
Twelve Months Ended December 31,    Beginning  included in Comprehensive     and     In (Out) /   End of     End of
2008                                of Period  Income (a)  Income (Loss) Settlements   Other      Period     Period
--------------------------------    ---------- ----------- ------------- ----------- ---------- ---------- -----------
Assets:                                                               (In Thousands)
Fixed maturity securities,
  available for sale...............  $297,970   $ (87,901)   $ (2,893)    $ (37,193)  $131,619   $301,602    $    --
Fixed maturity securities trading..        --      (3,797)         --        17,600         --     13,803     (3,797)
Equity securities, available for
  sale.............................       650          (4)     (1,137)         (750)     2,074        833         --
Securities lending collateral......   191,204    (113,471)     30,364      (220,936)   112,839         --         --
Partnerships and other invested
  assets...........................     5,328        (529)        148          (748)        --      4,199         --
                                     --------   ---------    --------     ---------   --------   --------    -------
   Total...........................  $495,152   $(205,702)   $ 26,482     $(242,027)  $246,532   $320,437    $(3,797)
                                     ========   =========    ========     =========   ========   ========    =======
Liabilities:
Policyholder contract deposits.....  $    430   $     580    $     --     $     125   $     --   $  1,135    $    --
                                     --------   ---------    --------     ---------   --------   --------    -------
   Total...........................  $    430   $     580    $     --     $     125   $     --   $  1,135    $    --
                                     ========   =========    ========     =========   ========   ========    =======

--------
(a)Net realized and unrealized gains and losses shown above are reported in the statements of income (loss) as net realized capital gains (losses)

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2009 and 2008 may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in the fair value of variable account assets are completely offset in the statements of income (loss) and comprehensive income (loss) by changes in variable account liabilities, which are not carried at fair value and therefore not included in the tables above.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE (CONTINUED)

Fair Value Option - Fixed Maturity Securities, Trading

The Company may choose to measure at fair value many financial instruments and certain other assets and liabilities that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in earnings.

The Company has elected fair value accounting, in accordance with the Fair Value Option accounting standard adopted on January 1, 2008, for its economic interest in ML II. The Company recorded losses of $1.1 million and $3.8 million in the years ended December 31, 2009 and 2008, respectively, to reflect the change in the fair value of ML II, which were reported as a component of net investment income in the statements of income (loss).

Fair Value Measurements on a Non-Recurring Basis

The Company also measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include cost and equity-method investments and mortgage and other loans. The Company uses a variety of techniques to measure the fair value of these assets when appropriate, as described below:

Cost and equity-method investment: When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in income. In such cases, the Company measures the fair value of these assets using the techniques discussed above for fixed maturities and equity securities.

Mortgage and other loans: When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in earnings. In such cases, the Company measures the fair value of these assets using the techniques discussed above for mortgage and other loans.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

4. INVESTMENTS

4.1 FIXED MATURITY AND EQUITY SECURITIES

Available for Sale Securities

The cost or amortized cost, gross unrealized gains and losses, and fair value of fixed maturity and equity securities available for sale by major category were as follows:

                                                                                 OTHER-THAN-
                                      COST OR     GROSS      GROSS    ESTIMATED   TEMPORARY
                                     AMORTIZED  UNREALIZED UNREALIZED   FAIR     IMPAIRMENTS
DECEMBER 31, 2009                      COST        GAIN       LOSS      VALUE    IN AOCI (A)
-----------------                    ---------- ---------- ---------- ---------- -----------
                                                         (In Thousands)
Fixed maturity securities:
Corporate securities:
       Investment-grade............. $2,272,881  $146,726  $ (23,709) $2,395,898  $     --
       Below investment-grade.......    220,423    19,534     (6,848)    233,109        --
   Mortgage-backed securities*......  1,106,881    34,748   (211,177)    930,452     6,256
   U.S. government obligations......    127,126     4,068         --     131,194   (53,420)
   Foreign governments..............     19,345     1,916         --      21,261        --
   State and political subdivisions.     25,490       210       (898)     24,802        --
                                     ----------  --------  ---------  ----------  --------
Total fixed maturity securities..... $3,772,146  $207,202  $(242,632) $3,736,716  $(47,164)
                                     ==========  ========  =========  ==========  ========
Equity securities................... $    7,138  $  3,129  $    (619) $    9,648  $     --
                                     ==========  ========  =========  ==========  ========

--------
(a)Represents the amount of other-than-temporary impairment losses recognized in accumulated other comprehensive income (loss), which, starting on April 1, 2009, were not included in earnings. Amount includes unrealized gains and losses on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.

                                      COST OR     GROSS      GROSS    ESTIMATED
                                     AMORTIZED  UNREALIZED UNREALIZED   FAIR
DECEMBER 31, 2008                      COST        GAIN       LOSS      VALUE
-----------------                    ---------- ---------- ---------- ----------
                                                   (In Thousands)
Fixed maturity securities:
   Corporate securities:
       Investment-grade............. $2,472,143  $ 76,391  $(224,570) $2,323,964
       Below investment-grade.......    192,608       857     (8,736)    184,729
   Mortgage-backed securities*......    840,456    20,794    (73,937)    787,313
   U.S. government obligations......     24,600     6,411       (112)     30,899
   Foreign governments..............     19,432     2,609       (133)     21,908
   State and political subdivisions.     25,694       127       (858)     24,963
                                     ----------  --------  ---------  ----------
Total fixed maturity securities..... $3,574,933  $107,189  $(308,346) $3,373,776
                                     ==========  ========  =========  ==========
Equity securities................... $    8,557  $    128  $    (286) $    8,399
                                     ==========  ========  =========  ==========

--------
* Primarily includes pass-through securities guaranteed by the U.S. government and government agencies for both December 31, 2009 and 2008.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

4.1 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

The following table summarizes the Company's gross unrealized losses and fair values on fixed maturity and equity securities available for sale, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2009 and 2008:

                                 LESS THAN 12 MONTHS    12 MONTHS OR MORE           TOTAL
                                --------------------- --------------------- ---------------------
                                           UNREALIZED            UNREALIZED            UNREALIZED
                                FAIR VALUE   LOSSES   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
                                ---------- ---------- ---------- ---------- ---------- ----------
  (In Thousands)
DECEMBER 31, 2009
   Fixed Maturities............  $630,784   $125,196   $572,885   $117,436  $1,203,669  $242,632
   Equity Securities...........     3,643        347        661        272       4,304       619
   Other Long Term Investments.        --         --      2,135        259       2,135       259
                                 --------   --------   --------   --------  ----------  --------
   Total.......................  $634,427   $125,543   $575,681   $117,967  $1,210,108  $243,510
                                 ========   ========   ========   ========  ==========  ========

                                 LESS THAN 12 MONTHS    12 MONTHS OR MORE           TOTAL
                                --------------------- --------------------- ---------------------
                                           UNREALIZED            UNREALIZED            UNREALIZED
                                FAIR VALUE   LOSSES   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
                                ---------- ---------- ---------- ---------- ---------- ----------
  (In Thousands)
DECEMBER 31, 2008
   Fixed Maturities............ $1,153,885  $180,649   $672,716   $127,697  $1,826,601  $308,346
   Equity Securities...........      5,660       286         --         --       5,660       286
   Other Long Term Investments.         --        --      1,068         49       1,068        49
                                ----------  --------   --------   --------  ----------  --------
   Total....................... $1,159,545  $180,935   $673,784   $127,746  $1,833,329  $308,681
                                ==========  ========   ========   ========  ==========  ========

As of December 31, 2009, the Company held 325 individual fixed maturity and equity securities that were in an unrealized loss position, of which 119 individual securities were in a continuous unrealized loss position for 12 months or more.

The Company did not recognize in earnings the unrealized losses on these fixed maturity securities at December 31, 2009, because management neither intends to sell the securities nor does it believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Furthermore, management expects to recover the entire amortized cost basis of these securities. In performing this evaluation, management considered the recovery periods for securities in previous periods of broad market declines. For fixed maturity securities with significant declines, management performed fundamental credit analysis on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other market available data.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

4.1 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

The following table presents the amortized cost and estimated fair value of fixed maturity securities available for sale by contractual maturity as of December 31, 2009:

                                                                     TOTAL FIXED MATURITY
                                                                         AVAILABLE FOR
                                                                        SALE SECURITIES
                                                                  ---------------------------
                                                                                    MARKET
                                                                  AMORTIZED COST    VALUE
                                                                  -------------- ------------
                                                                        (In Thousands)
Fixed maturity securities, excluding mortgage-backed securities:
   Due in one year or less.......................................  $     95,805  $     96,200
   Due after one year through five years.........................       769,623       800,563
   Due after five years through ten years........................     1,014,748     1,055,674
   Due after ten years...........................................       785,089       853,827
Mortgage-backed securities.......................................     1,106,881       930,452
                                                                   ------------  ------------
Total fixed maturity securities..................................  $  3,772,146  $  3,736,716
                                                                   ============  ============

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $533 million, $390 million and $508 million during 2009, 2008 and 2007, respectively.

As of December 31, 2009 and 2008, the Company held fixed maturity securities with a carrying value of $360 million and $411 million, respectively, to satisfy the requirements of various state insurance departments.

Trading Securities

On December 12, 2008, the Company and certain other wholly owned U.S. life insurance company subsidiaries of AIG sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of the RMBS. In exchange for the RMBS, the life insurance companies received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price of $1 billion plus a participation in the residual, each of which is subordinated to the repayment of a loan from the New York Fed to ML II.

Neither AIG nor the Company have any control rights over ML II. The Company has determined that ML II is a VIE and the Company is not the primary beneficiary. The transfer of RMBS to ML II has been accounted for as a sale. The Company has elected to account for its economic interest in ML II (including the rights to the deferred contingent purchase price) at fair value. This interest is reported in fixed maturity securities, trading, with changes in fair value reported as a component of net investment income. See Note 3 herein for further discussion of the Company's fair value methodology and the valuation of ML II.

Net unrealized gains (losses) included in the statements of income (loss) from fixed maturity securities classified as trading securities in 2009 and 2008 were $2.7 million and $(3.8) million, respectively.

See Note 7 herein for additional information regarding AIG's U.S. Securities Lending Program ("the Securities Lending Program") and the sale of the RMBS to ML II.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

4.2 MORTGAGE LOANS ON REAL ESTATE

At December 31, 2009, the Company had direct commercial mortgage loan exposure of $351.8 million representing U.S. loan exposure. At that date, substantially all of the U.S. loans were current. The Company does not currently have any foreign commercial mortgage loans.

The U.S. commercial loan exposure by state and type of loan, at December 31, 2009, were as follows:

State       # of Loans Amount*  Apartments Offices  Retails Industrials Hotels  Others  % of Total
-----       ---------- -------- ---------- -------- ------- ----------- ------- ------- ----------
                                         (In Thousands)
New York...     12     $ 82,432  $14,816   $ 49,346 $13,159   $    --   $    -- $ 5,111    23.4%
California.      5       33,848       --     27,454      --     6,394        --      --     9.6%
Florida....     10       29,053       --     19,884   8,376       793        --      --     8.3%
Georgia....      6       23,297    1,699         --   2,115    11,296        --   8,187     6.6%
Texas......      5       23,066       --      1,829   7,158    14,079        --      --     6.6%
Other......     35      160,109   37,093     23,376  39,849     9,014    23,082  27,695    45.5%
                --     --------  -------   -------- -------   -------   ------- -------   -----
                73     $351,805  $53,608   $121,889 $70,657   $41,576   $23,082 $40,993   100.0%
                ==     ========  =======   ======== =======   =======   ======= =======   =====

--------
*  Excludes portfolio valuation allowance

The following details the Company's mortgage and other loan valuation allowance activity for the years ended December 31:

                                                     2009  2008 2007
                                                    ------ ---- ----
                                                     (In Thousands)
           Allowance, beginning of year............ $   -- $--  $--
              Additions to allowance for losses....  4,435  --   --
              Charge-offs, net of recoveries.......     --  --   --
                                                    ------ ---  ---
           Allowance, end of year.................. $4,435 $--  $--
                                                    ====== ===  ===

The Company did not have any impaired mortgage loans as of December 31, 2009 and 2008, respectively.

4.3 INVESTMENT INCOME

Investment income by type of investment was as follows:

                                               2009     2008      2007
                                             -------- --------  --------
                                                   (In Thousands)
       Investment income:
          Fixed maturities.................. $260,412 $264,703  $219,676
          Equity securities.................      531      890     1,354
          Mortgage loans on real estate.....   22,297   22,090    24,369
          Policy loans......................   14,140   13,264    13,230
          Other long-term investments.......    4,956   (3,292)    4,353
          Short-term investments............    1,059    2,742     2,898
          Investment income from affiliates.    6,555    7,313     6,918
          Securities lending................      172    7,330       930
          Interest on reinsurance recapture.       --       --    43,751
                                             -------- --------  --------
       Gross investment income..............  310,122  315,040   317,479
       Investment expenses..................    4,332    2,709     2,420
                                             -------- --------  --------
       Net investment income................ $305,790 $312,331  $315,059
                                             ======== ========  ========

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

4.4 NET REALIZED INVESTMENT GAINS (LOSSES)

The net realized gains (losses) by type of investment were as follows for the years ended December 31:

                                                     2009       2008      2007
                                                   --------  ---------  --------
                                                           (In Thousands)
Sales of fixed maturities:
   Gross gains.................................... $ 18,726  $  93,301  $  6,458
   Gross losses...................................   (6,746)  (120,089)   (8,769)
Sales of equity securities:
   Gross gains....................................      954        111     1,519
   Gross losses...................................     (263)       (26)   (1,307)
Partnerships and other invested assets:
   Gross gains....................................    2,743         --     1,013
   Gross losses...................................   (4,533)    (2,683)   (1,300)
Derivatives:
   Gross gains....................................       --      2,138        --
   Gross losses...................................   (3,475)   (20,309)   (1,606)
Securities lending collateral, including
  other-than-temporary impairments................     (376)  (355,146)  (18,881)
Other-than-temporary impairments:
   Total other-than-temporary impairments on
     available for sale securities................  (72,595)  (515,832)  (31,799)
   Portion of other-than-temporary impairments on
     available for sale fixed maturity securities
     recognized in Accumulated other
     comprehensive loss...........................   (5,474)        --        --
                                                   --------  ---------  --------
Net other-than-temporary impairments on available
  for sale securities recognized in net income
  (loss)..........................................  (78,069)  (515,832)  (31,799)
Other-than-temporary impairments on all other
  investments.....................................     (338)      (393)     (489)
                                                   --------  ---------  --------
Net realized investment (losses) before taxes..... $(71,377) $(918,928) $(55,161)
                                                   ========  =========  ========

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

4.5 CREDIT IMPAIRMENTS

The following table presents a rollforward of the credit impairments recognized in earnings for available for sale fixed maturity securities held by the Company at December 31, 2009:

                                                          (In Thousands)
                                                          --------------
       NINE MONTHS ENDED DECEMBER 31, 2009...............
       Balance, March 31, 2009...........................    $     --
       Increases due to:
          Credit losses remaining in accumulated deficit
            related to adoption of new
            other-than-temporary impairment standard.....     152,971
          Credit impairments on new securities subject
            to impairment losses.........................       4,721
          Additional credit impairments on previously
            impaired securities..........................      38,371
       Reductions due to:
          Credit impaired securities fully disposed of
            for which there was no prior intent or
            requirement to sell..........................     (14,233)
          Accretion on securities previously impaired
            due to credit................................      (2,088)
                                                             --------
       Balance, December 31, 2009........................    $179,742
                                                             ========

4.6 NON-INCOME PRODUCING ASSETS

The amount of non-income producing assets was insignificant.

4.7 INVESTMENTS GREATER THAN 10 PERCENT OF SHAREHOLDER'S EQUITY

At December 31, 2009, the Company's investments included two investments in a single entity that exceeded 10 percent of the Company's shareholder's equity. One investment was Senior Notes from AIG Life Holdings ("AIGLH"), formerly American General Corporation, of $122 million as reported in Note 14. The other investment was in short term money market investments of $423 million.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk, equity market risk and credit risk.

The following table presents the notional amount and gross fair value of derivative financial instruments, by their underlying risk exposure, excluding embedded derivatives, held at:

                                                   DERIVATIVE ASSETS   DERIVATIVE LIABILITIES
                                                  -------------------- ----------------------
                                                   NOTIONAL    FAIR     NOTIONAL     FAIR
                                                  AMOUNT (A) VALUE (B) AMOUNT (A)  VALUE (B)
                                                  ---------- --------- ----------  ---------
                                                               (In Thousands)
DECEMBER 31, 2009
Derivatives not designed as hedging instruments:
   Foreign exchange contracts....................    $--        $--     $15,535      $649
                                                     ---        ---     -------      ----
Total derivatives................................    $--        $--     $15,535      $649
                                                     ===        ===     =======      ====

                                                  DERIVATIVE ASSETS  DERIVATIVE LIABILITIES
                                                  ------------------ ----------------------
                                                  NOTIONAL
                                                   AMOUNT    FAIR     NOTIONAL     FAIR
                                                    (A)    VALUE (B) AMOUNT (A)  VALUE (B)
                                                  -------- --------- ----------  ---------
                                                              (In Thousands)
DECEMBER 31, 2008
Derivatives not designed as hedging instruments:
   Foreign exchange contracts.................... $15,000    $591       $--         $--
                                                  -------    ----       ---         ---
Total derivatives................................ $15,000    $591       $--         $--
                                                  =======    ====       ===         ===

--------
(a)Notional amount represents a standard of measurement of the volume of derivatives. Notional amount is generally not a quantification of market risk or credit risk and is not recorded on the balance sheets. Notional amounts generally represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

(b)Fair value amounts are shown before the effects of counterparty adjustments. See Note 3 for additional information regarding the Company's fair value measurement of derivative instruments.

Foreign exchange contracts of the Company include cross-currency interest rate swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

Derivative instruments are reported as assets or liabilities based on the Company's net position with each counterparty, in accordance with the Company's signed master netting agreements. The derivative instruments reported in the preceding table are recorded in the balance sheets at fair value as follows:

                                                     2009   2008
                                                    -----   -----
                                                    (In Thousands)
                Derivative assets.................. $  --   $ 591
                Derivative liabilities.............   649      --
                                                    -----   -----
                Total net derivative asset
                  (liability)...................... $(649)  $ 591
                                                    =====   =====

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

The Company recorded the following change in value of its derivative financial instruments, including periodic net coupon settlements, in net realized investment gains (losses) in the statements of income (loss):

                                                         2009    2008
                                                       -------  ------
                                                       (In Thousands)
         Derivatives not designed as hedging
           instruments:
            Foreign exchange contracts................ $(1,152) $2,138
                                                       -------  ------
         Total gain (loss) recognized in earnings..... $(1,152) $2,138
                                                       =======  ======

The Company issues certain equity-indexed universal life and annuity products which contain guaranteed provisions that are considered embedded derivatives. The fair value of these embedded derivatives is reflected in Policyholder contract deposits of the balance sheets. The changes in fair value of the embedded derivatives are reported in net realized investment gains (losses) in the accompanying statements of income (loss).

The Company is exposed to potential credit-related losses in the event of nonperformance by counterparties to financial instruments. At December 31, 2009, the Company had $0.6 million of derivative liabilities and at December 31, 2008 had $0.6 million of derivative assets outstanding with AIG Financial Products Corp., an affiliated company. The credit exposure of the Company's derivative financial instruments is limited to the fair value of contracts that are favorable to the Company at the reporting date.

INDEX OPTIONS

All index options (puts and calls) are purchased as economic hedges of index-based exposures inherent in the Company's equity-indexed universal life and annuity products and for the risks associated with contract features. Such options generally have terms of one, two or five years. The Company has procedures in place to economically match option purchases to policy liabilities. Contracts outstanding at December 31 were as follows:

                                                2009           2008
                                           -------------- --------------
                                           NOTIONAL FAIR  NOTIONAL FAIR
                                            AMOUNT  VALUE  AMOUNT  VALUE
                                           -------- ----- -------- -----
                                                  (In Thousands)
       Puts and Calls:
          One-year (or less) contracts....   $--     $--   $1,645   $ 4
          Two-year contracts..............    --      --       --    --
          Five-year contracts.............    --      --       --    --

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

6. VARIABLE INTEREST ENTITIES ("VIE")

The accounting standard related to the consolidation of variable interest entities provides guidance for determining when to consolidate certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity that is at risk to allow the entity to finance its activities without additional subordinated financial support. This standard recognizes that consolidation based on majority voting interest should not apply to these variable interest entities. A VIE is consolidated by its primary beneficiary, which is the party or group of related parties that absorbs a majority of the expected losses of the VIE, receives the majority of the expected residual returns of the VIE, or both.

The Company generally determines whether it is the primary beneficiary or a significant interest holder based on a qualitative assessment of the VIE. This includes a review of the VIE's capital structure, contractual relationships and terms, nature of the VIE's operations and purpose, nature of the VIE's interests issued, and the Company's interests in the entity which either create or absorb variability. The Company evaluates the design of the VIE and the related risks the entity was designed to expose the variable interest holders to in evaluating consolidation. In limited cases, when it may be unclear from a qualitative standpoint if the Company is the primary beneficiary, the Company uses a quantitative analysis to calculate the probability weighted expected losses and probability weighted expected residual returns using cash flow modeling.

The Company had no off balance sheet exposure associated with VIEs at December 31, 2009 or 2008.

The Company defines a variable interest as significant relative to the materiality of its interest in the VIE. The Company calculates its maximum exposure to loss to be (i) the amount invested in the debt or equity of the VIE, (ii) the notional amount of VIE assets or liabilities where the Company has also provided credit protection to the VIE with the VIE as the referenced obligation, or (iii) other commitments and guarantees to the VIE. Interest holders in VIEs sponsored by the Company generally have recourse only to the assets and cash flows of the VIEs and do not have recourse to the Company, except in limited circumstances when the Company has provided a guarantee to the VIE's interest holders.

The following table presents total assets of unconsolidated VIEs in which the Company holds a significant variable interest or is a sponsor that holds variable interest in a VIE, and the Company's maximum exposure to loss associated with these VIEs:

                                                            MAXIMUM
                                                        EXPOSURE TO LOSS
                                                        ON-BALANCE SHEET
                                                       ------------------
                                            TOTAL VIE    PURCHASED AND
                                             ASSETS    RETAINED INTERESTS
                                           ----------- ------------------
                                                   (In Thousands)
       DECEMBER 31, 2009
       Maiden Lane II..................... $15,911,177      $13,356
       DECEMBER 31, 2008
       Maiden Lane II..................... $19,190,000      $13,803

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Balance Sheet Classification

The Company's interest in the assets and liabilities of unconsolidated VIEs were classified on the Company's balance sheet as follows:

                                                       AT DECEMBER 31,
                                                       ---------------
                                                        2009    2008
                                                       ------- -------
                                                       (In Thousands)
         Assets:
            Trading securities (Maiden Lane II)....... $13,356 $13,803

Maiden Lane II

On December 12, 2008, the Company and certain other domestic insurance subsidiaries sold all of their undivided interests in a pool of $39.3 billion face amount of RMBS to ML II. The Company has a significant variable economic interest in ML II, which is a VIE. See Note 7 herein for further discussion.

The Company enters into various arrangements with VIEs in the normal course of business. The Company is involved with VIEs primarily as passive investors in debt securities (rated and unrated) and equity interests issued by VIEs.

7. SECURITIES LENDING PROGRAM

The Company and certain other wholly owned U.S. insurance company subsidiaries of AIG historically participated in the Securities Lending Program, which was managed by an affiliated agent, AIG Securities Lending Corp. (the "Agent") and an affiliated investment advisor for the benefit of the insurance company participants (collectively, "the Participants").

During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings.

On December 8, 2008, in conjunction with the termination of the Securities Lending Program, the Company purchased corporate credit and other asset-backed securities at fair values totaling $80.7 million from the Securities Lending Program's collateral account.

On December 12, 2008, the Securities Lending Program was terminated following the sale of long-term investments held by the Agent in the Securities Lending Program's collateral account and the settlement of all outstanding securities lending transactions. Prior to the termination of the Securities Lending Program, the Participants recognized realized capital losses on other-than-temporary impairments and sales of the long-term investments. AIG made capital contributions to the Participants, which were funded directly to the Securities Lending Program's collateral account, and which largely offset the obligations of the Participants to contribute to the collateral account their pro rata share of any investment losses incurred.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

The Company recorded the following amounts in 2008 related to the Securities Lending Program:

                                                                                      (In Thousands)
                                                                                      --------------
For the year ended December 31, 2008:
Realized gains (losses) on securities lending collateral:
   Net realized gains (losses) on RMBS sold to ML II.................................   $ (38,422)
   Net realized gains (losses) on all other asset sales..............................     (38,416)
   Realized losses due to other-than-temporary declines in value.....................    (318,166)
                                                                                        ---------
       Total.........................................................................   $(395,004)
                                                                                        =========
Net realized gains (losses) related to lent securities with insufficient collateral:
   Deemed sales of lent securities...................................................   $ (15,702)
   Forward purchase commitments......................................................     (19,699)
                                                                                        ---------
       Total.........................................................................   $ (35,401)
                                                                                        =========

At December 31, 2008, the Company's assets included undistributed funds held in the Securities Lending Program collateral account and a receivable from affiliate for amounts due to the Company from the Agent. The Company received settlement of the following amounts during 2009, and terminated its securities lending agency agreement with the Agent effective as of December 31, 2009:

                                                        DECEMBER 31,
                                                        -------------
                                                          2009   2008
                                                        ------  ------
                                                        (In Thousands)
          Undistributed Securities Lending Program
            assets, in short term investments..........  $ --   $3,851
          Receivable from affiliated Agent, in amounts
            due from related parties...................    --    3,367

On September 19, 2008, a proceeding was commenced pursuant to the provisions of the Securities Investor Protection Act of 1970 ("SIPA") with respect to Lehman Brothers Inc. ("Lehman") and a trustee was appointed to administer the Lehman estate. On that date, securities owned by the Company and certain other Participants (collectively, the "Affected Participants") were on loan to Lehman under a master securities lending agreement (the "MSLA"). The commencement of this SIPA proceeding constituted an event of default under the MSLA, and the lent securities were not returned by Lehman. The Affected Participants reported the lent securities that were not returned by Lehman as sales. As a result of the default, the Affected Participants exercised their remedies under the MSLA to apply collateral held against the amounts owed by Lehman. On November 17, 2008, the Participants instructed the Agent to distribute assets from the Securities Lending Program collateral account having an aggregate fair value equal to the aggregate fair value of the unreturned lent securities on that date. The assets distributed included corporate credit and other asset-backed securities, which were recorded by the Affected Participants in fixed maturity securities, available for sale. The remaining collateral held with respect to securities loaned to Lehman was distributed in cash to the Affected Participants on December 30, 2008 and is reflected in other liabilities at December 31, 2009 and 2008.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Maiden Lane II

On December 12, 2008, in conjunction with the termination of the Securities Lending Program, AIG, the Participants and the Agent entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with ML II. Pursuant to the Asset Purchase Agreement, the Participants sold to ML II all of their undivided interests in a pool of $39.3 billion par amount of RMBS held in the Securities Lending Program's collateral account. In exchange for the RMBS, the Participants received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price, as described below. The total purchase price was based on the fair value of the RMBS as of October 31, 2008, and the Participants recognized a realized loss of $2.2 billion on the transaction. The amount of the initial payment and the deferred contingent portions of the total purchase price were allocated among the Participants based on their respective ownership interests in the pool of RMBS as of September 30, 2008.

Pursuant to a credit agreement, the New York Fed, as senior lender, made a loan to ML II (the "ML II Senior Loan") in the aggregate amount of $19.5 billion (such amount being the cash purchase price of the RMBS payable by ML II on the closing date after certain adjustments, including payments on RMBS for the period between the transaction settlement date of October 31, 2008 and the closing date of December 12, 2008). The ML II Senior Loan is secured by a first priority security interest in the RMBS and all property of ML II, bears interest at a rate per annum equal to one-month London Interbank Offered Rate ("LIBOR") plus 1.0 percent and has a stated six-year term, subject to extension by the New York Fed at its sole discretion. After the ML II Senior Loan has been repaid in full, to the extent there are sufficient net cash proceeds from the RMBS, the Participants will be entitled to receive from ML II a portion of the deferred contingent purchase price in the amount of up to $1.0 billion plus interest that accrues from the closing date and is capitalized monthly at the rate of one-month LIBOR plus 3.0 percent. Upon payment in full of the ML II Senior Loan and the accrued distributions on the Participants' fixed portion of the deferred contingent purchase price, all remaining amounts received by ML II will be paid five-sixths to the New York Fed as contingent interest and one-sixth to the Participants as remaining deferred contingent purchase price. The New York Fed will have sole control over ML II and the sales of the RMBS by ML II so long as the New York Fed has any interest in the ML II Senior Loan.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

8. DEFERRED POLICY ACQUISITION COSTS

The following table summarizes the activity in deferred acquisition costs:

                                                           2009      2008      2007
                                                         --------  --------  --------
                                                                (In Thousands)
Balance at January 1.................................... $377,624  $301,950  $282,288
Capitalization..........................................   17,874    37,853    64,122
Amortization (a)........................................  (42,349)   (4,413)  (97,619)
Effect of unrealized gains and losses on securities (b).  (73,563)   42,234    15,853
Reinsurance transfer....................................       --        --    37,306
                                                         --------  --------  --------
Balance at December 31.................................. $279,586  $377,624  $301,950
                                                         ========  ========  ========

--------
(a)In 2009, a decrease of $39.3 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard is not reflected as it is offset in (b) below with no net impact to the DAC balance.

(b)In 2009, an increase of $39.3 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard is not reflected as it is offset in (a) above with no net impact to the DAC balance.

In accordance with GAAP, the Company periodically unlocks assumptions as necessary. Depending on the product, DAC, URR and other required reserves may be affected. There were no prospective unlockings implemented in 2009, 2008 or 2007.

During 2009, the Company continued to migrate certain blocks of reserves and deferred acquisition costs from various legacy valuation systems to a new valuation system, representing approximately $1.3 billion of reserves and $106 million of DAC at the point of conversion. During 2008, the corresponding amounts were approximately $41.3 million of reserves and $43.6 million of DAC.

9. POLICYHOLDER CONTRACT DEPOSITS AND FUTURE POLICY BENEFITS

The analysis of the policyholder contract deposits and future policy benefits at December 31, 2009 and 2008 follows:

                                                 2009       2008
                                              ---------- ----------
                                                 (In Thousands)
             POLICYHOLDER CONTRACT DEPOSITS:
             Annuities....................... $  304,528 $  310,129
             Universal life..................  1,728,628  1,767,710
             Other contract deposits.........     22,444     23,617
                                              ---------- ----------
                                              $2,055,600 $2,101,456
                                              ========== ==========

                                                 2009       2008
                                              ---------- ----------
                                                 (In Thousands)
             FUTURE POLICY BENEFITS:
             Ordinary life................... $  654,552 $  670,146
             Group life......................    116,364    101,184
             Payout annuities................    163,466    168,962
             Accident and health.............    627,508    679,126
                                              ---------- ----------
                                              $1,561,890 $1,619,418
                                              ========== ==========

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

(a) The liability for policyholder contract deposits has been established based on the following assumptions:

    (i)Interest rates credited on deferred annuities, which vary by territory and year of issuance, range from 2.5 percent to 5.5 percent. This range is applicable to deferred annuity contracts where the crediting rates are not directly based on equity market returns. Current declared interest rates are generally guaranteed to remain in effect for a period of one year though some are guaranteed for longer periods. Withdrawal charges generally range from zero to 8 percent grading to zero over a period of not longer than 6 years.

   (ii)The universal life funds, exclusive of corporate-owned life insurance business, have credited interest rates of 1.0 percent to 8.0 percent and guarantees ranging from 1.0 percent to 4.5 percent depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 12.0 percent of the fund balance and grade to 0 percent over a period not longer than 20 years.

(b) The liability for future policy benefits has been established based upon the following assumptions:

Interest rates on payout annuities, which vary by year of issuance and products, range from 1.90 percent to 13.50 percent.

Mortality and surrender rates are based upon actual experience modified to allow for variations in policy form.

10. REINSURANCE

The Company generally limits its exposure to loss on any single insured to $10 million by ceding additional risks through reinsurance contracts with other insurers. On an exception basis, the Company can increase its exposure to loss on any single insured up to $15 million. These limits were increased from lower amounts on April 11, 2007.

For group life business, the Company limits its exposure to $500 thousand on any one coverage per policy. For LTD, the Company reinsures risks in excess of $6 thousand of monthly disability income.

The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability, as the Company remains primarily liable to the policyholder.

Recoverables are recorded for the portion of benefits paid and insurance liabilities that have been reinsured. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies. Premiums ceded and currently due to reinsurers are recorded as reinsurance balances payable.

Effective October 1, 1998, the Company entered into an agreement to cede 49 percent of its New York and 100 percent of its non-New York group life (excluding permanent policies) and group accident and health business to an affiliated entity, American General Assurance Company ("AGAC"). This agreement required AGAC to pay the Company a ceding commission of $13 million at the inception. Effective January 1, 2007, the Company recaptured this group business from AGAC. The net liabilities transferred from AGAC to the Company totaled $749 million. As a result of the recapture, the Company recorded a $33 million pretax gain. Additionally, the Company deferred a $37 million ceding commission paid to AGAC and is amortizing it over a two year period, the average rate guarantee period.

In December 2002 the Company entered into a coinsurance/modified coinsurance agreement with AIG Life of Bermuda, Ltd. ("AIGB"), an affiliate. The agreement has an effective date of March 1, 2002. Under the agreement, AIGB reinsures a 90 percent quota share of the Company's liability on virtually all individual level term policies issued by the Company with issue dates on or after March 1, 2002. The agreement is unlimited in duration but either party may terminate the agreement as to new business with thirty days written notice to the other party.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Under the agreement, the Company will retain the assets supporting the reserves ceded to AIGB. At December 31, 2009 and 2008, these assets and the related reserves totaled approximately $123.3 million and $105.9 million, respectively.

The agreement also provides for an experience refund of all profits, less a reinsurance risk charge. The main impact of the agreement on the Company's results of operations for the years ended December 31, 2009 and 2008 was a pre-tax expense of approximately $4.3 million and $4.8 million, respectively, representing the risk charge associated with the coinsurance agreement.

The effect of reinsurance transactions on group, individual and credit premiums and life insurance in force for the years ended December 31, 2009, 2008 and 2007 is presented below:

                                                                                               PERCENTAGE
                                                                                               OF AMOUNT
                                                                                                ASSUMED
DECEMBER 31, 2009                                GROSS         CEDED     ASSUMED      NET        TO NET
-----------------                             ------------ ------------  -------  ------------ ----------
(In Thousands)
Life Insurance in Force...................... $127,216,118 $(24,039,021) $    --  $103,177,097     0.0%
                                              ============ ============  =======  ============
Premiums:
   Life...................................... $    266,903 $   (121,252) $    --  $    145,651     0.0%
   Accident and Health.......................      284,844      (10,114)  (1,389)      273,341    -0.5%
   Annuity...................................        4,154           --       --         4,154     0.0%
                                              ------------ ------------  -------  ------------
   Total Premiums............................ $    555,901 $   (131,366) $(1,389) $    423,146    -0.3%
                                              ============ ============  =======  ============

                                                                                               PERCENTAGE
                                                                                               OF AMOUNT
                                                                                                ASSUMED
DECEMBER 31, 2008                                GROSS         CEDED     ASSUMED      NET        TO NET
-----------------                             ------------ ------------  -------  ------------ ----------
(In Thousands)
Life Insurance in Force...................... $133,615,477 $(26,528,788) $    --  $107,086,689     0.0%
                                              ============ ============  =======  ============
Premiums:
   Life...................................... $    292,199 $   (122,407) $    --  $    169,792     0.0%
   Accident and Health.......................      356,327      (13,163)  (2,388)      340,776    -0.7%
   Annuity...................................        6,489           --       --         6,489     0.0%
                                              ------------ ------------  -------  ------------
   Total Premiums............................ $    655,015 $   (135,570) $(2,388) $    517,057    -0.5%
                                              ============ ============  =======  ============

                                                                                               PERCENTAGE
                                                                                               OF AMOUNT
                                                                                                ASSUMED
DECEMBER 31, 2007                                GROSS         CEDED     ASSUMED      NET        TO NET
-----------------                             ------------ ------------  -------  ------------ ----------
(In Thousands)
Life Insurance in Force...................... $135,539,157 $(27,875,576) $ 1,180  $107,664,761     0.0%
                                              ============ ============  =======  ============
Premiums:
   Life...................................... $    299,767 $   (104,679) $  (654) $    194,434    -0.3%
   Accident and Health.......................      374,515      (27,174)     (43)      347,298     0.0%
   Annuity...................................       10,743          (14)     514        11,243     4.6%
                                              ------------ ------------  -------  ------------
   Total Premiums............................ $    685,025 $   (131,867) $  (183) $    552,975     0.0%
                                              ============ ============  =======  ============

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

For the years ended December 31, 2009, 2008 and 2007, reinsurance recoveries reduced death and other benefits by $84 million, $87 million and $113 million, respectively.

Information related to intercompany reinsurance is as follows:

                                                   2009   2008    2007
                                                  -----  ------  ------
                                                     (In Thousands)
         Premium ceded........................... $ 314  $1,770  $2,552
         Benefits ceded..........................  (619)     (1)     32
         Reinsurance recoverable - paid losses...    92      92      95
         Reinsurance recoverable - unpaid losses.   495   1,256   1,251

11. COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS

Leases

The Company has various leases for office space and facilities. The Company's future minimum rental commitments under noncancellable leases are presented below:

                          YEAR ENDED
                          DECEMBER 31   RENT EXPENSE
                          -----------  --------------
                                       (In Thousands)
                           2010....... $        3,142
                           2011.......          3,144
                           2012.......          3,116
                           2013.......          2,898
                                       --------------
                             Total.... $       12,300
                                       ==============

Net rent expense incurred in 2009, 2008 and 2007 was $3.1 million, $2.8 million and $3.3 million, respectively.

Investment Commitments

From time to time in the normal course of business, the Company issues commitments to purchase various investments such as corporate securities, mortgage loans, etc. At December 31, 2009, the Company had $3.5 million of unfunded commitments.

At December 31, 2009, the Company had not received notification of any insurance company insolvencies that are expected to result in a material guaranty fund assessment against the Company at some future date.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

CONTINGENT LIABILITIES

Superior National Matter

In 1997, USLIFE Corporation (the former parent of the Company) entered the workers' compensation reinsurance business. At the end of 1998, the Company discontinued writing new workers' compensation reinsurance business. The largest contract written was a quota share reinsurance agreement with Superior National Insurance Group, Inc., Centre Insurance Company, and Converium Insurance (North America) (collectively, "Superior National"), effective May 1, 1998.

On November 29, 1999, the Company initiated an arbitration proceeding to rescind the Superior National contract from its inception, based in part on misrepresentations and nondisclosures that the Company believed were made by Superior National.

In 2000, the California Department of Insurance ordered seizure of certain of Superior National's insurance subsidiaries as a result of their financial condition, and Superior National Insurance Group, Inc. voluntarily filed for bankruptcy.

On March 30, 2004, the Company settled its dispute with Centre Insurance
Company.

On December 30, 2004, the arbitration panel issued a Final Interim Award. By a 2-1 majority, the panel denied the Company's claim for rescission, but "reformed" the May 1, 1998 contract to reduce the Company's total liability by 10 percent.

In the December 30, 2004 award, the arbitration panel also scheduled further briefing on whether the panel had continuing jurisdiction to hear and determine in a second phase what amounts are properly payable under the contract. The panel ruled that it had such jurisdiction, and adopted a schedule to resolve the cedents' outstanding request for payment.

On January 26, 2005, the Company settled its dispute with Converium Insurance (North America).

On December 6, 2006, the arbitration panel issued an award entitled "Phase II Interim Award," which adjudicated the Company's claim to disallow certain portions of the Cedents' reinsurance billing and required further submissions on the rate of interest to be applied. On February 1, 2007, the panel issued another award entitled "Phase II Interim Final Award" to address the rate of interest issue. On February 18, 2007, the panel issued a third award, entitled "Phase II Final Arbitration Award" summarizing all of the relief granted in the Phase II awards.

On February 5, 2007, the Company filed a Petition to Vacate (and supporting papers) in the United States District Court for the Central District of California seeking to vacate the Phase II awards as well as the December 30, 2004 Final Interim Award issued in the Phase I proceeding. The cedents filed their own separate petition to confirm the results of Phase II. By order dated June 25, 2007, the court denied the Company's petition to vacate and granted cedents' petition to confirm, and on the same date entered judgment against the Company upon the confirmed award in the amount of $443.5 million, which represented the liability to the Company for billings received through February 2007 plus accrued interest.

The Company filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit from the lower court's June 25, 2007 order and judgment, and posted a $600 million supersedeas bond to obtain a stay of execution of judgment while the Company pursued an appeal to the Ninth Circuit. The Ninth Circuit heard oral argument on November 19, 2008.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

CONTINGENT LIABILITIES (CONTINUED)

Superior National Matter (continued)

On January 4, 2010, the Ninth Circuit denied the Company's appeal and affirmed the arbitration award in favor of Superior National Insurance Company in Liquidation ("SNICIL"). As of December 31, 2009, the award, including interest, amounted to $517 million.

On January 19, 2010, the Company filed a petition for a rehearing before the entire Ninth Circuit panel of judges. The Ninth Circuit, in turn, directed SNICIL to file a response to the Company's petition.

On March 19, 2010, the Ninth Circuit denied the petition for rehearing. On March 25, 2010, the Company filed a motion to stay the mandate for entry of judgment pending a filing of a petition for certiorari in the Supreme Court of the United States. On March 28, 2010, the Ninth Circuit granted the motion to stay.

AIG Life Holdings (US), Inc. (formerly American General Corporation) has committed to make contributions to the capital of the Company sufficient to meet its obligations under the treaty. The Company, with the approval of the New York State Department of Insurance, recorded a $120 million capital contribution as of December 31, 2004. On February 10, 2005, the Company received such capital contribution from its parent. The Company received approval from the New York State Department of Insurance to record a further $130 million capital contribution as of March 31, 2005. On May 11, 2005 the Company received this capital contribution from its parent. AIG Life Holdings
(US), Inc. (formerly American General Corporation) will continue to make capital contributions as required.

In 2007, the Company recorded a $55 million pre-tax gain, prior to allocated investment income, related to the Superior National treaty, driven principally by the Company's resolution of a dispute with Trustmark Insurance Company, the Company's retrocessionnaire on the Superior National treaty. The pre-tax gain included an increase in assumed reserves of $25 million, reflecting revised reserve estimates that were based upon a new actuarial report received in the third quarter of 2007.

In 2008, the Company recorded a $29 million pre-tax loss, prior to allocated investment income, related to the Superior National treaty, driven principally by the accretion of interest and present-value discount. The pre-tax loss included an increase in assumed reserves of $1 million, reflecting revised reserve estimates that were based upon a new actuarial report received in the first quarter of 2009.

In 2009, the Company recorded a $29 million pre-tax loss, prior to allocated investment income, related to the Superior National treaty, driven principally by the accretion of interest and present-value discount.

As of December 31, 2009, the Company recorded a liability of $639 million, which represents a decrease of $23 million over the December 31, 2008 recorded liability of $662 million. This decrease was driven by a draw-down of $53 million from Special California Schedule P deposits to reimburse Superior National for claim amounts billed subsequent to the February 2007 arbitration ruling and offset by increases in interest charges.

Amounts recorded for ultimate losses under the Superior National treaty represent management's estimate as of December 31, 2009, assuming the legal steps noted above are wholly or mainly unsuccessful.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

CONTINGENT LIABILITIES (CONTINUED)

Legal and Regulatory Matters

The Company is party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations, cash flows and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

All fifty states have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. The Company recognizes a liability for insurance-related assessments when all of the following three conditions have been met: (i) an assessment has been imposed or information available prior to the issuance of financial statements indicates it is probable that an assessment will be imposed, (ii) the event obligating the Company to pay an imposed or probable assessment occurred on or before the date of the financial statements, and (iii) the amount of the assessment can be reasonably estimated. The December 31, 2009 liability was estimated by the Company using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While it is not possible to exactly estimate the portion of the industry assessments for which the Company will be responsible, it is expected that any difference between the estimated assessments and the actual assessments will not be material to the Company's results of operations and financial position.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

In February 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice ("DOJ"), the U.S. Securities and Exchange Commission ("SEC"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolved outstanding investigations conducted by the SEC, NYAG and DOI in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of the settlements, the Company obtained temporary permission from the SEC to continue to serve as a depositor for separate accounts. The Company received permanent permission from the SEC in September 2007.

Prior to September 22, 2008, the Company and certain affiliates were parties to an existing inter-affiliate credit facility (the "facility"), under which the Company and such affiliates committed to make loans to AIG and received from AIG an annual facility fee at a specified rate. The facility was terminated on September 22, 2008, in connection with AIG's entry into an $85 billion revolving credit facility with the New York Fed. All amounts owing from AIG to the Company under the facility as of its termination date have been paid in full.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

12. SHAREHOLDER'S EQUITY

Capital contributions received by the Company for the years ended December 31 were as follows:

                                                    2009     2008    2007
                                                  -------- -------- ------
                                                       (In Thousands)
     Cash from Parent............................ $150,000 $     -- $   --
     Contributions related to Securities Lending
        Program (see note 7).....................       --  309,095  2,197
                                                  -------- -------- ------
            Total cash contributions.............  150,000  309,095  2,197
     All other non cash contributions............      728       --     --
                                                  -------- -------- ------
            Total capital contributions.......... $150,728 $309,095 $2,197
                                                  ======== ======== ======

The components of accumulated other comprehensive income (loss) at December 31 were as follows:

                                                              2009       2008      2007
                                                           ---------  ---------  --------
                                                                   (In Thousands)
Fixed maturity and equity securities, available for sale:
   Gross unrealized gains................................. $ 210,331  $ 107,317  $125,487
   Gross unrealized losses................................  (243,251)  (308,632)  (76,428)
Net unrealized gains (losses) on other invested assets....         9        346   (89,692)
Adjustments to DAC........................................     1,013     35,316    (6,918)
Deferred federal and state income tax benefit.............    14,360     57,979    16,643
                                                           ---------  ---------  --------
Accumulated other comprehensive loss...................... $ (17,538) $(107,674) $(30,908)
                                                           =========  =========  ========

Dividends that the Company may pay to the Parent in any year without prior approval of the New York State Superintendent of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of New York without obtaining the prior approval of the State Superintendent is limited to the lesser of either 10 percent of the preceding year's statutory surplus or the preceding year's statutory net gain from operations. No dividends can be paid in 2010 without prior approval of the State Superintendent as the Company has negative unassigned surplus as of December 31, 2009.

The Company is required to file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by state insurance regulatory authorities. Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, excluding certain assets from statutory admitted assets and valuing investments and establishing deferred taxes on a different basis.

There were no permitted practices used by the Company at December 31, 2009.

Statutory net income (loss) and capital and surplus of the Company at December 31 were as follows:

                                                   2009      2008      2007
                                                 -------- ---------  --------
                                                        (In Thousands)
   Statutory net income (loss) for the year..... $193,876 $(630,605) $ 69,398
   Statutory capital and surplus at year-end.... $488,892 $ 261,253  $465,549

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

13. FEDERAL INCOME TAXES

The components of the provision for income taxes on pretax income for the years ended December 31 were as follows:

                                        2009      2008      2007
                                       ------- ---------  --------
                                              (In Thousands)
             Current.................. $15,336 $(142,629) $122,914
             Deferred.................   8,623   175,370   (64,184)
                                       ------- ---------  --------
             Total income tax expense. $23,959 $  32,741  $ 58,730
                                       ======= =========  ========

The US statutory income tax rate is 35 percent for 2009, 2008 and 2007. Actual tax expense on income differs from the statutory amount computed by applying the federal income tax rate for the years ended December 31 due to the following:

                                                     2009      2008      2007
                                                   -------  ---------  -------
                                                          (In Thousands)
US federal income tax (benefit) at statutory rate. $19,308  $(264,618) $55,522
Adjustments:
   Valuation allowance............................     872    293,325       --
   State income taxes.............................   3,973      4,104    3,295
   Prior year corrections.........................     (72)        50        7
   Other credits, taxes and settlement............    (122)      (120)     (94)
                                                   -------  ---------  -------
Total income tax expense.......................... $23,959  $  32,741  $58,730
                                                   =======  =========  =======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of deferred tax assets and liabilities at December 31 are as follows:

                                                            2009       2008
                                                         ---------  ---------
                                                            (In Thousands)
 Deferred tax assets:
 Basis differential of investments...................... $  81,258  $ 190,226
 Policy reserves........................................   148,519    148,374
 Excess capital losses..................................   157,405    136,282
 Net unrealized losses on debt and equity securities
   available for sale...................................    11,164     63,297
 State deferred tax assets..............................     4,974      4,680
 Other..................................................        99         --
                                                         ---------  ---------
 Total deferred tax assets before valuation allowance...   403,419    542,859
 Valuation allowance....................................  (218,408)  (293,325)
                                                         ---------  ---------
 Net deferred tax assets after valuation allowance......   185,011    249,534
                                                         ---------  ---------
 Deferred tax liabilities:
 Deferred policy acquisition costs......................   (51,453)   (69,726)
 Other..................................................   (16,320)   (11,766)
                                                         ---------  ---------
 Total deferred tax liabilities.........................   (67,773)   (81,492)
                                                         ---------  ---------
 Net deferred tax assets................................ $ 117,238  $ 168,042
                                                         =========  =========

At December 31, 2009, the Company had capital loss carryforwards expiring through the year 2014 of $411 million.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

The Company is included in the consolidated federal income tax return of its ultimate parent, AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company will recognize tax benefits based upon the amount of the deduction and credits utilized in the consolidated federal income tax return.

In general, realization of deferred tax assets depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. The Company assessed its ability to realize the deferred tax asset of $403.4 million and concluded a $218.4 million valuation allowance was required to reduce the deferred tax asset at December 31, 2009 to an amount the Company believes is more likely than not to be realized.

When making its assessment, the Company considered all available evidence, including the impact of being included in the consolidated federal tax return of AIG, future reversals of existing taxable temporary differences, estimated future GAAP taxable income, and tax planning strategies the Company would implement, if necessary, to realize the net deferred tax asset.

In assessing future GAAP taxable income, the Company considered its strong earnings history exclusive of the recent losses on the securities lending program, because the Company and AIG entered into transactions with the New York Fed to limit the exposure to the future losses. The Company also considered the taxable income from sales of businesses under the asset disposition plan of AIG, the continuing earnings strength of the businesses AIG intends to retain and AIG recently announced debt and preferred stock transactions with the New York Fed and the United States Department of the Treasury (the "Department of the Treasury"), respectively, together with other actions AIG is taking, when assessing the ability to generate sufficient future taxable income during the relevant carryforward periods to realize the deferred tax asset.

Estimates of future taxable income generated from specific transactions and tax planning strategies discussed above could change in the near term, perhaps materially, which may require the Company to adjust its valuation allowance. Such adjustments, either positive or negative, could be material to the Company's financial condition or its results of operations for an individual period.

In evaluating the realizability of the loss carryforwards, the Company considered the relief provided by Internal Revenue Service ("IRS") Notice 2008-84 which provides that the limitation on loss carryforwards that can arise as a result of one or more acquisitions of stock of a loss company will not apply to such stock acquisitions for any period during which the United States becomes a direct or indirect owner of more than 50 percent interest in the loss company.

The Company did not have any unrecognized tax benefits as of December 31, 2009 and 2008, respectively.

The company's tax returns are not currently under examination. The Company's taxable years 2001-2009 remain subject to examination by major tax jurisdictions.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

14. RELATED-PARTY TRANSACTIONS

Events Related to AIG

In September 2008, AIG entered into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the New York Fed. Pursuant to the Fed Facility, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the Department of the Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock, with the payments attributable to the Series C Preferred Stock being approximately 79.8 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as converted and (ii) to the extent permitted by law, vote with AIG's common stock on all matters submitted to AIG shareholders and hold approximately 79.8 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as converted. The Series C Preferred Stock will remain outstanding even if the Fed Facility is repaid in full or otherwise terminates. The Fed Facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the Fed Facility obligations and it has not pledged any assets to secure those obligations.

On March 2, 2009, AIG and the New York Fed announced their intent to enter into a transaction pursuant to which AIG will transfer to the New York Fed preferred equity interests in newly-formed special purpose vehicles ("SPVs"), in settlement of a portion of the outstanding balance of the Fed Facility. Each SPV will have (directly or indirectly) as its only asset 100 percent of the common stock of an operating subsidiary of AIG (American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited ("AIA") in one case and American Life Insurance Company ("ALICO") in the other). AIG expects to own the common interests of each SPV. In exchange for the preferred equity interests received by the New York Fed, there would be a concurrent substantial reduction in the outstanding balance and maximum available amount to be borrowed on the Fed Facility. On June 25, 2009, AIG and the New York Fed entered into definitive agreements with respect to these transactions. These transactions closed on December 1, 2009. In exchange for the preferred interests received by the New York Fed, there was a $25 billion reduction in the outstanding balance and maximum amount available to be borrowed under the Fed Facility.

On March 2, 2009, AIG and the New York Fed also announced their intent to enter into a securitization transaction pursuant to which AIG will issue to the New York Fed senior certificates in one or more newly-formed SPVs backed by inforce blocks of life insurance policies in settlement of a portion of the outstanding balance of the Fed Facility. This transaction is no longer being pursued by AIG.

On April 17, 2009, AIG entered into an exchange agreement with the Department of the Treasury pursuant to which, among other things, the Department of the Treasury exchanged 4,000,000 shares of the Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock") for 400,000 shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series E Preferred Stock"). The exchange agreement permits the Department of the Treasury in certain circumstances to exchange a 10-year warrant to purchase 2,689,938.3 shares of common stock (the "Warrant") for 2,689,938.3 shares of Series C Preferred Stock. The Series D Preferred Stock and the Warrant were issued and sold by AIG pursuant to an agreement entered into on November 25, 2008, with the Department of the Treasury.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Events Related to AIG (continued)

On April 17, 2009, AIG and the New York Fed amended the terms of the Fed Facility to, among other things, remove the minimum 3.5 percent LIBOR. AIG also entered into a purchase agreement with the Department of the Treasury pursuant to which, among other things, AIG issued and sold to the Department of the Treasury 300,000 shares of Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series F Preferred Stock"), each share with a zero initial liquidation preference, and a warrant to purchase up to 150 shares of common stock, par value $2.50 per share. Pursuant to the purchase agreement, the Department of the Treasury has committed for five years to provide immediately available funds in an amount up to $29.835 billion so long as (i) AIG is not a debtor in a pending case under Title 11 of the United States Code and (ii) the AIG Credit Facility Trust and the Department of the Treasury in the aggregate own more than 50 percent of the aggregate voting power of AIG's voting securities. The liquidation preference of AIG's Series F Preferred Stock will increase, on a pro rata basis, by the amount of any draw down on the commitment. The amount of funds available under the commitment will be decreased by the aggregate amount of financial assistance that the Department of the Treasury provides to AIG, its subsidiaries or any special purpose vehicle established by or for the benefit of AIG or any of its subsidiaries after April 17, 2009, unless otherwise specified by the Department of the Treasury, in its sole discretion, under the terms of such financial assistance.

Since September 2008, AIG has been working to protect and enhance the value of its key businesses, execute an orderly asset disposition plan and position itself for the future. AIG continually reassesses this plan to maximize value while maintaining flexibility in its liquidity and capital, and expects to accomplish these objectives over a longer time frame than originally contemplated. AIG has decided to retain the companies included in its Life Insurance & Retirement Services operations (including the Company and its subsidiaries) and will continue to own these companies for the foreseeable future.

Notes of Affiliates

On December 7, 2005, the Company acquired 5.75 percent Senior Notes due December 14, 2015, issued by Transatlantic Holdings, Inc., an affiliate of the Company, at a cost of $10 million. Other affiliates of the Company are also holders of the same class of securities. On June 10, 2009, AIG closed a public offering of 29.9 million shares of Transatlantic Holdings, Inc. common stock owned by AIG. At the close of the public offering, AIG retained 13.9 percent of Transatlantic Holdings, Inc. outstanding common stock. As a result, AIG deconsolidated Transatlantic and the Company's investment in Transatlantic Holdings, Inc. was no longer considered affiliated. The Company recognized interest income of $241 thousand, $579 thousand and $579 thousand on the Notes while they were still considered an affiliate during 2009, 2008 and 2007, respectively.

On September 15, 2006, the Company acquired a 5.57 percent Senior Note due September 15, 2011, issued by AIGLH, at a cost of $5 million.

On December 27, 2006, the Company acquired a 5.18 percent Senior Note due December 27, 2011, issued by AIGLH, at a cost of $117 million.

As of September 28, 2007, AIG Global Real Estate Investment Corp (an affiliate), assumed a commercial mortgage loan in the amount of $7 million. This mortgage loan had previously been unaffiliated.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Operating Agreements

The Company is party to various cost sharing agreements with its affiliates. During 2009, 2008 and 2007, the Company was charged $119.2 million, $144.4 million and $123.1 million, respectively, for expenses incurred by affiliates on its behalf.

The Company has also entered into reinsurance agreements with certain affiliates. Please refer to Note 10.

Agreements with Affiliates

American Home Assurance Company ("American Home"), an indirect wholly owned subsidiary of AIG, has terminated the General Guarantee Agreement dated
March 3, 2003 ("the Guarantee") with respect to prospectively issued policies and contracts issued by the Company. The Guarantee terminates on April 30, 2010 at 4:00 p.m. Eastern Time ("Point of Termination"). Pursuant to its terms, the Guarantee does not apply to any group or individual policy, contract or certificate issued after the Point of Termination. The Guarantee will continue to cover the policies, contracts and certificates with a date of issuance earlier than the Point of Termination until all insurance obligations under such policies, contracts and certificates are satisfied in full. American Home's audited statutory financial statements are filed with the SEC in the Company's registration statements for its variable products that were issued prior to the Point of Termination.

15. BENEFIT PLANS

The Company's employees participate in various benefit plans sponsored by AIG, including a noncontributory qualified defined benefit retirement plan, various stock option and purchase plans, a 401(k) plan and a post retirement benefit program for medical care and life insurance. AIG's U.S. plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

The Company sponsors a defined non-qualified retirement plan for the benefit of Selected Agents, which was frozen to new participants and contributions of existing participants, effective January 1, 2006. Effective August 1, 2007, the Company entered into a Pension Services Agreement with Diversified Investment Advisors ("DIA") to administer the plan. On October 1, 2007, the plan liabilities (approximately $17.8 million) were transferred to DIA. Under this agreement, plan participants can invest in a variety of stock, bond and fixed income mutual funds. As of December 31, 2007 the Company had a liability of $160 thousand related to this plan, which was disbursed in January 2008.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

16. ACCIDENT AND HEALTH RESERVES

Activity in the liability for policy and contract claims for the Company's accident and health coverage is summarized as follows:

                                                               2009     2008     2007
                                                             -------- -------- --------
                                                                   (In Thousands)
Balance as of January 1, net of reinsurance recoverable..... $706,669 $647,271 $461,822
Add: Incurred losses related to:
Current year................................................   62,492  106,804   75,718
Prior years.................................................  118,057  154,598  101,899
                                                             -------- -------- --------
Total incurred losses.......................................  180,549  261,402  177,617
                                                             -------- -------- --------
Deduct: Paid losses related to:
Current year................................................   72,027  108,229   19,761
Prior years.................................................  149,452   93,775  (27,593)
                                                             -------- -------- --------
Total paid losses...........................................  221,479  202,004   (7,832)
                                                             -------- -------- --------
Balance as of December 31, net of reinsurance recoverable...  665,739  706,669  647,271
Reinsurance recoverable.....................................    1,443    1,840    1,246
                                                             -------- -------- --------
Balance as of December 31, gross of reinsurance recoverable. $667,182 $708,509 $648,517
                                                             ======== ======== ========

The liability for unpaid claims and claim adjustment expenses relating to the Company's accident and health business is based on the estimated amount payable on claims reported prior to the date of the balance sheets which have not yet been settled, claims reported subsequent to the date of the balance sheets which have been incurred during the period then ended, and an estimate (based on past experience) of incurred but unreported claims relating to such periods.

17. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

On March 1, 2010, AIG announced a definitive agreement for the sale of the AIA, one of the world's largest pan-Asian life insurance companies, to Prudential plc for approximately $35.5 billion, including approximately $25 billion in cash, $8.5 billion in face value of equity and equity-linked securities, and $2.0 billion in face value of preferred stock of Prudential plc, subject to closing adjustments. The cash portion of the proceeds from the sale will be used to redeem the preferred interests of the special purpose vehicle held by the New York Fed with a liquidation preference of approximately $16 billion and to repay approximately $9 billion under the Fed Facility.

On March 8, 2010, AIG announced a definitive agreement for the sale of ALICO, one of the world's largest and most diversified international life insurance companies, to MetLife, Inc. ("MetLife") for approximately $15.5 billion, including $6.8 billion in cash and the remainder in equity securities of MetLife, subject to closing adjustments. The cash portion of the proceeds from this sale will be used to reduce the liquidation preference of the preferred interests of the special purpose vehicle held by the New York Fed.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

AIG closed the sale of a portion of its asset management business to Pacific Century Group at the end of March 2010, and the divested portion of the asset management business has been branded as PineBridge Investments. In connection with the closing of the sale, the Company's investment advisory agreement previously entered into with AIG Global Investment Corp. was assigned to AIG Asset Management (U.S.), LLC ("AMG"), an AIG affiliate, and the majority of the Company's invested assets are currently managed by AMG.

In connection with the preparation of its annual report on Form 10-K for the fiscal year ended December 31, 2009, management of AIG assessed whether AIG has the ability to continue as a going concern for the next twelve months. Based on the U.S. government's continuing commitment, the already completed transactions and the other expected transactions with the New York Fed, plans of AIG's management to stabilize AIG's businesses and dispose of certain assets, and after consideration of the risks and uncertainties of such plans, management of AIG believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations during this period. It is possible that the actual outcome of one or more of the plans of AIG's management could be materially different, or that one or more of the significant judgments or estimates of AIG's management about the potential effects of these risks and uncertainties could prove to be materially incorrect, or that the transactions with the New York Fed previously discussed fail to achieve the desired objectives. If one or more of these possible outcomes is realized and financing is not available, AIG may need additional U.S. government support to meet its obligations as they come due. Without additional support from the U.S. government, in the future there could be substantial doubt about AIG's ability to continue as a going concern. If AIG were not able to continue as a going concern, management believes this could have a material effect upon the Company and its operations.

Additional information on AIG is publicly available in its regulatory filings with the SEC. Information regarding AIG as described above is qualified by regulatory filings AIG files from time to time with the SEC.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

                         INDEX TO FINANCIAL STATEMENTS

                                                                        Page
                                                                       Numbers
                                                                       -------
Report of Independent Registered Public Accounting Firm...............    1

Balance Sheets - December 31, 2009 and 2008........................... 2 to 3

Statements of Income (Loss) - Years Ended December 31, 2009, 2008 and
  2007................................................................    4

Statements of Comprehensive Income (Loss) - Years Ended December 31,
  2009, 2008 and 2007.................................................    5

Statements of Shareholder's Equity - Years Ended December 31, 2009,
  2008 and 2007.......................................................    6

Statements of Cash Flows - Years Ended December 31, 2009, 2008 and
  2007................................................................ 7 to 8

Notes to Financial Statements......................................... 9 to 49

[LOGO] PRICEWATERHOUSECOOPERS LLP

                                                     PRICEWATERHOUSECOOPERS LLP
                                                                 1201 LOUISIANA
                                                                     SUITE 2900
                                                          HOUSTON TX 77002-5678
                                                       TELEPHONE (713) 356 4000
                                                       FACSIMILE (713) 356 4717

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of American International Life Assurance Company of New York

In our opinion, the accompanying balance sheets and the related statements of income (loss), of comprehensive income (loss), of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of American International Life Assurance Company of New York (the "Company"), an indirect, wholly owned subsidiary of American International Group, Inc., at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for other-than-temporary impairments of fixed maturity securities as of April 1, 2009.

PRICEWATERHOUSECOOPERS LLP

April 30, 2010

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                                BALANCE SHEETS

                                                                                                       December 31,
                                                                                                   ---------------------
                                                                                                      2009       2008
                                                                                                   ---------- ----------
                                                                                                      (In Thousands)
ASSETS
Investments:
   Fixed maturity securities, available for sale, at fair value (cost: 2009 - $5,386,397; 2008 -
     $5,095,198).................................................................................. $5,441,420 $4,840,509
   Fixed maturity securities, trading, at fair value..............................................     26,257     27,136
   Equity securities, available for sale, at fair value (cost: 2009 - $7,350; 2008 - $7,922)......      9,176      4,427
   Mortgage and other loans receivable, (net of allowance: 2009 - $1,721; 2008 - $0)..............    434,514    465,291
   Policy loans...................................................................................      9,569     10,750
   Investment real estate.........................................................................     23,122     23,653
   Partnerships and other invested assets.........................................................    115,802    124,851
   Short-term investments.........................................................................    186,995    105,016
                                                                                                   ---------- ----------

Total investments.................................................................................  6,246,855  5,601,633
Cash and cash equivalents.........................................................................      4,534      6,346
Accrued investment income.........................................................................     84,217     84,778
Amounts due from related parties..................................................................      2,665      9,729
Reinsurance receivables...........................................................................     36,660     41,984
Deferred policy acquisition costs.................................................................     43,995     47,207
Income taxes receivable from parent...............................................................     10,239    143,726
Other assets......................................................................................     23,216     11,283
Variable account assets, at fair value............................................................     84,317     78,606
                                                                                                   ---------- ----------
TOTAL ASSETS...................................................................................... $6,536,698 $6,025,292
                                                                                                   ========== ==========

                See accompanying notes to financial statements

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                          BALANCE SHEETS (Continued)

                                                                                        December 31,
                                                                                   --------------------------------
                                                                                      2009             2008
                                                                                     ----------       ----------
                                                                                   (In Thousands, except share data)
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
   Future policy benefits......................................................... $3,459,948       $3,446,406
   Policyholder contract deposits.................................................  2,004,632        2,240,587
   Policy claims and benefits payable.............................................     22,941           21,878
   Other policyholders' funds.....................................................     31,767           25,457
   Reserve for unearned premiums..................................................      7,838            7,140
   Amounts due to related parties.................................................     12,222           23,755
   Derivative liabilities.........................................................      7,898            5,843
   Other liabilities..............................................................     37,844           34,713
   Variable account liabilities...................................................     84,317           78,606
                                                                                     ----------       ----------
TOTAL LIABILITIES.................................................................  5,669,407        5,884,385
                                                                                     ----------       ----------

Commitments and contigent liabilities (see Note 11)
SHAREHOLDER'S EQUITY:
   Common stock, $200 par value, 16,125 shares authorized, issued and outstanding.      3,225            3,225
   Additional paid-in capital.....................................................  1,196,160          996,012
   Accumulated deficit............................................................   (377,553)        (691,654)
   Accumulated other comprehensive income (loss)..................................     45,459         (166,676)
                                                                                     ----------       ----------
TOTAL SHAREHOLDER'S EQUITY........................................................    867,291          140,907
                                                                                     ----------       ----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY........................................ $6,536,698       $6,025,292
                                                                                     ==========       ==========

                See accompanying notes to financial statements

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                          STATEMENTS OF INCOME (LOSS)

                                                                                                     Years ended December 31,
                                                                                                 -------------------------------
                                                                                                   2009        2008       2007
                                                                                                 --------  -----------  --------
                                                                                                          (In Thousands)
REVENUES:
   Premiums and other considerations............................................................ $147,188  $   371,889  $374,489
   Net investment income........................................................................  410,166      437,618   513,024
   Net realized investment losses:
       Total other-than-temporary impairments on available for sale securities..................  (74,302)    (461,104)  (31,663)
       Portion of other-than-temporary impairments on available for sale fixed maturity
         securities recognized in accumulated other comprehensive income (loss).................    1,726           --        --
                                                                                                 --------  -----------  --------
       Net other-than-temporary impairments on available for sale securities recognized in
         net losses.............................................................................  (72,576)    (461,104)  (31,663)
       Other realized investment losses.........................................................   (1,425)    (850,549)  (47,212)
                                                                                                 --------  -----------  --------
          Total net realized investment losses..................................................  (74,001)  (1,311,653)  (78,875)
   Insurance charges and other revenue..........................................................    8,622       11,015    11,768
                                                                                                 --------  -----------  --------
TOTAL REVENUES..................................................................................  491,975     (491,131)  820,406
                                                                                                 --------  -----------  --------

BENEFITS AND EXPENSES:
   Policyholder benefits........................................................................  345,848      570,722   534,418
   Interest credited on policyholder contract deposits..........................................   83,358       99,367   126,439
   Amortization of deferred policy acquisition costs............................................    3,355       14,772    39,553
   Other operating expenses.....................................................................   27,194       28,921    35,246
                                                                                                 --------  -----------  --------
TOTAL BENEFITS AND EXPENSES.....................................................................  459,755      713,782   735,656
                                                                                                 --------  -----------  --------

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)...............................................   32,220   (1,204,913)   84,750

INCOME TAX EXPENSE (BENEFIT):
   Current......................................................................................   (1,696)    (269,969)   19,380
   Deferred.....................................................................................   15,076      285,727     5,071
                                                                                                 --------  -----------  --------
TOTAL INCOME TAX EXPENSE........................................................................   13,380       15,758    24,451
                                                                                                 --------  -----------  --------

NET INCOME (LOSS)............................................................................... $ 18,840  $(1,220,671) $ 60,299
                                                                                                 ========  ===========  ========

                See accompanying notes to financial statements

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                                 Years ended December 31,
                                                                            ---------------------------------
                                                                               2009        2008        2007
                                                                            ---------  -----------  ---------
                                                                                      (In Thousands)
NET INCOME (LOSS).......................................................... $  18,840  $(1,220,671) $  60,299
OTHER COMPREHENSIVE INCOME (LOSS):

   Net unrealized gains of fixed maturity investments on which other-than-temporary credit impairments were taken - net of
     reclassification adjustments..........................................    28,983           --         --
   Deferred income tax expense on above changes............................    (4,284)          --         --

   Net unrealized gains (losses) on all other invested assets arising
     during the current period - net of reclassification adjustments.......   613,184     (253,767)  (267,149)
   Deferred income tax (expense) benefit on above changes..................  (214,615)      88,818     93,963

   Adjustment to deferred policy acquisition costs.........................        --           --     31,702
   Deferred income tax expense on above changes............................        --           --    (11,147)
                                                                            ---------  -----------  ---------
   OTHER COMPREHENSIVE INCOME (LOSS).......................................   423,268     (164,949)  (152,631)
                                                                            ---------  -----------  ---------

COMPREHENSIVE INCOME (LOSS)................................................ $ 442,108  $(1,385,620) $ (92,332)
                                                                            =========  ===========  =========

                See accompanying notes to financial statements

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                      STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                    Years ended December 31,
                                                               ----------------------------------
                                                                  2009         2008        2007
                                                               ----------  -----------  ---------
                                                                         (In Thousands)
COMMON STOCK:
   Balance at beginning and end of year....................... $    3,225  $     3,225  $   3,225

ADDITIONAL PAID-IN CAPITAL:
   Balance at beginning of year...............................    996,012      244,198    238,025
       Capital contributions from Parent (see Note 12)........    200,148      751,814      6,173
                                                               ----------  -----------  ---------
   Balance at end of year.....................................  1,196,160      996,012    244,198
                                                               ----------  -----------  ---------

RETAINED EARNINGS (ACCUMULATED DEFICIT):
   Balance at beginning of year...............................   (691,654)     579,017    618,718
       Cumulative effect of accounting change, net of tax.....    295,261           --         --
       Net income (loss)......................................     18,840   (1,220,671)    60,299
       Dividends..............................................         --      (50,000)  (100,000)
                                                               ----------  -----------  ---------
   Balance at end of year.....................................   (377,553)    (691,654)   579,017
                                                               ----------  -----------  ---------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
   Balance at beginning of year...............................   (166,676)      (1,727)   150,904
       Cumulative effect of accounting change, net of tax.....   (211,133)          --         --
       Other comprehensive income (loss)......................    423,268     (164,949)  (152,631)
                                                               ----------  -----------  ---------
   Balance at end of year.....................................     45,459     (166,676)    (1,727)
                                                               ----------  -----------  ---------

TOTAL SHAREHOLDER'S EQUITY.................................... $  867,291  $   140,907  $ 824,713
                                                               ==========  ===========  =========

                See accompanying notes to financial statements

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                           STATEMENTS OF CASH FLOWS

                                                                                               Years ended December 31,
                                                                                          ---------------------------------
                                                                                             2009        2008        2007
                                                                                          ---------  -----------  ---------
                                                                                                    (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)........................................................................ $  18,840  $(1,220,671) $  60,299
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Interest credited on policyholder contract deposits......................................    83,358       99,367    126,439
Fees charged for policyholder contract deposits..........................................    (5,401)      (4,943)    (4,943)
Amortization of deferred policy acquisition costs........................................     3,355       14,772     41,987
Net realized investment losses...........................................................    74,001    1,311,653     78,875
Equity in income of partnerships and other invested assets...............................    (8,249)      13,269    (28,508)
Depreciation and amortization............................................................     1,347        1,796        670
Amortization (accretion) of net premium/discount on investments..........................   (30,954)     (13,484)   (16,015)
Provision for deferred income taxes......................................................  (134,771)      88,818     93,963
CHANGE IN:
   Trading Securities, at fair value.....................................................       879        7,464         --
   Accrued investment income.............................................................       561        7,192     12,316
   Amounts due to/from related parties...................................................    (4,469)      (5,666)    41,385
   Reinsurance receivables...............................................................     5,324      (17,602)     4,456
   Deferral of deferred policy acquisition costs.........................................      (143)        (244)      (264)
   Income taxes currently receivable/payable.............................................   133,487     (106,821)   (60,104)
   Other assets..........................................................................   (11,917)       7,046      8,541
   Future policy benefits................................................................    14,239      283,290    308,511
   Other policyholders' funds............................................................     6,310        9,780    (21,738)
   Other liabilities.....................................................................     5,007      (11,654)       200
Other, net...............................................................................       145       (1,878)        --
                                                                                          ---------  -----------  ---------
       NET CASH PROVIDED BY OPERATING ACTIVITIES......................................... $ 150,949  $   461,484  $ 646,070
                                                                                          ---------  -----------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of:
   Fixed maturity securities............................................................. $(553,962) $  (236,882) $(699,699)
   Equity securities.....................................................................    (5,838)        (374)    (8,000)
   Mortgage and other loans..............................................................    (1,202)     (31,889)   (66,864)
   Other investments, excluding short-term investments...................................   (37,992)     (93,501)   (46,827)
Sales of:
   Fixed maturity securities.............................................................   252,384      615,785    969,015
   Equity securities.....................................................................     7,494        1,034      1,579
   Other investments, excluding short-term investments...................................    53,911       11,722     54,230
Redemptions and maturities of:
   Fixed maturity securities.............................................................   293,541      199,887    493,867
   Mortgage and other loans..............................................................    32,345       50,628     51,482
   Other investments, excluding short-term investments...................................     3,261        2,587      3,332
Change in short-term investments.........................................................   (81,979)     (14,549)   (72,682)
Change in securities lending invested collateral.........................................        --    1,725,634   (703,235)
Other - net..............................................................................        --           --        (87)
                                                                                          ---------  -----------  ---------
       NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES............................... $ (38,037) $ 2,230,082  $ (23,889)
                                                                                          ---------  -----------  ---------

                See accompanying notes to financial statements

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                     STATEMENTS OF CASH FLOWS (Continued)

                                                              Years ended December 31,
                                                        -----------------------------------
                                                           2009        2008         2007
                                                        ---------  -----------  -----------
                                                                   (In Thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account deposits.......................... $  25,200  $    60,163  $    74,899
Policyholder account withdrawals.......................  (341,624)    (770,282)  (1,235,197)
Net exchanges to/(from) variable accounts..............      (244)       2,419          282
Claims and annuity payments............................     3,820          827        1,253
Change in securities lending payable...................        --   (2,541,319)     650,557
Cash overdrafts........................................    (1,876)      (4,121)      (9,726)
Cash capital contribution from Parent..................   200,000      606,671        6,173
Dividend paid to shareholder...........................        --      (50,000)    (100,000)
                                                        ---------  -----------  -----------
   NET CASH USED IN FINANCING ACTIVITIES............... $(114,724) $(2,695,642) $  (611,759)
                                                        ---------  -----------  -----------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS....... $  (1,812) $    (4,076) $    10,422
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.......     6,346       10,422           --
                                                        ---------  -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD............. $   4,534  $     6,346  $    10,422
                                                        =========  ===========  ===========

SUPPLEMENTAL CASH FLOW INFORMATION

Income taxes paid (received)........................... $  13,398  $    35,669  $   (10,418)
Interest received...................................... $    (367) $        --  $        --

Non-cash activity:
Capital contribution in the form of securities......... $      --  $   145,143  $        --
Capital contribution for equity compensation........... $     148  $        --  $        --

                See accompanying notes to financial statements

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

American International Life Assurance Company of New York (the "Company"), is a wholly-owned subsidiary of AGC Life Insurance Company (the "Parent"), and its ultimate parent is American International Group, Inc. ("AIG"). The Company, domiciled in New York, has been doing business since 1962 as a provider of individual and group life insurance, fixed annuities, immediate annuities, variable products, terminal funding annuities, and structured settlement contracts. The Company is licensed to sell life and accident and health insurance in the District of Columbia and all states except Arizona, Connecticut and Maryland. The Company is also licensed in American Samoa, U.S. Virgin Islands, and Guam.

Prior to December 18, 2007, 78 percent of the outstanding stock of the Company was held by AIG. The remaining 22 percent of the Company's outstanding common stock was held by another AIG subsidiary, American Home Assurance ("AHAC"), which is domiciled in New York. Effective December 18, 2007, the shares of the Company owned by AHAC were sold to AIG and on December 31, 2007, 100 percent of the shares owned by AIG were contributed by AIG to AIG Life Holdings and upon receipt of these shares, AIG Life Holdings contributed the same to the Parent, which is domiciled in Missouri. As a result of these transactions, 100 percent of the Company's outstanding common stock is owned by the Parent as of December 31, 2007.

The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing insurance products. The financial condition of AIG and rating downgrades that occurred late in the third quarter of 2008 and AIG's restructuring plan and related events described in Note 14 below (collectively, the "AIG Events") have also impacted the Company's operations. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risks. Continuing volatility in the credit markets may result in additional other-than-temporary impairments relating to the Company's fixed income investments. The Company controls its exposure to these risks by, among other things, closely monitoring and limiting prepayments and extension risk in its portfolio; maintaining a large percentage of its portfolio in liquid securities; engaging in a disciplined process of underwriting; and reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income on variable product assets held in variable accounts. Although management expects to be able to achieve its plans, no assurance can be given that one or more of the risks described above will not result in material adverse effects on the Company's financial position, results of operations and/or statutory capital and surplus.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain prior period items have been reclassified to conform to the current period's presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. The Company considers that its accounting policies that are most dependent on the application of estimates and assumptions, and therefore viewed as critical accounting estimates, are those relating to items considered by management in the determination of:

    .  future policy benefits for life and accident and health contracts;

    .  recoverability of deferred policy acquisition costs ("DAC");

    .  estimated gross profits ("EGPs") for investment-oriented products;

    .  other-than-temporary impairments;

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


    . estimates with respect to income taxes, including recoverability of deferred tax assets; and

    . fair value measurements of certain financial assets and liabilities, including the Company's economic interest in Maiden Lane II LLC ("ML II"), a Delaware limited liability company whose sole member is the Federal Reserve Bank of New York ("New York Fed"). See Note 3 herein.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's financial condition, results of operations and cash flows could be materially affected.

Out of Period Adjustments

The Company recorded the net effect of certain out of period adjustments which decreased pretax income for 2009 by $4.2 million. The Company evaluated these errors taking into account both qualitative and quantitative factors and considered the impact of these errors to 2009, as well as the materiality to the periods in which they originated. The pretax impact on prior periods relating to the 2009 out of period adjustments is as follows (in millions):

                                                   Total  2008  2007  Pre-2007
                                                   -----  ---- -----  --------
Increase (decrease) to pretax income.............. $(4.2) $2.8 $(1.5)  $(5.5)

Management believes these errors are immaterial to the financial statements.

INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include limited payment, endowment, guaranteed renewable term life, universal life, variable products and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most contracts issued in the future by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

INVESTMENTS

Fixed Maturity and Equity Securities

Fixed maturity and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, net of deferred taxes, are recorded as a separate component of accumulated other comprehensive income
(loss), within shareholder's equity. Realized gains and losses on the sale of investments are recognized in income at the date of sale and are determined by using the specific cost identification method.

Interest on fixed maturity securities is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Premiums and discounts arising from the purchase of bonds classified as available for sale are treated as yield adjustments over their estimated lives, until maturity, or call date, if applicable. Dividend income on equity securities is generally recognized as income on the ex-dividend date.

Fixed maturity and equity securities classified as trading securities are carried at fair value. Trading securities include the Company's economic interest in ML II, which is carried at fair value. For discussion on ML II, see Notes 6 and 7. Realized and unrealized gains and losses on trading securities are reported in net investment income.

Evaluating Investments for Other-Than-Temporary Impairments

On April 1, 2009, the Company adopted prospectively a new accounting standard addressing the evaluation of fixed maturity securities for other-than-temporary impairments. These requirements have significantly altered the Company's policies and procedures for determining impairment charges recognized through earnings. The new

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)

standard requires a company to recognize the credit component (a credit impairment) of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The new standard also changes the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold the security until recovery and requires additional disclosures. A credit impairment, which is recognized in earnings when it occurs, is the difference between the amortized cost of the fixed maturity security and the estimated present value of cash flows expected to be collected (recovery value), as determined by management. The difference between fair value and amortized cost that is not related to a credit impairment is recognized as a separate component of accumulated other comprehensive income (loss). The Company refers to both credit impairments and impairments recognized as a result of intent to sell as "impairment charges." The impairment model for equity securities was not affected by the new standard.

Impairment Policy -- Effective April 1, 2009 and Thereafter

Fixed Maturity Securities
-------------------------

If the Company intends to sell a fixed maturity security or it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, an other-than-temporary impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to earnings.

For all other fixed maturity securities for which a credit impairment has occurred, the amortized cost is written down to the estimated recovery value with a corresponding charge to earnings. Changes in fair value compared to recovery value, if any, is charged to unrealized appreciation (depreciation) of fixed maturity investments on which other-than-temporary credit impairments were taken (a component of accumulated other comprehensive income (loss)).

When assessing the Company's intent to sell a fixed maturity security, or if it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis, management evaluates relevant facts and circumstances including, but not limited to, decisions to reposition the Company's investment portfolio, sales of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing.

The Company considers severe price declines and the duration of such price declines in its assessment of potential credit impairments. The Company also modifies its modeled outputs for certain securities when it determines that price declines are indicative of factors not comprehended by the cash flow models.

In periods subsequent to the recognition of an other-than-temporary impairment charge for available for sale fixed maturity securities that is not foreign exchange related, the Company generally prospectively accretes into income the difference between the new amortized cost and the expected undiscounted recovery value over the remaining expected holding period of the security.

In assessing whether a credit impairment has occurred for a structured fixed maturity security, the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of the securities.

When estimating future cash flows for a structured fixed maturity security (e.g. Residential mortgage-backed securities ("RMBS"), Commercial mortgage-backed securities ("CMBS"), Collateralized debt obligations ("CDO"), Asset backed securities ("ABS")) management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

    .  Current delinquency rates;

    .  Expected default rates and timing of such defaults;

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


    .  Loss severity and timing of any such recovery;

    .  Expected prepayment speeds; and

    .  Ratings of securities underlying structured products.

For corporate, municipal and sovereign fixed maturity securities determined to be credit impaired, management considers the fair value as the recovery value when available information does not indicate that another value is more relevant or reliable. When management identifies information that supports a recovery value other than the fair value, the determination of a recovery value considers scenarios specific to the issuer and the security, and may be based upon estimates of outcomes of corporate restructurings, political and macro economic factors, stability and financial strength of the issuer, the value of any secondary sources of repayment and the disposition of assets.

Equity Securities
-----------------

The impairment model for equity securities and other cost and equity method investments was not affected by the adoption of the new accounting standard related to the other-than-temporary impairments in the second quarter of 2009. The Company continues to evaluate its available for sale equity securities, equity method and cost method investments for impairment by considering such securities as candidates for other-than-temporary impairment if they meet any of the following criteria:

    . The security has traded at a significant (25 percent or more) discount to cost for an extended period of time (nine consecutive months or longer);

    . A discrete credit event has occurred resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

    . The Company has concluded that it may not realize a full recovery on its investment, regardless of the occurrence of one of the foregoing events.

The determination that an equity security is other-than-temporarily impaired requires the judgment of management and consideration of the fundamental condition of the issuer, its near-term prospects and all the relevant facts and circumstances. The above criteria also consider circumstances of a rapid and severe market valuation decline in which the Company could not reasonably assert that the impairment period would be temporary (severity losses).

Fixed Maturity Securities Impairment Policy -- Prior to April 1, 2009

In all periods prior to April 1, 2009, the Company assessed its ability to hold any fixed maturity available for sale security in an unrealized loss position to its recovery at each balance sheet date. The decision to sell any such fixed maturity security classified as available for sale reflected the judgment of the Company's management that the security sold was unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflected management's judgment that the risk-adjusted ultimate recovery was less than the value achievable on sale.

In those periods, the Company evaluated its fixed maturity securities for other-than-temporary impairments with respect to valuation as well as credit.

After a fixed maturity security had been identified as other-than-temporarily impaired, the amount of such impairment was determined as the difference between fair value and amortized cost and the entire amount was recorded as a charge to earnings.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Mortgage and Other Loans Receivable

Mortgage and other loans receivable includes mortgage loans on real estate, collateral, commercial and guaranteed loans. Mortgage loans are classified as loans held for investment.

Mortgage Loans Held for Investment
----------------------------------

Loans classified as "held for investment" are those that the Company has the intent and ability to hold for the foreseeable future, or until maturity or payoff. Mortgage loans held for investment are carried at unpaid principal balances less valuation allowances and deferred fees or expenses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on such loans is accrued as earned. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income in the statements of income (loss). Non-refundable loan origination fees and certain incremental direct origination costs are offset and the resulting net amount is deferred and amortized in net investment income (or expense) over the life of the related loan as an adjustment of the loan's yield. Loan commitment fees are generally deferred and recognized in net investment income (expense) as an adjustment of yield over the related life of the loan or upon expiration of the commitment if the commitment expires unexercised.

Valuation Allowance
-------------------

An allowance for mortgage and other loans receivable is based on certain risk factors and recognized when collection of all amounts due under the contractual terms is not probable. There are two components of allowance for loan loss:
(i) individual loans that are specifically reserved ("specific loan loss allowance") and (ii) groups of loans that have specific characteristics indicating a probable loss although the loss cannot be determined for any individual loan in the group ("segment loan loss allowance").

A specific loan loss allowance is determined based on the fair value of the collateral supported by an internal cash flow analysis, third party broker opinion of value or a third party appraisal report. The allowance amount is calculated as the excess of book value of the individual loan over the fair value of its collateral, net of a sales cost estimate.

The Company segregates pools of loans with higher risk profile from the mortgage loan portfolio to determine a segment loan loss allowance, using factors such as vintage, maturity date, debt service coverage ratio ("DSCR"), loan to value ("LTV") and type of loan. The Company reviews and revises these key assumptions on a quarterly basis based on an analysis of market conditions. The appraised value of the collateral of the loans with higher risk profile is then reduced by a percentage, which is based on current market conditions. To the extent that the reduced appraised value of the collateral with higher risk profile is lower than its book value, an allowance is recorded. Loans with specific loan loss allowance are excluded from the segment loan loss allowance.

Additions or reductions to the allowance for loan losses are made through charges or credits to realized investment gains (losses) in the statements of income (loss).

Policy Loans

Policy loans are carried at unpaid principal amount. There is no allowance for policy loans because these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

Investment Real Estate

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. The Company does not currently hold any available for sale investment real estate.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Partnerships and Other Invested Assets

Partnerships in which the Company holds less than a five percent interest are carried at fair value and the change in fair value is recognized as a component of accumulated other comprehensive income (loss). With respect to partnerships in which AIG holds in the aggregate a five percent or greater interest, or less than five percent interest but AIG has more than a minor influence over the operations of the investee, the Company's carrying value is its share of the net asset value. The changes in such net asset values accounted for under the equity method are recorded in earnings through net investment income. In applying the equity method of accounting, the Company consistently uses financial information provided by the general partners or manager of each of these investments, which is generally one to three months prior to the end of the Company's reporting period. The financial statements of these investees are generally audited on an annual basis.

Short-Term Investments

Short-term investments consist of interest-bearing money market funds, investment pools, and other investments with original maturities within one year from the date of purchase.

Derivative Financial Instruments

The Company takes positions from time to time in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates, foreign currencies and equity markets on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps and foreign currency swaps. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

The Company believes its hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting. The Company carries all derivatives at fair value in the balance sheets. Changes in the fair value of derivatives are reported as part of net realized investment gains and losses in the statements of income (loss). See Note 5 for related disclosures.

CASH AND CASH EQUIVALENTS

Cash represents cash on hand and non-interest bearing demand deposits.

DEFERRED POLICY ACQUISITION COSTS

Policy acquisition costs represent those costs, including commissions, underwriting and certain marketing expenses, that vary with and are primarily related to the acquisition of new business.

Policy acquisition costs for traditional life and accident and health insurance products are generally deferred and amortized, with interest, over the premium paying period. Policy acquisition costs and policy issuance costs related to universal life, and investment-type products (investment-oriented products) are deferred and amortized, with interest, in relation to the incidence of EGPs to be realized over the estimated lives of the contracts. EGPs are composed of net interest income, net realized investment gains and losses, fees, surrender charges, expenses, and mortality gains and losses. If EGPs change significantly, DAC is recalculated using the new assumptions. Any resulting adjustment is included in income as an adjustment to DAC. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the current and projected future profitability of the underlying insurance contracts.

With respect to the Company's variable universal life policies, the assumption for the long-term growth of the variable account assets used by the Company in the determination of DAC amortization is approximately 8.3 percent. For the Company's variable annuity policies, because of the limited size of the block of business, a simplified approach was used which combines experience for lapses, death, and market growth.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


VARIABLE ACCOUNT ASSETS AND LIABILITIES

Variable account assets and liabilities represent funds that are separately administered for variable annuities and variable universal life contracts, for which the investment risk lies solely with the contract holder, except to the extent of minimum guarantees made by the Company with respect to certain policies. Therefore, the Company's liability for these variable accounts equals the value of the variable account assets. Variable account assets are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share and are insulated from creditors. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to variable accounts are excluded from the statements of income (loss), comprehensive income (loss), and cash flows.

The Company receives administrative fees and other fees for assuming mortality and certain expense risks. Such fees are included in other revenue in the statements of income (loss).

FUTURE POLICY BENEFITS

The liability for future policy benefits is established using assumptions described in Note 9 herein. Future policy benefits include liabilities for annuities issued in structured settlement arrangements whereby a claimant has agreed to settle a general insurance claim in exchange for fixed payments over a fixed determinable period of time with a life contingency feature. Structured settlement liabilities are presented on a discounted basis as the settled claims are fixed and determinable. Also included in future policy benefits is the liability for guaranteed minimum death benefit ("the GMDB"). A majority of the Company's variable annuity products are issued with a death benefit feature which provides that, upon the death of a contract holder, the contract holder's beneficiary will receive the greater of (i) the contract holder's account value, or (ii) a GMDB that varies by product. Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals. The GMDB has issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

The Company provides reserves for future GMDB-related benefits. The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Changes in liabilities for minimum guarantees are included in policyholder benefits in the statements of income (loss).

The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to policyholder benefits, if actual experience or other evidence suggests that earlier assumptions should be revised.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits are recorded at accumulated value (deposits received, plus accrued interest, less withdrawals and assessed fees). Deposits collected on non-traditional life and annuity insurance products, such as those sold by the Company, are not reflected as revenues in the Company's statements of income (loss), as they are recorded directly to policyholder contract deposits upon receipt.

POLICY CLAIMS AND BENEFITS PAYABLE

Policy claims and benefits payable include amounts representing: (i) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims; and (ii) an estimate, based upon prior experience, for accident and health reported and incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments are reflected in current period income.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


OTHER POLICYHOLDERS' FUNDS

Included in other policyholders' funds are primarily reserves for experience rated group products and liabilities for premiums received in advance.

Provisions for experience rating refunds arise from contractual obligations between the Company and the group being insured. Periodic assessments of the experience of the insured group are undertaken and the group participates in the profits of the business, either through adjustments to premiums or through refunds from the liability for the refund.

Premium deposit funds represent a liability for premiums received in advance of their due dates. Such premiums are allowed to accumulate with interest until they are due, at which time the premiums are applied to the underlying policies.

PREMIUM RECOGNITION

Premiums for traditional life insurance products are recognized when due. For limited-payment contracts, net premiums are recorded as revenue. The difference between the gross received and the net premium is deferred and recognized as a change in future policy benefits in the statements of income (loss).

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges and are included in other revenue in the statements of income (loss). Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC. Variable annuity and variable universal life fees, asset management fees and surrender charges are recorded as income in insurance charges and other revenue when earned.

Premiums on accident and health policies are reported as earned over the contract term. The portion of accident and health premiums which is not earned at the end of a reporting period is recorded as reserves for unearned premiums.

NET INVESTMENT INCOME

Net investment income represents income primarily from the following sources in the Company's operations:

    . Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.

    . Dividend income and distributions from common and preferred stock and other investments when receivable.

    . Realized and unrealized gains and losses from investments in trading securities accounted for at fair value.

    . Earnings from hedge funds and limited partnership investments accounted for under the equity method.

NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains and losses are determined by specific identification. The net realized investment gains and losses are generated primarily from the following sources:

    . Sales of fixed maturity and equity securities (except trading securities accounted for at fair value), real estate, investments in joint ventures and limited partnerships, securities lending invested collateral and other types of investments.

    . Reductions to the cost basis of fixed maturity and equity securities (except trading securities accounted for at fair value), and other invested assets for other-than-temporary impairments.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


    .  Changes in fair value of derivatives.

    .  Exchange gains and losses resulting from foreign currency transactions.

INCOME TAXES

Deferred taxes and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income.

SECURITIES LENDING INVESTED COLLATERAL AND SECURITIES LENDING PAYABLE

On December 12, 2008, the Company terminated its securities lending activities (see Note 7 for additional information).

Securities lending collateral was invested in interest-bearing cash equivalents and fixed maturity securities, primarily floating-rate bonds. Securities lending collateral investments in fixed maturity securities were carried at fair value and accounted for in a manner consistent with other available-for-sale fixed maturity securities, and were evaluated for other-than-temporary impairment by applying the same criteria used for other fixed maturity securities. The Company's allocated portion of income earned on the invested collateral, net of interest repaid to the borrowers under the securities lending agreements and the related management fees paid to administer the program, was recorded as investment income in the statements of income (loss). The Company's allocated portion of any realized investment losses on the invested collateral was recorded in the statements of income
(loss). The Company generally obtained and maintained cash collateral from securities borrowers at current market levels for the securities lent. During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings. Changes in forward purchase commitments were recorded as net realized investment gains (losses) in the statements of income (loss).

Since the Company terminated its securities lending activities on December 12, 2008, there were no securities subject to securities lending agreements on the consolidated balance sheets at December 31, 2009 or 2008.

ACCOUNTING CHANGES

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2007:

Deferred Acquisition Costs

In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued an accounting standard that provides guidance on accounting for internal replacements of insurance and investment contracts other than those specifically described in the accounting standard for certain long-duration contracts issued by insurance enterprises. The standard defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Internal replacements that result in a substantially changed contract are accounted for as a termination and a replacement contract. The effective date of the implementation guidance was January 1, 2007. The adoption of this guidance did not have a material effect on the Company's financial condition or results of operations.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board ("FASB") issued an accounting standard which clarifies the accounting for uncertainty in income tax positions. The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. The standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The Company adopted the interpretation on January 1, 2007. No increase in the liability for unrecognized tax benefits was required upon adoption.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2008:

Fair Value Measurements

In September 2006, the FASB issued an accounting standard that defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. The standard also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. The Company adopted the standard on January 1, 2008, its required effective date. The standard must be applied prospectively, except for certain stand-alone derivatives and hybrid instruments, which must be applied as a cumulative effect of change in accounting principle to retained earnings at January 1, 2008. The adoption of the standard did not have a material effect on the Company's financial condition or results of operations.

Fair Value Option

In February 2007, the FASB issued an accounting standard that permits entities to choose to measure at fair value many financial instruments and certain other items that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in earnings. The standard also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The standard permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability, or upon most events that gives rise to a new basis of accounting for that instrument. The Company adopted the new standard on January 1, 2008, its required effective date. The Company did not make any fair value measurement elections upon initial adoption of the standard.

Fair Value of Financial Assets in Inactive Markets

In October 2008, the FASB issued an accounting standard that provides guidance clarifying certain aspects with respect to the fair value measurements of a security when the market for that security is inactive. The Company adopted this guidance in the third quarter of 2008. The effects of adopting the new standard on the Company's financial condition and results of operations were not material.

Amendment to Other-Than-Temporary Impairment Guidance

In January 2009, the FASB issued an accounting standard that amends the impairment guidance on recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The standard also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements related to the accounting for certain investments in debt and equity securities and other related guidance. The Company adopted this guidance in the fourth quarter of 2008. The effects of adopting the standard on the Company's financial condition and results of operations were not material.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2009:

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued an accounting standard that requires enhanced disclosures about (i) how and why the Company uses derivative instruments,
(ii) how derivative instruments and related hedged items are accounted for, and
(iii) how derivative instruments and related hedged items affect the Company's financial condition, results of operations, and cash flows. The Company adopted the new standard on January 1, 2009. See Note 5 for related disclosures.

Subsequent Events

In May 2009, the FASB issued an accounting standard that requires disclosure of the date through which a company evaluated the need to disclose events that occurred subsequent to the balance sheet date and whether that date represents the date the financial statements were issued or were available to be issued. The Company adopted the new standard for the period ended June 30, 2009.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued an accounting standard that requires a company to recognize the credit component of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changed the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold until recovery. The standard does not change the recognition of other-than-temporary impairment for equity securities. The standard requires additional disclosures in interim and annual reporting periods for fixed maturity and equity securities.

The Company adopted the new standard on April 1, 2009 and recorded an after-tax cumulative effect adjustment to increase the Company's shareholder's equity by $84.1 million as of April 1, 2009, consisting of a decrease in accumulated deficit of $295.3 million and a increase to accumulated other comprehensive loss of $211.1 million, net of tax. The net increase in the Company's shareholder's equity was due to a reversal of a portion of the deferred tax asset valuation allowance for certain previous non-credit impairment charges directly attributable to the change in accounting principle (see Note 13 herein). The cumulative effect adjustment resulted in an increase of approximately $324.8 million in the amortized cost of fixed maturity securities, which has the effect of significantly reducing the accretion of investment income over the remaining life of the underlying securities, beginning in the second quarter of 2009. The effect of the reduced investment income will be offset, in part, by a decrease in the amortization of DAC.

The new standard is expected to reduce the level of other-than-temporary impairment charges recorded in earnings for fixed maturity securities due to the following required changes in the Company's accounting policy for other-than-temporary impairments:

    . Impairment charges for non-credit (e.g., severity) losses are no longer recognized in earnings;

    . The amortized cost basis of credit impaired securities will be written down through a charge to earnings to the present value of expected cash flows, rather than to fair value; and

    . For fixed maturity securities that are not deemed to be credit-impaired, the Company is no longer required to assert that it has the intent and ability to hold such securities to recovery to avoid an other-than-temporary impairment charge. Instead, an impairment charge through earnings is required only in situations where the Company has the intent to sell the fixed maturity security or it is more likely than not that the Company will be required to sell the security prior to recovery.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


The following table presents the components of the change in the Company's shareholder's equity at April 1, 2009 due to the adoption of the new accounting standard for other-than-temporary impairments:

                                                                          (Increase)
                                                                          Decrease to
                                                             (Increase)   Accumulated  Net Increase in
                                                             Decrease to     Other      the Company's
                                                             Accumulated Comprehensive  Shareholder's
                                                               Deficit       Loss          Equity
                                                             ----------- ------------- ---------------
                                                                          (In Thousands)
Net effect of the increase in amortized cost of available
  for sale fixed maturity securities........................  $324,820     $(324,820)      $    --
Net effect on deferred income tax assets....................   (29,559)      113,687        84,128
                                                              --------     ---------       -------
Net increase in the Company's shareholder's equity..........  $295,261     $(211,133)      $84,128
                                                              ========     =========       =======

Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued an accounting standard that provides guidance for estimating fair value of assets and liabilities when the volume and level of activity for an asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. The new standard also requires extensive additional fair value disclosures. The adoption of the new standard on April 1, 2009, did not have a material effect on the Company's financial condition, results of operations or cash flows.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued an accounting standards update to clarify how the fair value measurement principles should be applied to measuring liabilities carried at fair value. The update explains how to prioritize market inputs in measuring liabilities at fair value and what adjustments to market inputs are appropriate for debt obligations that are restricted from being transferred to another obligor. The update was effective beginning October 1, 2009 for the Company. The adoption of the new standard update did not have a material effect on the Company's financial condition, results of operations or cash flows.

Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In September 2009, the FASB issued an accounting standard update that permits, as a practical expedient, a company to measure the fair value of an investment that is within the scope of the update on the basis of the net asset value per share of the investment (or its equivalent) if that value is calculated in accordance with fair value as defined by the FASB. The standard also requires enhanced disclosures. The new standard applies to investment companies that do not have readily determinable fair values such as certain hedge funds and private equity funds. The new standard was effective for interim and annual periods ending after December 15, 2009. The new standard does not apply to the Company and therefore did not have a material effect on the Company's financial condition, results of operations or cash flows.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Consolidation of Variable Interest Entities ("VIE")

In June 2009, the FASB issued an accounting standard that amends the rules addressing consolidation of variable interest entities with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and has (i) the obligation to absorb losses of the entity or
(ii) the right to receive benefits from the entity. The new standard also requires

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)

enhanced financial reporting by enterprises involved with variable interest entities. The new standard is effective for interim and annual periods beginning on January 1, 2010 for the Company. Earlier application is prohibited. The Company has assessed and has determined that the standard did not have a material effect on its financial condition, results of operations and cash flows.

3. FAIR VALUE MEASUREMENTS

Amounts related to the Company's financial instruments are as follows:

                                                           2009                  2008
                                                   --------------------- ---------------------
                                                    Carrying    Fair      Carrying    Fair
                                                     Amount     Value      Amount     Value
                                                   ---------- ---------- ---------- ----------
                                                                 (In Thousands)
ASSETS
Fixed maturity securities, available for sale..... $5,441,420 $5,441,420 $4,840,509 $4,840,509
Fixed maturity securities, trading................     26,257     26,257     27,136     27,136
Equity securities, available for sale.............      9,176      9,176      4,427      4,427
Mortgage and other loans receivable...............    434,514    410,058    465,291    469,892
Policy loans......................................      9,569      9,569     10,750     10,750
Partnerships and other invested assets............    115,802    115,802    124,851    124,851
Short-term investments............................    186,995    186,995    105,016    105,016
Accrued investment income.........................     84,217     84,217     84,778     84,778
Variable account assets...........................     84,317     84,317     78,606     78,606

LIABILITIES
Policyholder contract deposits....................  1,863,178  1,965,565  2,083,812  2,201,978
Derivative liabilities............................      7,898      7,898      5,843      5,843

Fixed Maturity Securities, Equity Securities and Trading Securities

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value fixed maturity and equity securities in its available for sale and trading portfolios. Market price data generally is obtained from third party pricing vendors.

The Company estimates the fair value of fixed maturity securities not traded in active markets by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For certain fixed maturity securities that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

The fixed maturity securities, trading portfolio consists of an interest in ML
II. At inception, the Company's economic interest in ML II was valued at the transaction price of $34.6 million. Subsequently, the ML II interest is valued using a discounted cash flow methodology that uses the estimated future cash flows of the assets to which the ML II interest is entitled. The Company applies model-determined market discount rates to its interests. These discount rates are calibrated to the changes in the estimated asset values of the underlying assets commensurate with the Company's interest in the capital structure of the entity. Estimated cash flows and discount rates used in the valuations are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


The fair value methodology used assumes the underlying collateral in the interest in ML II will continue to be held and generate cash flows into the foreseeable future and does not assume a current liquidation of the assets underlying the interest in ML II. Other methodologies employed or assumptions made in determining fair value for these investments could result in amounts that differ significantly for the amounts reported.

Mortgage and Other Loans Receivable

Fair value for mortgage loans is primarily determined by using discounted cash flow calculations based upon the Company's current incremental lending rates for similar type loans. Fair value for collateral, commercial and guaranteed loans is based principally on independent pricing services, broker quotes and other independent information.

Policy Loans

The fair values of the policy loans were not calculated as the Company believes it would have to expend excessive costs for the benefits derived.

Partnerships and Other Invested Assets

The Company initially estimates the fair value of investments in certain private limited partnerships and certain hedge funds by reference to the transaction price. Subsequently, the Company obtains the fair value of these investments from net asset value information provided by the general partner or manager of the investments, the financial statements of which generally are audited annually. The Company considers observable market data and performs diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

Short-Term Investments

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

Derivative Assets and Liabilities

Derivative assets and liabilities can be exchange-traded or traded over the counter ("OTC"). The Company generally values exchange-traded derivatives using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)

Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Fair value measurements for freestanding derivatives incorporate counterparty credit risk by determining the explicit cost for the Company to protect against its net credit exposure to each counterparty at the balance sheet date by reference to observable counterparty credit default swap spreads. The Company's net credit exposure to a counterparty is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as cash collateral posted by the counterparty at the balance sheet date.

Accrued Investment Income

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

Variable Account Assets

Variable account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

Policyholder Contract Deposits

Fair value for policyholder contract deposits associated with investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Where no similar contracts are being offered, the discount rate is the appropriate tenor swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

Recurring Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

Beginning January 1, 2008, assets and liabilities recorded at fair value in the balance sheets are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below:

.. Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)

   dealer markets via third party pricing vendors. The Company does not adjust the quoted price for such instruments.

.. Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

.. Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability.

The following tables present information about assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the levels of the inputs used:

At December 31, 2009                                       Level 1  Level 2   Level 3  Total Fair Value
--------------------                                       ------- ---------- -------- ----------------
                                                                          (In Thousands)
ASSETS:
Fixed maturity securities, available for sale:
   U.S. government obligations............................ $    -- $   56,735 $     --    $   56,735
   Foreign government.....................................      --     43,396       --        43,396
   States, territories & political subdivisions...........      --     35,469   17,589        53,058
   Corporate securities...................................      --  4,366,662  175,096     4,541,758
   Mortgage-backed, asset-backed and collateralized:......
       Residential mortgage-backed securities.............      --    240,818  156,428       397,246
       Commercial mortgage-backed securities..............      --    168,021  117,637       285,658
       Collateralized debt obligation / Asset backed
         securities.......................................      --     25,507   38,062        63,569
                                                           ------- ---------- --------    ----------
Total fixed maturity securities, available for sale.......      --  4,936,608  504,812     5,441,420
                                                           ------- ---------- --------    ----------
Fixed maturity securities, trading:
   Mortgage-backed, asset-backed and collateralized:......
       Collateralized debt obligation / Asset backed
         securities.......................................      --         --   26,257        26,257
                                                           ------- ---------- --------    ----------
Total fixed maturity securities, trading..................      --         --   26,257        26,257
                                                           ------- ---------- --------    ----------
Equity securities, available for sale:
   Common stocks..........................................   8,417         --      603         9,020
   Preferred stocks.......................................      --        156       --           156
                                                           ------- ---------- --------    ----------
Total equity securities, available for sale...............   8,417        156      603         9,176
                                                           ------- ---------- --------    ----------
Partnerships and other invested assets....................      --      4,118   16,838        20,956
Short-term investments....................................      --    117,457       --       117,457
Variable account assets...................................  84,317         --       --        84,317
                                                           ------- ---------- --------    ----------
   Total.................................................. $92,734 $5,058,339 $548,510    $5,699,583
                                                           ------- ---------- --------    ----------
LIABILITIES:
Derivative liabilities.................................... $    -- $    7,898 $     --    $    7,898

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


                                                                           Total Fair
At December 31, 2008                           Level 1  Level 2   Level 3    Value
--------------------                           ------- ---------- -------- ----------
                                                           (In Thousands)
ASSETS:
Fixed maturity securities, available for sale. $    -- $4,270,473 $570,036 $4,840,509
Fixed maturity securities, trading............      --         --   27,136     27,136
Equity securities, available for sale.........   3,815        151      461      4,427
Partnerships and other invested assets........      --      8,750   12,697     21,447
Variable account assets.......................  78,606         --       --     78,606
                                               ------- ---------- -------- ----------
   Total...................................... $82,421 $4,279,374 $610,330 $4,972,125
                                               ------- ---------- -------- ----------
LIABILITIES:
Derivative liabilities........................ $    -- $    5,843 $     -- $    5,843

At December 31, 2009 and 2008, Level 3 assets were 8.4 percent and 10.1 percent of total assets, respectively. There were no Level 3 liabilities in either period.

The following tables present changes during the years ended December 31, 2009 and 2008 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in the statements of income (loss) during the years ended December 31, 2009 and 2008 related to the Level 3 assets and liabilities that remained in the balance sheets at December 31, 2009 and 2008:

                                                    Net Realized
                                                        and                                                          Changes in
                                                     Unrealized   Accumulated  Purchases,                            Unrealized
                                                       Gains         Other       Sales,                            Gains (Losses)
                                        Balance at    (Losses)   Comprehensive  Issuances               Balance at on Instruments
Twelve Months Ended December 31,       Beginning of included in     Income         and     Transfers In   End of   Held at End of
2009                                      Period     Income (a)     (Loss)     Settlements    (Out)       Period       Period
--------------------------------       ------------ ------------ ------------- ----------- ------------ ---------- --------------
                                                                             (In Thousands)
ASSETS:
Fixed maturity securities,
  available for sale:
   States, territories &
     political subdivisions...........   $     --     $     --      $   167     $ 33,195     $(15,773)   $ 17,589     $    --
   Corporate securities...............    279,249         (521)      59,657      (76,132)     (87,157)    175,096          --
   Mortgage-backed, asset-backed
     and collateralized:..............
       Residential
         mortgage-backed
         securities...................    188,273       (4,611)       4,658      (32,134)         242     156,428          --
       Commercial mortgage-backed
         securities...................     78,231       (8,287)      15,361       (6,360)      38,692     117,637          --
       Collateralized debt
         obligation / Asset
         backed securities............     24,283       (4,991)       9,125        5,409        4,236      38,062          --
                                         --------     --------      -------     --------     --------    --------     -------
Total fixed maturity securities,
  available for sale..................    570,036      (18,410)      88,968      (76,022)     (59,760)    504,812          --
                                         --------     --------      -------     --------     --------    --------     -------
Fixed maturity securities,
  trading:
   Mortgage-backed, asset-backed
     and collateralized:..............
       Collateralized debt
         obligation / Asset
         backed securities............     27,136       (2,142)          --        1,263           --      26,257      (2,142)
                                         --------     --------      -------     --------     --------    --------     -------
Total fixed maturity securities,
  trading.............................     27,136       (2,142)          --        1,263           --      26,257      (2,142)
                                         --------     --------      -------     --------     --------    --------     -------
Equity securities, available for
  sale:
   Common stocks......................        461           (5)          64           83           --         603          --
                                         --------     --------      -------     --------     --------    --------     -------
Total equity securities,
  available for sale..................        461           (5)          64           83           --         603          --
                                         --------     --------      -------     --------     --------    --------     -------
Partnerships and other invested
  assets..............................     12,697       (2,448)       2,314        4,275           --      16,838          --
                                         --------     --------      -------     --------     --------    --------     -------
   Total..............................   $610,330     $(23,005)     $91,346     $(70,401)    $(59,760)   $548,510     $(2,142)
                                         --------     --------      -------     --------     --------    --------     -------

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


                                                                                                                   Changes in
                                        Net Realized   Accumulated                                                 Unrealized
                                       and Unrealized     Other                                                  Gains (Losses)
                           Balance at  Gains (Losses) Comprehensive    Purchases,                                on Instruments
Twelve Months Ended       Beginning of  included in      Income     Sales, Issuances Transfers In Balance at End Held at End of
December 31, 2008            Period      Income (a)      (Loss)     and Settlements     (Out)       of Period        Period
-------------------       ------------ -------------- ------------- ---------------- ------------ -------------- --------------
                                                                     (In Thousands)
ASSETS:
Fixed maturity
  securities, available
  for sale...............   $462,953     $ (62,638)     $(18,186)      $ (30,721)      $218,628      $570,036       $    --
Fixed maturity
  securities, trading....         --        (7,464)           --          34,600             --        27,136        (7,464)
Equity securities,
  available for sale.....        413            --           (72)            120             --           461            --
Partnerships and other
  invested assets........      6,447          (406)         (564)          7,220             --        12,697            --
Securities lending
  invested collateral....    367,303      (223,074)       59,693        (425,752)       221,830            --            --
                            --------     ---------      --------       ---------       --------      --------       -------
   Total.................   $837,116     $(293,582)     $ 40,871       $(414,533)      $440,458      $610,330       $(7,464)
                            --------     ---------      --------       ---------       --------      --------       -------

--------
(a) Net realized gains and losses related to Level 3 items shown above are reported in the statements of income (loss) as net realized investment gains (losses). Net realized and unrealized gains and losses on trading securities are reported in net investment income.

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2009 and 2008 may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in the fair value of variable account assets are completely offset in the statements of income (loss) and comprehensive income (loss) by changes in variable account liabilities, which are not carried at fair value and therefore not included in the tables above.

Fair Value Option - Fixed Maturity Securities, Trading

The Company may choose to measure at fair value many financial instruments and certain other assets and liabilities that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in earnings.

The Company has elected fair value accounting, in accordance with the Fair Value Option accounting standard adopted on January 1, 2008, for its economic interest in ML II. The Company recorded losses of $2.1 million and $7.5 million in the years ended December 31, 2009 and 2008, respectively, to reflect the change in the fair value of ML II, which were reported as a component of net investment income in the statements of income (loss).

Fair Value Measurements on a Non-Recurring Basis

The Company also measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include cost and equity-method investments and mortgage and other loans. The Company uses a variety of techniques to measure the fair value of these assets when appropriate, as described below:

Cost and equity-method investment: When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in income. In such cases, the Company measures the fair value of these assets using the techniques discussed above for fixed maturities and equity securities.

Mortgage and other loans: When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in earnings. In such cases, the Company measures the fair value of these assets using the techniques discussed above for mortgage and other loans.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


4. INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

Available for Sale Securities

The cost or amortized cost, gross unrealized gains and losses, and fair value of fixed maturity and equity securities available for sale by major category were as follows:

                                                                                                                 Other-Than-
                                                                      Cost or     Gross      Gross                Temporary
                                                                     Amortized  Unrealized Unrealized   Fair     Impairments
                                                                       Cost       Gains      Losses     Value    in AOCI (a)
                                                                     ---------- ---------- ---------- ---------- -----------
                                                                                         (In Thousands)
December 31, 2009...................................................
Fixed maturities
   U.S. government obligations...................................... $   45,583  $ 11,152  $      --  $   56,735  $     --
   Foreign government...............................................     37,296     6,100         --      43,396        --
   States, territories & political subdivisions.....................     53,681       873     (1,496)     53,058        --
   Corporate securities.............................................  4,290,166   320,757    (69,165)  4,541,758     5,657
   Mortgage-backed, asset-backed and collateralized:................
       Residential mortgage-backed securities.......................    458,880    12,001    (73,635)    397,246    (5,458)
       Commercial mortgage-backed securities........................    422,517     4,117   (140,976)    285,658   (51,571)
       Collateralized debt obligation / Asset backed securities.....     78,274     1,472    (16,177)     63,569     1,471
                                                                     ----------  --------  ---------  ----------  --------
Total fixed maturities..............................................  5,386,397   356,472   (301,449)  5,441,420   (49,901)
Equity securities:
   Common stocks....................................................      7,217     1,938       (135)      9,020        --
   Preferred stocks.................................................        133        23         --         156        --
Total equity securities.............................................      7,350     1,961       (135)      9,176        --
                                                                     ----------  --------  ---------  ----------  --------
Total............................................................... $5,393,747  $358,433  $(301,584) $5,450,596  $(49,901)
                                                                     ==========  ========  =========  ==========  ========

--------
(a) Represents the amount of other-than-temporary impairment losses recognized in accumulated other comprehensive income (loss), which, starting on April 1, 2009, were not included in earnings. Amount includes unrealized gains and losses on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


                                                            Cost or     Gross      Gross
                                                           Amortized  Unrealized Unrealized   Fair
                                                             Cost       Gains      Losses     Value
                                                           ---------- ---------- ---------- ----------
                                                                         (In Thousands)
December 31, 2008
Fixed maturities
   U.S. government obligations............................ $   47,359  $ 16,488  $      --  $   63,847
   Foreign government.....................................     37,523    10,921       (117)     48,327
   States, territories & political subdivisions...........      5,000        --       (129)      4,871
   Corporate securities...................................  4,160,451   139,544   (345,489)  3,954,506
   Mortgage-backed, asset-backed and collateralized:......
       Residential mortgage-backed securities.............    421,373    10,437    (46,133)    385,677
       Commercial mortgage-backed securities..............    344,704       979    (27,162)    318,521
       Collateralized debt obligation / Asset backed
         securities.......................................     58,861     1,322     (7,326)     52,857
   Affiliated securities..................................     19,927        --     (8,024)     11,903
                                                           ----------  --------  ---------  ----------
Total fixed maturities....................................  5,095,198   179,691   (434,380)  4,840,509
Equity securities:
   Common stocks..........................................      7,788        --     (3,512)      4,276
   Preferred stocks.......................................        134        17         --         151
                                                           ----------  --------  ---------  ----------
Total equity securities...................................      7,922        17     (3,512)      4,427
                                                           ----------  --------  ---------  ----------
Total..................................................... $5,103,120  $179,708  $(437,892) $4,844,936
                                                           ==========  ========  =========  ==========

The following table summarizes the Company's gross unrealized losses and fair values on fixed maturity and equity securities available for sale, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2009 and 2008:

                                                            Less than 12 Months   12 Months or More          Total
                                                           --------------------  ------------------  --------------------
                                                             Fair     Unrealized  Fair    Unrealized   Fair     Unrealized
                                                             Value      Losses    Value     Losses     Value      Losses
                                                           ---------- ---------- -------- ---------- ---------- ----------
                                                                                   (In Thousands)
December 31, 2009
Fixed maturities
   States, territories & political subdivisions........... $   32,165 $  (1,216) $  4,720  $   (280) $   36,885 $  (1,496)
   Corporate securities...................................    785,358   (46,346)  465,634   (22,819)  1,250,992   (69,165)
   Mortgage-backed, asset-backed and
     collateralized:......................................
       Residential mortgage-backed securities.............     93,958   (38,258)  150,108   (35,377)    244,066   (73,635)
       Commercial mortgage-backed securities..............     82,757  (110,989)   48,052   (29,987)    130,809  (140,976)
       Collateralized debt obligation / Asset backed
         securities.......................................     26,172   (11,440)   34,347    (4,737)     60,519   (16,177)
                                                           ---------- ---------  --------  --------  ---------- ---------
Total fixed maturities....................................  1,020,410  (208,249)  702,861   (93,200)  1,723,271  (301,449)
Equity securities:
   Common stocks..........................................        370      (135)       --        --         370      (135)
                                                           ---------- ---------  --------  --------  ---------- ---------
Total equity securities...................................        370      (135)       --        --         370      (135)
                                                           ---------- ---------  --------  --------  ---------- ---------
Total..................................................... $1,020,780 $(208,384) $702,861  $(93,200) $1,723,641 $(301,584)
                                                           ========== =========  ========  ========  ========== =========

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


                                                            Less than 12 Months   12 Months or More          Total
                                                           --------------------  ------------------  --------------------
                                                             Fair     Unrealized  Fair    Unrealized   Fair     Unrealized
                                                             Value      Losses    Value     Losses     Value      Losses
                                                           ---------- ---------- -------- ---------- ---------- ----------
                                                                                   (In Thousands)
December 31, 2008
Fixed maturities
   Foreign government..................................... $    2,363 $    (117) $     -- $      --  $    2,363 $    (117)
   States, territories & political subdivisions...........      4,871      (129)       --        --       4,871      (129)
   Corporate securities...................................  1,454,519  (187,131)  782,905  (158,358)  2,237,424  (345,489)
   Mortgage-backed, asset-backed and
     collateralized:......................................
       Residential mortgage-backed securities.............     96,261   (16,108)  112,923   (30,025)    209,184   (46,133)
       Commercial mortgage-backed securities..............    163,868   (13,353)   30,715   (13,809)    194,583   (27,162)
       Collateralized debt obligation / Asset backed
         securities.......................................     21,052    (2,633)   18,532    (4,693)     39,584    (7,326)
   Affiliated securities..................................         --        --    11,903    (8,024)     11,903    (8,024)
                                                           ---------- ---------  -------- ---------  ---------- ---------
Total fixed maturities....................................  1,742,934  (219,471)  956,978  (214,909)  2,699,912  (434,380)
Equity securities:
   Common stocks..........................................      4,276    (3,512)       --        --       4,276    (3,512)
                                                           ---------- ---------  -------- ---------  ---------- ---------
Total equity securities...................................      4,276    (3,512)       --        --       4,276    (3,512)
                                                           ---------- ---------  -------- ---------  ---------- ---------
Total..................................................... $1,747,210 $(222,983) $956,978 $(214,909) $2,704,188 $(437,892)
                                                           ========== =========  ======== =========  ========== =========

As of December 31, 2009, the Company held 429 individual fixed maturity and equity securities that were in an unrealized loss position, of which 153 individual securities were in a continuous unrealized loss position for 12 months or more.

The Company did not recognize in earnings the unrealized losses on these fixed maturity securities at December 31, 2009, because management neither intends to sell the securities nor does it believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Furthermore, management expects to recover the entire amortized cost basis of these securities. In performing this evaluation, management considered the recovery periods for securities in previous periods of broad market declines. For fixed maturity securities with significant declines, management performed fundamental credit analysis on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other market available data.

The following table presents the amortized cost and estimated fair value of fixed maturity securities available for sale by contractual maturity as of December 31, 2009:

                                              Total Fixed Maturity Available
                                               for Sale Securities
                                              ------------------------------
                                              Amortized
                                                Cost          Fair Value
                                                ----------    ----------
                                                 (In Thousands)
Due in one year or less...................... $   43,443      $   44,396
Due after one year through five years........    949,327         996,059
Due after five years through ten years.......    939,773         987,344
Due after ten years..........................  2,494,183       2,667,148
Mortgage-backed securities...................    959,671         746,473
                                                ----------      ----------
Total fixed maturity securities available
  for sale................................... $5,386,397      $5,441,420
                                                ==========      ==========

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


At December 31, 2009, the Company's investments included one investment with a single issuer that each exceeded 10 percent of the Company's shareholder's equity. The investment was a short-term money market investment of $181.1 million. In 2008, there were three investments exceeding 10 percent. These investments were in short-term investments and highly rated corporate bonds.

At December 31, 2009, $5.9 million of bonds, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

Trading Securities

On December 12, 2008, the Company and certain other wholly owned U.S. life insurance company subsidiaries of AIG sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of the RMBS. In exchange for the RMBS, the life insurance companies received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price of $1 billion plus a participation in the residual, each of which is subordinated to the repayment of a loan from the New York Fed to ML II.

Neither AIG nor the Company have any control rights over ML II. The Company has determined that ML II is a VIE and the Company is not the primary beneficiary. The transfer of RMBS to ML II has been accounted for as a sale. The Company has elected to account for its economic interest in ML II (including the rights to the deferred contingent purchase price) at fair value. This interest is reported in fixed maturity securities, trading, with changes in fair value reported as a component of net investment income. See Note 3 herein for further discussion of the Company's fair value methodology and the valuation of ML II.

Net unrealized losses included in the statements of income (loss) from fixed maturity securities classified as trading securities in 2009 and 2008 were $2.1 million and $7.5 million, respectively. The Company did not have any trading securities in 2007.

See Note 7 herein for additional information regarding AIG's U.S. Securities Lending Program ("the Securities Lending Program") and the sale of the RMBS to ML II.

MORTGAGE LOANS ON REAL ESTATE

At December 31, 2009, the Company had direct commercial mortgage loan exposure of $434.7 million representing U.S. loan exposure. At that date, substantially all of the U.S. loans were current. The Company does not currently have any foreign commercial mortgage loans.

The U.S. commercial loan exposure by state and type of loan, at December 31, 2009, were as follows:

State            # of Loans Amount * Apartments Offices  Retails Industrials Hotels  Others  % of Total
-----            ---------- -------- ---------- -------- ------- ----------- ------- ------- ----------
                                                    ($ in Thousands)
New Jersey......     10     $ 91,698  $ 77,192  $     -- $14,506   $    --   $    -- $    --    21.1%
New York........      8       69,571     9,074    48,900   6,307     5,290        --      --    16.0%
California......     12       66,332     9,191    13,058      --    26,674     4,157  13,252    15.3%
Michigan........      7       29,007        --        --   9,974     2,985        --  16,048     6.7%
Washington D.C..      1       23,950        --    23,950      --        --        --      --     5.5%
Other states....     25      154,175    35,978    28,833  49,467     6,496    29,893   3,508    35.4%
                     --     --------  --------  -------- -------   -------   ------- -------   -----
   Total........     63     $434,733  $131,435  $114,741 $80,254   $41,445   $34,050 $32,808   100.0%
                     ==     ========  ========  ======== =======   =======   ======= =======   =====

--------
*  Excludes portfolio valuation allowance

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


The Company's mortgage and other loan valuation allowance activity are as follows:

                                                    2009  2008 2007
                                                   ------ ---- ----
                                                    (In Thousands)
Allowance, beginning of year...................... $   -- $--  $--
   Additions to allowance for losses..............  1,721  --   --
   Charge-offs, net of recoveries.................     --  --   --
                                                   ------ ---  ---
Allowance, end of year............................ $1,721 $--  $--
                                                   ====== ===  ===

The Company did not have any impaired mortgage loans as of December 31, 2009 and 2008, respectively.

INVESTMENT INCOME

Investment income by type of investment was as follows for the years ended December 31:

                                                  2009      2008      2007
                                                --------  --------  --------
                                                       (In Thousands)
Investment income:
   Fixed maturities............................ $376,919  $400,891  $449,345
   Equity securities...........................      109       591       669
   Mortgage and other loans....................   27,883    28,123    31,597
   Policy loans................................      716       714       771
   Investment real estate......................    5,948     9,669    (2,682)
   Partnerships and other invested assets......    7,872   (16,993)   32,525
   Securities lending..........................      338    14,645     2,383
   Other investment income.....................    1,360     2,467     2,453
                                                --------  --------  --------
Gross investment income........................  421,145   440,107   517,061
Investment expenses............................  (10,979)   (2,489)   (4,037)
                                                --------  --------  --------
Net investment income.......................... $410,166  $437,618  $513,024
                                                ========  ========  ========

The carrying value of investments that produced no investment income during 2009 was $52.9 million, which is less than 0.9 percent of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


NET REALIZED INVESTMENT GAINS (LOSSES)

Realized gains (losses) by type of investment were as follows for the years ended December 31:

                                                 2009        2008       2007
                                               --------  -----------  --------
                                                        (In Thousands)
Sales of fixed maturity securities, available
  for sale:
   Gross gains................................ $ 13,603  $   108,639  $ 11,099
   Gross losses...............................  (10,052)    (171,391)  (19,942)
Sales of equity securities, available for
  sale:
   Gross gains................................      331          159       397
   Gross losses...............................     (279)         (42)       --
Partnerships and other invested assets:
   Gross gains................................    2,756           --     8,242
   Gross losses...............................   (1,722)      (2,783)       --
Derivatives:
   Gross gains................................       --       19,007        --
   Gross losses...............................   (3,309)     (32,689)   (8,659)
Securities lending collateral, including
  other-than-temporary impairments............     (739)    (771,449)  (38,349)
Other-than-temporary impairments:
   Total other-than-temporary impairments on
     available for sale securities............  (74,302)    (461,104)  (31,663)
   Portion of other-than-temporary
     impairments on available for sale fixed
     maturity securities recognized in
     accumulated other comprehensive income
     (loss)...................................    1,726           --        --
                                               --------  -----------  --------
Net other-than-temporary impairments on
  available for sale securities recognized in
  net income (loss)...........................  (72,576)    (461,104)  (31,663)
Other-than-temporary impairments on all other
  investments.................................   (2,014)          --        --
                                               --------  -----------  --------
Net realized investment losses before taxes... $(74,001) $(1,311,653) $(78,875)
                                               ========  ===========  ========

CREDIT IMPAIRMENTS

The following table presents a rollforward of the credit impairments recognized in earnings for available for sale fixed maturity securities held by the Company at December 31, 2009:

Nine months ended December 31, 2009                (In Thousands)
-----------------------------------                --------------
Balance, March 31, 2009...........................    $    --
Increases due to:
   Credit losses remaining in accumulated deficit
     related to adoption of new
     other-than-temporary impairment standard.....     79,433
   Credit impairments on new securities subject
     to impairment losses.........................      5,158
   Additional credit impairments on previously
     impaired securities..........................     10,249
Reductions due to:
   Credit impaired securities fully disposed for
     which there was no prior intent or
     requirement to sell..........................     (8,216)
   Accretion on securities previously impaired
     due to credit................................     (4,739)
                                                      -------
Balance, December 31, 2009........................    $81,885
                                                      =======

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


5. DERIVATIVE FINANCIAL INSTRUMENTS

The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk and credit risk. See Notes 2 and 3 for further discussion on derivative financial instruments.

The following table presents the notional amount and gross fair value of derivative financial instruments, by their underlying risk exposure, excluding embedded derivatives, held at:

                                     Derivative Assets   Derivative Liabilities
                                    -------------------- ----------------------
                                     Notional    Fair     Notional     Fair
                                    Amount (a) Value (b) Amount (a)  Value (b)
                                    ---------- --------- ----------  ---------
                                                 (In Thousands)
December 31, 2009..................
Derivatives not designated as
  hedging instruments:
   Foreign exchange contracts......   $   --    $   --    $37,012     $7,898
                                      ------    ------    -------     ------
Total derivatives..................   $   --    $   --    $37,012     $7,898
                                      ======    ======    =======     ======

                                     Derivative Assets   Derivative Liabilities
                                    -------------------- ----------------------
                                     Notional    Fair     Notional     Fair
                                    Amount (a) Value (b) Amount (a)  Value (b)
                                    ---------- --------- ----------  ---------
                                                 (In Thousands)
December 31, 2008..................
Derivatives not designated as
  hedging instruments:
   Foreign exchange contracts......   $5,000    $1,176    $32,906     $7,019
                                      ------    ------    -------     ------
Total derivatives..................   $5,000    $1,176    $32,906     $7,019
                                      ======    ======    =======     ======
--------
(a) Notional amount represents a standard of measurement of the volume of derivatives. Notional amount is generally not a quantification of market risk or credit risk and is not recorded on the balance sheets. Notional amounts generally represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.
(b) Fair value amounts are shown before the effects of counterparty adjustments. See Note 3 for additional information regarding the Company's fair value measurement of derivative instruments.

Foreign exchange contracts used by the Company include cross-currency interest rate swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

Derivative instruments are reported as assets or liabilities based on the Company's net position with each counterparty, in accordance with the Company's signed master netting agreements. The derivative instruments reported in the preceding table are recorded in the balance sheets at fair value as follows:

                                                        2009     2008
                                                      -------  -------
                                                       (In Thousands)
        Derivative assets............................ $    --  $    --
        Derivative liabilities.......................  (7,898)  (5,843)
                                                      -------  -------
        Total net derivative liability............... $(7,898) $(5,843)
                                                      =======  =======

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


The Company recorded the following change in value of its derivative financial instruments, including periodic net coupon settlements, in net realized investment gains (losses) in the statements of income (loss):

                                                 2009     2008      2007
                                               -------  --------  -------
                                                     (In Thousands)
      Derivatives not designated as hedging
        instruments
         Foreign exchange contracts........... $(3,309) $ 17,181  $(8,659)
         Other contracts......................      --   (30,863)      --
                                               -------  --------  -------
      Total................................... $(3,309) $(13,682) $(8,659)
                                               =======  ========  =======

The Company is exposed to potential credit-related losses in the event of nonperformance by counterparties to financial instruments. At December 31, 2009 and 2008, the Company had $7.9 million and $5.8 million, respectively, of net derivative liabilities outstanding with AIG Financial Products Corp., an affiliated company. The credit exposure of the Company's derivative financial instruments is limited to the fair value of contracts that are favorable to the Company at the reporting date.

6. VARIABLE INTEREST ENTITIES

The accounting standard related to the consolidation of variable interest entities provides guidance for determining when to consolidate certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity that is at risk to allow the entity to finance its activities without additional subordinated financial support. This standard recognizes that consolidation based on majority voting interest should not apply to these variable interest entities. A VIE is consolidated by its primary beneficiary, which is the party or group of related parties that absorbs a majority of the expected losses of the VIE, receives the majority of the expected residual returns of the VIE, or both.

The Company enters into various arrangements with VIEs in the normal course of business. The Company is involved with VIEs primarily as passive investors in debt securities (rated and unrated) and equity interests issued by VIEs.

The Company generally determines whether it is the primary beneficiary or a significant interest holder based on a qualitative assessment of the VIE. This includes a review of the VIE's capital structure, contractual relationships and terms, nature of the VIE's operations and purpose, nature of the VIE's interests issued, and the Company's interests in the entity which either create or absorb variability. The Company evaluates the design of the VIE and the related risks the entity was designed to expose the variable interest holders to in evaluating consolidation. In limited cases, when it may be unclear from a qualitative standpoint if the Company is the primary beneficiary, the Company uses a quantitative analysis to calculate the probability weighted expected losses and probability weighted expected residual returns using cash flow modeling.

The Company had no off balance sheet exposure associated with VIEs at December 31, 2009. The Company's total off balance sheet exposure associated with VIEs, primarily consisting of commitments to real estate and investment funds, was $2.3 million at December 31, 2008.

The Company defines a variable interest as significant relative to the materiality of its interest in the VIE. The Company calculates its maximum exposure to loss to be (i) the amount invested in the debt or equity of the VIE, (ii) the notional amount of VIE assets or liabilities where the Company has also provided credit protection to the VIE with the VIE as the referenced obligation, or (iii) other commitments and guarantees to the VIE. Interest holders in VIEs sponsored by the Company generally have recourse only to the assets and cash flows of the VIEs and do not have recourse to the Company, except in limited circumstances when the Company has provided a guarantee to the VIE's interest holders.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


The following table presents total assets of unconsolidated VIEs in which the Company holds a significant variable interest and the Company's maximum exposure to loss associated with these VIEs:

                                                    Maximum Exposure to Loss
                                                --------------------------------
                                                 On-Balance  Off-Balance
                                                   Sheet        Sheet
                                                ------------ -----------
                                                 Purchased   Commitments
                                     Total VIE  and Retained     and
                                      Assets     Interests   Guarantees   Total
                                    ----------- ------------ ----------- -------
                                                   (In Thousands)
December 31, 2009..................
Real estate and investment funds... $     1,368   $ 7,980      $   --    $ 7,980
CDOs...............................      58,367     3,707          --      3,707
Maiden Lane II.....................  15,911,177    26,257          --     26,257
                                    -----------   -------      ------    -------
Total.............................. $15,970,912   $37,944      $   --    $37,944
                                    ===========   =======      ======    =======
December 31, 2008..................
Real estate and investment funds... $ 3,692,117   $16,914      $2,263    $19,177
CDOs...............................     126,865     6,160          --      6,160
Maiden Lane II.....................  19,190,000    27,136          --     27,136
                                    -----------   -------      ------    -------
Total.............................. $23,008,982   $50,210      $2,263    $52,473
                                    ===========   =======      ======    =======

Balance Sheet Classification

The Company's interest in the assets and liabilities of unconsolidated VIEs were classified on the Company's balance sheets as follows:

                                                          At December 31,
                                                          ---------------
                                                           2009    2008
                                                          ------- -------
                                                          (In Thousands)
       Assets:...........................................
          Available for sale securities.................. $ 3,707 $ 6,160
          Trading securities.............................  26,257  27,136
          Other invested assets..........................   7,980  16,914
                                                          ------- -------
       Total assets...................................... $37,944 $50,210
                                                          ======= =======

Real Estate and Investment Funds

The Company is an investor in various real estate investments, some of which are VIEs. These investments are typically with unaffiliated third-party developers via a partnership or limited liability company structure. The VIE's activities consist of the development or redevelopment of commercial and residential real estate. The Company participates as a passive investor in the equity issued primarily by third-party-managed hedge and private equity funds and some funds managed by AIG Investments (an affiliate). The Company is typically not involved in the design or establishment of VIEs, nor does it actively participate in the management of VIEs.

CDOs

The Company invests in CDOs. In CDO transactions, a special purpose entity purchases a portfolio of assets such as bank loans, corporate debt, or non-performing credits and issues trust certificates or debt securities that represent interests in the portfolio of assets. These transactions can be cash-based or synthetic and are actively or passively managed.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Maiden Lane II

On December 12, 2008, the Company and certain other domestic insurance subsidiaries sold all of their undivided interests in a pool of $39.3 billion face amount of RMBS to ML II. The Company has a significant variable economic interest in ML II, which is a VIE. See Note 7 herein for further discussion.

7. SECURITIES LENDING PROGRAM

The Company and certain other wholly owned U.S. insurance company subsidiaries of AIG historically participated in the Securities Lending Program, which was managed by an affiliated agent, AIG Securities Lending Corp. (the "Agent") and an affiliated investment advisor for the benefit of the insurance company participants (collectively, "the Participants").

During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings.

On December 12, 2008, the Securities Lending Program was terminated following the sale of long-term investments held by the Agent in the Securities Lending Program's collateral account and the settlement of all outstanding securities lending transactions. Prior to the termination of the Securities Lending Program, the Participants recognized realized capital losses on other-than-temporary impairments and sales of the long-term investments. AIG made capital contributions to the Participants, which were funded directly to the Securities Lending Program's collateral account, and which largely offset the obligations of the Participants to contribute to the collateral account their pro rata share of any investment losses incurred.

The Company recorded the following amounts in 2008 related to the Securities Lending Program:

                                                             (In Thousands)
     For the year ended December 31, 2008:
     Realized losses on securities lending collateral:
        Net realized losses on RMBS sold to ML II...........   $ (75,535)
        Net realized losses on all other asset sales........     (75,473)
        Realized losses due to other-than-temporary
          declines in value.................................    (620,436)
                                                               ---------
            Total...........................................   $(771,444)
                                                               =========
     Net realized losses related to lent securities with
       insufficient collateral:
        Deemed sales of lent securities.....................   $ (30,493)
        Forward purchase commitments........................     (30,861)
                                                               ---------
            Total...........................................   $ (61,354)
                                                               =========

At December 31, 2008, the Company's assets included undistributed funds held in the Securities Lending Program collateral account and a receivable from affiliate for amounts due to the Company from the Agent. The Company received settlement of the following amounts during 2009, and terminated its securities lending agency agreement with the Agent effective as of December 31, 2009:

                                                            December 31,
                                                            --------------
                                                            2009    2008
                                                            ----   ------
                                                            (In Thousands)
         Undistributed Securities Lending Program assets,
           in short term investments....................... $--    $7,570
         Receivable from affiliated Agent, in amounts due
           from related parties............................ $--    $6,619

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


On September 19, 2008, a proceeding was commenced pursuant to the provisions of the Securities Investor Protection Act of 1970 ("SIPA") with respect to Lehman Brothers Inc. ("Lehman") and a trustee was appointed to administer the Lehman estate. On that date, securities owned by the Company and certain other Participants (collectively, the "Affected Participants") were on loan to Lehman under a master securities lending agreement (the "MSLA"). The commencement of this SIPA proceeding constituted an event of default under the MSLA, and the lent securities were not returned by Lehman. The Affected Participants reported the lent securities that were not returned by Lehman as sales. As a result of the default, the Affected Participants exercised their remedies under the MSLA to apply collateral held against the amounts owed by Lehman. On November 17, 2008, the Participants instructed the Agent to distribute assets from the Securities Lending Program collateral account having an aggregate fair value equal to the aggregate fair value of the unreturned lent securities on that date. The assets distributed included corporate credit and other asset-backed securities, which were recorded by the Affected Participants in fixed maturity securities, available for sale. The remaining collateral held with respect to securities loaned to Lehman was distributed in cash to the Affected Participants on December 30, 2008 and is reflected in other liabilities at December 31, 2009 and 2008.

Maiden Lane II

On December 12, 2008, in conjunction with the termination of the Securities Lending Program, AIG, the Participants and the Agent entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with ML II. Pursuant to the Asset Purchase Agreement, the Participants sold to ML II all of their undivided interests in a pool of $39.3 billion par amount of RMBS held in the Securities Lending Program's collateral account. In exchange for the RMBS, the Participants received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price, as described below. The total purchase price was based on the fair value of the RMBS as of October 31, 2008, and the Participants recognized a realized loss of $2.2 billion on the transaction. The amount of the initial payment and the deferred contingent portions of the total purchase price were allocated among the Participants based on their respective ownership interests in the pool of RMBS as of September 30, 2008.

Pursuant to a credit agreement, the New York Fed, as senior lender, made a loan to ML II (the "ML II Senior Loan") in the aggregate amount of $19.5 billion (such amount being the cash purchase price of the RMBS payable by ML II on the closing date after certain adjustments, including payments on RMBS for the period between the transaction settlement date of October 31, 2008 and the closing date of December 12, 2008). The ML II Senior Loan is secured by a first priority security interest in the RMBS and all property of ML II, bears interest at a rate per annum equal to one-month London Interbank Offered Rate ("LIBOR") plus 1.0 percent and has a stated six-year term, subject to extension by the New York Fed at its sole discretion. After the ML II Senior Loan has been repaid in full, to the extent there are sufficient net cash proceeds from the RMBS, the Participants will be entitled to receive from ML II a portion of the deferred contingent purchase price in the amount of up to $1.0 billion plus interest that accrues from the closing date and is capitalized monthly at the rate of one-month LIBOR plus 3.0 percent. Upon payment in full of the ML II Senior Loan and the accrued distributions on the Participants' fixed portion of the deferred contingent purchase price, all remaining amounts received by ML II will be paid five-sixths to the New York Fed as contingent interest and one-sixth to the Participants as remaining deferred contingent purchase price. The New York Fed will have sole control over ML II and the sales of the RMBS by ML II so long as the New York Fed has any interest in the ML II Senior Loan.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


8. DEFERRED POLICY ACQUISITIONS COSTS

The following table summarizes the activity in DAC:

                                                    2009     2008      2007
                                                  -------  --------  --------
                                                         (In Thousands)
Balance at January 1............................. $47,207  $ 61,735  $ 71,751
   Deferrals.....................................     143       244       264
   Accretion of interest/amortization............  (3,355)  (11,790)  (36,393)
   Effect of unlocking assumptions used in
     estimating future gross profits.............      --    (2,982)   (3,160)
   Effect of realized gains on securities........      --        --    (2,429)
   Effect of unrealized losses on securities.....      --        --    31,702
                                                  -------  --------  --------
Balance at December 31........................... $43,995  $ 47,207  $ 61,735
                                                  =======  ========  ========

In accordance with GAAP, the Company periodically unlocks assumptions as necessary. Depending on the product, DAC and other required reserves may be affected. In 2009, there were no prospective unlockings implemented. In 2008 and 2007, DAC amortization increased due to unlocking interest and lapse assumptions on certain deferred annuity products.

During 2009, the Company continued to migrate certain blocks of reserves and deferred acquisition costs from various legacy valuation systems to a new valuation system. There were no conversions implemented during 2009. During 2008, conversions represented approximately $1.5 billion of reserves and $0.3 million of DAC.

9. FUTURE POLICY BENEFITS AND POLICYHOLDER CONTRACT DEPOSITS

Future policy benefits and policyholder contract deposit liabilities were as follows at December 31:

                                                     2009       2008
                                                  ---------- ----------
                                                     (In Thousands)
Future policy benefits:
   Ordinary life................................. $   18,808 $   19,414
   Group life....................................     33,640     34,704
   Life contingent annuities.....................  2,145,020  2,098,998
   Terminal funding..............................  1,205,482  1,234,036
   Accident and health...........................     56,998     59,254
                                                  ---------- ----------
Total............................................ $3,459,948 $3,446,406
                                                  ========== ==========
Policyholder contract deposits:
   Annuities..................................... $1,828,204 $2,065,131
   Corporate-owned life insurance................     41,101     39,768
   Universal life................................    100,978    104,096
   Other contract deposits.......................     34,349     31,592
                                                  ---------- ----------
Total............................................ $2,004,632 $2,240,587
                                                  ========== ==========

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges, and as applicable, other required reserves. Reserves for other contracts are based on estimates of the cost of future policy benefits. Interest, mortality, and surrender assumptions vary by product and are generally based upon actual experience at the time of issue. Interest assumptions used to compute individual life reserves ranged from 3.0 percent to 8.0 percent.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


The Company performs loss recognition testing on an as needed basis. As of December 31, 2008, additional reserves of $8.7 million were set up for the Company's Long Term Care business as a result of the Company's inability to secure rate increases. No additional reserves were necessary in 2009.

The liability for future policy benefits has been established based upon the following assumptions:

    . Interest rates (exclusive of immediate/terminal funding annuities), which vary by year of issuance and products, range from 3.0 percent to
       8.0 percent. Interest rates on immediate/terminal funding annuities are at a maximum of 9.75 percent and grade to not less than 1.7 percent.

    . Mortality and withdrawal rates are based upon actual experience modified to allow for variations in policy form. The weighted average lapse rate, including surrenders, for individual and group life approximated 5.5 percent.

The liability for policyholder contract deposits has been established based on the following assumptions:

    . Interest rates credited for deferred annuities vary by year of issuance and range from 3.0 percent to 4.2 percent. This range is applicable to deferred annuity contracts where the crediting rates are not directly based on equity market returns. Current declared interest rates are generally guaranteed to remain in effect for a period of one year. Withdrawal charges generally range from 0.0 percent to 6.0 percent, grading to zero over a period of 0 to 7 years.

    . Interest rates on corporate-owned life insurance are guaranteed at 4.0 percent, and the weighted average rate credited in 2009 was 4.3 percent.

    . The universal life policies, exclusive of corporate-owned life insurance business, have credited interest rates of 4.0 percent to 5.5 percent and guarantees ranging from 4.0 percent to 5.5 percent depending on the year of issue. Additionally, universal life policies are subject to surrender charges that amount to 1.4 percent of the fund balance and grade to zero over a period not longer than 20 years.

GMDB

Details concerning the Company's GMDB exposure (net of reinsurance) including a return of net deposits plus a minimum return as of December 31 were as follows:

                                                       2009          2008
                                                   ------------- -------------
                                                        ($ In Thousands)
Account value..................................... $      76,700 $      73,716
Net amount at risk (a)............................         6,790         9,479
Average attained age of contract holders..........            67            69
Range of guaranteed minimum return rates.......... 0.00%-10.00%  0.00%-10.00%

--------
(a) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value if all contract holders died at the same balance sheet date.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


The following summarizes the reserve for guaranteed benefits (net of reinsurance) on variable contracts. The gross reserve is reflected in the general account and reported in future policy benefits on the balance sheets:

                                                  2009   2008
                                                 -----   ----
                                                 (In Thousands)
                   Balance at January 1......... $ 100   $100
                   Guaranteed benefits incurred.   705     34
                   Guaranteed benefits paid.....  (606)   (34)
                                                 -----   ----
                   Balance at December 31....... $ 199   $100
                                                 =====   ====

The following assumptions and methodology were used to determine the reserve for guaranteed benefits at December 31, 2009 and 2008:

    . Data used was 1,000 stochastically generated investment performance scenarios.

    .  Mean investment performance assumption was 10 percent.

    .  Volatility assumption was 16 percent.

    . Mortality was assumed to be 87.5 percent of the 1975-80 SOA Ultimate table.

    . Lapse rates vary by contract type and duration and range from 5 percent to 25 percent with an average of 15 percent.

    .  The discount rate was 8 percent.

10. REINSURANCE

The Company generally limits its exposure to loss on any single insured to $10.0 million by ceding additional risks through reinsurance contracts with other insurers. On an exception basis, the Company can increase its exposure to loss on any single insured up to $15.0 million. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability, as the Company remains primarily liable to the policyholder.

A receivable is recorded for reinsured benefits, both paid and pending, which are recoverable from the reinsurer. Reinsurance premiums are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Reinsurance transactions for the years ended December 31, 2009, 2008 and 2007 were as follows:

                                                                                    Percentage
                                                                                        of
                                                    Ceded to   Assumed                Amount
                                           Gross      Other   From Other    Net      Assumed
                                           Amount   Companies Companies    Amount     to Net
                                         ---------- --------- ---------- ---------- ----------
                                                       (In Thousands)
December 31, 2009
Life insurance in force................. $4,038,377 $296,935   $600,290  $4,341,732   13.83%
                                         ========== ========   ========  ==========
Premiums:
   Life insurance and annuities.........    119,256    2,007      1,538     118,787    1.29%
   Accident and health insurance........     56,040   27,639         --      28,401    0.00%
                                         ---------- --------   --------  ----------
Total premiums.......................... $  175,296 $ 29,646   $  1,538  $  147,188    1.04%
                                         ========== ========   ========  ==========
December 31, 2008
Life insurance in force................. $4,056,308 $375,279   $652,085  $4,333,114   15.05%
                                         ========== ========   ========  ==========
Premiums:
   Life insurance and annuities.........    362,114    2,463      1,623     361,274    0.45%
   Accident and health insurance........     38,611   27,996         --      10,615    0.00%
                                         ---------- --------   --------  ----------
Total premiums.......................... $  400,725 $ 30,459   $  1,623  $  371,889    0.44%
                                         ========== ========   ========  ==========
December 31, 2007
Life insurance in force................. $4,303,950 $490,429   $685,783  $4,499,304   15.24%
                                         ========== ========   ========  ==========
Premiums:
   Life insurance and annuities.........    365,818    2,557      1,094     364,355    0.30%
   Accident and health insurance........     39,998   29,864         --      10,134    0.00%
                                         ---------- --------   --------  ----------
Total premiums.......................... $  405,816 $ 32,421   $  1,094  $  374,489    0.29%
                                         ========== ========   ========  ==========

The Company's reinsurance arrangements do not relieve it from its direct obligations to its insureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial strength of its reinsurers and monitors concentration of credit risk arising from similar characteristics among the reinsurers.

Total reinsurance recoverables are included in reinsurance receivables on the balance sheets. Reinsurance recoverable on paid losses was approximately $0.6 million, and $1.6 million, at December 31, 2009 and 2008, respectively. Reinsurance recoverable on unpaid losses was approximately $2.8 million, and $5.1 million at December 31, 2009 and 2008, respectively. Ceded claim and surrender recoveries under reinsurance agreements were $12.2 million, $14.2 million and $19.3 million for the years ended 2009, 2008 and 2007 respectively.

11. COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS

Commitments to Fund Partnership Investments

The Company had unfunded commitments for its limited partnership investments totaling $103.6 million at December 31, 2009. These capital commitments can be called by the partnership during the commitment period (on average five years) to fund working capital needs or purchase new investments. Once the commitment period expires, the Company is under no obligation to fund the remaining unfunded commitments but may elect to do so.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


CONTINGENT LIABILITIES

Legal and Regulatory Matters

The Company is party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations, cash flows and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

All fifty states have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. The Company recognizes a liability for insurance-related assessments when all of the following three conditions have been met: (i) an assessment has been imposed or information available prior to the issuance of financial statements indicates it is probable that an assessment will be imposed, (ii) the event obligating the Company to pay an imposed or probable assessment occurred on or before the date of the financial statements, and (iii) the amount of the assessment can be reasonably estimated. The December 31, 2009 liability was estimated by the Company using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While it is not possible to exactly estimate the portion of the industry assessments for which the Company will be responsible, it is expected that any difference between the estimated assessments and the actual assessments will not be material to the Company's results of operations and financial position.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

In February 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice ("DOJ"), the U.S. Securities and Exchange Commission ("SEC"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolved outstanding investigations conducted by the SEC, NYAG and DOI in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of the settlements, the Company obtained temporary permission from the SEC to continue to serve as a depositor for separate accounts. The Company received permanent permission from the SEC in September 2007.

Prior to September 22, 2008, the Company and certain affiliates were parties to an existing inter-affiliate credit facility (the "facility"), under which the Company and such affiliates committed to make loans to AIG and received from AIG an annual facility fee at a specified rate. The facility was terminated on September 22, 2008, in connection with AIG's entry into an $85 billion revolving credit facility with the New York Fed. All amounts owing from AIG to the Company under the facility as of its termination date have been paid in full.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


12. SHAREHOLDER'S EQUITY

Capital contributions received by the Company for the years ended December 31 were as follows:

                                                        2009     2008    2007
                                                      -------- -------- ------
                                                           (In Thousands)
 Cash from Parent.................................... $200,000 $     -- $   --
 Contributions related to Securities Lending Program.       --  606,671  6,173
                                                      -------- -------- ------
    Total cash contributions.........................  200,000  606,671  6,173
 Contributions of securities at fair value...........       --  145,143     --
 All other non cash contributions....................      148       --     --
                                                      -------- -------- ------
    Total capital contributions...................... $200,148 $751,814 $6,173
                                                      ======== ======== ======

The components of accumulated other comprehensive income (loss) at December 31 were as follows:

                                                              2009       2008       2007
                                                           ---------  ---------  ---------
                                                                    (In Thousands)
Fixed maturity and equity securities, available for sale:
   Gross unrealized gains................................. $ 358,433  $ 179,708  $ 287,973
   Gross unrealized losses................................  (301,584)  (437,892)  (291,061)
Net unrealized gains on other invested assets.............     4,073      1,759        431
Deferred federal and state income tax benefit (expense)...   (15,463)    89,749        930
                                                           ---------  ---------  ---------
   Accumulated other comprehensive income (loss) (a)...... $  45,459  $(166,676) $  (1,727)
                                                           =========  =========  =========

--------
(a) Includes a decrease of $211.1 million related to the cumulative effect of adopting a new other-than-temporary impairment accounting standard.

Dividends that the Company may pay to the Parent in any year without prior approval of the New York State Superintendent of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of New York without obtaining the prior approval of the State Superintendent is limited to the lesser of either 10 percent of the preceding year's statutory surplus or the preceding year's statutory net gain from operations. No dividends can be paid in 2010 without prior approval of the State Superintendent as the Company has negative unassigned surplus as of December 31, 2009.

The Company is required to file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by state insurance regulatory authorities. Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, excluding certain assets from statutory admitted assets and valuing investments and establishing deferred taxes on a different basis.

There were no permitted practices used by the Company at December 31, 2009.

Statutory net income (loss) and capital and surplus of the Company at December 31 were as follows:

                                          2009       2008       2007
                                        -------- -----------  --------
                                                (In Thousands)
         Statutory net income (loss)... $178,235 $(1,029,831) $ 75,596
         Statutory capital and surplus. $523,626 $   365,137  $553,819

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


13. FEDERAL INCOME TAXES

The components of the provision for income taxes on pretax income for the years ended December 31 were as follows:

                                                     2009      2008     2007
                                                   -------  ---------  -------
                                                         (In Thousands)
Current........................................... $(1,696) $(269,969) $19,380
Deferred..........................................  15,076    285,727    5,071
                                                   -------  ---------  -------
Total income tax expense.......................... $13,380  $  15,758  $24,451
                                                   =======  =========  =======

The US statutory income tax rate is 35 percent for 2009, 2008 and 2007. Actual tax expense on income differs from the statutory amount computed by applying the federal income tax rate for the years ended December 31 due to the following:

                                                     2009      2008      2007
                                                   -------  ---------  -------
                                                          (In Thousands)
US federal income tax (benefit) at statutory rate. $11,277  $(421,719) $29,663
Adjustments:
   Valuation allowance............................  (2,253)   440,679       --
   State income tax...............................   3,135       (808)       8
   Dividends received deduction...................    (149)      (230)    (217)
   IRS audit settlements..........................     472     (2,035)  (4,960)
   Prior year corrections.........................     898       (135)     (43)
   Other credits, taxes and settlements...........      --          6       --
                                                   -------  ---------  -------
Total income tax expense.......................... $13,380  $  15,758  $24,451
                                                   =======  =========  =======

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of deferred tax assets and liabilities at December 31 are as follows:

                                                                              2009       2008
                                                                           ---------  ---------
                                                                              (In Thousands)
Deferred tax assets:
   Excess capital losses and other tax carryovers......................... $ 307,152  $ 289,181
   Basis differential of investments......................................    74,354    193,696
   Net unrealized losses on debt and equity securities available for sale.        --     89,464
   State deferred tax benefits............................................        --      1,705
   Deferred policy acquisition costs......................................     8,156         --
   Other..................................................................     1,932      1,724
                                                                           ---------  ---------
   Total deferred tax assets before valuation allowance...................   391,594    575,770
   Valuation allowance....................................................  (348,438)  (440,679)
                                                                           ---------  ---------
   Total deferred tax assets..............................................    43,156    135,091
Deferred tax liabilities:
   Deferred policy acquisition costs......................................        --       (716)
   Basis differential of investments......................................        --     (1,668)
   Net unrealized gains on debt and equity securities available for sale..   (21,322)        --
   State deferred tax liabilities.........................................      (911)        --
   Policy Reserves........................................................   (51,508)   (28,472)
   Other..................................................................    (4,024)    (6,968)
                                                                           ---------  ---------
   Total deferred tax liabilities.........................................   (77,765)   (37,824)
                                                                           ---------  ---------
Net deferred tax (liability) asset........................................ $ (34,609) $  97,267
                                                                           =========  =========

At December 31, 2009, the Company had capital loss carryforwards expiring through the year 2014 of $811 million.

The Company is included in the consolidated federal income tax return of its ultimate parent, AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company will recognize tax benefits based upon the amount of the deduction and credits utilized in the consolidated federal income tax return.

In general, realization of deferred tax assets depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. The Company assessed its ability to realize the deferred tax asset of $391.6 million and concluded a $348.4 million valuation allowance was required to reduce the deferred tax asset at December 31, 2009 to an amount the Company believes is more likely than not to be realized.

When making its assessment, the Company considered all available evidence, including the impact of being included in the consolidated federal tax return of AIG, future reversals of existing taxable temporary differences, estimated future GAAP taxable income, and tax planning strategies the Company would implement, if necessary, to realize the net deferred tax asset.

In assessing future GAAP taxable income, the Company considered its strong earnings history exclusive of the recent losses on securities lending program, because the Company and AIG entered into transactions with the New York Fed to limit exposure to future losses. The Company also considered the taxable income from sales of businesses under the asset disposition plan of AIG, the continuing earnings strength of the businesses AIG intends to retain and AIG recently announced debt and preferred stock transactions with the New York Fed and the United States Department of the Treasury (the "Department of the Treasury"), respectively, together with other actions AIG is taking, when assessing the ability to generate sufficient future taxable income during the relevant carryforward periods to realize the deferred tax asset.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Estimates of future taxable income generated from specific transactions and tax planning strategies discussed above could change in the near term, perhaps materially, which may require the Company to adjust its valuation allowance. Such adjustment, either positive or negative, could be material to the Company's financial condition or it results of operations for an individual period.

In evaluating the realizability of the loss carryforwards, the Company considered the relief provided by Internal Revenue Service ("IRS") Notice 2008-84 which provides that the limitation on loss carryforwards that can arise as a result of one or more acquisitions of stock of a loss company will not apply to such stock acquisitions for any period during which the United States becomes a direct or indirect owner of more than 50 percent interest in the loss company.

The IRS is currently examining the Company's tax returns for the taxable years 2003 to 2005. Although the final outcome of any issues raised in the examination is uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2001-2009 remain subject to examination by major tax jurisdictions.

At December 31, 2009, the Company did not have any unrecognized tax benefits.

14. RELATED-PARTY TRANSACTIONS

Events Related to AIG

In September 2008, AIG entered into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the New York Fed. Pursuant to the Fed Facility, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the Department of the Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock, with the payments attributable to the Series C Preferred Stock being approximately 79.8 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as converted and (ii) to the extent permitted by law, vote with AIG's common stock on all matters submitted to AIG shareholders and hold approximately 79.8 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as converted. The Series C Preferred Stock will remain outstanding even if the Fed Facility is repaid in full or otherwise terminates. The Fed Facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the Fed Facility obligations and it has not pledged any assets to secure those obligations.

On March 2, 2009, AIG and the New York Fed announced their intent to enter into a transaction pursuant to which AIG will transfer to the New York Fed preferred equity interests in newly-formed special purpose vehicles ("SPVs"), in settlement of a portion of the outstanding balance of the Fed Facility. Each SPV will have (directly or indirectly) as its only asset 100 percent of the common stock of an operating subsidiary of AIG (American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited ("AIA") in one case and American Life Insurance Company ("ALICO") in the other). AIG expects to own the common interests of each SPV. In exchange for the preferred equity interests received by the New York Fed, there would be a concurrent substantial reduction in the outstanding balance and maximum available amount to be borrowed on the Fed Facility. On June 25, 2009, AIG and the New York Fed entered into definitive agreements with respect to these transactions. These transactions closed on December 1, 2009. In exchange for the preferred interests received by the New York Fed, there was a $25 billion reduction in the outstanding balance and maximum amount available to be borrowed under the Fed Facility.

On March 2, 2009, AIG and the New York Fed also announced their intent to enter into a securitization transaction pursuant to which AIG will issue to the New York Fed senior certificates in one or more newly-formed SPVs backed by inforce blocks of life insurance policies in settlement of a portion of the outstanding balance of the Fed Facility. This transaction is no longer being pursued by AIG.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


On April 17, 2009, AIG entered into an exchange agreement with the Department of the Treasury pursuant to which, among other things, the Department of the Treasury exchanged 4,000,000 shares of the Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock") for 400,000 shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series E Preferred Stock"). The exchange agreement permits the Department of the Treasury in certain circumstances to exchange a 10-year warrant to purchase 2,689,938.3 shares of common stock (the "Warrant") for 2,689,938.3 shares of Series C Preferred Stock. The Series D Preferred Stock and the Warrant were issued and sold by AIG pursuant to an agreement entered into on November 25, 2008, with the Department of the Treasury.

On April 17, 2009, AIG and the New York Fed amended the terms of the Fed Facility to, among other things, remove the minimum 3.5 percent LIBOR. AIG also entered into a purchase agreement with the Department of the Treasury pursuant to which, among other things, AIG issued and sold to the Department of the Treasury 300,000 shares of Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series F Preferred Stock"), each share with a zero initial liquidation preference, and a warrant to purchase up to 150 shares of common stock, par value $2.50 per share. Pursuant to the purchase agreement, the Department of the Treasury has committed for five years to provide immediately available funds in an amount up to $29.835 billion so long as (i) AIG is not a debtor in a pending case under Title 11 of the United States Code and (ii) the AIG Credit Facility Trust and the Department of the Treasury in the aggregate own more than 50 percent of the aggregate voting power of AIG's voting securities. The liquidation preference of AIG's Series F Preferred Stock will increase, on a pro rata basis, by the amount of any draw down on the commitment. The amount of funds available under the commitment will be decreased by the aggregate amount of financial assistance that the Department of the Treasury provides to AIG, its subsidiaries or any special purpose vehicle established by or for the benefit of AIG or any of its subsidiaries after April 17, 2009, unless otherwise specified by the Department of the Treasury, in its sole discretion, under the terms of such financial assistance.

Since September 2008, AIG has been working to protect and enhance the value of its key businesses, execute an orderly asset disposition plan and position itself for the future. AIG continually reassesses this plan to maximize value while maintaining flexibility in its liquidity and capital, and expects to accomplish these objectives over a longer time frame than originally contemplated. AIG has decided to retain the companies included in its Life Insurance & Retirement Services operations (including the Company) and will continue to own these companies for the foreseeable future.

Additional information on AIG is publicly available in its regulatory filings with the SEC. Information regarding AIG as described above is qualified by regulatory filings AIG files from time to time with the SEC.

Operating Agreements

The Company is party to several reinsurance agreements with its affiliates covering certain life and accident and health insurance risks. Premium income ceded to affiliates was $27.2 million, $27.1 million and $28.8 million for the years ended December 31, 2009, 2008 and 2007, respectively. Commission ceded to affiliates was $4.2 million, $4.1 million and $4.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 2009, 2008 and 2007, the Company was charged $14.9 million, $15.9 million and $17.8 million, respectively, for expenses attributed to the Company. Accounts payable for such services at December 31, 2009 and 2008 were not material.

The Company provides life insurance coverage to employees of AIG and its domestic subsidiaries in connection with the AIG's employee benefit plans. The statements of income (loss) include $ 14.4 million in premiums relating to this business for 2009, $18.3 million for 2008, and $15.9 million for 2007.

Notes of Affiliates

On December 7, 2005, the Company acquired 5.75 percent Senior Notes due December 14, 2015, issued by Transatlantic Holdings, Inc., an affiliate of the Company, at a cost of $19.9 million. Other affiliates of the Company

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)

are holders of the same class of securities. On June 10, 2009, AIG closed a public offering of 29.9 million shares of Transatlantic Holdings, Inc. common stock owned by AIG. At the close of the public offering, AIG retained 13.9 percent of Transatlantic Holdings, Inc. outstanding common stock. As a result, AIG deconsolidated Transatlantic and the Company's investment in Transatlantic Holdings, Inc. was no longer considered affiliated. The Company recognized interest income of $0.5 million, $1.2 million and $1.2 million on the Notes while they were still considered an affiliate during 2009, 2008 and 2007, respectively.

Agreements with Affiliates

National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"), an indirect wholly owned subsidiary of AIG, has terminated the General Guarantee Agreement dated July 13, 1998 (the "Guarantee") with respect to prospectively issued policies and contracts issued by the Company. The Guarantee terminated on April 30, 2010 at 4:00 p.m. Eastern Time ("Point of Termination"). Pursuant to its terms, the Guarantee does not apply to any group or individual policy, contract or certificate issued after the Point of Termination. The Guarantee will continue to cover the policies, contracts and certificates with a date of issuance earlier than the Point of Termination until all insurance obligations under such policies, contracts and certificates are satisfied in full. National Union's audited statutory financial statements are filed with the SEC as part of the Company's registration statements for its variable products that were issued prior to the Point of Termination.

The Company has a support agreement in effect between the Company and AIG (the "Support Agreement"), pursuant to which AIG will cause the Company to maintain a contract holders' surplus of not less than $1,000,000 or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG will provide such funds as the request of the Company. The Support Agreement is not a direct or indirect guarantee by AIG to any person of any obligation of the Company. AIG may terminate the Support Agreement with respect to outstanding obligations of the Company only under certain circumstances, including where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. Contract holders have the right to cause the Company to enforce it rights against AIG and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such contract holder when due, have the right to enforce the Support Agreement directly against AIG.

Other

The Company engages in structured settlement transactions, certain of which transactions involve affiliated property and casualty insurance company members of the Chartis group of AIG. In a structured settlement arrangement, a property and casualty insurance policy claimant has agreed to settle a casualty insurance claim in exchange for fixed payments over either a fixed determinable period of time or a life contingent period. In such claim settlement arrangements, a casualty insurance claim payment provides the funding for the purchase of a single premium immediate annuity ("SPIA") issued by the Company for the ultimate benefit of the claimant. The portion of the Company's liabilities related to structured settlements involving life contingencies are reported in future policy benefits, while the portion not involving life contingencies are reported in policyholder contract deposits. In certain structured settlement arrangements the property and casualty insurance company remains contingently liable for the payments to the claimant. The Company carried liabilities of $752.9 million and $758.8 million at December 31, 2009 and 2008, respectively, related to SPIAs issued by the Company in conjunction with structured settlement transactions involving Chartis members where those Chartis members remained contingently liable for the payments to the claimant. In addition, the Company carried liabilities for the structured settlement transactions where the Chartis members were no longer contingently liable for the payments to the claimant.

15. BENEFIT PLANS

The Company's employees participate in various benefit plans sponsored by AIG, including a noncontributory qualified defined benefit retirement plan, various stock option and purchase plans, a 401(k) plan and a post retirement benefit program for medical care and life insurance. AIG's U.S. plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


16. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

On March 1, 2010, AIG announced a definitive agreement for the sale of the AIA, one of the world's largest pan-Asian life insurance companies, to Prudential plc for approximately $35.5 billion, including approximately $25 billion in cash, $8.5 billion in face value of equity and equity-linked securities, and $2.0 billion in face value of preferred stock of Prudential plc, subject to closing adjustments. The cash portion of the proceeds from the sale will be used to redeem the preferred interests of the special purpose vehicle held by the New York Fed with a liquidation preference of approximately $16 billion and to repay approximately $9 billion under the Fed Facility.

On March 8, 2010, AIG announced a definitive agreement for the sale of ALICO, one of the world's largest and most diversified international life insurance companies, to MetLife, Inc. ("MetLife") for approximately $15.5 billion, including $6.8 billion in cash and the remainder in equity securities of MetLife, subject to closing adjustments. The cash portion of the proceeds from this sale will be used to reduce the liquidation preference of the preferred interests of the special purpose vehicle held by the New York Fed.

In connection with the preparation of its annual report on Form 10-K for the fiscal year ended December 31, 2009, management of AIG assessed whether AIG has the ability to continue as a going concern for the next twelve months. Based on the U.S. government's continuing commitment, the already completed transactions and the other expected transactions with the New York Fed, plans of AIG's management to stabilize AIG's businesses and dispose of certain assets, and after consideration of the risks and uncertainties of such plans, management of AIG believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations during this period. It is possible that the actual outcome of one or more of the plans of AIG's management could be materially different, or that one or more of the significant judgments or estimates of AIG's management about the potential effects of these risks and uncertainties could prove to be materially incorrect, or that the transactions with the New York Fed previously discussed fail to achieve the desired objectives. If one or more of these possible outcomes is realized and financing is not available, AIG may need additional U.S. government support to meet its obligations as they come due. Without additional support from the U.S. government, in the future there could be substantial doubt about AIG's ability to continue as a going concern. If AIG were not able to continue as a going concern, management believes this could have a material effect upon the Company and its operations.

AIG closed the sale of a portion of its asset management business to Pacific Century Group at the end of March 2010, and the divested portion of the asset management business has been branded as PineBridge Investments. In connection with the closing of the sale, the Company's investment advisory agreement previously entered into with AIG Global Investment Corp. was assigned to AIG Asset Management (U.S.), LLC ("AMG"), an AIG affiliate, and the majority of the Company's invested assets are currently managed by AMG.

                        THE UNITED STATES LIFE INSURANCE
                         COMPANY IN THE CITY OF NEW YORK

                               UNAUDITED PRO FORMA
                            CONDENSED FINANCIAL DATA
                             AS OF DECEMBER 31, 2009

On December 31, 2010, American International Life Assurance Company of New York ("AIL") will merge with and into The United States Life Insurance Company in the City of New York ("USL" or the "Company") (the "Merger"). Both USL and AIL are wholly-owned subsidiaries of AGC Life Insurance Company (the "Parent") and their ultimate parent, American International Group, Inc. ("AIG"). The primary purpose of the merger is to reduce costs, complexity and regulatory requirements by reducing the number of separate legal entities.

The following tables set forth certain unaudited pro forma condensed financial data of USL, and are based on the historical financial data of USL and AIL. The Unaudited Pro Forma Condensed Financial Statements of USL have been prepared assuming the proposed Merger is accounted for as a transaction between entities under common control and give effect to the proposed Merger by combining USL's and AIL's results of operations as if USL and AIL had been combined since inception. Assets and liabilities transferred between entities under common control are accounted for at historical cost.

The pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had the transaction been consummated as of the aforementioned date, or that may be achieved in the future. The accompanying unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements of USL and AIL.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                   UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                            December 31, 2009
                                                     ---------------------------------------------------------------
                                                                                       Pro Forma          Pro Forma
                                                         USL             AIL          Adjustments         Combined
                                                     ------------    ------------    ------------       ------------
                                                                    (In Thousands, except share data)
ASSETS
Investments:
  Fixed maturity securities, available for
     sale, at fair value                             $  3,736,716    $  5,441,420    $    122,000  (a)  $  9,300,136
  Fixed maturity securities, trading, at
     fair value                                            13,356          26,257            --               39,613
  Equity securities, available for sale, at
     fair value                                             9,648           9,176            --               18,824
  Mortgage and other loans receivable, net                349,089         434,514           7,422  (a)       791,025
  Policy loans                                            210,627           9,569            --              220,196
  Investment real estate                                     --            23,122            --               23,122
  Partnerships and other invested assets                    9,377         115,802            --              125,179
  Short-term investments                                  423,737         186,995            --              610,732
                                                     ------------    ------------    ------------       ------------
  Total investments                                     4,752,550       6,246,855         129,422         11,128,827

Cash and cash equivalents                                  12,878           4,534            --               17,412
Notes receivable from affiliates                          129,422            --          (129,422) (a)          --
Accrued investment income                                  46,011          84,217            --              130,228
Reinsurance receivables                                   265,051          36,660            --              301,711
Deferred policy acquisition costs and
   sales inducements                                      279,586          43,995            --              323,581
Income taxes receivable from parent                       109,494          10,239            --              119,733
Other assets                                              101,560          25,881            --              127,441
Separate account assets, at fair value                      1,903          84,317            --               86,220
                                                     ------------    ------------    ------------       ------------
TOTAL ASSETS                                         $  5,698,455    $  6,536,698    $       --         $ 12,235,153
                                                     ============    ============    ============       ============

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
  Future policy benefits                             $  1,561,890    $  3,467,786    $       --         $  5,029,676
  Policyholder contract deposits                        2,055,600       2,004,632          39,751  (b)     4,099,983
  Policy claims and benefits payable                      746,666          22,941            --              769,607
  Other policyholders' funds                              346,035          31,767          40,762  (b)       418,564
  Other liabilities                                       188,385          57,964         (80,513) (b)       165,836
  Separate account liabilities                              1,903          84,317            --               86,220
                                                     ------------    ------------    ------------       ------------
TOTAL LIABILITIES                                       4,900,479       5,669,407            --           10,569,886
                                                     ------------    ------------    ------------       ------------

SHAREHOLDER'S EQUITY:
  Common stock, $2 par value, 1,980,658
     shares authorized, issued and outstanding              3,961           3,225          (3,225) (c)         3,961
  Additional paid-in capital                              987,097       1,196,160           3,225  (c)     2,186,482
  Accumulated deficit                                    (175,544)       (377,553)           --             (553,097)
  Accumulated other comprehensive income
     (loss)                                               (17,538)         45,459            --               27,921
                                                     ------------    ------------    ------------       ------------
TOTAL SHAREHOLDER'S EQUITY                                797,976         867,291            --            1,665,267
                                                     ------------    ------------    ------------       ------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY           $  5,698,455    $  6,536,698    $       --         $ 12,235,153
                                                     ============    ============    ============       ============

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
            UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS)

                                                           For the year ended December 31, 2009
                                           -------------------------------------------------------------------
                                                                                 Pro Forma         Pro Forma
                                                 USL               AIL          Adjustments        Combined
                                           --------------    --------------    --------------   --------------
                                                                      (In Thousands)
REVENUES:
  Premiums and other considerations        $      423,146    $      147,188    $         --     $      570,334
  Net investment income                           305,790           410,166              --            715,956
  Net realized investment losses                  (71,377)          (74,001)             --           (145,378)
  Insurance charges and other revenue             183,270             8,622              --            191,892
                                           --------------    --------------    --------------   --------------
TOTAL REVENUES                                    840,829           491,975              --          1,332,804
                                           --------------    --------------    --------------   --------------

BENEFITS AND EXPENSES:
  Policyholder benefits                           556,560           429,206              --            985,766
  Amortization of deferred policy
     acquisition costs                             42,349             3,355              --             45,704
  Other operating expenses                        186,754            27,194              --            213,948
                                           --------------    --------------    --------------   --------------
TOTAL BENEFITS AND EXPENSES                       785,663           459,755              --          1,245,418
                                           --------------    --------------    --------------   --------------

INCOME BEFORE INCOME TAX EXPENSE                   55,166            32,220              --             87,386

INCOME TAX EXPENSE (BENEFIT):
  Current                                          15,336            (1,696)             --             13,640
  Deferred                                          8,623            15,076              --             23,699
                                           --------------    --------------    --------------   --------------
TOTAL INCOME TAX EXPENSE                           23,959            13,380              --             37,339
                                           --------------    --------------    --------------   --------------

NET INCOME                                 $       31,207    $       18,840    $         --     $       50,047
                                           ==============    ==============    ==============   ==============

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                           For the year ended December 31, 2008
                                           -------------------------------------------------------------------
                                                                                 Pro Forma         Pro Forma
                                                 USL               AIL          Adjustments        Combined
                                           --------------    --------------    --------------   --------------
                                                                      (In Thousands)
REVENUES:
  Premiums and other considerations        $      517,057    $      371,889    $         --     $      888,946
  Net investment income                           312,331           437,618              --            749,949
  Net realized investment losses                 (918,928)       (1,311,653)             --         (2,230,581)
  Insurance charges and other revenue             182,973            11,015              --            193,988
                                           --------------    --------------    --------------   --------------
TOTAL REVENUES                                     93,433          (491,131)             --           (397,698)
                                           --------------    --------------    --------------   --------------

BENEFITS AND EXPENSES:
  Policyholder benefits                           646,023           670,089              --          1,316,112
  Amortization of deferred policy
     acquisition costs                              4,413            14,772              --             19,185
  Other operating expenses                        199,048            28,921              --            227,969
                                           --------------    --------------    --------------   --------------
TOTAL BENEFITS AND EXPENSES                       849,484           713,782              --          1,563,266
                                           --------------    --------------    --------------   --------------

LOSS BEFORE INCOME TAX EXPENSE                   (756,051)       (1,204,913)             --         (1,960,964)

INCOME TAX EXPENSE (BENEFIT):
  Current                                        (142,629)         (269,969)             --           (412,598)
  Deferred                                        175,370           285,727              --            461,097
                                           --------------    --------------    --------------   --------------
TOTAL INCOME TAX EXPENSE                           32,741            15,758              --             48,499
                                           --------------    --------------    --------------   --------------

NET LOSS                                   $     (788,792)   $   (1,220,671)   $         --     $   (2,009,463)
                                           ==============    ==============    ==============   ==============

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                           For the year ended December 31, 2007
                                           -------------------------------------------------------------------
                                                                                  Pro Forma        Pro Forma
                                                 USL               AIL          Adjustments        Combined
                                           --------------    --------------    --------------   --------------
                                                                      (In Thousands)
REVENUES:
  Premiums and other considerations        $      552,975    $      374,489    $         --     $      927,464
  Net investment income                           315,059           513,024              --            828,083
  Net realized investment losses                  (55,161)          (78,875)             --           (134,036)
  Gain on reinsurance settlement                   32,935              --                --             32,935
  Insurance charges and other revenue             170,826            11,768              --            182,594
                                           --------------    --------------    --------------   --------------
TOTAL REVENUES                                  1,016,634           820,406              --          1,837,040
                                           --------------    --------------    --------------   --------------

BENEFITS AND EXPENSES:
  Policyholder benefits                           588,289           660,857              --          1,249,146
  Amortization of deferred policy
     acquisition costs                             97,619            39,553              --            137,172
  Other operating expenses                        172,091            35,246              --            207,337
                                           --------------    --------------    --------------   --------------
TOTAL BENEFITS AND EXPENSES                       857,999           735,656              --          1,593,655
                                           --------------    --------------    --------------   --------------

INCOME BEFORE INCOME TAX EXPENSE                  158,635            84,750              --            243,385

INCOME TAX EXPENSE (BENEFIT):
  Current                                         122,914            19,380              --            142,294
  Deferred                                        (64,184)            5,071              --            (59,113)
                                           --------------    --------------    --------------   --------------
TOTAL INCOME TAX EXPENSE                           58,730            24,451              --             83,181
                                           --------------    --------------    --------------   --------------

NET INCOME                                 $       99,905    $       60,299    $         --     $      160,204
                                           ==============    ==============    ==============   ==============

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
           NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1.   GENERAL

The following notes set forth the assumptions used in preparing the unaudited pro forma condensed financial statements. The pro forma adjustments are based on estimates made by USL's management using information currently available.

2.   PRO FORMA ADJUSTMENTS

The adjustments to the accompanying Unaudited Pro Forma Condensed Balance Sheet are described below:

     (A) Adjustments to conform USL/AIL historical presentations. $122.0 million of American General Corp. Senior Notes and $7.4 million of affiliated mortgage loans were historically reported by USL as notes receivable from affiliates.

     (B) Various adjustments to conform USL/AIL historical presentations. $39.8 million of policyholder deposits and $40.8 million of unearned revenue liabilities were historically reported by USL within other liabilities.

     (C) Reclassification of AIL's common stock to additional paid-in capital as a result of the merger.

The adjustments to the accompanying Unaudited Pro Forma Condensed Statements of Income (Loss) are described below:

     None.

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, Pa.

                                NAIC CODE: 19445

                      STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, Pa.

                      STATUTORY BASIS FINANCIAL STATEMENTS
                         DECEMBER 31, 2009 2008 AND 2007

                                TABLE OF CONTENTS
                                -----------------

Report of Independent Auditors...............................................  2

Statements of Admitted Assets................................................  3

Statements of Liabilities, Capital and Surplus...............................  4

Statements of Income and Changes in Capital and Surplus......................  5

Statements of Cash Flow......................................................  6

Notes to Statutory Basis Financial Statements................................  7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of National Union Fire Insurance Company of Pittsburgh, Pa.:

We have audited the accompanying statutory statements of admitted assets and liabilities, capital and surplus of National Union Fire Insurance Company of Pittsburgh, Pa. (the Company) as of December 31, 2009 and 2008 and the related statutory statements of income and changes in capital and surplus, and of cash flow for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2009 and 2008, or the results of its operations or its cash flows for each of the three years then ended December 31, 2009.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years then ended December 31, 2009, on the basis of accounting described in Note 1.

As described in Note 2 to the financial statements, during 2009 the Company adopted SSAP No. 10R, Income Taxes - Revised, A Temporary Replacement to SSAP No. 10 and SSAP No. 43 - Revised Loan-backed and Structured Securities. The Company has reflected the effects of these adoptions within Changes in accounting principles on the Statements of Changes in Capital and Surplus.


/s/ PricewaterhouseCoopers LLP

New York, NY

May 3, 2010

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                          STATEMENTS OF ADMITTED ASSETS
                                 STATUTORY BASIS
                        AS OF DECEMBER 31, 2009 AND 2008
                                 (000'S OMITTED)

AS OF DECEMBER 31,                                                             2009           2008
------------------------------------------------------------------------   -----------    -----------
Cash and invested assets:
   Bonds, at amortized cost (market value: 2009 - $12,919,764;
      2008 - $12,050,220)                                                  $12,579,023    $12,882,016
   Stocks:
      Common stocks, at market value adjusted for non admitted assets
         (cost: 2009 - $2,047,239; 2008 - $3,311,013)                        6,984,703      8,904,447
      Preferred stocks, primarily at carrying value (cost: 2009 - $939;
         2008 - $2,027,448)                                                        868      2,022,748
   Other invested assets, primarily at equity (cost: 2009 - $2,520,966;
      2008 - $2,353,985)                                                     2,982,542      2,745,371
   Short-term investments, at amortized cost (approximates market value)     2,107,181      1,060,462
   Receivable for securities                                                       479          6,702
   Overdraft                                                                  (210,789)      (121,154)
                                                                           -----------    -----------
         TOTAL CASH AND INVESTED ASSETS                                     24,444,007     27,500,592
                                                                           -----------    -----------
Investment income due and accrued                                              203,895        185,779
Agents' balances or uncollected premiums:
   Premiums in course of collection                                            443,245        733,603
   Premiums and installments booked but deferred and not yet due               407,860        431,375
   Accrued retrospective premiums                                            1,589,026      1,643,235
Amounts billed and receivable from high deductible policies                     13,004         24,378
Reinsurance recoverable on loss payments                                       498,748        679,579
Funds held by or deposited with reinsurers                                      25,712         27,005
Deposit accounting assets                                                        1,684        559,534
Deposit accounting assets - funds held                                          93,433         93,433
Federal and foreign income taxes recoverable from affiliate                    261,158             --
Net deferred tax assets                                                        687,298        363,447
Receivable from parent, subsidiaries and affiliates                          2,440,086        434,803
Equities in underwriting pools and associations                                613,296        718,937
Other admitted assets                                                          286,425        165,238
                                                                           -----------    -----------
         TOTAL ADMITTED ASSETS                                             $32,008,877    $33,560,936
                                                                           ===========    ===========

                See Notes to Statutory Basis Financial Statements

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                 STATEMENTS OF LIABILITIES, CAPITAL AND SURPLUS
                                 STATUTORY BASIS
                        AS OF DECEMBER 31, 2009 AND 2008
                    (000'S OMITTED EXCEPT SHARE INFORMATION)

AS OF DECEMBER 31,                                                        2009           2008
-------------------------------------------------------------------   -----------    -----------
                            Liabilities
                            -----------
Reserves for losses and loss adjustment expenses                      $13,570,308    $13,354,448
Unearned premium reserves                                               3,532,266      3,827,773
Commissions, premium taxes, and other expenses payable                    224,027        320,011
Reinsurance payable on paid loss and loss adjustment expenses             221,875        508,685
Funds held by company under reinsurance treaties                          157,702        179,991
Provision for reinsurance                                                  93,549        100,847
Ceded reinsurance premiums payable, net of ceding commissions             302,391        469,110
Retroactive reinsurance reserves - assumed                                  7,357          7,372
Retroactive reinsurance reserves - ceded                                   (2,140)        (5,179)
Deposit accounting liabilities                                            188,394        198,765
Deposit accounting liabilities - funds held                                    --        510,960
Collateral deposit liability                                              445,678        575,926
Payable to parent, subsidiaries and affiliates                            328,754      1,304,782
Current federal and foreign income taxes payable to affiliates                 --        167,471
Other liabilities                                                         280,356        214,551
                                                                      -----------    -----------
   TOTAL LIABILITIES                                                   19,350,517     21,735,513
                                                                      -----------    -----------
                        Capital and Surplus
                        -------------------
Common capital stock, $5.00 par value, 1,000,000 shares authorized;
   895,750 shares issued and outstanding                                    4,479          4,479
Capital in excess of par value                                          5,290,047      4,119,285
Unassigned surplus                                                      7,120,540      7,699,214
Special surplus tax - SSAP 10R                                            242,874             --
Special surplus funds from retroactive reinsurance                            420          2,445
                                                                      -----------    -----------
   TOTAL CAPITAL AND SURPLUS                                           12,658,360     11,825,423
                                                                      -----------    -----------
   TOTAL LIABILITIES, CAPITAL, AND SURPLUS                            $32,008,877    $33,560,936
                                                                      ===========    ===========

                See Notes to Statutory Basis Financial Statements

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

             STATEMENTS OF INCOME AND CHANGES IN CAPITAL AND SURPLUS
                                 STATUTORY BASIS
              FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

FOR THE YEARS ENDED DECEMBER 31,                                                         2009           2008           2007
----------------------------------------------------------------------------------   -----------    -----------    -----------
                               Statements of Income
                               --------------------
Underwriting income:
   Premiums earned                                                                   $ 6,071,466    $ 7,265,084    $ 7,666,749
                                                                                     -----------    -----------    -----------
Underwriting deductions:
   Losses incurred                                                                     4,753,215      4,907,821      4,470,750
   Loss adjustment expenses incurred                                                     774,866        766,180        861,826
   Other underwriting expenses incurred                                                1,439,581      1,657,034      1,685,858
                                                                                     -----------    -----------    -----------
Total underwriting deductions                                                          6,967,662      7,331,034      7,018,434
                                                                                     -----------    -----------    -----------
NET UNDERWRITING (LOSS) INCOME                                                          (896,196)       (65,951)       648,315
                                                                                     -----------    -----------    -----------
Investment income:
   Net investment income earned                                                        1,032,274      1,340,829      1,182,291
   Net realized capital gains (loss) (net of capital gains taxes: 2009 - $930,452;
      2008 - ($13,526); 2007 - $3,076)                                                   352,053        133,771        (40,847)
                                                                                     -----------    -----------    -----------
NET INVESTMENT GAIN                                                                    1,384,327      1,474,600      1,141,444
                                                                                     -----------    -----------    -----------
Net loss from agents' or premium balances charged-off                                    (37,084)       (50,530)       (94,880)
Finance and service charges not included in premiums                                       4,851         15,842         17,362
Other gain, net of dividends to policyholders                                              7,950         35,560         83,284
                                                                                     -----------    -----------    -----------
NET INCOME AFTER CAPITAL GAINS TAXES AND BEFORE FEDERAL INCOME TAXES                     463,848      1,409,521      1,795,525
Federal income tax (benefit) expense                                                    (377,136)        39,777        510,618
                                                                                     -----------    -----------    -----------
       NET INCOME                                                                    $   840,984    $ 1,369,744    $ 1,284,907
                                                                                     ===========    ===========    ===========
                          Changes in Capital and Surplus
                          ------------------------------
Capital and surplus, as of December 31, previous year:                               $11,825,423    $12,156,993    $10,420,212
   Adjustment to beginning surplus                                                      (126,308)        (9,665)       (87,263)
                                                                                     -----------    -----------    -----------
CAPITAL AND SURPLUS, AS OF JANUARY 1,                                                 11,699,115     12,147,328     10,332,949
                                                                                     -----------    -----------    -----------
   Changes in accounting principles (refer to Note 2)
      Adoption of SSAP 10R                                                               242,874             --             --
      Adoption of SSAP 43R                                                               (91,387)            --             --
Other changes in capital and surplus:
   Net income                                                                            840,984      1,369,744      1,284,907
   Change in net unrealized capital (loss) gains (net of capital gains taxes:
      2009 - $(20,011); 2008 - $(221,853); 2007 - $81,239)                              (434,565)      (766,210)     1,299,705
   Change in net deferred income taxes                                                    38,269       (172,349)        92,036
   Change in non-admitted assets                                                        (201,784)      (205,044)        (3,270)
   Change in provision for reinsurance                                                     7,298         20,867         13,267
   Paid in capital and surplus                                                         1,087,401      1,255,961        231,132
   Dividends to stockholder                                                             (537,000)    (1,737,225)    (1,120,000)
   Foreign exchange translation and other surplus adjustments                              7,155        (87,649)        26,267
                                                                                     -----------    -----------    -----------
      TOTAL OTHER CHANGES IN CAPITAL AND SURPLUS                                         807,758       (321,905)     1,824,044
                                                                                     -----------    -----------    -----------
CAPITAL AND SURPLUS, AS OF DECEMBER 31,                                              $12,658,360    $11,825,423    $12,156,993
                                                                                     ===========    ===========    ===========

                See Notes to Statutory Basis Financial Statements

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                             STATEMENTS OF CASH FLOW
                                 STATUTORY BASIS
              FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

FOR THE YEARS ENDED DECEMBER 31,                                                 2009          2008           2007
--------------------------------------------------------------------------   -----------    ----------    -----------
                           Cash From Operations
                           --------------------
Premiums collected, net of reinsurance                                       $ 6,012,704    $6,547,710    $ 7,891,160
Net investment income                                                            879,604     1,388,127      1,227,721
Miscellaneous (expense) income                                                   (22,990)           54          8,924
                                                                             -----------    ----------    -----------
   SUB-TOTAL                                                                   6,869,318     7,935,891      9,127,805
                                                                             -----------    ----------    -----------
Benefit and loss related payments                                              4,612,122     5,078,216      3,878,095
Commission and other expense paid                                              2,300,255     2,342,596      2,302,839
Dividends paid to policyholders                                                      246           114            130
Federal income taxes (recovered) paid                                            (43,319)       53,271        330,776
                                                                             -----------    ----------    -----------
   NET CASH PROVIDED FROM OPERATIONS                                                  14       461,694      2,615,965
                                                                             -----------    ----------    -----------
                          Cash From Investments
                          ---------------------
Proceeds from investments sold, matured, or repaid
   Bonds                                                                       2,778,983     3,141,468      5,184,469
   Stocks                                                                      5,332,526       657,471        773,650
   Other                                                                         613,320       671,313        621,387
                                                                             -----------    ----------    -----------
   TOTAL PROCEEDS FROM INVESTMENTS SOLD, MATURED, OR REPAID                    8,724,829     4,470,252      6,579,506
                                                                             -----------    ----------    -----------
Cost of investments acquired
   Bonds                                                                       2,830,766     2,006,885      5,997,221
   Stocks                                                                        335,841     1,074,344        837,600
   Other                                                                         963,564     1,197,475      1,350,766
                                                                             -----------    ----------    -----------
   TOTAL COST OF INVESTMENTS ACQUIRED                                          4,130,171     4,278,704      8,185,587
                                                                             -----------    ----------    -----------
   NET CASH PROVIDED FROM (USED IN) INVESTING ACTIVITIES                       4,594,658       191,548     (1,606,081)
                                                                             -----------    ----------    -----------
               Cash From Financing and Miscellaneous Sources
               ---------------------------------------------
Capital and surplus paid-in                                                           --       299,000             --
Dividends to stockholder                                                        (537,000)     (878,465)    (1,120,000)
Net deposit on deposit-type contracts and other insurance                         78,549        38,529         75,242
Equities in underwriting pools and associations                                  113,428       535,633       (380,888)
Collateral deposit liability                                                    (130,248)      (38,833)      (272,467)
Intercompany receivable and payable, net                                      (2,961,854)      646,904        589,241
Borrowed funds                                                                        --       (12,741)         2,980
Other                                                                           (200,463)     (243,164)        74,496
                                                                             -----------    ----------    -----------
   NET CASH (USED IN) PROVIDED FROM FINANCING AND MISCELLANEOUS ACTIVITIES    (3,637,588)      346,863     (1,031,396)
                                                                             -----------    ----------    -----------
   NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS                                 957,084     1,000,105        (21,512)

Overdraft and short-term investments:
   Beginning of year                                                             939,308       (60,797)       (39,285)
                                                                             -----------    ----------    -----------
   END OF YEAR                                                               $ 1,896,392    $  939,308    $   (60,797)
                                                                             ===========    ==========    ===========

                See Notes to Statutory Basis Financial Statements

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING
---------------------------------------------------------------------------
POLICIES
--------

A.   ORGANIZATION
     ------------

     National Union Fire Insurance Company of Pittsburgh, Pa. (the Company or National Union) is a direct wholly-owned subsidiary of Chartis U.S. Inc., a Delaware corporation (formerly known as AIG Commercial Insurance Group, Inc.), which is in turn owned by Chartis Inc., a Delaware corporation, (formerly known as AIU Holdings, Inc.). The Company's ultimate parent is American International Group, Inc. (the Ultimate Parent or AIG). See Notes 13 and 14 for information about recent developments regarding AIG and Chartis Inc.

     In July 2009, AIG rebranded its General Insurance Operations as Chartis. Chartis consists of Commercial Insurance (operating as Chartis U.S. Inc.), and Foreign General Insurance (operating as Chartis International).

     The Company writes substantially all lines of property and casualty insurance with an emphasis on U.S. commercial business. In addition to writing substantially all classes of business insurance, including large commercial or industrial property insurance, excess liability, inland marine, environmental, workers' compensation and excess and umbrella coverages, the Company offers many specialized forms of insurance such as aviation, accident and health, warranty, equipment breakdown, directors and officers liability, difference in conditions, kidnap-ransom, export credit and political risk, and various types of errors and omissions coverages. Through AIG's risk management operation, the Company provides insurance and risk management programs to large corporate customers. In addition, through AIG's risk finance operation, the Company provides its customized structured products and through the Private Client Group the Company provides personal lines insurance to high-net-worth individuals.

     The Company is a member of the Chartis U.S. Inc. Commercial Pool (the Commercial Pool). The names, the National Association of Insurance Commissioners (NAIC) company codes and inter-company pooling percentages of the Commercial Pool participants are as follows:

                                                                                                        Pool
                                                                                           NAIC    Participation
Company                                                                                  Co Code     Percentage
-------                                                                                  -------   -------------
(1) National Union Fire Insurance Company of Pittsburgh, Pa. *                            19445         38%
(2) American Home Assurance Company (American Home)                                       19380         36%
(3) Commerce and Industry Insurance Company  (C&I)                                        19410         11%
(4) Chartis Property Casualty Company (Chartis PC) (formerly AIG Casualty Company)        19402          5%
(5) New Hampshire Insurance Company (New Hampshire)                                       23841          5%
(6) The Insurance Company of the State of Pennsylvania (ISOP)                             19429          5%
(7) Chartis Casualty Company (formerly American International South Insurance Company)    40258          0%
(8) Granite State Insurance Company                                                       23809          0%
(9) Illinois National Insurance Co.                                                       23817          0%

*    Lead Company

     The Company accepts business mainly from insurance brokers, enabling selection of specialized markets and retention of underwriting control. Any licensed insurance broker is able to submit business to the Company, but such broker has no authority to commit the Company to accept risk. In addition, the Company utilizes certain

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     managing general agents and third party administrators for policy issuance and administration, underwriting, and claims adjustment services.

     The Company has significant transactions with AIG and affiliates and participates in the Chartis U.S. Commercial Pool (formerly known as the National Union Commercial Pool). Refer to Note 5 for additional information.

B.   SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES
     ----------------------------------------------------------

     PRESCRIBED OR PERMITTED STATUTORY ACCOUNTING PRACTICES:
     -------------------------------------------------------

     The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania (PA SAP).

     PA SAP recognizes only statutory accounting practices prescribed or permitted by the Commonwealth of Pennsylvania for determining and reporting the financial position and results of operations of an insurance company and for the purpose of determining its solvency under the Pennsylvania Insurance Law. The National Association of Insurance Commissioners Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the Commonwealth of Pennsylvania. The Commissioner of the Insurance Department of the Commonwealth of Pennsylvania (the Commissioner) has the right to permit other specific practices that deviate from prescribed practices.

     PA SAP has adopted certain accounting practices that differ from those found in NAIC SAP, specifically, the prescribed practice of allowing the discounting of workers' compensation known case loss reserves on a non-tabular basis (under NAIC SAP, non-tabular discounting reserves is not permitted).

     In 2007, the Commissioner permitted the Company to utilize audited financial statements prepared on a basis of accounting other than U.S. GAAP to value investments in limited partnerships and joint ventures; as of December 31, 2007, the aggregate value of limited partnerships and joint ventures to which this permitted practice applies is $71,600.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed or permitted by PA SAP is shown below:

DECEMBER 31,                                              2009          2008            2007
---------------------------------------------------   -----------    -----------    -----------
Net income, PA SAP                                    $   840,984    $ 1,369,744    $ 1,284,907
State prescribed practices - (deduction):
   Non-tabular discounting                                (48,951)      (109,227)       (89,223)
                                                      -----------    -----------    -----------
NET INCOME, NAIC SAP                                  $   792,033    $ 1,260,517    $ 1,195,684
                                                      ===========    ===========    ===========
Statutory surplus, PA SAP                             $12,658,360    $11,825,423    $12,156,993
State prescribed or permitted practices - (charge):
   Non-tabular discounting                               (940,266)      (891,315)      (782,088)
   Credits for reinsurance                               (200,449)       (67,899)      (112,389)
   SSAP 48/SSAP 97                                             --             --        (71,600)
                                                      -----------    -----------    -----------
STATUTORY SURPLUS, NAIC SAP                           $11,517,645    $10,866,209    $11,190,916
                                                      ===========    ===========    ===========

     The use of the aforementioned prescribed and permitted practices has not adversely affected the Company's ability to comply with the NAIC's risk based capital and surplus requirements for the 2009, 2008 and 2007 reporting periods.

     STATUTORY ACCOUNTING PRACTICES AND GENERALLY ACCEPTED ACCOUNTING
     ----------------------------------------------------------------
     PRINCIPLES:
     -----------

     NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (GAAP). NAIC SAP and PA SAP vary in certain respects from GAAP. A description of certain of these accounting differences is set forth below:

     Under GAAP:
     -----------

     a. Costs incidental to acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are deferred and amortized over the periods covered by the underlying policies or reinsurance agreements;

     b. Statutory basis reserves, such as non-admitted assets and unauthorized reinsurance, are restored to surplus;

     c. The equity in earnings of affiliates with ownership between 20.0% and 50.0% is included in net income, and investments in subsidiaries with greater than 50.0% ownership are consolidated;

     d.   Estimated undeclared dividends to policyholders are accrued;

     e. The reserves for losses and loss adjustment expenses (LAE) and unearned premium reserves are presented gross of ceded reinsurance by establishing a reinsurance asset;

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     f. Debt and equity securities deemed to be available-for-sale and trading securities are reported at fair value. The difference between cost and fair value of securities available-for-sale is reflected net of related deferred income tax, as a separate component of accumulated other comprehensive income in shareholder's equity. For trading securities, the difference between cost and fair value is included in income, while securities held to maturity are valued at amortized cost;

     g. Direct written premium contracts that do not have sufficient risk transfer are treated as deposit accounting liabilities;

     h. Insurance and reinsurance contracts recorded as retroactive retain insurance accounting treatment if they pass the risk transfer test. If risk transfer is not met, no insurance accounting treatment is permitted. All income is then recognized based upon either the interest or recovery method; and

     i. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. The provision for deferred income taxes is reported in the Statements of Income.

     j. Statutory accounting and GAAP are consistent for the accounting of structured settlement annuities where the reporting entity is the owner and payee, and where the claimant is the owner and payee and the reporting entity has been released from its obligation.

     GAAP distinguishes structured settlement annuities where the owner is the claimant and a legally enforceable release from the reporting entity's liability is obtained from those where the claimant is the owner and payee but the reporting entity has not been released from its obligation. GAAP requires the deferral of any gain resulting from the purchase of a structured settlement annuity where the claimant is the owner and payee yet the reporting entity has not been released from its obligation.

     Under NAIC SAP:
     ---------------

     a. Costs incidental to acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are immediately expensed;

     b. Statutory basis reserves, such as non-admitted assets and unauthorized reinsurance are charged directly to surplus;

     c. Subsidiaries are not consolidated. The equity in earnings of affiliates is included in unrealized appreciation/(depreciation) of investments, which is reported directly in surplus. Dividends are reported as investment income;

     d.   Declared dividends to policyholders are accrued;

     e. The reserve for losses and LAE and unearned premium reserves are presented net of ceded reinsurance;

     f. NAIC investment grade debt securities are reported at amortized cost, while NAIC non-investment grade debt securities (NAIC rated 3 to 6) are reported at lower of cost or market;

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     g. Direct written premium contracts are reported as insurance as long as policies are issued in accordance with insurance requirements;

     h. Insurance and reinsurance contracts deemed to be retroactive receive special accounting treatment. Gains or losses are recognized in the Statements of Income and Surplus is segregated by the ceding entity to the extent of gains realized; and

     i. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. Changes in deferred income taxes are charged directly to surplus and have no impact on statutory earnings. The admissibility of deferred tax assets is limited by statutory guidance; and

     j. For structured settlement annuities where the claimant is the payee, statutory accounting treats these settlements as completed transactions and considers the earnings process complete (thereby allowing for immediate gain recognition), regardless of whether or not the reporting entity is the owner of the annuity.

     The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

     SIGNIFICANT STATUTORY ACCOUNTING PRACTICES:
     -------------------------------------------

     A summary of the Company's significant statutory accounting practices are as follows:

     Use of Estimates: The preparation of financial statements in conformity
     ----------------
     with PA SAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, the Company evaluates all of its estimates and assumptions. PA SAP also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from management's estimates. The significant estimates were used for loss and LAE, certain reinsurance balances, admissibility of deferred taxes, allowance for doubtful accounts and the carrying value of certain investments.

     Invested Assets: The Company's invested assets are accounted for as
     ---------------
     follows:

     .    Cash and Short-term Investments: The Company considers all highly
          -------------------------------
          liquid debt securities with maturities of greater than three months but less than twelve months from the date of purchase to be short-term investments. Short-term investments are carried at amortized cost which approximates market value (as designated by the NAIC Securities Valuation Office). The Company maximizes its investment return by investing in a significant amount of cash in hand in short-term investments. Short-term investments are recorded separately from cash in the accompanying financial statements. The Company funds cash accounts daily using funds from short-term investments. Cash is in a negative position when outstanding checks exceed cash-in-hand in operating bank accounts. As described in Note 5, the Company is party to an inter-company reinsurance pooling agreement. As the Company is the lead participant in the pool, the Company makes disbursements on behalf of the pool which is also a cause for the Company's negative cash position.

     .    Bonds: Bonds with an NAIC designation of 1 and 2 are carried at
          -----
          amortized cost using the scientific method.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

          Bonds with an NAIC designation of 3 to 6 are carried at the lower of amortized cost or the market value. If a bond is determined to have an other-than-temporary impairment (OTTI) in value the cost basis is written-down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Gains/(Loss) as a realized loss.

          In periods subsequent to the recognition of an OTTI loss for bonds, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

          Loan-backed and structured securities are carried at amortized cost and generally are more likely to be prepaid than other fixed maturities. As of December 31, 2009 and 2008, the market value of the Company's loan-backed and structured securities approximated $410,544 and $327,600, respectively. Loan-backed and structured securities include prepayment assumptions used at the purchase date and valuation changes caused by changes in estimated cash flow, and are valued using the retrospective method. Prepayment assumptions for loan-backed and structured securities were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

     .    Common and Preferred Stocks: Unaffiliated common stocks are carried
          ---------------------------
          principally at market value. Perpetual preferred stocks with an NAIC rating of P1 or P2 are carried at market value. Redeemable preferred stocks with an NAIC rating of RP1 or RP2 that are subject to a 100.0% mandatory sinking fund or paid-in-kind are carried at amortized cost. All below investment grade, NAIC 3 to 6 preferred stocks, are carried at the lower of amortized cost or market values.

          Investments in affiliates are recorded based on the underlying audited equity of the respective entity's financial statements. The reporting entity's share of undistributed earnings and losses of the affiliates are reported in the Unassigned Surplus as unrealized gains and losses.

     .    Other Invested Assets: Other invested assets include primarily
          ---------------------
          partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements. Joint ventures and partnership investments are accounted for under the equity method, based on the most recent financial statements of the entity. Changes in carrying value are recorded as unrealized gains or losses. For investments in joint ventures and partnerships that are determined to have an OTTI in value, the costs are written-down to fair value as the new cost basis, with the corresponding charge to Net Realized Capital Gains/(Losses) as a realized loss.

     o    Net Investment Gains: Net investment gains consist of net investment
          --------------------
          income earned and realized gains or losses from the disposition or impairment of investments. Net investment income earned includes accrued interest, accrued dividends and distributions from partnerships and joint ventures. Investment income is recorded as earned. Realized gains or losses on the disposition of investments are determined on the basis of specific identification.

          Investment income due and accrued is assessed for collectability. The Company writes off investment income due and accrued when it is probable that the amount is uncollectible by recording a charge against investment income in the period such determination is made. Any amounts over 90 days past due which have not been written-off are non-admitted by the Company. As of December 31, 2009 and 2008, no investment income due and accrued was determined to be uncollectible or non-admitted.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     .    Unrealized Gains (Losses): Unrealized gains (losses) on all stocks,
          -------------------------
          bonds carried at market values, joint ventures, partnerships and foreign currency translation are credited or charged to Unassigned Surplus.

     Other Than Temporary Impairment:
     --------------------------------

     The Company regularly evaluates its investments for OTTI in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investment portfolio.

     The Company's policy for determining OTTI has been established in accordance with prescribed SAP guidance, including SSAP Nos. 43R, 99, and INT 06-07. For bonds, other than loan-backed and structured securities, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. For loan-backed and structured securities, when a credit-related OTTI is present, the amount of OTTI recognized as a realized loss is equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected.

     In general, a security is considered a candidate for OTTI if it meets any of the following criteria:

     . Trading at a significant (25 percent or more) discount to cost for an extended period of time (nine consecutive months or longer); or

     . The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation, (ii) the issuer seeking protection from creditors under the bankruptcy law as or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

     . The Company may not realize a full recovery on its investment, irrespective of the occurrence of one of the foregoing events.

     Common and preferred stock investments whose market value is less than its book value for a period greater than twelve months is considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment must be analyzed to determine if any impairment would be considered other than temporary. Factors include:

          .    The Company may not realize a full recovery on its investment;

          .    Fundamental credit issues of the issuer;

          . An intent to sell the investment prior to the recovery of cost of the investment; or

          . Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

     Limited partnership investments whose market value is less than its book value for a period greater than twelve months is considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     must be analyzed to determine if any impairment would be considered other than temporary. Factors to consider include:

          . An order of liquidation or other fundamental credit issues with the partnership;

          . Evaluation of the cash flow activity between the Company and the partnership or fund during the year;

          . Evaluation of the current stage of the life cycle of the investment;

          . An intent to sell the investment prior to the recovery of cost of the investment; or

          . Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

     If the analysis indicates that an OTTI has taken place, the investment is written down to fair value, which would become the new cost basis. The amount of the write down is to be accounted for as a realized loss.

     As described in Note 2 - Accounting Changes, the Company adopted a change in its OTTI accounting principle pertaining to loan-backed and structured securities in the third quarter of 2009 when it adopted SSAP No. 43R (Revised) - Loan-backed and Structured Securities (SSAP 43R). Under SSAP 43R, credit-related OTTI for loan-backed and structured securities is based on projected discounted cash flows, whereas, credit-related OTTI for loan-backed and structured securities was previously based on projected undiscounted cash flows under SSAP 43.

     Revenue Recognition: Direct written premiums are primarily earned on a
     -------------------
     pro-rata basis over the terms of the policies to which they relate. For policies with exposure periods greater than thirteen months, premiums are earned in accordance with the methods prescribed in NAIC Statement of Statutory Accounting Principles SSAP No. 65, Property and Casualty Contracts (SSAP 65). Accordingly, unearned premiums represent the portion of premiums written which are applicable to the unexpired terms of policies in force. Ceded premiums are amortized into income over the contract period in proportion to the protection received.

     Premium estimates for retrospectively rated policies are recognized within the periods in which the related losses are incurred. In accordance with SSAP No. 66, Retrospectively Rated Contracts (SSAP 66), the Company estimates accrued retrospectively rated premium adjustments using the application of historical ratios of retrospectively rated premium development. The Company records accrued retrospectively rated premiums as an adjustment to earned premiums. The Company establishes non-admitted assets for 100% of amounts recoverable where any agent's balance or uncollected premiums have been classified as non-admitted, and thereafter for 10% of any amounts recoverable not offset by retrospective rated premiums or collateral. At December 31, 2009 and 2008, accrued premiums related to the Company's retrospectively rated contracts amounted to $1,589,026 and $1,643,235, respectively, net of non-admitted premium balances of $63,578 and $76,630, respectively.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     Net written premiums that were subject to retrospective rating features were as follows:

For the years ended December 31,                                      2009        2008        2007
-----------------------------------------------------------------   --------    --------    --------
   Net written premiums subject to retrospectively rated premiums   $555,691    $684,709    $856,074
   Percentage of total net written premiums                              9.2%       10.4%       11.0%

     Adjustments to premiums for changes in the level of exposure to insurance risk are generally determined based upon audits conducted after the policy expiration date. In accordance with SSAP No. 53, Property and Casualty Contracts - Premiums (SSAP 53), the Company records the audit premium estimates as an adjustment to written premium, and earns these premiums immediately. For premium estimates that result in a return of premium to the policyholder, the Company immediately reduces earned premiums. When the premium exceeds the amount of collateral held, a non-admitted asset (equivalent to 10.0% of this excess amount) is recorded.

     In accordance with SSAP 53, the Company reviews its ultimate losses with respect to its premium reserves. A premium deficiency liability is established if the premium reserves are not sufficient to cover the ultimate loss projection and associated acquisition expenses. Investment income is not considered in the calculation.

     For certain lines of business for which an insurance policy is issued on a claims-made basis, the Company offers to its insureds the option to purchase an extended reporting endorsement which permits the extended reporting of insured events after the termination of the claims-made contract. Extended reporting endorsements modify the discovery period of the underlying contract and can be for a defined period (e.g., six months, one year, five years) or an indefinite period. For defined reporting periods, premiums are earned over the term of the fixed period. For indefinite reporting periods, premiums are fully earned as written and loss and LAE liabilities associated with the unreported claims are recognized immediately.

     For warranty insurance, the Company will generally offer reimbursement coverage on service contracts issued by an authorized administrator and sold through a particular retail channel. Premiums are recognized over the life of the reimbursement policy in proportion to the expected loss emergence. The expected loss emergence can vary substantially by policy due to the characteristics of products sold by the retailer, the terms and conditions of service contracts sold as well as the duration of an original equipment manufacturer. The Company reviews all such factors to produce earnings curves which approximate the expected loss emergence for a particular contract in order to recognize the revenue earned.

     In accordance with SSAP No. 78, Multiple Peril Crop Insurance (SSAP 78), the Company elected to compute the unearned premium reserve associated with the Multiple Peril Crop Insurance program on a daily pro rata method as the Company did not believe it could demonstrate that the period of risk differs significantly from the contract period. The Company reduced its loss expenses for expense payments associated with catastrophe coverage by $168 and $231 in 2009 and 2008, respectively. The Company reduced its other underwriting expenses for expense payments associated with buy-up coverage by $23,194 and $422 in 2009 and 2008, respectively.

     Reinsurance: Ceded premiums, commissions, expense reimbursements and
     -----------
     reserves related to ceded business are accounted for on a basis consistent with that used in accounting for the original contracts issued and the terms of the reinsurance contract. Ceded premiums are reported as a reduction of premium earned. Amounts applicable to

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     ceded reinsurance for unearned premium reserves, and reserves for losses and LAE have been reported as a reduction of these items, and expense allowances received in connection with ceded reinsurance are accounted for as a reduction of the related acquisition cost.

     Retroactive Reinsurance: Retroactive reinsurance reserves are reported
     -----------------------
     separately in the balance sheet. Gains or losses are recognized in the Statements of Income as part of Other Income. Surplus gains are reported as segregated unassigned surplus until the actual retroactive reinsurance recovered exceeds the consideration paid.

     Deposit Accounting: Assumed and ceded reinsurance contracts which based on
     ------------------
     internal analysis, do not transfer a sufficient amount of insurance risk are recorded as deposit accounting transactions. In accordance with SSAP 62, and SSAP No. 75, Reinsurance Deposit Accounting, An Amendment to SSAP No. 62, Property and Casualty Reinsurance, the Company records the net consideration paid or received as a deposit asset or liability, respectively. The deposit asset is reported as admitted if i) the assuming company is licensed, accredited or qualified by PA SAP; or ii) the collateral (i.e: funds withheld, letters of credit or trusts) provided by the reinsurer meet all the requirements of PA SAP. The deposit asset or liability is adjusted by calculating the effective yield on the deposit to reflect the actual payments made or received to date and the expected future payments with a corresponding credit or charge to other gain in the Statements of Income.

     High Deductible Policies: In accordance with SSAP 65, Company establishes
     ------------------------
     loss reserves for high deductible policies net of deductibles (or reserve credits). As of December 31, 2009 and 2008, the amount of reserve credits recorded for high deductibles on unpaid claims amounted to $3,809,019 and $3,813,813, respectively.

     The Company establishes a non-admitted asset for 10% of paid loss recoverables, on high deductible policies, in excess of collateral held on an individual insured basis, or for 100% of paid loss recoverables where no collateral is held. As of December 31, 2009 and 2008, the amount billed and recoverable on paid claims was $47,081 and $67,546, respectively, of which $34,077 and $43,168, respectively, where non-admitted. Additionally, the Company establishes an allowance for doubtful accounts for such paid loss recoverables in excess of collateral and after non-admitted assets, and does not recognize reserve credits where paid loss credits are deemed by the Company to be uncollectible.

     Foreign Property Casualty Business: As agreed with the Company's
     ----------------------------------
     domiciliary state, the Company accounts for its participation in the business of the Association by (a) recording its net (after pooling) participation of such business as direct writings in its statutory financial statements; (b) recording in the statements of income its participation in the results of underwriting and investment income; and,
     (c) recording in the statements of admitted assets and liabilities, capital and surplus, its participation in the significant insurance and reinsurance balances; its net participation in all other assets (such as the invested assets) and liabilities has been recorded in Equities in Underwriting Pools and Associations.

     Commissions and Underwriting Expenses: Commissions, premium taxes, and
     -------------------------------------
     certain underwriting expenses related to premiums written are charged to income at the time the premiums are written and are included in Other Underwriting Expenses Incurred. In accordance with SSAP 62, the Company records a liability, equal to the difference between the acquisition cost and the reinsurance commissions received, on those instances where ceding commissions paid exceed the acquisition cost of the business ceded. The liability is amortized pro rata over the effective period of the reinsurance agreement in proportion to the amount of coverage provided under the reinsurance contract.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     Reserves for Losses and LAE: The reserves for losses and LAE, including
     ---------------------------
     IBNR losses, are determined on the basis of actuarial specialists' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated as needed, and any resulting adjustments are recorded in the current period. Accordingly, losses and LAE are charged to income as incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

     The Company discounts its loss reserves on workers' compensation claims.

     The calculation of the Company's tabular discount is based upon the 1979-81 Decennial Mortality Table, and applying a 3.5% interest rate. Loss reserves and LAE reserves (net of reinsurance) subject to the tabular discounting were $5,472,009 and $5,123,777, as of December 31, 2009 and 2008,
     respectively. As of December 31, 2009 and 2008, the Company's tabular discount amounted to $254,318 and $278,546, respectively, all of which were applied against the Company's case reserves.

     As prescribed by the Pennsylvania Insurance statutes, the calculation of the Company's non-tabular discount is determined as follows:

     . For accident years 2001 and prior - based upon the industry payout pattern and a 6.0% interest rate.

     . For accident years 2002 and subsequent - At December 31, 2009, with the approval of the Commissioner, the Company discounted its workers compensation loss reserves for accident years 2002 and subsequent at a rate of approximately 4.25%, which is slightly less than what is commensurate with the yield on its municipal bond portfolio with maturities consistent with the expected payout pattern. At December 31, 2008, the Company discounted its workers compensation loss reserves for accident years 2002 and subsequent using a rate commensurate with the yield on U.S. Treasury securities with maturities consistent with the expected payout pattern.

     As of December 31, 2009 and 2008, the reserves for losses (net of reinsurance) subject to non-tabular discounting were $5,472,009 and $5,123,777, respectively. As of December 31, 2009, the Company's non-tabular discount amounted to $940,266, of which $440,159 and $500,107 were applied to case reserves and IBNR, respectively. As of December 31, 2008, the Company's non-tabular discount amounted to $891,315, of which $345,981 and $545,334 were applied to case reserves and IBNR, respectively.

     Foreign Exchange: Assets and liabilities denominated in foreign currencies
     ----------------
     are translated at the rate of exchange in effect at the close of the reporting period. Revenues, expenses, gains, losses and surplus adjustments are translated using weighted average exchange rates. Unrealized gains and losses from translating balances from foreign currency into United States currency are recorded as adjustments to surplus. Realized gains and losses resulting from foreign currency transactions are included in income in Other Income.

     Statutory Basis Reserves: Certain required statutory basis reserves,
     ------------------------
     principally the provision for reinsurance, are charged to surplus and reflected as a liability of the Company.

     Policyholders' Dividends:  Dividends to policyholders are charged to
     ------------------------
     income as declared.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

Capital and Surplus: Common capital stock and capital in excess of par value
-------------------
represent amounts received by the Company in exchange for shares issued. The common capital stock represents the number of shares issued multiplied by par value per share. Capital in excess of par value represents the value received by the Company in excess of the par value per share and subsequent capital contributions in cash or in kind from its shareholder.

Non-Admitted Assets: Certain assets, principally electronic data processing
-------------------
(EDP) equipment, software, leasehold improvements, certain overdue agents' balances, accrued retrospective premiums, certain deposit accounting assets that do not meet all of the Commonwealth of Pennsylvania's requirements for admissibility, prepaid expenses, certain deferred taxes that exceed statutory guidance and unsupported current taxes are designated as non-admitted assets and are directly charged to Unassigned Surplus. EDP equipment primarily consists of non-operating software and is depreciated over its useful life, generally not exceeding 5 years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the leasehold improvement. In connection therewith, for the years ended December 31, 2009 and 2008, depreciation and amortization expense amounted to $24,277 and $26,663, respectively, and accumulated depreciation as of December 31, 2009 and 2008 amounted to $129,629 and $149,204, respectively.

Reclassifications: Certain balances contained in the 2008 and 2007 financial
-----------------
statements have been reclassified to conform with the current year's presentation.

NOTE 2 - ACCOUNTING ADJUSTMENTS TO STATUTORY BASIS FINANCIAL STATEMENTS
-----------------------------------------------------------------------

A.   CHANGE IN ACCOUNTING PRINCIPLES:
     --------------------------------

SSAP 43R
--------

In the third quarter of 2009, the Company adopted SSAP 43R. Pursuant to SSAP 43R, if the fair value of a loan-backed or structured security is less than its amortized cost basis at the balance sheet date, an entity shall assess whether the impairment is other-than temporary. When an impairment is present, SSAP 43R requires the recognition of credit-related OTTI for loan-backed and structured securities when the projected discounted cash flows for a particular security are less than the security's amortized cost. When a credit-related OTTI is present, the amount of OTTI recognized as a realized loss shall be equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. Under the prescribed OTTI guidance for loan-backed and structured securities in the SSAP 43 that was in effect prior to the third quarter of 2009, OTTI was recognized when the amortized cost basis of a security exceeded undiscounted cash flows and such securities were written down to the amount of the undiscounted cash flows.

SSAP 43R required application to existing and new investments held by a reporting entity on or after September 30, 2009. The guidance in SSAP 43R that was effective in the third quarter of 2009 required the identification of all the loan-backed and structured securities for which an OTTI had been previously recognized and may result in OTTI being recognized on certain securities that previously were not considered impaired under SSAP43. For this population of securities, if a reporting entity did not intend to sell the security, and had the intent and ability to retain the investment in the security for a period of time sufficient to recover the amortized cost basis, the reporting entity should have recognized the cumulative effect of initially applying SSAP 43R as an adjustment to the opening balance of unassigned funds with a corresponding adjustment to applicable financial statement elements.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

As a result of the adoption of SSAP 43R, the Company recognized the following cumulative effect adjustment (CEA) in its 2009 Annual Statement, net of the related tax effect:

                                                                                             Direct (Charge)
                                                                                             or Credit to
                                                                                           Unassigned Surplus
                                                                                           ------------------
Gross cumulative effect adjustment (CEA) - Net increase in the amortized cost of
   loan-backed and structured securities at adoption                                           $(140,595)
Deferred tax on gross CEA                                                                         49,208
                                                                                               ---------
Net cumulative effect of change in Accounting Principle included in Statements of income       $ (91,387)
                                                                                               =========

SSAP 10R
--------

The Company accounted its income taxes in accordance with SSAP 10, Income Taxes. On December 7, 2009, the NAIC voted to approve SSAP No. 10R, Income Taxes - Revised, A Temporary Replacement of SSAP No. 10 (SSAP 10R). The new standard is effective December 31, 2009 for 2009 and 2010 interim and annual periods. The Company adopted SSAP 10R to account for its income taxes in its 2009 annual filing. Income tax expense and deferred tax are recorded, and deferred tax assets are admitted in accordance with SSAP 10R. In addition to the admissibility test on deferred tax assets, SSAP 10R requires assessing the need for a valuation allowance on deferred tax assets. In accordance with the additional requirements, the Company assesses its ability to realize deferred tax assets primarily based on the earnings history, the future earnings potential, the reversal of taxable temporary differences, and the tax planning strategies available to the Company when recognizing deferred tax assets.

In its 2009 annual filing, the Company admitted additional deferred tax assets of $242,874 as a result of the adoption of SSAP 10R. See Note 9 herein for further discussion.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

B.   OTHER ADJUSTMENTS TO SURPLUS:
     -----------------------------

The Company has dedicated significant effort to the resolution of ongoing weaknesses in internal controls. As a result of these remediation efforts, management concluded that adjustments should be made to the assets, liabilities, and surplus to policyholders Capital and Surplus as reported in the Company's 2008, 2007 and 2006 annual statutory basis financial statements. While these adjustments were noteworthy, after evaluating the quantitative and qualitative aspects of these corrections, the Company concluded that its prior period financial statements were not materially misstated and, therefore, no restatement was required. These adjustments resulted in an after tax statutory (charges) credits that in accordance with SSAP No. 3 Accounting Changes and Correction of Errors, have been reported as an adjustment to unassigned surplus as of January 1, 2009, 2008 and 2007. The impact of these adjustments on policyholder surplus as of January 1, 2009, 2008 and 2007 is as follows:


                                                                   POLICYHOLDERS  TOTAL ADMITTED
                                                                      SURPLUS         ASSETS      TOTAL LIABILITIES
                                                                   -------------  --------------  -----------------
BALANCE AT DECEMBER 31, 2008                                        $11,825,423     $33,560,936      $21,735,513
Adjustments to beginning Capital and Surplus:
   Asset realization                                                    (94,074)        (94,074)              --
   Liability correction                                                 (52,996)             --           52,996
   Federal income taxes, net of capital contributions of $83,361         20,762          20,762               --
                                                                    -----------     -----------      -----------
      TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS               (126,308)        (73,312)          52,996
                                                                    -----------     -----------      -----------
BALANCE AT JANUARY 1, 2009, AS ADJUSTED                             $11,699,115     $33,487,624      $21,788,509
                                                                    ===========     ===========      ===========

An explanation for each of the adjustments for prior period corrections is described below:

The decrease in admitted assets is primarily the result of: (a) adjustments reported by the Association as of December 31, 2009 (carrying value of affiliates, foreign exchange, and reinsurance balances); (b) the reversal of a duplicate reinsurance payable balance (which had been netted against reinsurance recoverables); and (c) decreases to the carrying values of certain affiliates.

The increase in liabilities is primarily the result of: (a) adjustments to historical carried case and unearned premium reserves; (b) an adjustment to the revenue recognition policy for a specific insurance contract, resulting in the re-establishment of unearned premium reserves; (c) the accrual of an unrecorded liability for claim handling expenses; and (d) several remediation-related reinsurance accounting adjustments (such as: reconciliation adjustments, and insolvency/commutation write-offs).

The decrease in federal income taxes is primarily the result of: (a) non-admitted prior year income tax receivables that were not settled at year end; (b) adjustment to tax discounting on loss reserves for workers' compensation; (c) deferred tax asset reconciliation to book unrealized gains and unrealized foreign exchange gains, offset by corresponding changes in nonadmitted tax assets; (d) removal of duplicated tax deduction for affiliate dividends; and (e) tax deduction for nontaxable book gain.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

                                                                 POLICYHOLDERS   TOTAL ADMITTED
                                                                    SURPLUS          ASSETS       TOTAL LIABILITIES
                                                                 -------------   --------------   -----------------
BALANCE AT DECEMBER 31, 2007                                      $12,156,993      $34,600,821       $22,443,828
Adjustments to beginning Capital and Surplus:
   Asset realization, net of taxes                                     (9,665)          (9,665)               --
   Federal income taxes, net of capital adjustments of $61,900             --               --                --
                                                                  -----------      -----------       -----------
      TOTAL ADJUSTMENT TO BEGINNING CAPITAL AND SURPLUS                (9,665)          (9,665)               --
                                                                  -----------      -----------       -----------
BALANCE AT JANUARY 1, 2008, AS ADJUSTED                           $12,147,328      $34,591,156       $22,443,828
                                                                  ===========      ===========       ===========

An explanation for each of the adjustments for prior period corrections is described below:

Asset realization: The Company identified that a commuted retroactive ceded
-----------------
reinsurance reserve asset should have been written-off in a prior year.

Federal income taxes (current and deferred): The change in federal income taxes
-------------------------------------------
is primarily related to (i) the appropriate characterization as a settlement of an intercompany balance impacting unassigned surplus rather than a capital contribution with no impact to total capital and surplus; (ii) an increase in provisions for potential tax exposures; and (iii) corrections to the deferred income tax inventory and the current tax receivable.

                                                                 POLICYHOLDERS   TOTAL ADMITTED
                                                                    SURPLUS          ASSETS       TOTAL LIABILITIES
                                                                 -------------   --------------   -----------------
BALANCE AT DECEMBER 31, 2006                                      $10,420,212      $31,626,970       $21,206,758
Adjustment to beginning Capital and Surplus:
   Federal income taxes                                               (87,263)         (87,263)               --
                                                                  -----------      -----------       -----------
      TOTAL ADJUSTMENT TO BEGINNING CAPITAL AND SURPLUS               (87,263)         (87,263)               --
                                                                  -----------      -----------       -----------
BALANCE AT JANUARY 1, 2007, AS ADJUSTED                           $10,332,949      $31,539,707       $21,206,758
                                                                  ===========      ===========       ===========

An explanation for each of the adjustment for prior period corrections is described below:

Federal income taxes (current and deferred): The change in federal income taxes
-------------------------------------------
is primarily related to an increase in provisions for potential tax exposures, and corrections to the deferred income tax inventory and the current tax receivable.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

NOTE 3 - INVESTMENTS
--------------------

STATUTORY FAIR VALUE OF FINANCIAL INSTRUMENTS:
----------------------------------------------

The following table presents the carrying amount and statutory fair values of the Company's financial instruments as of December 31, 2009 and 2008:

                                                                2009                        2008
                                                     -------------------------   -------------------------
                                                       CARRYING     STATUTORY      CARRYING     STATUTORY
                                                        AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                                     -----------   -----------   -----------   -----------
Assets:
   Bonds                                             $12,579,023   $12,919,764   $12,882,016   $12,050,220
   Common stocks                                       6,984,703     6,987,393     8,904,447     8,907,414
   Preferred stocks                                          868         1,468     2,022,748     2,022,850
   Other invested assets                               2,982,542     2,982,542     2,745,371     2,745,371
   Cash and short-term investments                     1,896,392     1,896,392       939,308       939,308
   Receivable for securities                                 479           479         6,702         6,702
   Equities and deposits in pool & associations          613,296       613,296       718,937       718,937
Liabilities:
   Collateral deposit liability                          445,678       445,678       575,926       575,926

The methods and assumptions used in estimating the statutory fair values of financial instruments are as follows:

     . The fair values of bonds, unaffiliated common stocks and preferred stocks are based on fair values that reflect the price at which a security would sell in an arms length transaction between a willing buyer and seller. As such, sources of valuation include third party pricing sources, stock exchange, broker or custodian or SVO.

     . The statutory fair values of affiliated common stock are based on the underlying equity of the respective entity's financial statements.

     . Other invested assets include primarily partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements.

     . The carrying value of all other financial instruments approximates fair value.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The amortized cost and market values of the Company's bond investments as of December 31, 2009 and 2008 are outlined in the table below:

                                                                                   GROSS         GROSS
                                                                    AMORTIZED    UNREALIZED   UNREALIZED      MARKET
                                                                       COST        GAINS        LOSSES        VALUE
                                                                   -----------    --------    ----------   -----------
AS OF DECEMBER 31, 2009:
   U.S. governments                                                $    26,289    $    876    $        7      $ 27,158
   All other governments                                               468,736      16,256           165       484,827
   States, territories and possessions                               1,666,746     100,263         3,929     1,763,080
   Political subdivisions of states, territories and possessions     2,307,984     141,123        13,821     2,435,286
   Special revenue and special assessment obligations and all        5,434,251     201,740        33,792     5,602,199
      non-guaranteed obligations of agencies and authorities
      and their political subdivisions
   Industrial and miscellaneous                                      2,675,017     113,766       181,569     2,607,214
                                                                   -----------    --------    ----------   -----------
      TOTAL BONDS, AS OF DECEMBER 31, 2009                         $12,579,023    $574,024    $  233,283   $12,919,764
                                                                   ===========    ========    ==========   ===========
AS OF DECEMBER 31, 2008:
   U.S. governments                                                $    14,397    $  2,196    $       --      $ 16,593
   All other governments                                               500,791      21,243            79       521,955
   States, territories and possessions                               1,997,332      53,446        38,850     2,011,928
   Political subdivisions of states, territories and possessions     2,796,359      87,205        86,640     2,796,924
   Special revenue and special assessment obligations and all        6,555,283      81,711       395,993     6,241,001
      non-guaranteed obligations of agencies and authorities
      and their political subdivisions
   Public utilities                                                     57,854       5,328            --        63,182
   Industrial and miscellaneous                                        960,000       1,423       562,786       398,637
                                                                   -----------    --------    ----------   -----------
      TOTAL BONDS, AS OF DECEMBER 31, 2008                         $12,882,016    $252,552    $1,084,348   $12,050,220
                                                                   ===========    ========    ==========   ===========

The amortized cost and market values of bonds at December 31, 2009, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                          AMORTIZED
                                             COST      MARKET VALUE
                                         -----------   ------------
Due in one year or less                  $    18,870   $     19,220
Due after one year through five years        865,071        910,458
Due after five years through ten years     2,098,423      2,205,796
Due after ten years                        9,006,655      9,373,746
Structured securities                        590,004        410,544
                                         -----------    -----------
   Total bonds                           $12,579,023    $12,919,764
                                         ===========    ===========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

Proceeds from sales and gross realized gain and gross realized losses were as follows:

FOR THE YEARS ENDED DECEMBER 31,             2009                      2008                      2007
--------------------------------   -----------------------   -----------------------   -----------------------
                                                  EQUITY                    EQUITY                    EQUITY
                                      BONDS     SECURITIES      BONDS     SECURITIES      BONDS     SECURITIES
                                   ----------   ----------   ----------   ----------   ----------   ----------
Proceeds from sales                $2,429,677   $3,160,576   $2,895,171   $1,369,718   $4,680,678    $245,854
Gross realized gains                   40,059    1,945,047       26,312      274,555        1,071      33,315
Gross realized losses                  51,351      283,808       58,949       48,111       40,525       9,273

The cost or amortized cost and market values of the Company's common and preferred stocks, as of December 31, 2009 and 2008, are set forth in the table below:

                                                  DECEMBER 31, 2009
                    -----------------------------------------------------------------------------
                      COST OR       GROSS       GROSS
                     AMORTIZED   UNREALIZED   UNREALIZED     MARKET     NON-ADMITTED    CARRYING
                       COST         GAINS       LOSSES        VALUE         ASSET        VALUE
                    ----------   ----------   ----------   ----------   ------------   ----------
Common stocks:
--------------
   Affiliated       $1,911,719   $5,005,334     $67,969    $6,849,084      $   --      $6,849,084
   Non-affiliated      135,520        6,638       3,849       138,309       2,690         135,619
                    ----------   ----------     -------    ----------      ------      ----------
      TOTAL         $2,047,239   $5,011,972     $71,818    $6,987,393      $2,690      $6,984,703
                    ==========   ==========     =======    ==========      ======      ==========
Preferred stocks:
-----------------
   Non-affiliated   $      939   $      600     $    72    $    1,468      $   --      $      868
                    ----------   ----------     -------    ----------      ------      ----------
      TOTAL         $      939   $      600     $    72    $    1,468      $   --      $      868
                    ==========   ==========     =======    ==========      ======      ==========

                                                  DECEMBER 31, 2008
                    -----------------------------------------------------------------------------
                      COST OR      GROSS        GROSS
                     AMORTIZED   UNREALIZED   UNREALIZED     MARKET     NON-ADMITTED     CARRYING
                       COST        GAINS        LOSSES       VALUE          ASSET         VALUE
                    ----------   ----------   ----------   ----------   ------------   ----------
Common stocks:
--------------
   Affiliated       $3,087,473   $5,870,599    $295,440    $8,662,632       $   --     $8,662,632
   Non-affiliated      223,540       32,117      10,875       244,782        2,967        241,815
                    ----------   ----------    --------    ----------       ------     ----------
      TOTAL         $3,311,013   $5,902,716    $306,315    $8,907,414       $2,967     $8,904,447
                    ==========   ==========    ========    ==========       ======     ==========
Preferred stocks:
-----------------
   Affiliated       $2,000,000   $       --    $     --    $2,000,000       $   --     $2,000,000
   Non-affiliated       27,448          102       4,700        22,850           --         22,748
                    ----------   ----------    --------    ----------       ------     ----------
      TOTAL         $2,027,448   $      102    $  4,700    $2,022,850       $   --     $2,022,748
                    ==========   ==========    ========    ==========       ======     ==========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The fair market value together with the aging of the gross pre-tax unrealized losses with respect to the Company's bonds and stocks as of December 31, 2009 and 2008 is set forth in the table below:


                                            12 MONTHS OR LESS      GREATER THAN 12 MONTHS           TOTAL
                                         -----------------------   ----------------------   -----------------------
                                            FAIR      UNREALIZED      FAIR     UNREALIZED      FAIR      UNREALIZED
DESCRIPTION OF SECURITIES                   VALUE       LOSSES        VALUE      LOSSES        VALUE       LOSSES
-------------------------                ----------   ----------    --------   ----------   ----------   ----------
As of December 31, 2009:
------------------------
   U. S. governments                     $   12,137    $      7     $     --    $     --    $   12,137    $      7
   All other governments                     38,779         165           --          --        38,779         165
   States, territories and possessions      111,175       1,609       34,974       2,320       146,149       3,929
   Political subdivisions of states,        181,277       4,060       38,357       9,761       219,634      13,821
      territories and possessions
   Special revenue                          517,527       5,929      418,037      27,863       935,564      33,792
   Industrial and miscellaneous             350,894     177,100       12,078       4,469       362,972     181,569
                                         ----------    --------     --------    --------    ----------    --------
   TOTAL BONDS                            1,211,789     188,870      503,446      44,413     1,715,235     233,283
                                         ----------    --------     --------    --------    ----------    --------
   Affiliated                                     0          --       65,380      67,969        65,380      67,969
   Non-affiliated                             8,150         577        7,088       3,272        15,238       3,849
                                         ----------    --------     --------    --------    ----------    --------
   Total common stocks                        8,150         577       72,468      71,241        80,618      71,818
                                         ----------    --------     --------    --------    ----------    --------
   Preferred stock                                1          72           --          --             1          72
                                         ----------    --------     --------    --------    ----------    --------
   TOTAL STOCKS                               8,151         649       72,468      71,241        80,619      71,890
                                         ----------    --------     --------    --------    ----------    --------
   TOTAL BONDS AND STOCKS                $1,219,940    $189,519      575,914    $115,653    $1,795,854    $305,173
                                         ==========    ========     ========    ========    ==========    ========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

                                            12 MONTHS OR LESS      GREATER THAN 12 MONTHS           TOTAL
                                         -----------------------   ----------------------   -----------------------
                                            FAIR      UNREALIZED      FAIR     UNREALIZED      FAIR      UNREALIZED
DESCRIPTION OF SECURITIES                   VALUE       LOSSES        VALUE      LOSSES        VALUE       LOSSES
-------------------------                ----------   ----------    --------   ----------   ----------   ----------
As of December 31, 2008:
------------------------
   All other governments                 $  115,861    $     79     $       --  $     --    $  115,861   $       79
   States, territories and possessions      696,184      32,589         77,150     6,261       773,334       38,850
   Political subdivisions of states,      1,054,553      58,867        225,237    27,773     1,279,790       86,640
      territories and possessions
   Special revenue                        3,446,206     223,839        814,612   172,154     4,260,818      395,993
   Industrial and miscellaneous              69,890      90,877        189,598   471,909       259,488      562,786
                                         ----------    --------     ----------  --------    ----------   ----------
   TOTAL BONDS                            5,382,694     406,251      1,306,597   678,097     6,689,291    1,084,348
                                         ----------    --------     ----------  --------    ----------   ----------
   Affiliated                                28,297      12,703        314,955   282,737       343,252      295,440
   Non-affiliated                            54,696      10,813            543        62        55,239       10,875
                                         ----------    --------     ----------  --------    ----------   ----------
   Total common stocks                       82,993      23,516        315,498   282,799       398,491      306,315
                                         ----------    --------     ----------  --------    ----------   ----------
   Preferred stock                           20,351       4,700             --        --        20,351        4,700
                                         ----------    --------     ----------  --------    ----------   ----------
   TOTAL STOCKS                             103,344      28,216        315,498   282,799       418,842      311,015
                                         ----------    --------     ----------  --------    ----------   ----------
   TOTAL BONDS AND STOCKS                $5,486,038    $434,467     $1,622,095  $960,896    $7,108,133   $1,395,363
                                         ==========    ========     ==========  ========    ==========   ==========

As of December 31, 2009, the Company does not intend to sell these securities.

The Company reported write-downs on its bond investments due to OTTI in fair value of $220,241, $2,409 and $5,664 in 2009, 2008 and 2007, respectively, and reported write-downs on its common and preferred stock investments due to OTTI in fair value of $17,661, $32,165 and $10,659 during 2009, 2008 and 2007, respectively.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

During 2009, 2008 and 2007, the Company reported the following write-downs on its joint ventures and partnership investments due to OTTI in fair value:

FOR THE YEARS ENDED DECEMBER 31,                            2009       2008      2007
-------------------------------------------------------   --------   -------   -------
AIG French  Prop FD (Eur)                                 $  3,925   $    --   $    --
Apollo IV LP                                                 1,546        --        --
AQR Global Asset Allocation Institutional Fund III L.P.         --     2,172        --
Blackstone Distressed Securities Fund L.P.                  20,622        --        --
Blackstone Firestone                                        66,300        --        --
Blackstone III                                               2,664        --        --
Blackstone Kalix Fund L.P.                                   7,876        --        --
Blackstone Real Estate Partners III, L.P.                    2,506        --        --
Brep III L.P.                                                   --     7,582        --
Capvest Equity Partners, L.P.                               25,070        --        --
Century Park Capital Partners II, L.P.                       1,749        --        --
Cisa NPL                                                    10,408        --        --
Copper River Partners, L.P. (fka: Rocker Partners)           8,652        --        --
DLJ Merchant Banking Partners                                   --        --     3,454
Exponent Private Equity Partners, LP                            --        --     1,990
Fenway Fund II                                                  --     1,610        --
Fenway Partners                                                 --     1,049        --
Greenwich Street Capital Partners, L.P.                      1,537        --        --
Greystone Capital Partners I, L.P.                           2,517        --        --
KKR Europeam Fund II, LP                                    23,442        --        --
Marlwood                                                        --     3,000        --
Matlin Patterson Global Opportunities Partners                  --     3,361        --
Midocean Partners III                                        2,185        --        --
North Castle II                                                 --        --     4,162
Peake Joint Venture                                             --        --     2,773
Thayer Equity III                                               --     1,381        --
The Second Cinven Fund                                       1,352        --        --
Warburg Equity LP                                               --        --     1,656
Warburg Pincus Equity Partners                                  --     2,547        --
21st Century LP                                                 --        --     1,030
Items less than $1.0 million                                 9,665     5,616     5,616
                                                          --------   -------   -------
   TOTAL                                                  $192,016   $28,318   $20,681
                                                          ========   =======   =======

Securities carried at an amortized cost of $3,327,013 and $2,482,149 were deposited with regulatory authorities as required by law as of December 31, 2009 and 2008, respectively.

During 2009, 2008 and 2007, included in Net Investment Income Earned were investment expenses of $9,235, $7,027 and $8,689, respectively, and interest expense of $9,292, $27,193 and $116,601, respectively.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

In September 2006, the FASB issued an accounting standard that defined fair value, established a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but did not change existing guidance about whether an asset or liability is carried at fair value. The Company adopted the standard on January 1, 2008. The Company measures at fair value on a recurring basis certain bonds (specifically, bonds with NAIC ratings of 3 or lower where market is less than amortized cost), common and preferred stocks.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

Fair Value Hierarchy

The standard defines three "levels" based on observability of inputs available in the marketplace used to measure the fair values. Such levels are:

     . Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities.

     . Level 2: Fair value measurements, based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable at commonly quoted intervals.

     . Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability.

Bonds, Common Stocks, Preferred Stocks

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company uses market values for common stocks, preferred stocks and bonds with NAIC ratings of 3 or below where market value is less than amortized cost. When market values are not available, market values are obtained from third party pricing sources.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The following table presents information about financial instruments carried at fair value on a recurring basis and indicates the level of the fair value measurement on the levels of the inputs used:

                         DECEMBER 31, 2009
                   ----------------------------
                   Level 1   Level 2    Level 3     Total
                   -------   -------   --------   --------
Bonds              $    --     $819    $ 91,515   $ 92,334
Common stocks       60,809       --      77,500    138,309
Preferred stocks        --        1          --          1
                   -------     ----    --------   --------
Total              $60,809     $820    $169,015   $230,644
                   =======     ====    ========   ========

                          DECEMBER 31, 2008
                   ------------------------------
                   Level 1   Level 2     Level 3       Total
                   -------   -------   ----------   ----------
Bonds              $    --   $ 1,557   $  120,230   $  121,787
Common stocks       88,130    39,618      114,067      241,815
Preferred stocks        --    21,221    2,000,661    2,021,882
                   -------   -------   ----------   ----------
Total              $88,130   $62,396   $2,234,958   $2,385,484
                   =======   =======   ==========   ==========

The following table presents changes during 2009 and 2008 in Level 3 financial instruments measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in income during 2009 and 2008 related to the Level 3 financial instruments that remained in the balance sheet at December 31, 2009 and 2008:

                                            Net Realized and
                                        Unrealized Gains (Losses)     Unrealized
                                       Included in Net Investment   Gains (Losses)   Purchases, Sales,                   Balance at
                   Balance Beginning       Income and Realized        Included in        Issuances,      Transfers In   December 31,
                        of Year          Capital Gains (Losses)         Surplus      Settlements, Net        (Out)          2009
                   -----------------   --------------------------   --------------   -----------------   ------------   ------------
Bonds                  $  120,230               $(174,462)              $76,770         $       779        $ 68,198        $ 91,515
Common stocks             114,067                      --                (4,131)                 --         (32,436)         77,500
Preferred stocks        2,000,661                    (589)                   --          (2,000,971)            899              --
                       ----------               ---------               -------         -----------        --------        --------
Total                  $2,234,958               $(175,051)              $72,639         $(2,000,192)       $ 36,661        $169,015
                       ==========               =========               =======         ===========        ========        ========

                                            Net Realized and
                                        Unrealized Gains (Losses)     Unrealized
                                       Included in Net Investment   Gains (Losses)   Purchases, Sales,                   Balance at
                   Balance Beginning       Income and Realized        Included in        Issuances,      Transfers In   December 31,
                        of Year          Capital Gains (Losses)         Surplus      Settlements, Net        (Out)          2008
                   -----------------   --------------------------   --------------   -----------------   ------------   ------------
Bonds                  $  116,959                $  344                $(66,583)         $(12,993)         $ 82,503      $  120,230
Common stocks              74,796                    --                     (44)               --            39,315         114,067
Preferred stocks        2,011,218                 5,798                      --           (16,045)             (310)      2,000,661
                       ----------                ------                --------          --------          --------      ----------
Total                  $2,202,974                $6,142                $(66,627)         $(29,038)         $121,508      $2,234,958
                       ==========                ======                ========          ========          ========      ==========

Other invested assets

The Company initially estimates the fair value of investments in joint ventures and limited partnerships (predominately private limited partnerships and certain hedge funds) by reference to transaction price. Subsequently, the Company obtains the fair value of these investments generally from net asset value information provided by the general partner or

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

manager of the investments, the financial statements of which are audited annually. The Company considers observable market data and performs diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

The Company also measures the fair value of certain assets such as joint ventures and limited partnerships included in other invested assets on a non-recurring basis when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Assets measured at fair value on a non-recurring basis on which impairment charges were recorded were as follows:

                                  DECEMBER 31, 2009
                        -------------------------------------
                        Level 1    Level 2   Level 3    Total
                        -------   --------   -------   ------
Other invested assets     $--        $--      $6,819   $6,819
                          ---        ---      ------   ------
Total                     $--        $--      $6,819   $6,819
                          ===        ===      ======   ======

                                  DECEMBER 31, 2008
                        --------------------------------------
                        Level 1    Level 2   Level 3    Total
                        -------   --------   -------   -------
Other invested assets     $--        $--     $17,651   $17,651
                          ---        ---     -------   -------
Total                     $--        $--     $17,651   $17,651
                          ===        ===     =======   =======

Loan-Backed and Structured Securities:

At December 31, 2009, the Company had no loan-backed and structured securities with the intent to sell or that the company does not have the intent or ability to hold to recovery.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

At December 31, 2009, the Company held the following loan-backed and structured securities for which it had recognized credit-related OTTI after adoption of SSAP 43R:

                Book/Adj
             Carrying Value
             Amortized cost
             before current  Projected Cash  Recognized  Amortized Cost
  Cusip        period OTTI        Flows         OTTI       after OTTI    Fair Value
-----------------------------------------------------------------------------------
126694A40       $  1,268        $  1,244      $    25       $  1,244      $  1,085
23243AAB2         66,020          64,970        1,051         64,970        47,880
23244JAC0         32,633          32,582           50         32,582        24,541
251510LD3         48,232          47,472          759         47,472        25,647
39538AAC0         26,039          25,683          357         25,683        14,094
39538AAG1         31,640          29,987        1,654         29,987         6,512
39538BAB0         26,529          26,108          422         26,108        13,869
39538BAE4         32,087          30,860        1,227         30,860         8,298
39538CAC6         26,304          25,997          307         25,997         9,081
39538CAE2         35,171          21,145       14,026         21,145         8,845
39539HAC4         25,435          25,243          191         25,243        16,828
45254NQX8         17,922          17,111          811         17,111        11,273
525221JH1         18,465          18,321          144         18,321        12,006
52522RAB6         43,336          42,598          738         42,598        36,688
52525LAQ3         46,479          39,508        6,971         39,508        25,169
57645TAA5         60,288          59,367          920         59,367        32,838
61748JAD9          9,844           9,644          199          9,644         6,072
                --------        --------      -------       --------      --------
Grand total     $547,692        $517,840      $29,852       $517,840      $300,726
                ========        ========      =======       ========      ========

The Company recognized total OTTI of $354,210 for loan-backed and structured securities currently held by the Company at December 31, 2009.

At December 31, 2009, the Company held securities with unrealized losses (fair value is less than cost or amortized cost) for which OTTI had not been recognized in earnings as a realized loss. Such unrealized losses include securities with a recognized OTTI for non interest (credit) related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

                                             12 Months or            Greater than
                                                 Less                  12 Months                Total
                                        ----------------------  ----------------------  ----------------------
                                                    Unrealized              Unrealized              Unrealized
Description of Securities               Fair Value    Losses    Fair Value    Losses    Fair Value    Losses
-------------------------------------   ----------  ----------  ----------  ----------  ----------  ----------
Loan-backed  Securities                  $289,639    $176,581     $10,029     $4,463     $299,668    $181,044
                                         --------    --------     -------     ------     --------    --------
Total temporarily impaired securities    $289,639    $176,581     $10,029     $4,463     $299,668    $181,044
                                         ========    ========     =======     ======     ========    ========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

In its OTTI, the Company considers all information relevant to the collectibility of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company also considers its cash and working capital requirements and generally considers expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

On January 30, 2009, the Company acquired junior and senior notes of $235,000 and $1,562,000 respectively from Fieldstone Securitization I LLC, a wholly-owned subsidiary of LSP Holdings LLC. LSP Holdings LLC is an affiliate of the Company and a wholly-owned subsidiary of Chartis U.S. The Company does not have a controlling interest in Fieldstone Securitization I LLC. The junior and senior notes, are classified as bonds, have a maturity date of January 23, 2039 and have stated interest rates of 8.50% and 5.85%, respectively and have been rated by A.M Best. The Commissioner has approved that the notes be characterized as non-affiliate debt investments for financial reporting purposes. In connection with the issuance of the notes, AIG LS Holdings LLC, a wholly-owned subsidiary of LSP Holdings LLC, used a portion of the proceeds to repay $401,396 to the Company in connection with an existing liquidity facility between the two parties.

On February 12, 2010, the Company acquired junior and senior notes of $210,000 and $474,000 respectively from Fieldstone Securitization II LLC. Please refer to the subsequent events disclosure for additional details.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

NOTE 4 - RESERVES FOR LOSSES AND LAE
------------------------------------

A reconciliation of the Company's reserves for losses and LAE as of December 31, 2009, 2008 and 2007 is set forth in the table below:

                                                      2009           2008           2007
                                                  -----------    -----------    -----------
RESERVES FOR LOSSES AND LAE, END OF PRIOR YEAR    $13,354,448    $13,852,252    $12,901,979
Incurred losses and LAE related to:
   Current accident year                            4,412,647      5,536,365      5,280,665
   Prior accident years                             1,115,434        137,636         51,911
                                                  -----------    -----------    -----------
      TOTAL INCURRED LOSSES AND LAE                 5,528,081      5,674,001      5,332,576
                                                  -----------    -----------    -----------
Paid losses and LAE related to:
   Current accident year                           (1,360,823)    (1,679,345)    (1,426,309)
   Prior accident years                            (3,951,398)    (4,492,460)    (2,955,994)
                                                  -----------    -----------    -----------
      TOTAL PAID LOSSES AND LAE                    (5,312,221)    (6,171,805)    (4,382,303)
                                                  -----------    -----------    -----------
RESERVES FOR LOSSES AND LAE, AS OF DECEMBER 31,   $13,570,308    $13,354,448    $13,852,252
                                                  ===========    ===========    ===========

For 2009, the Company experienced significant adverse loss and LAE reserve development, including accretion of loss reserve discount. The adverse development was almost entirely attributable to the Excess Casualty and Excess Workers Compensation classes of business. The Company modified its loss development assumptions for each of these classes of business in 2009 in response to the higher then expected loss emergence. For 2008, the development was slightly favorable prior to accretion of the workers compensation discount, and slightly adverse after recognition of accretion of discount. Favorable development on Directors & Officers liability and other classes of business offset adverse development on the Company's Excess Casualty business. The adverse development on Excess Casualty was primarily related to accident years 2003 and prior.

In calendar year 2008, two transactions resulted in a significant increase in paid loss with a corresponding decrease in loss reserves. These transactions were the result of the Canadian Branch novation (see Note 5E) and the Foreign Operations restructuring (see Note 5E). The total calendar year paid losses as a result of these events were approximately $349,600 and $323,000 for the Canada novation and Foreign Operations restructuring, respectively. These payments are spread over multiple accident years and resulted in modest beneficial development of about $22,800. In addition, in 2008, the Company recorded paid losses of $114,000 relating to one credit excess of loss assumed treaty applicable to accident year 2008. There will be no additional impact from this treaty as the full limits of the treaty have been paid. Also, the 2009 paid losses and LAE reflect the commutation of the 21st Century Personal Auto Group. See Note 5E for further details.

In 2007, the development was also primarily related to the accretion of workers compensation discount. In addition to the accretion of discount, there was adverse development in 2007 related to accident years 2003 and prior, offset by favorable development from accident years 2004 through 2006. The favorable developments for accident year 2004 through 2006 were spread across many classes of business. The adverse developments from accident years 2003 and prior related primarily to the Company's excess casualty and primary workers compensation classes of business.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

As of December 31, 2009, 2008 and 2007, the Company's reserves for losses and LAE have been reduced by anticipated salvage and subrogation of $176,082, $188,634 and $211,061, respectively.

As of December 31, 2009, 2008 and 2007, the Company's reserves for losses and LAE have been reduced by credits for reinsurance recoverable of $5,508,465, $5,509,912 and $6,206,161, respectively (exclusive of inter-company pooling).

ASBESTOS AND ENVIRONMENTAL RESERVES
-----------------------------------

The Company continues to receive indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claim loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques. Environmental claim development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held. This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

The Company's environmental exposure arises from the sale of general liability, product liability or commercial multi-peril liability insurance, or by assumption of reinsurance within these lines of business.

The Company tries to estimate the full impact of the asbestos and environmental exposure by establishing full case basis reserves on all known losses and establishes bulk reserves for IBNR losses and LAE based on management's judgment after reviewing all the available loss, exposure, and other information.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The Company's asbestos and environmental related loss and LAE reserves (including case & IBNR reserves) for the years ended December 31, 2009, 2008 and 2007, gross and net of reinsurance credits, are as follows:

                                                      ASBESTOS LOSSES                     ENVIRONMENTAL LOSSES
                                           -------------------------------------    --------------------------------
                                              2009         2008          2007         2009        2008        2007
                                           ---------    ----------    ----------    --------    --------    --------
Direct:
Loss and LAE reserves, beginning of year   $ 955,576    $1,037,644    $1,159,145    $111,308    $144,753    $188,294
   Incurred losses and LAE                   185,330       103,898        36,688      (3,945)    (14,424)       (494)
   Calendar year paid losses and LAE        (200,776)     (185,966)     (158,189)    (13,893)    (19,021)    (43,047)
                                           ---------    ----------    ----------    --------    --------    --------
LOSS AND LAE RESERVES, END OF YEAR         $ 940,130    $  955,576    $1,037,644    $ 93,470    $111,308    $144,753
                                           =========    ==========    ==========    ========    ========    ========
Assumed:
Loss and LAE reserves, beginning of year   $  91,172    $   94,635    $  102,751    $  5,358    $  6,262    $  5,223
   Incurred losses and LAE                    (1,601)       13,277         5,447         905        (776)      1,463
   Calendar year paid losses and LAE           1,161       (16,740)      (13,563)       (200)       (128)       (424)
                                           ---------    ----------    ----------    --------    --------    --------
LOSS AND LAE RESERVES, END OF YEAR         $  90,732    $   91,172    $   94,635    $  6,063    $  5,358    $  6,262
                                           =========    ==========    ==========    ========    ========    ========
Net of reinsurance:
Loss and LAE reserves, beginning of year   $ 437,834    $  489,872    $  562,722    $ 60,851    $ 75,608    $ 97,333
   Incurred losses and LAE                    57,182        29,204        10,719       1,900          34       1,785
   Calendar year paid losses and LAE         (79,911)      (81,242)      (83,569)    (11,281)    (14,791)    (23,510)
                                           ---------    ----------    ----------    --------    --------    --------
LOSS AND LAE RESERVES, END OF YEAR         $ 415,105    $  437,834    $  489,872    $ 51,470    $ 60,851    $ 75,608
                                           =========    ==========    ==========    ========    ========    ========

The amount of ending reserves for Bulk and IBNR included in the table above for Asbestos and Environmental losses is as follows:

                                         ASBESTOS LOSSES             ENVIRONMENTAL LOSSES
                                 ------------------------------   ---------------------------
                                   2009       2008       2007       2009      2008      2007
                                 --------   --------   --------   -------   -------   -------
Direct basis                     $531,709   $553,517   $653,522   $30,707   $41,812   $59,210
Assumed reinsurance basis          44,255     39,647     47,441       549       102     1,257
Net of ceded reinsurance basis    234,033    251,965    331,405    14,852    20,141    27,383

The amount of ending reserves for LAE included in the table above for Asbestos and Environmental losses is as follows:


                                         ASBESTOS LOSSES             ENVIRONMENTAL LOSSES
                                 ------------------------------   ---------------------------
                                   2009       2008       2007       2009      2008      2007
                                 --------   --------   --------   -------   -------   -------
Direct basis                     $ 59,079   $ 61,469   $ 72,614   $13,160   $17,919   $25,376
Assumed reinsurance basis           7,398      7,520      6,935       173       115       370
Net of ceded reinsurance basis     28,484     31,111     36,486     6,302     8,703    11,567

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     Management believes that the reserves carried for the asbestos and environmental claims at December 31, 2009 are adequate as they are based on known facts and current law. AIG continues to receive claims asserting injuries from toxic waste, hazardous substances, and other environmental pollutants and alleged damages to cover the cleanup costs of hazardous waste dump sites (hereinafter collectively referred to as environmental claims) and indemnity claims asserting injuries from asbestos. Estimation of asbestos and environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques.

NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------

A.   NATIONAL UNION INTER-COMPANY POOLING AGREEMENT
     ----------------------------------------------

     The Company, as well as certain insurance affiliates, is party to an inter-company reinsurance pooling agreement. In accordance with the terms and conditions of this agreement, the member companies cede all direct and assumed business, except business from foreign branches (excluding Canada), to the Company (the lead pooling participant). In turn, each pooling participant receives from the Company their percentage share of the pooled business.

     The Company's share of the pool is 38.0%. Accordingly, premiums earned, losses and LAE incurred, and other underwriting expenses, as well as related assets and liabilities, in the accompanying financial statements emanate from the Company's percentage participation in the pool.

     A list of all pooling participants and their respective participation percentages is set forth in Note 1.

     Effective January 1, 2008 AIU Insurance Company's (AIUI) percentage in the Commercial Pool was reduced from 1% to 0% and C&I's participation was revised retroactively to 11% from 10%. Cessions from AIUI to the Commercial Pool will be run off. AIUI was relieved of any and all corresponding liabilities related to its 1% participation.

B.   CHARTIS OVERSEAS ASSOCIATION POOLING ARRANGEMENT
     ------------------------------------------------

     AIG formed the Association; a Bermuda unincorporated association, in 1976, as the pooling mechanism for AIG's international general insurance operations. In exchange for membership in the Association at the assigned participation, the members contributed capital in the form of cash and other assets, including rights to future business written by international operations owned by the members. The legal ownership and insurance licenses of these international branches remain in the name of New Hampshire, National Union, and the Company. On annual basis the Association files audited financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of New York.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     At the time of forming the Association, the member companies entered into an open-ended reinsurance agreement, cancelable with six months written notice by any member. The reinsurance agreement governs the insurance business pooled in the Association. The initial participation established was subsequently amended for profits and losses for each year derived from reinsurance of risks situated in Japan (excluding certain Japanese situs risks. The participation for Japanese and non-Japanese business underwritten via the Association is set forth in the table below:

                                                                                 INITIAL
                                                                              PARTICIPATION    PARTICIPATION PERCENT
MEMBER COMPANY                                                NAIC CO. CODE      PERCENT      SPECIFIC TO JAPAN RISK
-----------------------------------------------------------   -------------   -------------   ----------------------
Chartis Overseas Limited                                             --           67.0%                85.0%
Commercial Pool member companies, as follows:                        --           33.0%                15.0%
   New Hampshire Insurance Company                                23841           12.0%                10.0%
   National Union Fire Insurance Company of Pittsburgh, Pa.       19445           11.0%                 5.0%
   American Home Assurance Company                                19380           10.0%                 0.0%

     In accordance with the National Union inter-company pooling agreement, the Commercial Pool member companies' participation in the Association is pooled among all Commercial Pool members proportional to their participation in the Commercial Pool. The Company's participation in the Association after the application of its participation in the National Union inter-company pooling agreement has been presented in the accompanying financial statements as follows:

AS OF DECEMBER 31,                                   2009         2008
-----------------------------------------------   ---------    ---------
Assumed reinsurance receivable                    $  24,062    $  38,842
Funds held by ceding reinsurers                       8,660        7,200
Reinsurance recoverable                              36,773       28,459
Equities in underwriting pools and associations     613,296      718,937
                                                  ---------    ---------
TOTAL ASSETS                                      $ 682,791    $ 793,438
                                                  ---------    ---------
Loss and LAE reserves                               519,157      579,040
Unearned premium reserves                           237,124      254,319
Funds held                                           15,330       15,867
Ceded balances payable                               64,825       79,212
Retroactive reinsurance                                (140)        (140)
Assumed reinsurance payable                          10,963       26,888
                                                  ---------    ---------
TOTAL LIABILITIES                                 $ 847,259    $ 955,186
                                                  ---------    ---------
TOTAL SURPLUS                                     $(164,468)   $(161,748)
                                                  =========    =========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     As of December 31, 2009, the Association reported an asset of $2.3 billion representing the value of subsidiaries and affiliated entities ("SCAs"). As of December 31, 2009, Chartis Europe S.A. represented $1.9 billion and Chartis UK Holdings represented $338 million of this total SCA asset, respectively.

     The Company's interest in the SCAs reported by the Association is consistent with its participation in the Association and the National Union inter-company pooling agreement and was $290 million as of December 31, 2009, which has been reported by the Company as a component Equities in Underwriting Pools and Associations.

C.   GUARANTEE ARRANGEMENTS

     The Company has issued guarantees whereby the Company unconditionally and irrevocably guarantees all present and future obligations and liabilities of any kind arising from the policies of insurance issued by the guaranteed companies. The Company would be required to perform under the guarantee agreements in events or circumstances (including bankruptcy, reorganization and similar proceedings) whereby the guaranteed companies fail to make payments under the policies of insurance (including guaranteed investment contracts and funding agreements) they have issued. The guarantees will remain in effect until terminated by the Company. The Company has the unilateral right to terminate the guarantees effective thirty (30) days after publication of a notice to terminate in the Wall Street Journal.

     The guarantees are not expected to have a material effect upon the Company's surplus. The Company believes that the likelihood of a payment under any of the guarantees is remote. These guarantees are provided to maintain the guaranteed company's rating status issued by certain rating agencies. In the event of termination of a guarantee, obligations in effect or contracted for on the date of termination would remain covered until extinguished.

     The Company is party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the place and stead of the Company.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The guarantees that were in effect as of December 31, 2009 are included in the table below:

                                                           Date       Date      Policyholder   Invested    Estimated  Policyholders'
Guaranteed Company                                        Issued   Terminated  Obligations @   Assets @       Loss       Surplus
--------------------------------------------------       --------  ----------  -------------  -----------  ---------  --------------
AHICO First American-Hungarian Insurance Company     **   9/15/98     1/30/09   $   172,298   $   227,663     $--      $   52,625
AIG Global Trade and Political Risk Insurance
   Company                                                11/5/97    11/30/07            --       250,322      --         139,235
AIG Polska Towarzystwo Ubezpiecen S.A.               **   9/15/98     1/30/09         4,070         7,395      --          29,367
AIG Romania Insurance Company, S.A.                  **  12/23/98                    49,510            --      --              --
AIG Slovakia Insurance Company A.S.                  **  12/23/98     1/30/09            99            --      --              --
American General Life Insurance Company of
   Delaware (f/k/a AIG Life Insurance Company)            7/13/98    12/29/06     8,440,153     9,445,065      --         449,900
American International Assurance Co (Bermuda) Ltd.   **   8/23/99     1/31/08    21,539,522     1,825,127      --       1,945,197
American International Life Assurance Company of
   New York                                               7/13/98     4/30/10     5,906,818     6,366,496      --         520,401
Audubon Insurance Company                                 11/5/97                    23,025        55,763      --          51,074
Chartis Excess Limited (f/k/a AIG Excess Liability
   Insurance International Ltd.)                          5/28/98                 2,553,456       709,346      --         330,246
Chartis Insurance Company - Puerto Rico (f/k/a
   American International Insurance Company of
   Puerto Rico)                                           11/5/97    12/31/09       208,417       192,219      --         154,714
Chartis Insurance Ireland Limited (f/k/a AIG
   Europe (Ireland) Ltd.)                            **  12/15/97                   862,648       469,998      --         245,871
Chartis Select Insurance Company (f/k/a AIG Excess
   Liability Insurance Company Ltd.)                 **   7/29/98                   559,077     3,884,267      --       1,726,293
Chartis Ukraine Insurance Company (f/k/a AIG
   Ukraine)                                          **   10/1/00                     8,732            --      --           5,478
CJSC (f/k/a AIG Russia Insurance Company ZAO)        **   9/15/98     1/30/09       176,017       359,704      --         107,620
First American Czech Insurance Company, A.S.         **   9/15/98     1/30/09       524,861       666,269      --         118,680
La Meridional Compania Argentina de Seguros S.A      **    1/6/98                   235,655        55,855      --          26,952
Landmark Insurance Company                                 3/2/98                    90,437       415,254      --         170,635
New Hampshire Indemnity Company, Inc.               ***  12/15/97     8/31/09        54,946       147,378      --         160,259
                                                                                -----------   -----------     ---      ----------
 TOTAL                                                                          $41,409,741   $25,078,121     $--      $6,234,547
                                                                                ===========   ===========     ===      ==========

*    The guaranteed company is also backed by a support agreement issued by AIG.

**   Policyholders' surplus is based on local GAAP financial statements.

*** Formerly part of AIG's U.S. Personal Auto Group, sold on July 1, 2009 to Farmers Group, Inc., a subsidiary of Zurich Financial Services Group
     (ZFSG). As part of the sale, ZFSG issued a hold harmless agreement to the Company with respect to the Company's obligations under this guarantee.

@ Policyholder's Obligations and Invested Assets includes separate account liabilities and separate account assets, respectively.

The Company does not believe that the events of AIG discussed in Notes 13 and 14 will increase the likelihood that the guarantees will be materially impacted.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

C.   INVESTMENTS IN AFFILIATES

     As of December 31, 2009 and 2008, the Company's preferred and common stock investments with its affiliates together with the related change in unrealized appreciation, net of $2,690 and $0 of non-admitted balances, respectively, were as follows:

                                                                  AFFILIATE     ACTUAL
                                                                  OWNERSHIP      COST      CARRYING VALUE AT   CHANGE IN CARRYING
AFFILIATED INVESTMENT                                              PERCENT       2009      DECEMBER 31, 2009       VALUE 2009
---------------------------------------------------------         ---------   ----------   -----------------   ------------------
Preferred stocks:
AIG Capital Corporation                                     (c)       0.0%            --               --          (2,000,000)
                                                                              ----------       ----------         -----------
   TOTAL PREFERRED STOCKS - AFFILIATES                                                --               --          (2,000,000)
                                                                              ----------       ----------         -----------
Common stocks:
21st Century Insurance Group                                (a)       0.0%            --               --            (231,483)
Chartis Claims, Inc. (formerly AIG Domestic Claims, Inc.)           100.0%       118,000           55,461             (18,469)
AIG Lodging Opportunities, Inc.                                     100.0%         3,234            1,423                  326
American International Insurance Co.                        (a)     21.0%            --               --             (78,478)
American International Realty, Inc.                                  22.0%         9,911           14,457             (20,969)
Chartis Specialty Insurance Company (formerly American
International Specialty Lines Insurance Company)                     70.0%       154,297          487,974             (20,363)
Eastgreen, Inc.                                                       9.7%         8,976            6,959                 (25)
International Lease Finance Corporation (ILFC)              (b)       0.0%            --               --          (2,406,928)
Lexington Insurance Company                                          70.0%       363,046        3,631,135              647,187
Mt. Mansfield Co. Inc.                                              100.0%        50,433           50,433               50,433
National Union Fire Ins. Company of La.                             100.0%         2,500            7,394                  236
National Union Fire Ins. Company of Vt.                             100.0%        41,000           60,965               32,668
Pine Street Real Estate Holding Corp.                                22.1%         3,139            1,537                   76
AIG Excess Liability Insurance Company Ltd.                         100.0%       435,454        1,726,293              288,378
Spruce Peak Realty LLC                                      (d)       1.0%           224              224                  224
United Guaranty Corporation                                          45.9%       721,505          804,829             (56,361)
                                                                              ----------       ----------         -----------
   TOTAL COMMON STOCKS - AFFILIATES                                            1,911,719        6,849,084          (1,813,548)
                                                                              ----------       ----------         -----------
TOTAL COMMON AND PREFERRED STOCK  - AFFILIATES                                $1,911,719       $6,849,084         $(3,813,548)
                                                                              ==========       ==========         ===========

(a) As referenced in Note 5E, the Company sold its ownership in 21st Century to Farmers Group Inc.

(b) As referenced in Note 5E, the Company sold its ownership of ILFC to AIG Capital Corporation.

(c) As referenced in Note 14, the Company redeemed its investment in AIG Capital Corporation.

(d) Spruce Peak Realty LLC is 99% owned by Mt. Mansfield Co. Inc., which is also an affiliate and 100% owned by the Company. The remaining 1% of Spruce Peak Realty LLC is owned by the Company.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 and 2007
                                 (000'S OMITTED)

                                                                                    CARRYING
                                                         AFFILIATE     ACTUAL       VALUE AT     CHANGE IN
                                                         OWNERSHIP      COST      DECEMBER 31,    CARRYING
AFFILIATED INVESTMENT                                     PERCENT       2008          2008       VALUE 2008
------------------------------------------------         ---------   ----------   ------------   ----------
Preferred stocks:
Everest Broadband Inc                                       0.0%     $       --    $        --   $ (10,247)
AIG Capital Corporation                            (c)    100.0%      2,000,000      2,000,000          --
                                                          -----      ----------    -----------   ---------
   TOTAL PREFERRED STOCKS - AFFILIATES                                2,000,000      2,000,000     (10,247)
                                                                     ----------    -----------   ---------
Common stocks:
21st Century Insurance Group                               32.0%        464,344        231,483      19,526
AIG Domestic Claims                                       100.0%        118,000         73,930         295
AIG Lodging Opportunities, Inc.                           100.0%          3,234          1,097       1,097
AIU Insurance Company                                       0.0%             --             --    (446,078)
American International Insurance Co.                       21.0%         76,283         78,478      78,478
American International Realty, Inc.                        22.0%         26,456         35,426          80
Chartis Specialty Insurance Company (formerly
American International Specialty Lines Insurance
   Company)                                                70.0%        154,297        508,337      58,265
Eastgreen, Inc.                                             9.7%          8,975          6,984         (20)
International Lease Finance Corporation                    32.8%        795,122      2,406,928     203,191
Lexington Insurance Company                                70.0%        363,046      2,983,948    (201,773)
National Union Fire Ins. Company of La.                   100.0%          2,501          7,158       1,066
National Union Fire Ins. Company of Vt.                   100.0%         41,000         28,297      (3,147)
Pine Street Real Estate Holding Corp.                      22.1%          3,139          1,461       1,461
AIG Excess Liability Insurance Company Ltd.               100.0%        435,454      1,437,915     189,839
United Guaranty Corporation                                45.9%        595,622        861,190     406,634
                                                                     ----------    -----------   ---------
   TOTAL COMMON STOCKS - AFFILIATES                                   3,087,473      8,662,632     308,914
                                                                     ----------    -----------   ---------
TOTAL COMMON AND PREFERRED STOCK - AFFILIATES                        $5,087,473    $10,662,632   $ 298,667
                                                                     ==========    ===========   =========

     The remaining equity interest in these investments is owned by other affiliated companies, which are wholly-owned by the Ultimate Parent.

     Lexington Insurance Company's admitted assets, liabilities and capital and surplus as of December 31, 2009 and 2008 and net income for the years ended December 31, 2009 and 2008 are set forth below:

                                             2009          2008
                                         -----------   -----------
Total admitted assets                    $15,989,207   $15,323,228
Total liabilities                         10,801,871    11,060,446
Total capital and surplus                  5,187,336     4,262,783
Total liabilities, capital and surplus    15,989,207    15,323,228
Net income                                   629,642       208,534

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     On December 31, 2009, National Union acquired a 100% interest in Mt. Mansfield/Spruce Peak Realty. As part of this transaction, the Company established negative goodwill in the amount of $125,565. Additionally, as part of the transaction Chartis Inc. has commuted to pay a percentage of the positive cash flows Mt. Mansfield to the Ultimate Parent.

     The Company has ownership interests in certain affiliated real estate holding companies. From time to time, the Company may own investments in partnerships across various other AIG affiliated entities with a combined percentage greater than 10.0%. As of December 31, 2009 and 2008, the Company's total investments in partnerships with affiliated entities where AIG's interest was greater than 10.0% amounted to $842,176 and $941,485, respectively.

E.   RESTRUCTURING
     -------------

     DOMESTIC OPERATIONS
     -------------------

     The Company sold its 32.77% interest in the issued and outstanding common stock of International Lease Finance Corporation (ILFC) to AIG Capital Corporation, a wholly owned subsidiary of AIG. As a result of this transaction, the Company received cash equal to the statutory book value of its ILFC common stock and recorded a gain of $1,927,160. In accordance with the tax sharing agreement, the Company was reimbursed $952,593 and recorded such amount as additional paid in capital.

     Effective July 1, 2009, the 21st Century Personal Auto Group (PAG) was sold to Farmers Group, Inc. (FGI), a subsidiary of Zurich Financial Services Group for $1.9 billion. Of the $1.9 billion proceeds received by AIG member companies from the sale of the PAG entities to FGI, $0.2 billion was retained by Chartis U.S. Inc. as consideration for the PAG entities it owned and $1.7 billion was provided to the Chartis U.S. insurance entities. American International Insurance Company (AIIC) was the lead company in the Personal Lines Pool which was the mechanism for sharing the PAG and the Private Client Group (PCG) business underwritten among the Personal Lines Pool members. PCG business was underwritten directly by member companies of the Personal Lines Pool as well as the insurance entities of Chartis U.S. Inc. not subject to this sale ("Chartis U.S. Inc. companies"). The PCG business written by Chartis U.S. Inc. companies was ceded 100% to AIIC as the pool lead. The total of the PCG business assumed by AIIC, the PCG business underwritten directly by Personal Lines Pool members, as well as the PAG business retained by AIIC ("net business of the Personal Lines Pool") was then subject to a 50% quota share to National Union. The Commercial Pool members participated in this business assumed by the Company at their stated pool percentages.

     In connection with this sale, various reinsurance agreements between the PAG companies and the Chartis U.S. Inc. companies (including the Company) were partially or fully commuted as of June 30, 2009. The major transactions are summarized below:

          1. The quota share reinsurance agreement between the Company and AIIC under which AIIC ceded 50% of the net business of the Personal Lines Pool to the Company was commuted as of June 30, 2009.

          2. All liabilities relating to existing PCG business that was written on a direct basis by members of the Personal Lines Pool were transferred to the Company under the terms of the PCG Business Reinsurance and Administration Agreement, effective June 30, 2009.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

          3. All obligations and liabilities relating to the PCG business that was directly written and ceded by Chartis U.S. Inc. companies to AIIC under various quota share reinsurance agreements were commuted as of June 30, 2009.

     Following these transactions the Chartis U.S. Inc. companies settled all amounts due to AIIC in securities and cash totaling $871.9 million. The Company's share of this settlement was $329.9 million. The Chartis U.S. Inc. companies which owned 21st Century Insurance Group (a member company of PAG), recorded dividend income and a resulting intangible asset of approximately $527.5 million for the fair value of the PCG business, which was not subject to the PAG sale and was retained by the Chartis U.S. Inc. companies going forward. Additionally, capital contributions were received by the owners of 21st Century Insurance Group of $184.6 million from Chartis U.S. as part of the tax sharing agreement. The Company's share of these transactions was divided income of $154.8 million and a capital contribution of $54.2 million.

     Following the sale of the PAG entities, which included the Company's ownership in 21st Century Insurance Group and AIIC., the Company received $319.1 million of the $1.7 billion of proceeds received by the Chartis U.S. Inc. companies. As a result of these transactions involving the sale of these PAG entities, the Company recorded a pre-tax loss of $120.9 million.

     On June 30, 2008, AIUI paid a dividend representing its 25% ownership interest in AIIC to its owners, the Company, Chartis PC and the Insurance Company of the State of Pennsylvania (ISOP). The dividend paid to each of AIUI's owners was based on the proportionate ownership interest of AIUI by each company. As a result of this transaction, the Company recorded a dividend of $84,000 which valued AIIC as $76,283 and $7,707 of cash, while Chartis PC and ISOP each recorded their proportionate share. This transaction was designed to simplify the organization and provide an enhanced regulatory and legal platform.

     On various dates during 2008, the Company made additional investments in United Guaranty Corporation (UGC) totaling $497,789. The Company's ownership interest did not change.

     AMERICAN HOME CANADIAN BRANCH NOVATION
     --------------------------------------

     Effective November 1, 2008, the American Home Canadian Branch (the Branch) entered into an assumption reinsurance and asset purchase agreement with Chartis Insurance Company of Canada (formerly AIG Commercial Insurance Company of Canada) under which the existing and inforced policies of insurance issued by the Branch were novated to Chartis Insurance Company of Canada. Subsequent to the transfer, the Branch ceased operations and is in the process of being dissolved. The transaction has been accounted for at fair value in accordance with Statement of Statutory Accounting Principles
     (SSAP) No. 25, Accounting for and Disclosures About Transactions with Affiliates and Other Related Parties, as it qualifies as an "economic transaction". The fair value of the liabilities assumed by Chartis Insurance Company of Canada were approximately $2,146,053. In connection with Chartis Insurance Company of Canada's assumption of such liabilities, the Branch transferred assets at fair value equal to the obligations assumed by AIGCIC less a balance representing intangible assets of approximately $75,693 which has been deferred and will be amortized over a 10 year period by American Home Assurance Company. In addition, a total ceding commission equal to $39,655 as well as an underwriting gain of $38,228, both of which are subject to the pooling agreement in which the Company participates, were recognized as an immediate gain by the pool participants. The Company's total gain, including $15,069 representing its share of the ceding commission, was $29,596.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     In relation to and prior to this transaction, Chartis U.S. Inc. contributed capital to Chartis Insurance Company of Canada in the amount of approximately $964,000. Chartis U.S. Inc. obtained such funding via dividends paid by the following entities:

Company                                                    Dividend
--------------------------------------------------------   --------
National Union Fire Insurance Company of Pittsburgh, Pa.   $299,000
American Home Assurance Company                             170,000
Commerce and Industry Insurance Company                     103,000
Chartis Property Casualty Company                           103,000
The Insurance Company of the State of Pennsylvania          122,000
New Hampshire Insurance Company                             167,000

     During the fourth quarter of 2008 and subsequent to the transaction, the Branch repatriated its remaining net assets of $921,000 to American Home Assurance Company. American Home Assurance Company utilized $691,000 of this repatriated amount to pay a dividend to Chartis Insurance Company of Canada of $691,000. Subsequently, Chartis Insurance Company of Canada contributed such funds to the following entities in consideration for the dividends paid to originally fund the transaction:

                                                             Capital
Company                                                    Contribution
--------------------------------------------------------   ------------
National Union Fire Insurance Company of Pittsburgh, Pa.     $299,000
Chartis Property Casualty Company                             103,000
The Insurance Company of the State of Pennsylvania            122,000
New Hampshire Insurance Company                               167,000

     FOREIGN OPERATIONS RESTRUCTURING
     --------------------------------

     UK Restructure & Part VII
     -------------------------

     In 2007, the foreign property and casualty division of AIG announced the restructuring of its United Kingdom (UK) general insurance operations designed to simplify the organization, provide an enhanced regulatory and legal platform and improve transparency and efficiency. In December 2007, New Hampshire Insurance Company transferred substantially all of the business written by its United Kingdom branch (the UK Branch) to AIG UK Ltd., a UK affiliate formerly known as Landmark Insurance Company Limited. This transfer was accomplished pursuant to an application made to the High Court of Justice in England and Wales for an order under Part VII of the Financial Services and Markets Act 2000 of the UK. The results of the UK branch had been previously reported through the Company's participation in the Association. The Association reports on a fiscal year ending on November 30th. Although the Company's fiscal year ends on December 31st, the Company's annual financial statements have historically and consistently reported the results of its participation in the Association based on the Association's fiscal year close of November 30th. In order to achieve consistency in its financial reporting, the Company, with the permission of the New York and Pennsylvania Insurance Departments, recorded the effects of this transaction in its 2008 statutory financial statements.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     Amended Corporate Structure
     ---------------------------

     In 2007, to support the legal realignment of its UK operations, AIUO Ltd incorporated the intermediate holding companies AIG UK Holding Limited, AIG UK Financing Company Limited, and AIG UK Sub Holdings Limited. On November 26, 2007, AIUO Ltd transferred the shares of its wholly owned subsidiary, Landmark Insurance Company Ltd (Landmark) to AIU UK Holdings (UK Holdings) in return for share capital of UK Holdings. Landmark was then renamed AIG UK Ltd and its holding was cascaded down to AIG UK Financing Company Limited and on to AIG UK Sub Holding Company Limited in share for share exchanges on November 27 and 28, respectively. AIUO Ltd also transferred the shares in its wholly owned subsidiary, AIG Europe UK Limited to UK Holdings in exchange for the issuance of additional shares in UK Holdings. AIG Europe UK Limited was then renamed AIG UK Services Limited and its share holding was cascaded down through AIG UK Financing Company Limited, AIG UK Sub Holding Company Limited and on to AIG UK Limited. Two other affiliates of the Company, AIG Europe Ireland and American International Company Ltd made cash contributions to UK Holding in exchange for share capital of UK Holdings.

     Business Transfer
     -----------------

     On December 1, 2007, AIG transferred all of the business written by New Hampshire Insurance Company's UK Branch to AIG UK Ltd. This transaction was accomplished pursuant to an application made to the High Court of Justice in England and Wales for an order under Part VII of the Financial Services and Markets Act 2000 of the UK to transfer the aforementioned business (Part VII Transaction). Prior to the transfer, the business of the UK Branch was recorded by the Company through its participation in the Association. The Association business is reflected in various insurance accounts within the Company's Statement of Admitted Assets, Liabilities and Capital & Surplus and the Statement of Income. By transferring the existing rights and future rights of the UK business, the Association members transferred the value of the business, and unrealized translation balances, to AIG UK Ltd and shares of AIG UK Ltd stock were issued to the members of the Association for fair value of the business transferred. These shares were then transferred to UK Holdings in exchange for shares in UK Holdings. New Hampshire UK Aviation business was transferred by New Hampshire directly, for shares of AIG UK Ltd stock equal to the fair value of the Aviation business transferred. Additionally, as part of the transaction several intercompany reinsurance agreements (both commutations and new contracts) were executed involving other subsidiaries of AIG. The results of the New Hampshire UK Aviation business had been previously reported through the Company's participation in the Commercial Pool.

     During the 2008 year there were additional contributions to UK Holdings by the Association and AIUO Ltd. In aggregate, UK Holdings issued 21,448 common equity shares in exchange for all assets contributed, which included cash, intangibles and the value of the contributed entities and rights of the UK business.

     For US income tax purposes, the restructuring of the UK Branch qualified as a tax free reorganization. While generally tax free, certain intangible assets were recognized as taxable income upon transfer to AIG UK Ltd. pursuant to Internal Revenue Code section 367. Additionally, unrealized foreign currency gains and losses were realized upon the termination of the UK Branch. It is expected that foreign currency gains and losses offset each other for tax purposes resulting in an immaterial net number. The tax effects of the transaction reported in the Company's financial statements are disclosed below.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     Completion of the aforementioned business transfer, including the related reinsurance transactions, resulted in the following changes to the 2008 Company's financial statements:

                                               Investment
                                      P VII       in UK
                                    Transfer    Holdings      Total
                                   ---------   ----------   ---------
Participation in the Association   $(404,362)   $(15,464)   $(419,827)
Liabilities                          470,937          --      470,937
Underwriting income                   60,836          --       60,836
Other income                           3,993          --        3,993
Net income (pre-tax)                  92,535          --       92,535
Surplus (pre-tax)                     66,575     (15,464)      51,110

F.   OTHER RELATED PARTY TRANSACTIONS
     --------------------------------

     The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2009 and 2008 between the Company and any affiliated companies that exceeded half of one percent of the Company's admitted assets as of December 31, 2009 and 2008 and all capital contributions and dividends:

                                                                    ASSETS RECEIVED BY      ASSETS TRANSFERRED BY
                                                                       THE COMPANY               THE COMPANY
                                                                 -----------------------   -----------------------
  DATE OF         EXPLANATION OF                  NAME OF        STATEMENT                 STATEMENT
TRANSACTION        TRANSACTION                   AFFILIATE         VALUE     DESCRIPTION     VALUE     DESCRIPTION
-----------   ----------------------         -----------------   ---------   -----------   ---------   -----------
07/31/09             Dividend                Chartis U.S. Inc.    $     --       --         $537,000       Cash
07/01/09       Capital contribution    (a)   Chartis U.S. Inc.      54,190     In kind            --         --
12/31/09       Capital contribution    (c)   Chartis U.S. Inc.      70,711     In kind            --         --
09/30/09       Capital contribution    (b)   Chartis U.S. Inc.     952,593     In kind            --         --
Various        Capital contribution          Chartis U.S. Inc.       9,907     In kind            --         --
Various       Additional investments                UGC            125,884     In kind            --         --
Various         Sale of securities                 AHAC            585,381      Cash         594,895       Bond
Various         Sale of securities                  LEX            215,466      Cash         207,921       Bond

(a)  Related to sale of Personal Auto Group (PAG). See Note 5E.

(b)  Sale of ILFC. Refer to Note 5E

(c)  Capital contributions in lieu of tax sharing agreement

LEX: Lexington Insurance Company

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

                                                                       ASSETS RECEIVED BY      ASSETS TRANSFERRED BY
                                                                          THE COMPANY               THE COMPANY
                                                                    -----------------------   -----------------------
  DATE OF         EXPLANATION OF                     NAME OF        STATEMENT                 STATEMENT
TRANSACTION        TRANSACTION                      AFFILIATE         VALUE     DESCRIPTION     VALUE     DESCRIPTION
-----------   ----------------------            -----------------   ---------   -----------   ---------   -----------
03/31/08            Dividend                    Chartis U.S. Inc.    $     --       --         $275,000      Cash
06/30/08            Dividend           (a)(b)   Chartis U.S. Inc.          --       --          858,760     In kind
06/30/08            Dividend                    Chartis U.S. Inc.          --       --          250,000      Cash
06/30/08            Dividend             (b)           AIUI            84,000     In kind            --       --
09/30/08            Dividend             (a)    Chartis U.S. Inc.          --       --           54,465      Cash
11/03/08            Dividend             (a)    Chartis U.S. Inc.          --       --          299,000      Cash
Various             Dividend                           LEX            210,000       Cash             --       --
Various             Dividend                    AIG Cap Corp Pref     100,000       Cash             --       --
Various             Dividend                           AIUI           128,000       Cash             --       --
06/30/08      Capital contribution              Chartis U.S. Inc.      11,881     In kind            --       --
09/30/08      Capital contribution       (b)    Chartis U.S. Inc.     531,613     In kind            --       --
                                                                                   Cash &
12/31/08      Capital contribution       (c)    Chartis U.S. Inc.     299,000    securities          --       --
Various       Capital contribution       (d)    Chartis U.S. Inc.     416,916     In kind            --       --
Various       Capital contribution              Chartis U.S. Inc.      (3,449)    In kind
Various       Additional investment                     UGC           497,789    Investment     497,789      Cash

LEX: Lexington Insurance Company

(a)  Extraordinary dividend - Refer to Note 11

(b)  Transfer and reorganization of AIUI - Refer to Note 5E

(c) The transfer of AHAC Canadian branch to Chartis Insurance Company of country-regionplaceCanada - Refer to Note 5E

(d)  Capital contributions in lieu of tax sharing agreement - Refer to Note 9

In the ordinary course of business, the Company utilizes AIG Technology, Inc., PineBridge Investment LLC (PineBridge), and Chartis Claims, Inc. for data center systems, investment services, salvage and subrogation, and claims management, respectively. As of March 2010, PineBridge was sold to a third party. It will continue to manage a portion of the Company's investments. In connection with these services, the fees incurred by the Company to these affiliates during 2009, 2008 and 2007 are outlined in the table below:

FOR THE YEARS ENDED DECEMBER 31,                                    2009       2008       2007
----------------------------------------------------------------  --------   --------   --------
AIG Technology, Inc.                                              $ 30,323   $ 32,761   $ 30,148
PineBridge Investment LLC (formerly AIG Global Investment Corp.)     6,076      6,700      7,139
Chartis Claims, Inc. (formerly AIG Domestic Claims, Inc.)          270,160    268,146    257,540
                                                                  --------   --------   --------
   TOTAL                                                          $306,559   $307,607   $294,827
                                                                  ========   ========   ========

As of December 31, 2009 and 2008, short-term investments included amounts invested in the AIG Managed Money Market Fund of $1,882,260 and $734,525, respectively.

As of December 31, 2009 and 2008, other invested assets included $936,167 and $612,384, respectively, of loans with an affiliate. The proceeds from the loans were used by the affiliate for the acquisition of life settlements.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

Federal and foreign income taxes receivable/payable from/to affiliates as of December 31, 2009 and 2008 amounted to $261,158 and $(167,471), respectively.

During 2009, 2008 and 2007 the Company sold premium receivables without recourse to AI Credit Corporation (AICC) (a formerly wholly owned AIG subsidiary) and recorded losses on these transactions as follows. AICC was purchased by an unaffiliated third party during 2009 and the outstanding receivables were sold by AICC to Risk Specialists Companies Insurance Agency, Inc. The Company did not sell any additional premiums receivable balances after the sale of AICC.

AS OF DECEMBER 31,           2009      2008      2007
------------------------   -------   -------   -------
Accounts receivable sold   $28,656   $75,661   $56,857
Losses recorded                675     1,945     1,694

As of December 31, 2009 and 2008, the Company had the following balances receivable/payable from/to its affiliates (excluding reinsurance transactions). These balances are net of non-admitted amounts of $72,518 and $91,974, respectively, at December 31, 2009 and 2008.

AS OF DECEMBER 31,                                       2009         2008
---------------------------------------------------   ----------   ----------
Balances with pool member companies                   $  194,242   $  257,373
Balances with less than 0.5% of admitted assets        2,245,844      177,430
                                                      ----------   ----------
RECEIVABLE FROM PARENT, SUBSIDIARIES AND AFFILIATES   $2,440,086   $  434,803
                                                      ==========   ==========
Balances with pool member companies                   $  116,222   $1,155,784
Balances with less than 0.5% of admitted assets          212,532      148,998
                                                      ----------   ----------
PAYABLE TO PARENT, SUBSIDIARIES AND AFFILIATES        $  328,754   $1,304,782
                                                      ==========   ==========

On March 31, 2005 the Company and certain of its affiliates entered into a settlement agreement with an insured to release all the asbestos claims and other products coverage potentially available under the applicable insurance policies by making specified payments to the insured on a quarterly basis from March 2005 to December 2016. Between March 31, 2006 and March 25, 2008 the insured entered into a series of receivable sale agreements with AICC whereby AICC purchased the insured's March 2006 to December 2016 receivables of $365,000 for $278,930. The Company did not reduce its loss reserves for the agreements between the insured and AICC.

On October 27, 2009 AIG Funding, Inc. (AIGF) entered into an assignment and assumption agreement with AICC whereby AIGF assumed the remaining outstanding receivables from AICC, at net book value, as a partial payment against outstanding intercompany loan principal balances owed to AIGF by AICC. The amount, at net book value, was $225,962.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

NOTE 6 - REINSURANCE
--------------------

     In the ordinary course of business, the Company reinsures certain risks with affiliates and other companies. Such arrangements serve to limit the Company's maximum loss on catastrophes and large and unusually hazardous risks. To the extent that any reinsuring company might be unable to meet its obligations, the Company would be liable for its respective participation in such defaulted amounts. The Company purchased catastrophe excess of loss reinsurance covers protecting its net exposures from an excessive loss arising from property insurance losses and excessive losses in the event of a catastrophe under workers' compensation contracts issued without limit of loss.

     During 2009, 2008 and 2007, the Company's net premiums written and net premiums earned were comprised of the following:

                                              2009                        2008                        2007
                                   -------------------------   -------------------------   -------------------------
FOR THE YEARS ENDED DECEMBER 31,     WRITTEN        EARNED       WRITTEN        EARNED       WRITTEN        EARNED
--------------------------------   -----------   -----------   -----------   -----------   -----------   -----------
Direct premiums                    $ 6,293,106   $ 6,258,037   $ 6,346,614   $ 5,967,292   $ 5,450,523   $ 5,319,330
Reinsurance premiums assumed:
   Affiliates                       13,353,275    15,180,172    17,910,581    20,121,728    22,972,380    22,951,382
   Non-affiliates                      560,836       632,527       301,155       503,276       528,953       493,411
                                   -----------   -----------   -----------   -----------   -----------   -----------
      GROSS PREMIUMS                20,207,217    22,070,736    24,558,350    26,592,296    28,951,856    28,764,123
                                   -----------   -----------   -----------   -----------   -----------   -----------
Reinsurance premiums ceded:
   Affiliates                       13,322,772    14,735,091    16,925,631    18,259,644    19,911,172    19,869,772
   Non-affiliates                    1,140,940     1,246,179     1,053,565     1,067,568     1,264,103     1,227,602
                                   -----------   -----------   -----------   -----------   -----------   -----------
      NET PREMIUMS                 $ 5,743,505   $ 6,071,466   $ 6,579,154   $ 7,265,084   $ 7,776,581   $ 7,666,749
                                   ===========   ===========   ===========   ===========   ===========   ===========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The maximum amount of return commissions which would have been due reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2009 and 2008 with the return of the unearned premium reserve is as follows:

                       ASSUMED REINSURANCE        CEDED REINSURANCE               NET
                     -----------------------   -----------------------   ---------------------
                      UNEARNED                  UNEARNED                 UNEARNED
                       PREMIUM    COMMISSION    PREMIUM     COMMISSION    PREMIUM   COMMISSION
                      RESERVES      EQUITY      RESERVES      EQUITY     RESERVES     EQUITY
                     ----------   ----------   ----------   ----------   --------   ----------
DECEMBER 31, 2009:
   Affiliates        $7,795,151   $1,036,216   $7,324,831   $  980,942   $470,320    $ 55,274
   Non affiliates       596,114       79,242      399,445   $   53,492    196,669      25,750
                     ----------   ----------   ----------   ----------   --------    --------
   TOTALS            $8,391,265   $1,115,458   $7,724,276   $1,034,434   $666,989    $ 81,024
                     ==========   ==========   ==========   ==========   ========    ========
DECEMBER 31, 2008:
   Affiliates        $9,216,633   $1,213,853   $8,644,760   $1,132,628   $571,873    $ 81,225
   Non affiliates       667,805       87,952      504,664   $   66,120    163,142      21,832
                     ----------   ----------   ----------   ----------   --------    --------
   TOTALS            $9,884,438   $1,301,805   $9,149,424   $1,198,748   $735,015    $103,057
                     ==========   ==========   ==========   ==========   ========    ========

As of December 31, 2009 and 2008, and for the years then ended, the Company's unearned premium reserves, paid losses and LAE, and reserves for losses and LAE (including IBNR), have been reduced for reinsurance ceded as follows:

                        UNEARNED      PAID     RESERVES FOR
                        PREMIUM      LOSSES     LOSSES AND
                        RESERVES    AND LAE         LAE
                       ----------   --------   ------------
DECEMBER 31, 2009:
   Affiliates          $7,324,831   $150,519    $33,903,933
   Non-affiliates         399,445    348,225      3,203,311
                       ----------   --------    -----------
   TOTAL               $7,724,276   $498,744    $37,107,244
                       ==========   ========    ===========
DECEMBER 31, 2008:
   Affiliates          $8,644,760   $288,984    $34,199,712
   Non-affiliates         504,664    390,595      2,482,579
                       ----------   --------    -----------
   TOTAL               $9,149,424   $679,579    $36,682,291
                       ==========   ========    ===========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The Company's unsecured reinsurance recoverables as of December 31, 2009 in excess of 3.0% of its capital and surplus is set forth in the table below:

                                                             NAIC Co.
REINSURER                                                      CODE        AMOUNT
----------------------------------------------------------   --------   -----------
Affilliates:
      National Union Pool                                      19380    $39,176,227
      AIU Insurance Company                                                 159,399
      American International Reinsurance Co. Ltd.                 --        308,398
      Chartis Overseas Ltd                                                  437,619
      AIG Global Trade And Political Risk Ins Company          10651        252,319
      United Guaranty Insurance Company                        11715         39,366
      Lexington Insurance Company                              19437         19,204
      American International Life Assurance Co. of NY (US)     60607          5,131
      Chartis Specialty Insurance Company                      26883          7,665
      Chartis Select Insurance Company                         10932          3,674
      Audubon Insurance Company                                19933          1,183
      Ascot Syndicate Lloyd's 1414                                --          2,304
      Chartis Europe SA                                           --         16,501
      Chartis Insurance UK Ltd                                    --          6,439
      Chartis Insurance Company of Canada                         --          5,465
      Landmark Insurance Company                                  --          1,132
      Other affiliates less than $1.0 million                     --          5,290
                                                                        -----------
   TOTAL AFFILIATES                                                     $40,447,316
                                                                        -----------
Non-Affilliates:                                                                 --
                                                                        -----------
   TOTAL AFFILIATES AND NON-AFFILIATES                                  $40,447,316
                                                                        ===========

During 2009, 2008, and 2007, the Company reported in its Statements of Income statutory losses (gains) of $11,466, $173, and $(4,270), respectively, as a result of losses incurred from commutations with the following reinsurers:

COMPANY                                     2009    2008     2007
---------------------------------------   -------   ----   -------
American International Reinsurance Co.    $10,855   $ --   $    --
Nichido                                        --     --    (4,422)
Other reinsurers less than $1.0 million       611    173       152
                                          -------   ----   -------
TOTAL                                     $11,466   $173   $(4,270)
                                          =======   ====   =======

As of December 31, 2009 and 2008, the Company had reinsurance recoverables on paid losses in dispute of $135,255 and $118,898, respectively.

During 2009, 2008 and 2007, the Company wrote-off reinsurance recoverable balances of $9,450, $(5,178) and $14,497, respectively.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

As described in Note 5, the Company is party to an inter-company pooling agreement. In the ordinary course of business, the Company also assumes business, primarily from affiliated entities. As of December 31, 2009 and 2008, the Company's premium receivable and losses payable on assumed business are as follows:

                             2009                               AFFILIATE   NON-AFFILIATE     TOTAL
-------------------------------------------------------------   ---------   --------------- --------
Premiums in course of collection                                 $184,440      $26,399      $210,839
Reinsurance payable on paid loss and loss adjustment expenses     209,384       12,491       221,875

                             2008                               AFFILIATE   NON-AFFILIATE     TOTAL
-------------------------------------------------------------   ---------   -------------   --------
Premiums in course of collection                                 $428,532       $6,834      $435,366
Reinsurance payable on paid loss and loss adjustment expenses     502,228        6,457       508,685

In 2009, the primary component of the affiliated assumed reinsurance balances summarized above were due from and to Chartis Specialty Insurance Company (formerly known as American International Specialty Lines Insurance Company) and LEX. In 2009, AIIC was no longer an affiliate.

In 2008, the primary components of the affiliated assumed reinsurance balances summarized above relate to reinsurance agreements with member companies of the Personal Lines Pool (AIIC) and Chartis Specialty Insurance Company (CSIC).

By virtue of participation in the inter-company pooling agreement, the Company's premium receivable and losses payable on assumed reinsurance attributable to parties excluded from the Commercial Pool as of December 31, 2009 and 2008 are as follows:

                                                                       2009                2008
                                                                -----------------   ------------------
Caption                                                           CSIC      LEX       AIIC       CSIC
-------------------------------------------------------------   -------   -------   --------   -------
Premiums in course of collection                                $45,094   $21,846   $105,692   $92,674
Reinsurance payable on paid loss and loss adjustment expenses    80,087    19,860    122,908    87,616

NOTE 7 - RETROACTIVE REINSURANCE
--------------------------------

In 2008, the Company commuted a reinsurance treaty ceded to an affiliate, American International Reinsurance Co. (AIRCO), which incepted in 1998 and was accounted for as retroactive reinsurance. During 2008, the Company recorded the following changes to Reserves Transferred, Paid Losses Reimbursed or Recovered, Consideration Paid or Received and Special Surplus from Retroactive Reinsurance attributable to this commutation were as follows:

                                                  2008
                                               ---------
Reserves transferred                           $(401,754)
Paid losses recovered                           (355,164)
Consideration paid                              (212,172)
Special surplus from retroactive reinsurance     (46,592)

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The Company's retroactive reinsurance reserve balances (as reinsured or as reinsurer) as of December 31, 2009 and 2008, are set forth in the table below:

                                                             2009               2008
                                                       ----------------   ----------------
REINSURER                                              ASSUMED    CEDED   ASSUMED    CEDED
-------------------------------------------------      -------   ------   -------   ------
Chartis Specialty Insurance Co.                         $2,952   $   --   $2,967   $   --
Commerce and Industry Insurance Company of Canada        4,405       --    4,405       --
Lyndon Property Ins. Co.                                    --    1,465       --    1,785
Transatlantic                                               --       --       --    1,380
All other reinsurers less than 1.0 million                  --      675       --    2,014
                                                        ------   ------   ------   ------
   TOTAL                                                $7,357   $2,140   $7,372   $5,179
                                                        ======   ======   ======   ======

NOTE 8 - DEPOSIT ACCOUNTING ASSETS AND LIABILITIES
--------------------------------------------------

Certain of the products offered by the Company include funding components or have been structured in a manner such that little or no insurance risk is transferred. Funds received in connection with these arrangements are recorded as deposit liabilities, rather than premiums and incurred losses. In addition, the Company has entered into several ceded reinsurance arrangements, both treaty and facultative, which were determined to be deposit agreements. Conversely, funds paid in connection with these arrangements are recorded as deposit assets, rather than as ceded premiums and ceded incurred losses.

As of December 31, 2009 and 2008, the Company's deposit assets and liabilities were comprised of the following:

                     DEPOSIT     DEPOSIT     FUNDS HELD    FUNDS HELD
                      ASSETS   LIABILITIES     ASSETS     LIABILITIES
                     -------   -----------   ----------   -----------
DECEMBER 31, 2009:
   Direct             $   --     $ 93,380      $    --        $--
   Assumed                --       95,014       93,433         --
   Ceded               1,684           --           --         --
                      ------     --------      -------        ---
   TOTAL              $1,684     $188,394      $93,433        $--
                      ======     ========      =======        ===

                      DEPOSIT     DEPOSIT     FUNDS HELD    FUNDS HELD
                      ASSETS    LIABILITIES     ASSETS     LIABILITIES
                     --------   ------------------------   -----------
DECEMBER 31, 2008:
   Direct            $     --     $101,097      $    --      $     --
   Assumed                 --       97,668       93,433            --
   Ceded              559,534           --           --       510,960
                     --------     --------      -------      --------
   TOTAL             $559,534     $198,765      $93,433      $510,960
                     ========     ========      =======      ========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

A reconciliation of the Company's deposit asset and deposit liabilities as of December 31, 2009 and 2008 is set forth in the table below:

                                                           2009                      2008
                                                 -----------------------   -----------------------
                                                  DEPOSIT      DEPOSIT      DEPOSIT      DEPOSIT
                                                   ASSETS    LIABILITIES     ASSETS    LIABILITIES
                                                 ---------   -----------   ---------   -----------
BALANCE AT JANUARY 1                             $ 559,534    $ 198,765    $ 793,216    $ 200,040
   Deposit activity, including loss recoveries    (625,704)      (8,404)    (264,327)          83
   Interest income or expense, net of
      amortization of margin                        25,825       (1,967)      12,739       (1,358)
   Non-admitted asset portion                       42,029           --       17,906           --
                                                 ---------    ---------    ---------    ---------
BALANCE AT DECEMBER 31                           $   1,684    $ 188,394    $ 559,534    $ 198,765
                                                 =========    =========    =========    =========

                                      2009                       2008
                            ------------------------   ------------------------
                            FUNDS HELD    FUNDS HELD   FUNDS HELD    FUNDS HELD
                              ASSETS     LIABILITIES     ASSETS     LIABILITIES
                            ----------   -----------   ----------   -----------
BALANCE AT JANUARY 1          $93,433     $ 510,960    $ 104,412    $ 734,590
   Contributions                   --           377           --          152
   Withdrawals                     --      (533,982)     (10,979)    (251,335)
   Interest                        --        22,645           --       27,553
                              -------     ---------    ---------    ---------
BALANCE AT DECEMBER 31        $93,433     $      --    $  93,433    $ 510,960
                              =======     =========    =========    =========

The Company also reinsures risks and assumes reinsurance from other affiliates. As agreed upon with NY SAP, transactions with Union Excess Reinsurance Company Ltd. (Union Excess) are treated as affiliated.

On December 16, 2009, all contracts ceded by the Company directly or indirectly to Union Excess were commuted and the net balances among all the parties have been settled. As a result of such settlement of balances, the Company received net cash of $46,273, securities of $2,416, and the release of $303,085 of funds held liabilities for the settlement of deposit assets of $407,410 with a non-admitted portion of $42,029. Also, during 2009, loss recoveries from Union Excess resulted in decreases in deposit assets and funds held liabilities of $230,897. The net effect of these transactions was to reduce surplus to policyholders by $13,607.

The Company also holds a note from Union Excess in the amount of $39,065. The note is secured by the proceeds of a certain swap transaction between Union Excess and Starr International Company, Inc. (SICO). SICO is contesting liability under the swap; as such, the Company has provided a 100% valuation allowance.

During 2008, the Company commuted deposit balances of $49,917 with a participant in the Union Excess reinsurance programs, resulting in no gain or loss to the Company, and balances of $149,584 with European Reinsurance Company Ltd., resulting in a loss of $2,452.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

NOTE 9 - FEDERAL INCOME TAXES
-----------------------------

The Company files a consolidated U.S. federal income tax return with the Ultimate Parent and its domestic subsidiaries.

Beginning in January 1, 2008, a tax Sub Group was formed among twenty seven Chartis U.S. Inc. (formerly known as AIG Commercial Insurance Group, Inc.) and United Guaranty Companies under Chartis, Inc. The tax Sub Group will be allocated tax and will pay or receive its portion of the consolidated tax benefit or liability as if the Sub Group were filing its own consolidated income tax return except that AIG, Inc. will also reimburse the Sub Group Parent currently for any Sub Group tax attributes utilized in the AIG, Inc. consolidated income tax return to the extent they were not otherwise utilized on a separate company basis.

Once the tax is allocated to the Sub Group, the Sub Group then allocates taxes to member companies as if the member companies were on a separate return basis except that current benefit for losses is given if losses or tax attributes are utilized by the Sub Group.

In addition, to the provisions outlined above, the agreement further provides that:

..    Any tax realized by the Company from triggering the deferred inter-company gain (as determined under Treasury Regulation Section 1.1502-13) of a "Qualifying Transaction" will be paid by AIG, Inc. A Qualifying Transaction is the transfer or sale of the stock or substantially all of the assets of an operating subsidiary which results in a deferred inter-company gain, including the pre-existing deferred inter-company gain from a prior sale or transfer.

..    As of the effective date of the agreement and for future periods, Chartis,
     Inc. assumed or will assume each Sub Group members' Tax Reserve in a deemed capital transaction. Tax Reserves mean any unrecognized tax benefit recorded in accordance with ASC 740 and any tax liability recorded as the result of an agreed upon adjustment with the tax authorities.

..    The tax sharing agreement was modified to be consistent with the AIG, Inc.
     and Federal Reserve Bank of New York Credit Agreement ("Credit Agreement"). Generally, the amended agreement provides that in an Asset Sale the Company will remit to AIG, Inc. no more than it otherwise would have absent the Credit Agreement.

..    In the event the Company is deconsolidated from the AIG consolidated federal income tax return, AIG Parent, Sub Group Parent, and the Company will determine under a separate agreement the final allocation of tax attributes and the final settlement of inter-company tax balances.

Pursuant to the current tax sharing agreement, Chartis, Inc. currently holds tax liabilities related to uncertain tax positions and tax liabilities recorded as the result of agreed upon adjustments with the tax authorities of $265,568 through 2009. In addition, AIG assumed tax of $952,593 and $307,216 relating to qualifying on asset sales in accordance with the Credit Agreement during 2009 and 2008, respectively.

For 2007, the Company filed a consolidated U.S. federal income tax return with the Ultimate Parent and its domestic subsidiaries pursuant to a tax sharing agreement. The agreement provides that the Ultimate Parent will not charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company if it had filed a separate federal income tax return. In addition, the agreement provides that the Company will be reimbursed by the Ultimate Parent for tax benefits relating to any net losses or any tax credit of the Company utilized in filing the consolidated return.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The federal income tax recoverable/payable in the accompanying statement of admitted assets, liabilities, and capital and surplus are due to/from the Parent. The statutory U.S. federal income tax rate is 35% at December 31, 2009.

The Paragraph references in the tables below refer to corresponding paragraphs in SSAP 10R.

The components of the Company's net deferred tax assets/liabilities as of December 31, 2009 and 2008 are as follows:

                                                                2009                                2008
                                                 ----------------------------------   -------------------------------
As of December 31,                                ORDINARY     CAPITAL     TOTAL      ORDINARY   CAPITAL     TOTAL
----------------------------------------------   ----------   --------   ----------   --------  --------   ----------
Gross deferred tax assets                        $1,091,055   $211,981   $1,303,036   $928,226  $177,059   $1,105,285
   Less: valuation allowance                             --         --           --         --        --           --
                                                 ----------   --------   ----------   --------  --------   ----------
Adjusted gross DTAs after valuation allowance     1,091,055    211,981    1,303,036    928,226   177,059    1,105,285
Gross deferred tax liabilities                      (81,360)        --      (81,360)   (55,331)  (88,452)    (143,783)
                                                 ----------   --------   ----------   --------  --------   ----------
Net deferred tax assets/(liabilities) before
   admissibility test                             1,009,695    211,981    1,221,675    872,895    88,607      961,502
                                                 ==========   ========   ==========   ========  ========   ==========

Admitted pursuant to:
Carried back losses that reverse in subsequent
   calendar year                                         --     99,485       99,485         --        --           --
The lesser of adjusted gross DTAs realizable
   within 12 months or 10% statutory surplus        344,939         --      344,939    363,447        --      363,447
Adjusted gross DTAs that can be offset against
   DTLs                                              81,360         --       81,360     55,331    88,452      143,783

Additional admitted DTAs
Carried back losses that reverse in subsequent
   three calendar year                                   --     10,756       10,756         --        --           --
The lesser of adjusted gross DTAs realizable
   within 36 months or 15% statutory surplus        232,118         --      232,118         --        --           --
Adjusted gross DTAs that can be offset against
   DTLs                                                  --         --           --         --        --           --
                                                 ----------   --------   ----------   --------  --------   ----------
Total admitted deferred tax asset                   658,417    110,241      768,658    418,778    88,452      507,230
Deferred DTLs                                       (81,360)        --      (81,360)   (55,331)  (88,452)    (143,783)
                                                 ----------   --------   ----------   --------  --------   ----------
Net admitted DTAs                                   577,057    110,241      687,298    363,447        --      363,447
Non admitted DTAs                                   432,638    101,740      534,377    598,055        --      598,055
                                                 ----------   --------   ----------   --------  --------   ----------
Total net DTAs                                    1,009,695    211,981    1,221,675    961,502        --      961,502
                                                 ==========   ========   ==========   ========  ========   ==========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The Company has elected to admit DTAs pursuant to Paragraph 10.e. It recorded an increase in admitted DTAs as the result of its election to employ the provisions of Paragraph 10.e. as follows:

                                                                             CHANGE DURING 2009
                                                                       -----------------------------
                             DESCRIPTION                               ORDINARY   CAPITAL    TOTAL
--------------------------------------------------------------------   --------   -------   -------
Gross deferred tax assets                                               162,829    34,922   197,751
   Less: valuation allowance                                                 --        --        --
                                                                        -------   -------   -------
Adjusted gross DTAs after valuation allowance                           162,829    34,922   197,751
Gross deferred tax liabilities                                          (26,029)   88,452    62,423
                                                                        -------   -------   -------
Net deferred tax assets/(liabilities) before admissibility test         136,800   123,374   260,174
                                                                        =======   =======   =======

Admitted pursuant to:
Carried back losses that reverse in subsequent calendar year                 --    99,485    99,485
The lesser of adjusted gross DTAs realizable within 12 months or 10%
   statutory surplus                                                    (18,508)       --   (18,508)
Adjusted gross DTAs that can be offset against DTLs                      26,029   (88,452)  (62,423)

Additional admitted DTAs
Carried back losses that reverse in subsequent three calendar year           --    10,756    10,756
The lesser of adjusted gross DTAs realizable within 36 months or 15%
   statutory surplus                                                    232,118        --   232,118
Adjusted gross DTAs that can be offset against DTLs                          --        --        --
                                                                        -------   -------   -------
Total admitted deferred tax asset                                       239,639    21,789   261,428
Deferred DTLs                                                           (26,029)   88,452    62,423
                                                                        -------   -------   -------
Net admitted DTAs                                                       213,610   110,241   323,851
Non-admitted DTAs                                                       (76,810)   13,133   (63,677)
                                                                        -------   -------   -------
Total net DTAs                                                          136,800   123,374   260,174
                                                                        =======   =======   =======

The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation resulting from the use of paragraph 10.a., 10.b., 10.c., and 10.e. are as follows:

             DESCRIPTION                WITH PARA S 10.A.-C   WITH PARA S 10.E.   DIFFERENCE
-------------------------------------   -------------------   -----------------   ----------
Admitted DTAs                                   444,424             687,298          242,874
Admitted assets                                 525,926             769,731          243,805
Statutory surplus                             1,202,312           1,803,468          601,156
Total adjusted capital                       11,718,096          11,718,096               --
Authorized control level used in 10.d         2,574,862           2,574,862               --

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

During 2009, 2008 and 2007, the Company's current income tax expense/ (benefit) was comprised of the following:

For the years ended December 31,                          2009       2008       2007
----------------------------------------------------   ---------   --------   --------
Income tax expense/(benefit) on net underwriting and
   investment income                                   ($384,905)  $ 67,928   $424,729
Tax on capital gains/(losses)                            930,452    (13,526)     3,076
Foreign income tax expense                                 6,290         --
Federal income tax adjustment - prior years                1,479    (28,151)    85,892
                                                       ---------   --------   --------
CURRENT INCOME TAX EXPENSE INCURRED                    $ 553,316   $ 26,251   $513,694
                                                       =========   ========   ========

The composition of the Company's net deferred tax assets as of December 31, 2009 and 2008, along with the changes in deferred income taxes for 2009, is set forth in the table below:

AS OF DECEMBER 31,                                    2009         2008        CHANGE    CHARACTER
------------------------------------------------   ----------   ----------   ---------   ---------
Deferred tax assets:
   Loss Reserve Discount                           $  353,686   $  378,131   ($ 24,445)     Ord
   Non -Admitted Assets                               224,679      144,894      79,785      Ord
   Unearned Premium Reserve                           247,259      267,944     (20,685)     Ord
   Unrealized Capital Losses                            5,519           --       5,519      Cap
   Partnerships                                            --           --          --      Ord
   Pension Adjustments                                     --           --          --      Ord
   Bad Debt Expense                                    94,049      134,704     (40,655)     Ord
   NOL                                                     --           --          --      Ord
   FTC                                                  2,109           --       2,109      Ord
   RCG                                                352,568      195,427     157,141      Cap
   Other Temporary Differences                         23,167        4,185      18,982      Ord
                                                   ----------   ----------   ---------
      GROSS DEFERRED TAX ASSETS                     1,303,036    1,125,285     177,751
   Non-admitted deferred tax assets                  (534,378)    (598,055)     63,677
                                                   ----------   ----------   ---------
   ADMITTED DEFERRED TAX ASSETS                       768,658      527,230     241,428
                                                   ==========   ==========   =========
Deferred tax liabilities:
   Unrealized capital gains                                $-   $  (88,452)  $  88,452      Ord
   Investments                                             --       (3,981)      3,981
   Depreciation                                            --      (22,091)     22,091
   Bond discount                                           --      (11,610)     11,610
   Other temporary differences                        (81,360)     (17,649)    (63,711)     Cap
                                                   ----------   ----------   ---------
      GROSS DEFERRED TAX LIABILITIES                  (81,360)    (143,783)     62,423
                                                   ----------   ----------   ---------
   NET ADMITTED DEFERRED TAX ASSETS                   687,298      383,447     303,850
                                                   ==========   ==========   =========
Gross deferred tax assets                           1,303,036    1,125,285     177,751
Gross deferred tax liabilities                        (81,360)    (143,783)     62,423
                                                   ----------   ----------   ---------
NET DEFERRED TAX ASSETS                             1,221,676      981,502     240,173
Income tax effect of unrealized capital gains                                   93,971
                                                                             ---------
Total change in deferred tax                                                   146,203
                                                                             =========
Change in deferred tax - current year                                           38,269
Change in deferred tax - prior period correction                               127,934

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The application of SSAP 10R requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not to be realized (a likelihood of more than 50 percent). Significant judgment is required to determine whether a valuation allowance is necessary and the amount of such valuation allowance, if appropriate. When making its assessment about the realization of its deferred tax assets at December 31, 2009, the Company considered all available evidence, as required by income tax accounting guidance, including:

..    the nature, frequency, and severity of current and cumulative financial reporting losses;

..    transactions completed, including the sale of PAG, and transactions expected to be completed in the near future;

..    the carryforward periods for the net operating and capital loss and foreign tax credit carryforward;

..    the application of the amended tax sharing agreement between the Tax Sub
     Group and the Ultimate Parent; and

..    tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets.

Estimates of future taxable income generated from specific transactions and tax planning strategies discussed above could change in the near term, perhaps materially, which may require the Company to adjust its valuation allowance. Such adjustments, either positive or negative, could be material to the Company's financial condition or its results of operations for an individual reporting period.

At December 31, 2009, the Company recorded gross deferred tax assets before valuation allowance of $1,303,036. The full amounts are more likely than not to be realized. Therefore, the Company reflected zero valuation allowance against its deferred tax assets.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The actual tax expense on income from operations differs from the tax expense calculated at the statutory tax rate. A reconciliation of the Company's income tax expense and the significant items causing this difference for the years ended December 31, 2009, 2008 and 2007 are as follows:

                                                            2009                       2008                      2007
                                                  ------------------------   -----------------------   -----------------------
                                                     AMOUNT     TAX EFFECT     AMOUNT     TAX EFFECT      AMOUNT    TAX EFFECT
                                                  -----------   ----------   ----------   ----------   ----------   ----------
Net income before federal income taxes
   and capital gains taxes                        $ 1,394,300   $ 488,005    $1,395,995   $ 488,598    $1,798,601   $ 629,510
BOOK TO TAX ADJUSTMENTS:
   Tax exempt income                                 (379,686)   (132,890)     (479,107)   (167,687)     (766,259)   (268,191)
   Intercompany dividends                            (287,872)   (100,755)     (503,426)   (176,199)     (139,912)    (48,969)
   Subpart F Income, Gross-Up & FTC                        --          --
   Meals and entertainment                                909         318         1,490         522         1,846         646
   Non-deductible penalties                               767         268           803         281         1,592         557
   Change in non-admitted assets                     (227,957)    (79,785)      244,297      85,504       (29,824)    (10,438)
   Federal income tax adjustments - prior years            --      17,098            --       5,332            --      80,466
   Change in tax positions                                 --      50,468            --      27,569            --      38,078
   Audit Adjustments - other adjustments                   --          --            --          --            --          --
   Remediation adjustments                                 --          --            --          --            --          --
   Other                                                   --       3,603            --          --            --          --
   Sale of divested entities                          (27,239)     (9,534)           --          --            --          --
   Sale of ILFC                                       795,000     278,250      (186,625)    (65,319)           --          --
                                                  -----------   ---------    ----------   ---------    ----------   ---------
      TOTAL BOOK TO TAX ADJUSTMENTS                  (126,078)     27,042      (922,568)   (289,998)     (932,557)   (207,851)
                                                  -----------   ---------    ----------   ---------    ----------   ---------
TOTAL FEDERAL TAXABLE INCOME AND TAX              $ 1,268,222   $ 515,047    $  473,427   $ 198,600    $  866,044   $ 421,659
                                                  ===========   =========    ==========   =========    ==========   =========
   Current federal income tax                                    (377,136)                   39,777                   510,618
   Income tax on net realized capital gains                       930,452                   (13,526)                    3,076
   Change in net deferred income taxes                            (38,269)                  172,349                   (92,036)
                                                                ---------                 ---------                 ---------
   TOTAL FEDERAL INCOME TAX                                       515,047                   198,600                   421,658
                                                                =========                 =========                 =========

The amount of federal income tax incurred and available for recoupment in the event of future net operating losses for tax purposes for 2009 is set forth in the table below:

YEAR   ORDINARY   CAPITAL    TOTAL
----   --------   -------   -------
2007     None     343,131   343,131

2008     None      67,927    67,927
2009     None        None      None

As of December 31, 2009, the Company had $2,109 foreign tax credits carry forwards available to offset against future taxable income. The Company had no unused net operating loss or capital loss carry forwards or tax credits available to offset against future taxable income as of December 31, 2009 and 2008. Federal income taxes paid to (recovered from) the Ultimate Parent amounted to $102,218 during 2009, $53,271 during 2008, and $304,501 during 2007.

As of December 31, 2009, the Company had no deposits under IRC (S) 6603.

Under the current tax allocation agreement, interest and penalties related to uncertain tax positions taken by the company are accrued not by the Company but by Chartis, Inc., the Subgroup parent. At December 31, 2009 and 2008, the interest accrued by Chartis Inc. relating to the Company's uncertain tax positions was $17,426 and $9,400.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

Listed below are the tax years that remain subject to examination by major tax jurisdictions:

AT DECEMBER 31, 2009

MAJOR TAX JURISDICTIONS   OPEN TAX YEARS
-----------------------   --------------
UNITED STATES             2000 - 2008

NOTE 10 - PENSION PLANS AND DEFERRED COMPENSATION ARRANGEMENTS
--------------------------------------------------------------

A.   PENSION PLAN
     ------------

     Employees of AIG, the ultimate holding company, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

     AIG's U.S. retirement plan is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with five or more years of service is to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with ten or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than five years of service, such employees forfeit their right to receive any pension benefits accumulated thus far.

     Annual funding requirements are determined based on the Projected Unit Credit Cost Method which attributes a pro-rata portion of the total projected benefit payable at normal retirement to each year of credited service.

     The following table sets forth the funded status of the AIG US retirement plan, valued in accordance with NAIC Statement of Statutory Accounting Principles (SSAP) No. 89, Accounting for Pensions.

AS OF DECEMBER 31,                     2009         2008
------------------                  ----------   ----------
Fair value of plan assets           $3,350,505   $2,723,034
Less projected benefit obligation    3,366,515    3,378,510
                                    ----------   ----------
Funded status                       $  (16,010)  $ (655,476)
                                    ==========   ==========

     The Company's share of net expense for the qualified pension plan was $14,701, $7,149 and $5,279 for the years ended December 31, 2009, 2008 and
     2007, respectively. The allocation from the holding company is based on payroll for the Company.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     In March 2009, AIG contributed approximately $420,000 to the AIG US retirement plan.

B.   POSTRETIREMENT BENEFIT PLANS
     ----------------------------

     AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of ten years of service. Retirees and their dependents who were 65 by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination and a lifetime maximum benefit of $2,000. The maximum life insurance benefit prior to age 70 is $32 with a maximum $25 thereafter.

     Effective January 1, 1993, both plans' provisions were amended. Employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5 for retirement at ages 55 through 59 and $10 for retirement at ages 60 through 64 and $15 from retirement at ages 65 and over.

     AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with NAIC Statement of Statutory Accounting Principles
     (SSAP) No. 11, Postemployment Benefits and Compensated Absences, as of December 31, 2009 and 2008 were $200,768 and $198,015, respectively. These obligations are not funded currently. The Company's allocated share of other postretirement benefit plan expenses were $112, $280 and $328 for the years ended December 31, 2009, 2008 and 2007, respectively.

     AIG is the Plan Sponsor of the pension, postretirement and benefit plans and is ultimately responsible for the conduct of the plans. The Company is only obligated to the extent of their allocation of expenses from these plans. The allocation from the holding company is based on payroll for the Company.

     The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2009, 2008 and 2007 are set forth in the table below:

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

AS OF DECEMBER 31,                               2009                2008                2007
------------------                        -----------------   -----------------   -----------------
Discount rate                                   6.00%               6.50%               6.50%
Rate of compensation increase (average)         4.00%               4.25%               4.25%
Measurement date                          December 31, 2009   December 31, 2008   December 31, 2007
Medical cost trend rate                          N/A                 N/A                 N/A

C.   STOCK OPTIONS AND DEFERRED COMPENSATION PLAN
     --------------------------------------------

     Some of the Company's officers and key employees could receive compensation pursuant to awards under several share-based employee compensation plans; AIG 1999 Stock Option Plan, as amended; AIG 1996 Employee Stock Purchase Plan, as amended; AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units; AIG 2007 Stock Incentive Plan, as amended, and the AIG 2005-2006 Deferred Compensation Profit Participation Plan. AIG currently settles share option exercises and other share awards to participants by issuing shares it previously acquired and holds in its treasury account. During 2009, 2008 and 2007, AIG allocated $13,270, $19,161 and $14,808, respectively, of these stock options and certain other deferred compensation programs to the Company.

D.   POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES
     -------------------------------------------------

     AIG provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and COBRA medical subsidies. The costs of these plans are borne by AIG.

E.   IMPACT OF MEDICARE MODERNIZATION ACT ON POST RETIREMENT BENEFITS
     ----------------------------------------------------------------

     On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2009 is $3,500.

NOTE 11 - CAPITAL AND SURPLUS AND DIVIDEND RESTRICTIONS
-------------------------------------------------------

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

A.   CAPITAL AND SURPLUS
     -------------------

     The portion of unassigned surplus as of December 31, 2009 and 2008 represented by each item below is as follows:

                                  2009          2008
                              -----------   -----------
Unrealized gains and losses   $ 5,274,143   $ 5,805,880
Non-admitted asset values      (1,155,586)   (1,188,887)
Provision for reinsurance         (93,549)     (100,847)

     In calculating the provision for reinsurance as of December 31, 2009, Management utilized collateral including letters of credit and assets in trust provided by its Ultimate Parent of $283,790 and $368,817, respectively. The use of these assets was approved by the domiciliary regulator.

     The changes in unrealized gains and non-admitted assets reported in the Statements of Income and Changes in Capital and Surplus were derived as follows:

Change in net unrealized gains                 2009
----------------------------------------   -----------
Unrealized gains, current year             $ 5,274,143
Unrealized gains, previous year              5,805,880
                                           -----------
Change in unrealized gains                    (531,737)

Change in tax on unrealized gains               20,011
Adjustments to beginning surplus                84,902
Amortization of goodwill                        (7,741)
                                           -----------
Change in unrealized, net of taxes         $  (434,565)
                                           ===========

Change in non-admitted asset values            2009
----------------------------------------   -----------
Non-admitted asset values, current year    $(1,155,586)
Non-admitted asset values, previous year    (1,188,887)
                                           -----------
Change in non-admitted assets                   33,301

Change in accounting principles SSAP 10R      (242,874)
Adjustments to beginning surplus                 7,789
                                           -----------
Change in non-admitted assets              $  (201,784)
                                           ===========

B.   RISK-BASED CAPITAL REQUIREMENTS
     -------------------------------

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     The NAIC has adopted a Risk-Based Capital (RBC) formula to be applied to all property and casualty insurance companies. RBC is a method of establishing the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. A company's RBC is calculated by applying different factors to various asset classes, net premiums written and loss and LAE reserves. A company's result from the RBC formula is then compared to certain established minimum capital benchmarks. To the extent a company's RBC result does not either reach or exceed these established benchmarks, certain regulatory actions may be taken in order for the insurer to meet the statutorily-imposed minimum capital and surplus requirements.

     In connection therewith, the Company has satisfied the capital and surplus requirements of RBC for the 2009 reporting period.

C.   DIVIDEND RESTRICTIONS
     ---------------------

     Under Pennsylvania law, the Company may pay cash dividends only from earned surplus determined on a statutory basis. Further, the Company is restricted (on the basis of the greater of 10% of the Company's statutory surplus as of December 31, 2009, or 100% of the Company's net income, for the year then ended) as to the amount of dividends it may declare or pay in any twelve-month period without the prior approval of the Insurance Department of the Commonwealth of Pennsylvania. In connection therewith, at December 31, 2009, the maximum dividend payments, which may be made without prior approval during 2010, is approximately $1,241,507.

     Within the limitations noted above, no dividends may be paid out of segregated surplus. There are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to stockholders. There were no restrictions placed on the Company's surplus including for whom the surplus is being held. There is no stock held by the Company for any special purpose. However, the Company has agreed to provide advance notice to Pennsylvania Insurance Department of (i) any proposed transactions between the Company and AIG or an AIG affiliate not in the ordinary course of business, and (ii) any proposed dividends or distributions.

     During 2009, the Company paid $537,000 in ordinary dividends to Chartis U.S. Inc. During 2008, the Company paid $1,737,225 in dividends to Chartis U.S. Inc. which included $1,212,225 of extraordinary dividends. All of the extraordinary dividends were approved by the Insurance Department of the Commonwealth of Pennsylvania. Refer to Note 5E for additional information.

NOTE 12 - CONTINGENCIES
-----------------------

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

A.   LEGAL PROCEEDINGS
     -----------------

     The Company is involved in various legal proceedings incident to the operation of its business. Such proceedings include claims litigation in the normal course of business involving disputed interpretations of policy coverage. Other proceedings in the normal course of business include allegations of underwriting errors or omissions, bad faith in the handling of insurance claims, employment claims, regulatory activity, and disputes relating to the Company's business ventures and investments.

     Other legal proceedings include the following:

     AIG, National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), and Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company) have been named defendants (the AIG Defendants) in two putative class actions in state court in Alabama that arise out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc. (Caremark). The plaintiffs in the second-filed action have intervened in the first-filed action, and the second-filed action has been dismissed. An excess policy issued by a subsidiary of AIG with respect to the 1999 litigation was expressly stated to be without limit of liability. In the current action, plaintiffs allege that the judge approving the 1999 settlement was misled as to the extent of available insurance coverage and would not have approved the settlement had he known of the existence and/or unlimited nature of the excess policy. They further allege that the AIG Defendants and Caremark are liable for fraud and suppression for misrepresenting and/or concealing the nature and extent of coverage. In their complaint, plaintiffs request compensatory damages for the 1999 class in the amount of $3,200,000, plus punitive damages. The AIG Defendants deny the allegations of fraud and suppression and have asserted, inter alia, that information concerning the excess policy was publicly disclosed months prior to the approval of the settlement. The AIG Defendants further assert that the current claims are barred by the statute of limitations and that plaintiffs' assertions that the statute was tolled cannot stand against the public disclosure of the excess coverage. Plaintiffs, in turn, have asserted that the disclosure was insufficient to inform them of the nature of the coverage and did not start the running of the statute of limitations.

     The intervening plaintiffs had requested a stay of all trial court proceedings pending their appeal of an order dismissing certain lawyers and law firms who represented parties in the underlying class and derivative actions. After the Alabama Supreme Court affirmed the trial court's dismissal in September 2008, the intervening plaintiffs filed an Amended Complaint in Intervention on December 1, 2008, which named Caremark, AIG and certain subsidiaries, including National Union and Chartis Specialty Insurance Company, as defendants, and purported to bring claims against all defendants for deceit and conspiracy to deceive, and to bring a claim against AIG and its subsidiaries for aiding and abetting Caremark's alleged deception.

     After the defendants moved to dismiss the Amended Complaint in Intervention and, in the alternative, for a more definite statement, and the plaintiffs reached an agreement to withdraw additional motions seeking to disqualify certain plaintiffs' counsel, on March 2, 2009, the court granted the intervening plaintiffs' motion to withdraw the Amended Complaint in Intervention. On April 14, 2009, the court established a schedule for class action discovery that was scheduled to lead to a hearing on class certification in March 2010. The court has since entered an order appointing a special master to resolve certain discovery disputes and requiring the parties to submit a new discovery schedule after those disputes are resolved. The parties are presently engaged in class discovery.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     On September 2, 2005, certain AIG companies including American Home Assurance Company, AIU Insurance Company and New Hampshire Insurance Company (collectively, the AIG Parties) sued (i) The Robert Plan Corporation (RPC), an agency that formerly serviced assigned risk automobile insurance business for the AIG Parties; (ii) certain affiliates of RPC; and (iii) two of RPC's senior executives. This suit was brought in New York Supreme Court and alleges the misappropriation of funds and other violations of contractual arrangements. On September 26, 2005, RPC countersued the AIG Parties and AIG itself for, among other things, $370,000 in disgorged profits and $500,000 of punitive damages under a claim of fraud. On March 10, 2006, RPC moved to dismiss its fraud claim without prejudice for the purposes of bringing that claim in New Jersey. On that date, RPC also amended its counterclaim, setting forth a number of causes of action for breach of contract. The parties filed cross motions to dismiss various counts of the complaint and counterclaims. These motions were granted in part and denied in part by the court. RPC appealed certain aspects of the court's ruling. That appeal remains pending. On August 25, 2008, RPC, one of its affiliates, and one of the defendant RPC executives filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the Bankruptcy Code). On October 7, 2008, the Court entered an Order staying this action in light of those bankruptcy proceedings. On January 15, 2009, RPC filed a notice of removal to the United States District Court for the Southern District of New York. The action was subsequently transferred to the Eastern District of New York and then referred to the United States Bankruptcy Court for that District. The AIG Parties moved to remand the case, and the Court granted that motion on April 12, 2010. On January 19, 2010, the Court entered an Order converting the bankruptcy proceeding to one under Chapter 7 of the Bankruptcy Code.

     In July 2007, RPC (along with Eagle Insurance Company (Eagle) and Newark Insurance Corporation (Newark), two of RPC's subsidiary insurance companies) filed a separate complaint in New Jersey alleging claims for fraud and negligent misrepresentation against AIG and the AIG Parties in connection with certain 2002 contracts. That complaint seeks damages of at least $100,000, unspecified punitive damages, declaratory relief, and imposition of a constructive trust.

     Because Eagle and Newark are in liquidation with the Commissioner of the New Jersey Department of Banking and Insurance as liquidator, the AIG Parties believe that only the Commissioner -- and not RPC -- has the authority to direct Eagle and Newark to bring the claims asserted in this action. On December 7, 2007, this action was stayed pending judicial determination of this issue in the Eagle/Newark rehabilitation/liquidation proceeding. In October 2008, the Court dismissed the action without prejudice for failure to prosecute.

     Nevertheless, on January 14, 2009, RPC filed a notice of removal of the New Jersey action to the United States District Court for the District of New Jersey and, on February 2, 2009, moved to transfer the New Jersey action to the Eastern District of New York, where RPC's Chapter 11 proceeding is pending. The AIG Parties filed a motion to dismiss the case for lack of subject matter jurisdiction because the purportedly removed action had been dismissed three months before RPC filed its purported notice of removal, and consideration of RPC's transfer motion was stayed until the Court ruled on the AIG Parties' motion to dismiss. On August 10, 2009, the Court granted the AIG Parties' motion to dismiss and denied RPC's transfer motion as moot. To the AIG Parties' knowledge, since that time, RPC has not sought to have the New Jersey state court action reinstated.

     The AIG Parties believe that RPC's claims are without merit and intend to defend them vigorously, but cannot now determine whether RPC will attempt to reassert its claims in New Jersey or estimate either the likelihood of prevailing in these actions or the potential damages in the event liability is determined.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     Effective February 9, 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice (the DOJ), the United States Securities and Exchange Commission (the SEC), the Office of the Attorney General of the State of New York (the NYAG) and the New York Insurance Department (the NYDOI). The settlements resolve outstanding litigation and allegations by such agencies against AIG in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG recorded an after-tax-charge of $1,150,000 in the fourth quarter of 2005, and made payments or placed in escrow approximately $1,640,000 including (i) $375,000 into a fund under the supervision of the NYAG and NYDOI to be available principally to pay certain AIG insurance company subsidiary policyholders who purchased excess casualty policies through Marsh & McLennan Companies, Inc. and Marsh Inc. (the Excess Casualty Fund) and (ii) $343,000 into a fund under the supervision of the NYAG and the NYDOI to be used to compensate various states in connection with the underpayment of certain workers compensation premium taxes and other assessments. As of February 29, 2008, eligible policyholders entitled to receive approximately $358,700 (or 95%) of the Excess Casualty Fund had opted to receive settlement payments in exchange for releasing AIG and its subsidiaries from liability relating to certain insurance brokerage practices. In accordance with the settlement agreements, all amounts remaining in the Excess Casualty Fund were used by AIG to settle claims from other policyholders relating to such practices.

     Various state regulatory agencies have reviewed certain other transactions and practices of AIG and its subsidiaries, including the Company, in connection with certain industry-wide and other inquiries including, but not limited to, insurance brokerage practices relating to contingent commissions and the liability of certain AIG subsidiaries, including the Company, for taxes, assessments and surcharges relating to the underreporting or misreporting of workers compensation premium. On January 29, 2008 AIG reached settlements in connection with these state reviews, subject to court approval, with the Attorneys General of the States of Florida, Hawaii, Maryland, Michigan, Oregon, Texas and West Virginia, the Commonwealths of Massachusetts and Pennsylvania, and the District of Columbia; the Florida Department of Financial Services; and the Florida Office of Insurance Regulation. The settlement agreements call for AIG to pay a total of $12,500 to be allocated among the ten jurisdictions and also require AIG to continue to maintain certain producer compensation disclosure and ongoing compliance initiatives. On March 13, 2008, AIG also reached a settlement with the Pennsylvania Insurance Department, which calls for AIG to provide annual reinsurance reports and maintain certain producer compensation disclosure and ongoing compliance initiatives, and to pay a total of $13,500, $4,400 of which was previously paid to Pennsylvania in connection with prior settlement agreements.

     On February 16, 2006, the Attorney General of the State of Minnesota filed a complaint against AIG and certain of its subsidiaries, including the Company, alleging that, beginning no later than 1985, AIG made false statements and reports to Minnesota agencies and regulators, unlawfully reduced AIG's contributions and payments to Minnesota's workers' compensation funds, misreported the character of workers' compensation premiums as general or auto liability premiums, and unlawfully reduced its Minnesota tax obligations. The State of Minnesota sought injunctive relief, damages, penalties and interest. In December 2007, the parties settled the matter, which resolved claims asserted on behalf of the Minnesota Department of Revenue through tax year 2003, the Minnesota Special Compensation Fund through fiscal year 2003 and the Minnesota Attorney General through 2003, without compromising any of the claims of the Minnesota Insurance Guaranty Association, Minnesota Assigned Risk Plan or Minnesota Department of Commerce.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     On May 24, 2007, the National Workers Compensation Reinsurance Pool (NWCRP), on behalf of its participant members, filed a lawsuit against AIG and certain of its subsidiaries, including the Company (collectively, the AIG parties), with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint alleges claims for violations of the Racketeer Influenced and Corrupt Organizations Act (RICO), breach of contract, fraud and related state law claims arising out of AIG's alleged underpayment of these assessments between 1970 and the present and seeks damages purportedly in excess of $1,000,000. On August 6, 2007, the court denied the AIG parties' motion seeking to dismiss or stay the complaints or in the alternative, to transfer to the Southern District of New York. On December 26, 2007, the court denied the AIG parties' motion to dismiss the complaint. On March 17, 2008, the AIG parties filed an amended answer, counterclaims and third-party claims against the National Council on Compensation Insurance (in its capacity as attorney-in-fact for the NWCRP), the NWCRP, its board members, and certain of the other insurance companies that are members of the NWCRP alleging violations of RICO, as well as claims for conspiracy, fraud, and breach of fiduciary duty. The counterclaim-and third-party defendants filed motions to dismiss on June 9, 2008. On January 26, 2009, the AIG parties filed a motion to dismiss all claims in the complaint for lack of subject-matter jurisdiction. On February 23, 2009, the Court issued an order denying the motion to dismiss the AIG parties' counterclaims; granting the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for RICO violations and conspiracy; and denying the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for fraud, breach of fiduciary duty and unjust enrichment. On April 13, 2009, one of the third-party defendants filed third-party counterclaims against AIG, certain of its subsidiaries and certain former executives. On August 20, 2009, the court granted the AIG parties' motion to dismiss the NWCRP's claims for lack of subject matter jurisdiction. On September 25, 2009, the AIG parties, now in the position of plaintiff, filed an amended complaint that repleads their RICO and conspiracy claims - previously counterclaims that were dismissed without prejudice - against several competitors, as well as repleads the AIG parties' already sustained claims for fraud, breach of fiduciary duty and unjust enrichment against those parties, the NWCRP and the NCCI. On October 8, 2009, one competitor filed amended counterclaims against the AIG parties. The amended counterclaim is substantially similar to the complaint initially filed by the NWCRP, but also seeks damages related to non-NWCRP states and guaranty funds, in addition to asserting claims for other violations of state law. On October 30, 2009, all of the parties now in the position of defendant - the AIG parties' competitors, the NWCRP and NCCI - filed motions to dismiss many of the AIG parties' amended claims, and the AIG parties filed a motion to dismiss many of their competitor's counterclaims. Discovery is proceeding and fact discovery is currently scheduled to be completed by March 15, 2011.

     On April 1, 2009, a purported class action was filed in Illinois federal court against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint was styled as an "alternative complaint," should the court grant the AIG parties' motion to dismiss all claims against the defendants in the NWCRP lawsuit for lack of subject matter jurisdiction. The allegations in the class action complaint are substantially similar to those filed by the NWCRP, but the complaint adds certain former AIG executives as defendants and a RICO claim against those individuals. On August 28, 2009, the class action plaintiffs filed an amended complaint, removing the AIG executives as defendants. On October 30, 2009, the AIG parties filed a motion to dismiss many of the claims asserted in the class action complaint. Class discovery has been completed; merits discovery is proceeding and is scheduled to be completed by March 15, 2011.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     On March 28, 2008, a Minnesota federal court granted AIG's motion to dismiss a lawsuit filed by the Minnesota Workers Compensation Reinsurance Association and the Minnesota Workers Compensation Insurers Association against AIG and certain of its subsidiaries, including the Company, with respect to the underpayment of residual market assessments for workers compensation insurance. On April 25, 2008, plaintiffs appealed to the United States Court of Appeals for the Eighth Circuit and also filed a new complaint making similar allegations in Minnesota state court. On April 30, 2008, substantially identical claims were also filed in Minnesota state court by the Minnesota Insurance Guaranty Association and Minnesota Assigned Risk Plan. On September 11, 2008, the parties to both actions entered into a settlement, resulting in the dismissal of all claims against AIG. In exchange for the dismissal and a broad release of claims, the financial terms of the settlement provided for AIG's payment of $21,500 to plaintiffs and waiver of its right to collect $3,500 in payments due from the plaintiffs.

     A purported class action was filed in South Carolina federal court on January 25, 2008 against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums. An amended complaint was filed on March 24, 2008, and the AIG parties filed a motion to dismiss the amended complaint on April 21, 2008. On July 8, 2008, the court granted the AIG parties' motion to dismiss all claims without prejudice and granted plaintiff leave to refile subject to certain conditions. Plaintiffs filed their second amended complaint on July 22, 2008. On March 27, 2009, the court granted the AIG parties' motion to dismiss all claims in the second amended complaint related to pre-2001 policies and all claims against certain AIG subsidiaries, denied the motion to dismiss as to claims against AIG and the remaining subsidiaries, and granted the AIG parties' motion to strike certain allegations from the complaint. Limited discovery related to the AIG parties' filed-rate doctrine defense was conducted and certain legal issues related to that defense have been certified to the South Carolina Supreme Court for determination. However, this action no longer involves allegations of underreporting of workers' compensation premium and no longer relates to the regulatory settlements and litigation concerning those issues.

     In April 2007, the National Association of Insurance Commissioners (the
     NAIC) formed a Settlement Review Working Group, directed by the State of Indiana, to review the Workers Compensation Residual Market Assessment portion of the settlement between AIG, the NYAG, and the NYDOI. In late 2007, the Settlement Review Working Group, under the direction of Indiana, Minnesota and Rhode Island, recommended that a multi-state targeted market conduct examination focusing on workers compensation insurance be commenced under the direction of the NAIC's Market Analysis Working Group. AIG was informed of the multi-state targeted market conduct examination in January 2008. The lead states in the multi-state examination are Delaware, Florida, Indiana, Massachusetts, Minnesota, New York, Pennsylvania and Rhode Island. All other states (and the District of Columbia) have agreed to participate in the multi-state examination. To date, the examination has focused on legacy issues related to AIG's writing and reporting of workers compensation insurance between 1985 and 1996. AIG has also been advised that the examination will focus on current compliance with legal requirements applicable to such business. Although AIG has been advised by counsel engaged by the lead states to assist in their investigation that to date no determinations have been made with respect to these issues, AIG cannot predict the outcome of the investigation and there can be no assurance that any regulatory action resulting from the investigation will not have a material adverse effect on the Company and its business.

     After the NYAG filed its complaint against insurance broker Marsh, policyholders brought multiple federal antitrust and Racketeer Influenced and Corrupt Organizations Act (RICO) class actions in jurisdictions across the nation against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids. These actions, including 24 complaints filed in different federal courts naming AIG or an AIG subsidiary as a defendant, were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings.

     The consolidated actions have proceeded in that court in two parallel actions, In re insurance Brokerage Antitrust Litigation (the Commercial Complaint) and In re Employee Benefit Insurance Brokerage Antitrust Litigation (the Employee Benefits Complaint, and, together with the Commercial Complaint, the multi-district litigation).

     The plaintiffs in the Commercial Complaint are a group of corporations, individuals and public entities that contracted with the broker defendants for the provision of insurance brokerage services for a variety of insurance needs. The broker defendants were alleged to have placed insurance coverage on the plaintiffs' behalf with a number of insurance companies named as defendants, including certain AIG subsidiaries, including American Home Assurance Company (American Home), AIU Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company), Chartis Property Casualty Company (f/k/a both Birmingham Fire Insurance Company of Pennsylvania and AIG Casualty Company), Commerce and Industry Insurance Company, Lexington Insurance Company, National Union Fire Insurance Company of Louisiana, New Hampshire Insurance Company, and The Insurance Company of the State of Pennsylvania. The Commercial Complaint also named various brokers and other insurers as defendants (three of which have since settled). The Commercial Complaint alleges that defendants engaged in a widespread conspiracy to allocate customers through "bid-rigging" and "steering" practices. The Commercial Complaint also alleges that the insurer defendants permitted brokers to place business with AIG subsidiaries through wholesale intermediaries affiliated with or owned by those same brokers rather than placing the business with AIG subsidiaries directly. Finally, the Commercial Complaint alleges that the insurer defendants entered into agreements with broker defendants that tied insurance placements to reinsurance placements in order to provide additional compensation to each broker. Plaintiffs assert that the defendants violated the Sherman Antitrust Act, RICO, the antirust laws of 48 states and the District of Columbia, and were liable under common law breach of fiduciary duty and unjust enrichment theories. Plaintiffs seek treble damages plus interest and attorneys' fees as a result of the alleged RICO and the Sherman Antitrust Act violations.

     The plaintiffs in the Employee Benefits Complaint are a group of individual employees and corporate and municipal employees alleging claims on behalf of two separate nationwide purported classes: an employee class and an employer class that acquired insurance products from the defendants from January 1, 1998 to December 31, 2004. The Employee Benefits Complaint names AIG, and certain of its subsidiaries, including American Home, as well as various other brokers and insurers, as defendants. The activities alleged in the Employee Benefits Complaint, with certain exceptions, tracked the allegations of contingent commissions, bid-rigging and tying made in the Commercial Complaint.

     The court in connection with the Commercial Complaint granted (without leave to amend) defendants' motions to dismiss the federal antitrust and RICO claims on August 31, 2007 and September 28, 2007, respectively. The court declined to exercise supplemental jurisdiction over the state law claims in the Commercial Complaint and therefore dismissed it in its entirety. On January 14, 2008, the court granted defendants' motion for summary judgment on the ERISA claims in the Employee Benefits Complaint and subsequently dismissed the remaining state law claims without prejudice, thereby dismissing the Employee Benefits Complaint in its entirety. On February 12, 2008 plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     with respect to the dismissal of the Employee Benefits Complaint. Plaintiffs previously appealed the dismissal of the Commercial Complaint to the United States Court of Appeals for the Third Circuit on October 10, 2007. Both appeals are fully briefed and oral argument on both appeals took place on April 21, 2009.

     A number of complaints making allegations similar to those in the multi-district litigation have been filed against AIG, certain subsidiaries and other defendants in state and federal courts around the country. The defendants have thus far been successful in having the federal actions transferred to the District of New Jersey and consolidated into the multi-district litigation. These additional consolidated actions are still pending in the District of New Jersey, but are currently stayed pending a decision by the court on whether they will proceed during the appeal of the dismissal of the multi-district litigation. The AIG defendants have sought to have state court actions making similar allegations stayed pending resolution of the multi-district litigation. These efforts have generally been successful, although four cases have proceeded (one each in Florida and New Jersey state courts that have settled, and one each in Texas and Kansas state courts that are proceeding). In the Texas case, a hearing was held on November 11, 2009 on defendants' Special Exceptions. In the Kansas case, the defendants filed a motion to dismiss on January 14, 2010.

     On August 24, 2007, the Ohio Attorney General filed a complaint in the Ohio Court of Common Pleas against AIG and a number of its subsidiaries, and several other broker and insurer defendants, asserting violation of Ohio's antitrust laws. The complaint, which is similar to the Commercial Complaint, alleged that the AIG defendants and the other broker and insurer defendants conspired to allocate customers, divide markets, and restrain competition in commercial lines of casualty insurance sold through the broker defendant. The complaint sought treble damages on behalf of Ohio public purchasers of commercial casualty insurance, disgorgement on behalf of both public and private purchasers of commercial casualty insurance, as well as a $0.5 per day penalty for each day of conspiratorial conduct. The AIG defendants, along with other co-defendants, moved to dismiss the complaint on November 16, 2007. On June 30, 2008, the court denied defendants' motion to dismiss. On August 18, 2008, defendants filed their answers to the complaint. On April 1, 2010, the AIG defendants and the Ohio Attorney General executed an agreement settling the Ohio Attorney General's claims. The settlement agreement calls for the AIG defendants to pay a total of $9,000, and to continue to maintain certain producer compensation disclosure and ongoing compliance initiatives.

     AIG Domestic Claims, Inc. (AIGDC, n/k/a Chartis Claims, Inc.), an indirect wholly owned subsidiary of AIG that provides certain claims adjustment services to the Company, was named as a defendant in a putative class action lawsuit in the 14th Judicial District Court for the State of Louisiana. Plaintiffs were medical providers who allege that Chartis Claims, Inc. (as well as other defendants not affiliated with the Company) failed to comply with certain provisions of the Louisiana Any Willing Provider Act (the Act). The complaint sought monetary penalties and injunctive relief related to preferred provider organization discounts taken by defendants on bills submitted by Louisiana medical providers and hospitals who provided treatment or services to workers' compensation claimants. These claimants were occupationally ill or injured workers whose employers were named insureds under workers compensation policies issued by various insurance companies, including the Company. On September 23, 2005, certain defendants, including Chartis Claims, Inc. filed a motion for summary judgment, seeking dismissal of plaintiffs' claims, and plaintiffs cross-moved for partial summary judgment. On July 20, 2006, the Court both denied Chartis Claims, Inc. motion for summary judgment and granted plaintiffs' partial motion for summary judgment, holding that Chartis Claims, Inc. is a "group purchaser" under the Act, and that the Act applies to medical services provided to workers' compensation claimants.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     On November 28, 2006, the Court issued an order certifying a class of providers and hospitals. In an unrelated action also arising under the Act, a Louisiana appellate court ruled that the Court lacked jurisdiction to adjudicate the claims at issue. In response, Chartis Claims, Inc. along with its co-defendants filed an exception for lack of subject matter jurisdiction. On January 19, 2007, the Court denied the motion, holding that it has jurisdiction over the putative class claims. Chartis Claims, Inc., along with the other defendants in the action, appealed the Court's class certification and jurisdictional ruling.

     On January 25, 2008, plaintiffs and Chartis Claims, Inc. agreed to resolve this action on a classwide basis for $28,750. The court granted final approval of the settlement in May 2008 and most of the settlement funds have been distributed. The action has also been dismissed with prejudice.

     AIG is also subject to various legal proceedings which have been disclosed in AIG's periodic filings under the Securities Exchange Act of 1934, as amended, in which the Company is not named as a party, but whose outcome may nonetheless adversely affect the Company's financial position or results of operation.

     Except as may have been otherwise noted above with respect to specific matters, the Company cannot predict the outcome of the matters described above, reasonably estimate the potential costs related to these matters, or determine whether other AIG subsidiaries, including the Company, would have exposure to proceedings in which they are not named parties by virtue of their participation in an intercompany pooling arrangement. In the opinion of management, except as may have been otherwise noted above with respect to specific matters, the Company's ultimate liability for the matters referred to above is not likely to have a material adverse effect on the Company's financial position, although it is possible that the effect would be material to the Company's results of operations for an individual reporting period.

B.   LEASES
     ------

     The Company is the lessee for the office space occupied by it and several affiliates under various non-cancelable operating lease agreements that expire through October 21, 2023. Rental expense under these leases is allocated to each affiliate based upon the percentage of space occupied. The total lease expense was $93,579, $91,142 and $42,333 in 2009, 2008 and 2007, respectively.

     At January 1, 2010, the minimum aggregate annual rental commitments are as follows:

2010                           $ 97,602
2011                             98,388
2012                             99,685
2013                             85,658
2014                             79,209
Thereafter                      363,062
                               --------
TOTAL MINIMUM LEASE PAYMENTS   $823,604
                               ========

     Certain rental commitments have renewal options extending through the year 2035. Some of these renewals are subject to adjustments in future periods.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

C.   OTHER CONTINGENCIES
     -------------------

     In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity to fund future claim obligations. In the event the life insurers providing the annuity, on certain structured settlements, are not able to meet their obligations, the Company would be liable for the payments of benefits. As of December 31, 2009, the Company has not incurred a loss and there has been no default by any of the life insurers included in the transactions. Management believes that based on the financial strength of the life insurers involved in these structured settlements the likelihood of a loss is remote.

     The estimated loss reserves eliminated by such structured settlement annuities and the present value of annuities due from all life insurers (mostly affiliates) which the Company remains contingently liable amounted to $1,678,888 as of December 31, 2009. Also, as of December 31, 2009, the Company had the following amounts of annuities in excess of 1% of its policyholders' surplus due from the following life insurers:

                                                                     Licensed in
Name of life insurer                           Location   Balances     New York
---------------------------------------------  --------   --------   -----------
American General Life Insurance Company        Texas      $714,150       Yes
American International Life Assurance Company  New York    653,916       Yes
BMO Life Assurance Company                     Canada      248,700        No

     Of the amount of annuities due from American General Life Insurance Company, $604,995 represents amounts assigned to the Company from American Home.

     As part of its private equity portfolio investment, as of December 31, 2009 the Company may be called upon for an additional capital investment of up to $388,432. The Company expects only a small portion of this additional capital will be called upon during 2010.

     The Company has committed to provide (pound)50,000 in capital to a Lloyd's Syndicate. The Company accrued a loss of (pound)10.8 million ($17.3 million) at December 31, 2009.

     As fully disclosed in Note 5, the Company has guaranteed the policyholder obligations of certain affiliated insurance companies. Each of the guaranteed affiliates has admitted assets in excess of policyholder liabilities. The Company believes that the likelihood of a payment under any of these guarantees is remote. Refer to Note 4 for Asbestos and Environmental claims.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

NOTE 13 - OTHER SIGNIFICANT MATTERS
-----------------------------------

     The Company underwrites a significant concentration of its direct business with brokers.

     The Company's direct percentage of policyholder dividend participating policies is 0.05 percent. Policyholder dividends are accounted for on an incurred basis. In connection therewith, during 2009, 2008 and 2007, policyholder dividends amounted to $0, $360 and $130, respectively, and were reported as Other Income in the accompanying statements of income.

     As of December 31, 2009 and 2008, other admitted assets as reported in the accompanying Statements of Admitted Assets were comprised of the following balances:

OTHER ADMITTED ASSETS                          2009        2008
-----------------------------------------   ---------   ---------
Accrued recoverables and other assets       $ 111,154   $ 122,345
Allowance for doubtful accounts              (268,712)   (375,946)
Note receivable - reinsurance commutation      39,065          --
Guaranty funds receivable or on deposit        16,017      19,086
Loss funds on deposit                          64,845      60,882
Paid loss clearing                            318,182     332,286
Retroactive reinsurance recoverable             5,874       6,585
                                            ---------   ---------
   TOTAL OTHER ADMITTED ASSETS              $ 286,425   $ 165,238
                                            =========   =========

     Guaranty funds receivable represent payments to various state insolvency funds which are recoupable against future premium tax payments in the respective states. Various states allow insurance companies to recoup assessments over a period of five to ten years. As of December 31, 2009 and 2008, the Company's liability for insolvency assessments amounted to $40,398 and $54,318, respectively, with related assets for premium tax credits of $16,017 and $19,086, respectively. Of the amount accrued, the Company expects to pay approximately $24,381 for insolvency assessments during the next year. In addition, the Company anticipates it will realize $9,709 of premium tax offset credits and the associated liability in years two through five. The remaining $6,308 will be realized between years five and ten.

     The Company routinely assesses the collectability of its receivable balances for potentially uncollectible premiums receivable due from agents and reinsurance recoverable balances. In connection therewith, as of December 31, 2009 and 2008, the Company had established an allowance for doubtful accounts of $268,712 and $375,946, respectively, which was reported as a contra asset within Other Admitted Assets in the accompanying Statements of Admitted Assets.

     During 2009, 2008 and 2007, the Company recorded $37,084, $50,530 and $94,880, respectively, for allowance for doubtful accounts to Net Loss from Agents' Balances Charged-off in the accompanying Statements of Income.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     As of December 31, 2009 and 2008, other liabilities as reported in the accompanying Statements of Liabilities, Capital and Surplus were comprised of the following balances:

OTHER LIABILITIES                                                     2009       2008
-----------------------------------------------------------------   --------   --------
Accrued retrospective premiums                                      $ 74,830   $ 59,542
Amounts withheld or retained by company for account of others          5,951      5,957
Deferred commission earnings                                           6,488     11,667
Salvage and subrogation recoverable                                    1,034      8,019
Other liabilities, includes suspense accounts, experience account
   balances and certain accruals                                     145,924     90,290
Remittances and items not allocated                                   44,299     31,821
Retroactive reinsurance payable                                        1,830      7,255
                                                                    --------   --------
   TOTAL OTHER LIABILITIES                                          $280,356   $214,551
                                                                    ========   ========

     EVENTS OCCURRING AT THE AIG LEVEL
     ---------------------------------

     In September 2008, AIG experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("NY Fed"). Pursuant to the credit facility agreement, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock with the payments attributable to the Series C Preferred Stock being approximately 79.9 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as if converted and (ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and holds approximately 79.9 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as if converted. The Series C Preferred Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates.

     The credit facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. Although the Company is not a guarantor of the credit facility obligations and it has not pledged any assets to secure those obligations, its immediate parent company, AIG Commercial Insurance Group, Inc., has guaranteed the credit facility obligations (but has not pledged its ownership interest in the Company).

     On November 25, 2008, AIG entered into an agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury, as part of the Troubled Assets Relief Program, $40 billion of Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock"), and a 10-year warrant to purchase 53,798,766 shares of common stock (the "Warrant"). The proceeds from the sale of the Series D Preferred Stock and the Warrant were used to repay borrowings under the credit facility and, in connection therewith, the maximum commitment amount under the credit facility agreement was reduced from $85 billion to $60 billion.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     During the fourth quarter of 2008, AIG and certain of its subsidiaries entered into agreements with the NY Fed in connection with the special purpose financing vehicles known as Maiden Lane II LLC and Maiden Lane III LLC. The Company was not a party to these agreements and these transactions did not affect the Company's financial condition, results of operations or cash flows.

     On October 3, 2008, AIG announced a restructuring plan under which AIG's Life Insurance & Retirement Services operations and certain other businesses would be divested in whole or in part. Since that time, AIG has sold certain businesses and assets and has entered into contracts to sell others. However, global market conditions have continued to deteriorate, posing risks to AIG's ability to divest assets at acceptable values. AIG's restructuring plan has evolved in response to these market conditions. Specifically, AIG's current plans involve transactions between AIG and the NY Fed with respect to AIA and ALICO as noted above, as well as preparation for a potential sale of a minority stake in its property and casualty and foreign general insurance businesses.

     NOTE 14 - SUBSEQUENT EVENTS
     ---------------------------

     Type I - Recognized Subsequent Events:

     Subsequent events have been considered through May 3, 2010 for the statutory statement issued on May 3, 2010.

     The Company, with the approval of the Pennsylvania Insurance Department, has reflected the redemption of its investment in the Series A preferred shares of AIG Capital Corporation (Issuer) as a Type 1 subsequent event. On February 19, 2010, the Company received $2 billion from the Issuer as consideration for the redemption as well as $38,333 representing accrued dividends for the 4th quarter of 2009 and 1st quarter of 2010 through the settlement date. The proceeds received from the redemption and the accrued dividends through December 31, 2009 have been reported as part of the balance sheet account "Receivable from parent, subsidiaries and affiliates".

     Type II - Nonrecognized Subsequent Events:

     Subsequent events have been considered through May 3, 2010 for the statutory statement issued on May 3, 2010.

     On February 12, 2010, the Company acquired junior and senior notes of $210,000 and $474,000 respectively from Fieldstone Securitization II LLC, a wholly-owned subsidiary of Quartz Holdings LLC. Quartz Holdings LLC is an affiliate of the Company and a wholly-owned subsidiary of Chartis U.S., Inc. The Company does not have a controlling interest in Fieldstone Securitization II LLC. The junior and senior notes have a maturity date of January 25, 2040, have stated interest rates of 11% and 7.75%, respectively and have been self rated. The Department has approved that the notes be characterized as non-affiliate debt investments for financial reporting purposes.

     In connection with the issuance of the notes, Graphite Management LLC, a wholly-owned subsidiary of Quartz Holdings LLC, used a portion of the proceeds to repay $834,384 to the Company in connection with an existing liquidity facility between the two parties.

     On February 23, 2010, the Company entered into a Capital Maintenance Agreement (CMA) with its Ultimate Parent, AIG. The CMA provides that in the event that the Company's Total Adjusted Capital falls below 200% of the Company's Authorized Control Level Risk Based Capital (RBC), as shown in the Company's 2009 Annual Statement,

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     together with any adjustments or modifications required by the Company's domiciliary regulator, AIG will within thirty days of written notice thereof provide a capital contribution to the Company in an amount that equals the difference between the Company's Total Adjusted Capital and 200% of the Company's Authorized Control Level RBC. In lieu of making any such capital contribution, with the approval of the domiciliary insurance department, AIG may provide a letter of credit naming the Company as beneficiary.

     The current CMA supersedes and replaces a similar agreement that related to the Company's December 31, 2008 surplus position.

     On March 5, 2010, the Company's board of directors declared a dividend of $170 million to its immediate parent.

     As noted in Note 13, on April 21, 2009, AIG announced its intent to contribute Chartis Inc., the Company's intermediate parent company (formerly AIU Holdings, Inc.), and Chartis International, LLC (formerly AIU Holdings LLC) to a newly-formed special purpose vehicle ("SPV") in exchange for membership interests in the SPV, subject to receipt of applicable regulatory approvals. On July 27, 2009, AIG announced the formation of the SPV, and on January 29, 2010, AIG contributed Chartis Inc. to the SPV. AIG contributed Chartis International, LLC to the SPV on March 12, 2010.

     Effective April 1, 2010, the Commercial Pool commuted a significant reinsurance agreement covering multiple underwriting years with an affiliated reinsurer. The commutation was effected on a cutoff basis and resulted in the Commercial Pool recapturing loss and loss adjustment expense reserves of $2.21 billion in exchange for consideration of $1.84 billion, resulting in a loss of $366 million. The Company's share was $839 million, $700 million and $139 million, respectively.

                           PART C: OTHER INFORMATION

ITEM 26. EXHIBITS

(a)  Board of Directors Resolution.
     ______________________________

     (1) Certificate of Resolution authorizing the establishment of separate accounts for the issuance and sale of variable life insurance contracts. (13)

     (2) Section 5, the "Governing Law and Name of Surviving Corp." of the Agreement and Plan of Merger. (Filed herewith)

(b)  Custodian Agreements.     Inapplicable.
     _____________________

(c)  Underwriting Contracts.
     _______________________

     (1) Specimen form of Amended and Restated Distribution Agreement between The United States Life Insurance Company in the City of New York and American General Equity Services Corporation, dated September 22, 2009. (Filed herewith)

     (2) Form of Schedule A as of January 1, 2011 to Amended and Restated Distribution Agreement between The United States Life Insurance Company in the City of New York and American General Equity Services Corporation, dated September 22, 2009. (Filed herewith)

     (3)    Form of Selling Group Agreement. (Filed herewith)

(d)  Contracts.
     __________

     (1) Form of Group Flexible Premium Variable Life Insurance Policy - Non-Participating (Policy Form No. 21GVULD997). (13)

     (2) Form of Group Flexible Premium Variable Life Insurance Certificate (Certificate Form No. 26GVULD997). (14)

     (3) Specimen form of Merger Endorsement for owners and participants residing in New York. (Filed herewith)

(e)  Applications.
     _____________

     (1) Form of Application for Group Flexible Premium Variable Life Insurance Policy, Form No. 24COLI400NY. (3)

     (2) Form of Supplemental Application for Life Insurance, Form No. 24GVSUP997NY. (Filed herewith)

     (3)    Form of Subaccount Transfer Request form. (15)

     (4)    Form of Premium Allocation form. (15)

     (5)    Form of Loan/Surrender Request form. (15)

     (6)    Form of Dollar Cost Averaging Request form. (15)

     (7)    Form of Change Request form. (5)

     (8)    Form of Reallocation and Rebalancing Request form. (15)

     (9)    Form of Automatic Rebalancing Request. (15)

     (10) Specimen Form of Life Insurance Application - Part A, Form No. AGLC100565-NY-2006. (10)

     (11) Specimen Form of Life Insurance Application - Part B, Form No. AGLC100566-NY-2006. (10)

     (12) Specimen Form of Variable Universal Life Insurance Supplemental Application, Form No. AGLC103226-NY Rev 0409. (11)

     (13) Specimen Form of Service Request Form, Form No. AGLC103296-NY Rev0509. (12)

     (14) Specimen Form of Limited Temporary Life Insurance Agreement, Form No. AGLC101431-NY-1006. (10)

     (15) Specimen Form of Limited Temporary Life Insurance Agreement Receipt, Form No. AGLC101432-NY-2006. (10)

     (16) Form of Reinstatement or Reduction of Premium Rate Application for Life Insurance, Form No. AGLC100440-33. (10)

     (17)   Form of In-Force Change Application, Form No. AGLC100386-33. (10)

(f)  Depositor's Certificate of Incorporation and By-Laws.
     _____________________________________________________

     (1) Copy of the Amended and Restated Bylaws of The United States Life Insurance Company in the City of New York dated July 25, 2002. (8)

(g)  Reinsurance Contracts.
     ______________________

     (1) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and General & Cologne Life Re of America. (9)

     (2) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and Munich American Reassurance Company. (9)

     (3) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and RGA Reinsurance Company. (9)

     (4) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and Swiss Re Life & Health America, Inc. (9)

(h)  Participation Agreements.
     _________________________

     (1)(a) Form of Participation Agreement among AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (formerly AIM Variable Insurance Funds, Inc.), American International Life Assurance Company of New York and American General Equity Services Corporation (formerly AIG Equity Sales Corp.). (Filed herewith)

     (1)(b) Form of Amendment No.1 to Participation Agreement among AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (formerly AIM Variable Insurance Funds, Inc.), American International Life Assurance Company of New York and American General Equity Services Corporation (formerly AIG Equity Sales Corp.). (Filed herewith)

     (1)(c) Form of Letter of Consent among AIM Variable Insurance Funds (Invesco Variable Insurance Funds), American International Life Assurance Company of New York, The United States Life Insurance Company in the City of New York and American General Equity Services Corporation. (Filed herewith)

     (2)(a) Form of Participation Agreement among Alliance Variable Products Series Fund, Inc., Alliance Fund Distributors, Inc. and American International Life Assurance Company of New York. (3)

     (2)(b) Form of Letter of Consent among AllianceBernstein Variable Products Series Fund, Inc., American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (Filed herewith)

     (3)(a) Form of Shareholder Services Agreement by and between The United States Life Insurance Company in the City of New York and American Century Investment Services, Inc. (1)

     (3)(b) Form of Amendment No. 2 to Shareholder Services Agreement by and among American Century Investment Services, Inc. and The United States Life Insurance Company in the City of New York. (Filed herewith)

     (4)(a) Form of Participation Agreement by and among Credit Suisse Warburg Pincus Trust, Credit Suisse Asset Management, LLC, Credit Suisse Asset Management Securities, Inc. and American International Life Assurance Company of New York. (4)

     (4)(b) Form of Letter of Consent among Credit Suisse Trust, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (Filed herewith)

     (5)(a) Form of Participation Agreement by and among Variable Insurance Products Fund, Fidelity Distributors Corporation and American International Life Assurance Company of New York. (4)

     (5)(b) Form of Letter of Consent among Fidelity Variable Insurance Products Fund I, II, III and V, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (Filed herewith)

     (6)(a) Form of Participation Agreement by and among Variable Insurance Products Fund II, Fidelity Distributors Corporation and American International Life Assurance Company of New York. (4)

     (7)(a) Form of Participation Agreement by and among Variable Insurance Products Fund III, Fidelity Distributors Corporation and American International Life Assurance Company of New York. (4)

     (8)(a) Form of Amended and Restated Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of September 5, 2003. (11)

     (8)(b) Form of Amendment No. 1 to Amended and Restated Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (11)

     (8)(c) Form of Amendment to Participation Agreement, effective June 5, 2007 by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (21)

     (8)(d) Form of Amendment No. 3 to Amended and Restated Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (11)

     (8)(e) Form of Amendment No. 4 to Amended and Restated Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin/ Templeton Distributors, Inc. effective December 31, 2010. (Filed herewith)

     (9)(a) Form of Participation Agreement by and among Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and American International Life Assurance Company of New York. (5)

     (9)(b) Form of Letter of Consent among Goldman Sachs Variable Insurance Trust, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (Filed herewith)

     (10)(a) Form of Fund Participation Agreement by and among American International Life Assurance Company of New York, JPMorgan Insurance Trust, JPMorgan Investment Advisors Inc., J.P. Morgan Investment Management Inc. and JPMorgan Funds Management, Inc. effective as of April 24, 2009. (19)

     (10)(b) Form of Fund/SERV Amendment to Participation Agreement by and between American International Life Assurance Company of New York and J.P. Morgan Series Trust II. (19)

     (10)(c) Form of Letter of Consent among JPMorgan Insurance Trust, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (Filed herewith)

     (11)(a) Form of Participation Agreement by and among Merrill Lynch Variable Series Funds, Inc., FAM Distributors, Inc. and American International Life Assurance Company of New York. (4)

     (11)(b) Form of Letter of Consent among BlackRock Variable Series Funds, Inc., American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (Filed herewith)

     (12)(a) Form of Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd, LLP and American International Life Assurance Company of New York. (2)

     (12)(b) Form of Amendment to Participation Agreement among The Universal Institutional Funds, Inc. (formerly Morgan Stanley Universal Funds, Inc.), Morgan Stanley Investment Management Inc. (formerly Morgan Stanley Asset Management Inc.), Morgan Stanley Investments LP (formerly Miller Anderson & Sherrerd, LLP) and American International Life Assurance Company of New York. (3)

     (12)(c) Form of Letter of Consent among The Universal Institutional Funds, Inc., American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (Filed herewith)

     (13)(a) Form of Fund Participation Agreement by and among Neuberger & Berman Advisers Management Trust, Advisers Managers Trust, Neuberger & Berman Management Incorporated and American International Life Assurance Company of New York. (5)

     (13)(b) Form of Amendment to Fund Participation Agreement by and among Neuberger & Berman Advisers Management Trust, Advisers Managers Trust, Neuberger & Berman Management Incorporated and American International Life Assurance Company of New York. (5)

     (13)(c) Form of Letter of Consent among Neuberger Berman Advisers Management Trust, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (Filed herewith)

     (14)(a) Form of Participation Agreement by and among PIMCO Variable Insurance Trust, PIMCO Funds Distributors LLC and American International Life Assurance Company of New York. (4)

     (14)(b) Form of Letter of Consent among PIMCO Variable Insurance Trust, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (Filed herewith)

     (15)(a) Form of Participation Agreement among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation (formerly American General Securities Incorporated), VALIC Company I (formerly American General Series Portfolio Company) and The Variable Annuity Life Insurance Company. (23)

     (15)(b) Form of Second Amendment to Participation Agreement Among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation (formerly American General Securities Incorporated), VALIC Company I (formerly American General Series Portfolio Company) and The Variable Annuity Life Insurance Company. (24)

     (15)(c) Form of Third Amendment to Participation Agreement among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, VALIC Company I and The Variable Annuity Life Insurance Company. (Filed herewith)

     (16)(a) Form of Participation Agreement by and among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and American International Life Assurance Company of New York. (4)

     (16)(b) Form of Letter of Consent among The Vanguard Group, Inc., Vanguard Variable Insurance Fund, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (Filed herewith)

     (17)(a) Form of Administrative Services Agreement between American International Life Assurance Company of New York and A I M Advisors, Inc. (Filed herewith)

     (18)(a) Form of Administrative Services Agreement by and among Credit Suisse Asset Management, LLC and American International Life Assurance Company of New York. (4)

     (19)(a) Form of Sub-License Agreement between Fidelity Distributors Corporation and American International Life Assurance Company of New York. (Filed herewith)

     (20)(a) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Franklin Templeton Services, LLC. (22)

     (21)(a) Form of PIMCO Variable Insurance Trust Services Agreement between PIMCO Variable Insurance Trust and American International Life Assurance Company of New York. (Filed herewith)

     (22)(a) Form of Services Agreement between Pacific Investment Management Company and American International Life Assurance Company of New York. (Filed herewith)

     (23)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between AIM Investment Services, Inc. and American International Life Assurance Company of New York. (Filed herewith)

     (24)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between AllianceBernstein and American International Life Assurance Company of New York. (7)

     (25)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between American Century and American International Life Assurance Company of New York. (7)

     (26)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Credit Suisse and American International Life Assurance Company of New York. (7)

     (27)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Fidelity and American International Life Assurance Company of New York. (7)

     (28)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Franklin Templeton and American International Life Assurance Company of New York. (7)

     (29)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Goldman Sachs and American International Life Assurance Company of New York. (7)

     (30)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between JPMorgan Insurance Trust and American International Life Assurance Company of New York. (19)

     (31)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Merrill Lynch (BlackRock) and American International Life Assurance Company of New York. (7)

     (32)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Neuberger Berman and American International Life Assurance Company of New York. (7)

     (33)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between PIMCO and American International Life Assurance Company of New York. (7)

     (34)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between UIF Morgan Stanley and American International Life Assurance Company of New York. (7)

     (35)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between VALIC and American International Life Assurance Company of New York. (7)

     (36)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Vanguard and American International Life Assurance Company of New York. (7)

     (37)(a) Form of Administrative Services Agreement between American International Life Assurance Company of New York, Merrill Lynch Variable Series Funds, Inc. and FAM Distributors, Inc. (Filed herewith)

     (38)(a) Form of Letter Agreement between American International Life Assurance Company of New York and BlackRock Distributors, Inc. (Filed herewith)

     (39)(a) Form of Amendment No. 4 to Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Franklin Templeton Services, LLC. effective December 31, 2010. (Filed herewith)

(i)  Administrative Contracts.
     _________________________

     (1) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and American General Life Companies, effective February 1, 2004. (11)

     (2)(a) Form of Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York. (11)

     (2)(b) Form of Addendum No. 1 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, dated May 21, 1975. (11)

     (2)(c) Form of Addendum No. 2 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, dated September 23, 1975. (11)

     (2)(d) Form of Addendum No. 24 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, dated December 30, 1998.
            (11)

     (2)(e) Form of Addendum No. 28 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York and American General Life Companies, effective January 1, 2002. (11)

     (2)(f) Form of Addendum No. 32 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, American General Life Companies, LLC and American General Equity Services Corporation, effective May 1, 2004. (11)

     (2)(g) Form of Addendum No. 34 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, American General Life Companies, LLC and American General Equity Services Corporation, effective September 1, 2003. (11)

     (2)(h) Form of Letter of Understanding between The United States Life Insurance Company in the City of New York and American International Group, Inc. Re: Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, effective
            September 1, 2003. (11)

(j)  Other Material Contracts.
     _________________________

     (1) General Guarantee Agreement from National Union Fire Insurance Company of Pittsburgh, Pa. on behalf of American International Life Assurance Company of New York. (Filed herewith)

     (2) Notice of Termination of Guarantee as Published in the Wall Street Journal on March 31, 2010. (Filed herewith)

     (3) Notice of Termination of AIG Support Agreement between American International Life Assurance Company of New York and American International Group, Inc., including a copy of the agreement attached to such Notice as Exhibit I. (Filed herewith)

     (4) Specimen form of Agreement and Plan of Merger including the Charter of The United States Life Insurance Company in the City of New York as the Surviving Corporation. (Filed herewith)

(k)  Legal Opinion.
     ______________

     (1) Opinion and Consent of Lauren W. Jones, Esq., Chief Counsel of American General Life Companies, LLC. (Filed herewith)

(l)  Actuarial Opinion.  Not applicable.
     __________________

(m)  Calculation.    None
     ____________

(n)  Other Opinions.
     _______________

     (1) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. (Filed herewith)

(o)  Omitted Financial Statements.  None
     _____________________________

(p)  Initial Capital Agreements.    None
     ___________________________

(q)  Redeemability Exemption.
     ________________________

     (1) Description of The United States Life Insurance Company in the City of New York's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 as of May 1, 2009. (11)

(r)  Powers of Attorney.
     ___________________

     (1) Power of Attorney with respect to Registration Statements and Amendments thereto signed by the directors and, where applicable, officers of National Union Fire Insurance Company of Pittsburgh, Pa. (16)

     (2) Power of Attorney with respect to Registration Statements and Amendments thereto signed by John Quinlan Doyle, Director and President, and Neil Anthony Faulkner, Director, and David Neil Fields, Director, of National Union Fire Insurance Company of Pittsburgh, Pa. (17)

     (3) Power of Attorney with respect to Registration Statements and Amendments thereto removing Neil Anthony Faulkner, Director, and adding Mark Timothy Willis, Director, of National Union Fire Insurance Company of Pittsburgh, Pa. (18)
--------

(1) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on October 20, 2000.

(2) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-63412) of Variable Account A of American International Life Assurance Company of New York filed on December 28, 2001.

(3) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on April 25, 2003.

(4) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on
     June 16, 2003.

(5) Incorporated by reference to Post-Effective Amendment No. 10 to Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on May 2, 2005.

(6) Incorporated by reference to Post-Effective Amendment No. 14 to Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on May 1, 2006.

(7) Incorporated by reference to Post-Effective Amendment No. 16 to Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on May 1, 2007.

(8) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-105246) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on September 5, 2003.

(9) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-105246) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 1, 2007.

(10) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-6 Registration Statement (File No. 333-105246) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on April 30, 2008.

(11) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-151575) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 1, 2009.

(12) Incorporated by reference to Post-Effective Amendment No. 2 to Form N-6 Registration Statement (File No. 333-151575) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 3, 2010.

(13) Incorporated by reference to Post-Effective Amendment No. 4 of Form S-6 Registration Statement (File No. 033-90686) of Variable Account B of American International Life Assurance Company of New York filed on October 27, 1998.

(14) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on March 23, 1998.

(15) Incorporated by reference to Post-Effective Amendment No. 18 to Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on May 1, 2009.

(16) Incorporated by reference to Post-Effective Amendment No. 13 of Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on
     March 24, 2006.

(17) Incorporated by reference to Post-Effective Amendment No. 15 of Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on
     June 22, 2006.

(18) Incorporated by reference to Post-Effective Amendment No. 17 of Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on
     April 30, 2008.

(19) Incorporated by reference to Post-Effective Amendment No. 19 of Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on May 3, 2010.

(20) Incorporated by reference to Pre-Effective Amendment No. 1 of Form N-6 Registration Statement (File No. 333-137941) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 1, 2007.

(21) Incorporated by reference to Pre-Effective Amendment No. 1 of Form N-6 Registration Statement (File No. 333-149403) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 23, 2008.

(22) Incorporated by reference to Post-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on December 4, 2001.

(23) Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on November 5, 1999.

(24) Incorporated by reference to Pre-Effective Amendment No. 1 of Form N-4 Registration Statement (File No. 333-109499) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on December 18, 2003.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

                                POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL              THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS               CITY OF NEW YORK
------------------              -----------------------------------------------

Jay S. Wintrob                  Director and Chairman of the Board of Directors
1 SunAmerica Center
1999 Avenue of the Stars
Los Angeles, CA 90067

Mary Jane B. Fortin             Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

M. Bernard Aidinoff             Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

Don W. Cummings                 Director, Senior Vice President and Chief
2727-A Allen Parkway            Financial Officer
Houston, TX 77019

Jack R. Harnes                  Director
599 Lexington Avenue
New York, NY 10022

Kyle L. Jennings                Director, Executive Vice President, General
2929 Allen Parkway              Counsel and Secretary
Houston, TX 77019

                                POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL              THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS               CITY OF NEW YORK
------------------              -----------------------------------------------

Scott Harris Richland           Director
1685 Rico Place
Palos Verdes Ests., CA 90274

David R. Armstrong              President and Chief Executive Officer -
3600 Route 66                   Benefit Solutions
Neptune, NJ 07754

Ronald J. Harris                President - Matrix Direct
9640 Granite Ridge Dr.
San Diego, CA 92123

Jeffrey H. Carlson              Executive Vice President, Chief Service and
2929 Allen Parkway              Information Officer
Houston, TX 77019

Steven D. Anderson              Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Erik A. Baden                   Senior Vice President - Strategic Marketing
2929 Allen Parkway              and Business Development
Houston, TX 77019

Wayne A. Barnard                Senior Vice President and Illustration Actuary
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein             Senior Vice President and Chief and Appointed
2727-A Allen Parkway            Actuary
Houston, TX 77019

Donna A. Fahey                  Senior Vice President
3600 Route 66
Neptune, NJ 07754

Brad Gabel                      Senior Vice President, Chief Underwriter
1200 N. Mayfair Road
Milwaukee, WI 53226

                                POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL              THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS               CITY OF NEW YORK
------------------              -----------------------------------------------

John Gatesman                   Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.          Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Glen D. Keller                  Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Stephen Kennedy                 Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Frank A. Kophamel               Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Simon J. Leech                  Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Richard D. McFarland            Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Laura W. Milazzo                Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Larry Nisenson                  Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Barry Pelletteri                Senior Vice President
3600 Route 66
Neptune, NJ 07754

                                POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL              THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS               CITY OF NEW YORK
------------------              -----------------------------------------------

John W. Penko                   Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Rodney E. Rishel                Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Dale W. Sachtleben              Senior Vice President
3051 Hollis Drive
Springfield, IL 62704

Durr Sexton                     Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Edward F. Bacon                 Vice President
2727-A Allen Parkway
Houston, TX 77019

Joan M. Bartel                  Vice President
2929 Allen Parkway
Houston, TX 77019

Robert L. Beauchamp             Vice President
2727 Allen Parkway
Houston, TX 77019

Walter E. Bednarski             Vice President, Treasurer and Controller
3600 Route 66
Neptune, NJ 07754

Michael B. Boesen               Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark Bolding                    Vice President
2727 Allen Parkway
Houston, TX 77019

                                POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL              THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS               CITY OF NEW YORK
------------------              -----------------------------------------------

David R. Brady                  Vice President
599 Lexington Avenue
New York, NY 10022

Stephen J. Brenneman            Vice President
600 King Street
Wilmington, DE 19801

David W. Butterfield            Vice President
3600 Route 66
Neptune, NJ 07754

Dan Chamberlain                 Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark E. Childs                  Vice President
2727-A Allen Parkway
Houston, TX 77019

Lawrence C. Cox                 Vice President
2929 Allen Parkway
Houston, TX 77019

Jay Drucker                     Vice President
2929 Allen Parkway
Houston, TX 77019

Farideh N. Farrokhi             Vice President and Assistant Secretary
2727-A Allen Parkway
Houston, TX 77019

Royce Fithen                    Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Maike George                    Vice President
2727-A Allen Parkway
Houston, TX 77019

                                POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL              THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS               CITY OF NEW YORK
------------------              -----------------------------------------------

Richard L. Gravette             Vice President and Assistant Treasurer
2727-A Allen Parkway
Houston, TX 77019

Lori S. Guadagno                Vice President
599 Lexington Avenue
New York, NY 10022

Daniel J. Gutenberger           Vice President and Medical Director
1200 N. Mayfair Road
Milwaukee, WI 53226

Roger E. Hahn                   Vice President and Chief Investment Officer
2929 Allen Parkway
Houston, TX 77019

Joel H. Hammer                  Vice President
599 Lexington Avenue
New York, NY 10022

Michael Harrison                Vice President
2727 Allen Parkway
Houston, TX 77019

William P. Hayes                Chief Compliance Officer
Harborside Financial Center
3200 Plaza 5
Jersey City, NJ 07311

Tim Heslin                      Vice President
2929 Allen Parkway
Houston, TX 77019

Keith C. Honig                  Vice President
1 SunAmerica Center
1999 Avenue of the Stars
Los Angeles, CA 90067

Stephen D. Howard               Vice President
2727-A Allen Parkway
Houston, TX 77019

                           POSITIONS AND OFFICES WITH DEPOSITOR
 NAME AND PRINCIPAL        THE UNITED STATES LIFE INSURANCE COMPANY IN THE
  BUSINESS ADDRESS         CITY OF NEW YORK
 ------------------        -----------------------------------------------

 Donald E. Huffner         Vice President and Real Estate Investment Officer
 599 Lexington Avenue
 New York, NY 10022

 S. Caitlin Irby           Vice President
 2929 Allen Parkway
 Houston, TX 77019

 Walter Irby               Vice President
 2929 Allen Parkway
 Houston, TX 77019

 Karen M. Isaacs           Vice President
 3600 Route 66
 Neptune, NJ 07754

 Sharla A. Jackson         Vice President
 205 E. 10th Avenue
 Amarillo, TX 79101

 Wesley Jarvis             Vice President
 3600 Route 66
 Neptune, NJ 07754

 Debra H. Kile             Vice President and Medical Director
 2727 Allen Parkway
 Houston, TX 77019

 Randy J. Marash           Vice President
 3600 Route 66
 Neptune, NJ 07754

 W. Larry Mask             Vice President, Real Estate Investment Officer and
 2929 Allen Parkway        Assistant Secretary
 Houston, TX 77019

 Lochlan O. McNew          Vice President and Investment Officer
 2929 Allen Parkway
 Houston, TX 77019

                             POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL           THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS            CITY OF NEW YORK
------------------           -----------------------------------------------

Beverly A. Meyer             Vice President
1200 North Mayfair
Milwaukee, WI 53226

Deanna D. Osmonson           Vice President
2727-A Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.         Vice President, Real Estate Investment Officer and
2929 Allen Parkway           Assistant Secretary
Houston, TX 77019

Carin M. Phelan              Vice President
2929 Allen Parkway
Houston, TX 77019

Glenn H. Plotkin             Vice President
1200 N. Mayfair Road
Milwaukee, WI 53226

John R. Rafferty             Vice President
2727 Allen Parkway
Houston, TX 77019

Debbie Runge                 Vice President, Human Resources
2727 Allen Parkway
Houston, TX 77019

Imad A. Salman               Vice President
3600 Route 66
Neptune, NJ 07754

Carly Sanchez                Vice President and Chief Diversity Officer
2727 Allen Parkway
Houston, TX 77019

Michael Sibley               Vice President
Walnut Glen Tower
8144 Walnut Hill Lane
Dallas, TX 75231

                       POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL     THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS      CITY OF NEW YORK
------------------     -----------------------------------------------

Brian Smith            Vice President, Finance
3600 Route 66
Neptune, NJ 07754

T. Clay Spires         Vice President and Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Dale Stewart           Vice President and General Auditor
2727-A Allen Parkway
Houston, TX 77019

Richard P. Vegh        Vice President
3600 Route 66
Neptune, NJ 07754

Jeffrey L. Winkelmann  Vice President
1200 N. Mayfair Road
Milwaukee, WI 53226

Lauren W. Jones        Chief Counsel - Business Lines and Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC file Number 001-08787, accession number 0001047469-10-001465, filed
February 26, 2010. Exhibit 21 is incorporated herein by reference.

The Registrant is a separate account of The United States Life Insurance Company in the City of New York (Depositor).

CHANGE OF CONTROL OF AMERICAN INTERNATIONAL GROUP, INC.
_______________________________________________________

On March 4, 2009, American International Group, Inc. issued and sold to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), 100,000 shares of American International Group, Inc.'s Series C Perpetual, Convertible, Participating Preferred Stock (the "Stock") for an aggregate purchase price of $500,000, with an understanding that additional and independently sufficient consideration was also furnished to American International Group, Inc. by the Federal Reserve Bank of New York (the "FRBNY") in the form of its lending commitment (the "Credit Facility") under the Credit Agreement, dated as of September 22, 2008, between American International Group, Inc. and the FRBNY. The Stock has preferential liquidation rights over American International Group, Inc.'s common stock, and, to the extent permitted by law, votes with American International Group Inc.'s common stock on all matters submitted to American International Group, Inc.'s shareholders. The Trust has approximately 79.8% of the aggregate voting power of American International Group Inc.'s common stock and is entitled to approximately 79.8% of all dividends paid on American International Group, Inc.'s common stock, in each case treating the Stock as if converted. The Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates. The United States Life Insurance Company in the City of New York is not a guarantor of the Credit Facility obligations and it has not pledged any assets to secure those obligations.

ITEM 29. INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
________________________________________________________________

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

ITEM 30. PRINCIPAL UNDERWRITERS

(a) Other Activity. Registrant's principal underwriter, American General Equity
    ______________
Services Corporation, also acts as principal underwriter for the following investment companies:

AMERICAN GENERAL LIFE INSURANCE COMPANY

Separate Account A

Separate Account D

Separate Account VA-1

Separate Account VA-2

Separate Account VL-R

Separate Account VUL

Separate Account VUL-2

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE

Variable Account I

Variable Account II

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Separate Account USL VL-R

Separate Account USL VA-R

Separate Account USL A

(b) Management.
    ___________

NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH UNDERWRITER
 BUSINESS ADDRESS              AMERICAN GENERAL EQUITY SERVICES CORPORATION
------------------             --------------------------------------------

Mary Jane B. Fortin            Director
2929 Allen Parkway
Houston, TX 77019

John Gatesman                  Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

Kyle L. Jennings               Executive Vice President, General Counsel and
2929 Allen Parkway             Secretary
Houston, TX 77019

Larry Blews                    Vice President and Chief Compliance Officer
2727-A Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH UNDERWRITER
 BUSINESS ADDRESS              AMERICAN GENERAL EQUITY SERVICES CORPORATION
------------------             --------------------------------------------

Robert F. Herbert, Jr.         Vice President
2727-A Allen Parkway
Houston, TX 77019

T. Clay Spires                 Vice President and Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Becky Strom                    Chief Privacy Officer and Anti-Money Laundering
2727-A Allen Parkway           Compliance Officer
Houston, TX 77019

Rhonda Washington              Treasurer and Controller
2727-A Allen Parkway
Houston, TX 77019

Lauren W. Jones                Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Ann Wohn                       Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming                Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore               Assistant Tax Officer
2727-A Allen Parkway
Houston, TX 77019

(c) Compensation From the Registrant.
    _________________________________

 NAME OF PRINCIPAL NET            COMPENSATION ON     BROKERAGE    OTHER
 UNDERWRITER       UNDERWRITING   EVENTS OCCASIONING  COMMISSIONS  COMPENSATION
                   DISCOUNTS AND  THE DEDUCTION OF A
                   COMMISSIONS    DEFERRED SALES LOAD
 American General        0                 0               0            0
 Equity Services
 Corporation

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The United States Life Insurance Company in the City of New York at its principal executive office located at One World Financial Center, 200 Liberty Street, New York, New York 10281 or at The United States Life Insurance Company in the City of New York's Administrative Office located at 405 King Street, 4th Floor, Wilmington, Delaware 19801-3722.

ITEM 32. MANAGEMENT SERVICES    Not applicable.

ITEM 33. FEE REPRESENTATION

The United States Life Insurance Company in the City of New York hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by The United States Life Insurance Company in the City of New York.

UNDERTAKINGS OF THE DEPOSITOR

During any time there are insurance obligations outstanding and covered by the guarantee issued by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union Guarantee Period"), filed as an exhibit to this Registration Statement (the "National Union Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the National Union Guarantee promptly after the happening of significant events related to the National Union Guarantee.

These significant events include: (i) termination of the National Union Guarantee that has a material adverse effect on the policy owner's rights under the National Union Guarantee; (ii) a default under the National Union Guarantee that has a material adverse effect on the policy owner's rights under the National Union Guarantee; or (iii) the insolvency of National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union").

Depositor hereby undertakes during the National Union Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of National Union in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of National Union regarding such financial statements.

During the National Union Guarantee Period, the Depositor hereby undertakes to include in the prospectus to policy owners, an offer to supply the Statement of Additional Information which shall contain the annual audited statutory financial statements of National Union, free of charge upon a policy owner's request.

As of April 30, 2010 at 4:00 p.m. Eastern time (the "Point of Termination"), the National Union Guarantee was terminated for prospectively issued Policies. The National Union Guarantee will not cover any Policies with a date of issue later than the Point of Termination. The National Union Guarantee will continue to cover Policies with a date of issue earlier than the Point of Termination until all insurance obligations under such Policies are satisfied in full.

Effective December 31, 2010, American International Life Assurance Company of New York, an affiliate of The United States Life Insurance Company in the City of New York, merged with and into The United States Life Insurance Company in the City of New York. New York law provides for the continuation of guarantees for policies and other contracts and certificates issued prior to a merger. Therefore, the National Union Guarantee will continue to cover Policies with a date of issue earlier than the Point of Termination.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Edward F. Bacon, Don W. Cummings and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The United States Life Insurance Company in the City of New York Separate Account USL B, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Houston, and State of Texas on the 29th day of December, 2010.

                                        THE UNITED STATES LIFE INSURANCE
                                        COMPANY IN THE CITY OF NEW YORK
                                        SEPARATE ACCOUNT USL B
                                        (Registrant)

                                    BY: THE UNITED STATES LIFE INSURANCE
                                        COMPANY IN THE CITY OF NEW YORK
                                        (On behalf of the Registrant and itself)


                                    BY: DON W. CUMMINGS
                                        ----------------------------------------
                                        DON W. CUMMINGS
                                        SENIOR VICE PRESIDENT AND
                                        CHIEF FINANCIAL OFFICER

                                     USL - 1

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.

Signature                                     Title                  Date
---------                                     -----                  ----

JAY S. WINTROB                     Director and Chairman       December 29, 2010
-------------------------------    of the Board of Directors
JAY S. WINTROB


MARY JANE B. FORTIN                Director, President and     December 29, 2010
-------------------------------    Chief Executive Officer
MARY JANE B. FORTIN


DON W. CUMMINGS                    Director, Senior Vice       December 29, 2010
-------------------------------    President and Chief
DON W. CUMMINGS                    Financial Officer


KYLE L. JENNINGS                   Director, Executive Vice    December 29, 2010
-------------------------------    President, General Counsel
KYLE L. JENNINGS                   and Secretary


M. BERNARD AIDINOFF                Director                    December 29, 2010
-------------------------------
M. BERNARD AIDINOFF


JACK R. HARNES                     Director                    December 29, 2010
-------------------------------
JACK R. HARNES


SCOTT HARRIS RICHLAND              Director                    December 29, 2010
-------------------------------
SCOTT HARRIS RICHLAND

                                     USL - 2

                                                                    333-________
                                                                    811-04865-01

                                   SIGNATURES

     National Union Fire Insurance Company of Pittsburgh, Pa. has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 29th day of December, 2010.

                                        NATIONAL UNION FIRE INSURANCE
                                        COMPANY OF PITTSBURGH, PA.


                                        BY: SEAN T. LEONARD
                                            ------------------------------------
                                            SEAN T. LEONARD
                                            CHIEF FINANCIAL OFFICER
                                            AND SENIOR VICE PRESIDENT

     This Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                            Title                     Date
---------                            -----                     ----


KRISTIAN P. MOOR                     Director and Chairman     December 29, 2010
----------------------------------
KRISTIAN P. MOOR


JOHN Q. DOYLE                        Director, President and   December 29, 2010
----------------------------------   Chief Executive Officer
JOHN Q. DOYLE


ROBERT S. H. SCHIMEK                 Director                  December 29, 2010
----------------------------------
ROBERT S. H. SCHIMEK


JAMES BRACKEN                        Director                  December 29, 2010
----------------------------------
JAMES BRACKEN


DAVID N. FIELDS                      Director                  December 29, 2010
----------------------------------
DAVID N. FIELDS


DAVID L. HERZOG                      Director                  December 29, 2010
----------------------------------
DAVID L. HERZOG


SID SANKARAN                         Director                  December 29, 2010
----------------------------------
SID SANKARAN


MONIKA M. MACHON                     Director                  December 29, 2010
----------------------------------
MONIKA M. MACHON


RALPH W. MUCERINO                    Director                  December 29, 2010
----------------------------------
RALPH W. MUCERINO


NICHOLAS C. WALSH                    Director                  December 29, 2010
----------------------------------
NICHOLAS C. WALSH


MARK T. WILLIS                       Director                  December 29, 2010
----------------------------------
MARK T. WILLIS

                                 EXHIBIT INDEX

ITEM 26. EXHIBITS

    (a)(2) Section 5, the "Governing Law and Name of Surviving Corp." of the Agreement and Plan of Merger.

    (c)(1) Specimen form of Amended and Restated Distribution Agreement between The United States Life Insurance Company in the City of New York and American General Equity Services Corporation, dated September 22, 2009.

    (c)(2) Form of Schedule A as of January 1, 2011 to Amended and Restated Distribution Agreement between The United States Life Insurance Company in the City of New York and American General Equity Services Corporation, dated September 22, 2009.

    (c)(3)      Form of Selling Group Agreement.

    (d)(3) Specimen form of Merger Endorsement for owners and participants residing in New York.

    (e)(2) Form of Supplemental Application for Life Insurance, Form No. 24GVSUP997NY.

    (h)(1)(a) Form of Participation Agreement among AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (formerly AIM Variable Insurance Funds, Inc.), American International Life Assurance Company of New York and American General Equity Services Corporation (formerly AIG Equity Sales Corp.).

    (h)(1)(b) Form of Amendment No.1 to Participation Agreement among AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (formerly AIM Variable Insurance Funds, Inc.), American International Life Assurance Company of New York and American General Equity Services Corporation (formerly AIG Equity Sales Corp.).

    (h)(1)(c) Form of Letter of Consent among AIM Variable Insurance Funds (Invesco Variable Insurance Funds), American International Life Assurance Company of New York, The United States Life Insurance Company in the City of New York and American General Equity Services Corporation.

    (h)(2)(b) Form of Letter of Consent among AllianceBernstein Variable Products Series Fund, Inc., American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York.

    (h)(3)(b) Form of Amendment No. 2 to Shareholder Services Agreement by and among American Century Investment Services, Inc. and The United States Life Insurance Company in the City of New York.

    (h)(4)(b) Form of Letter of Consent among Credit Suisse Trust, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York.

    (h)(5)(b) Form of Letter of Consent among Fidelity Variable Insurance Products Fund I, II, III and V, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York.

    (h)(8)(e) Form of Amendment No. 4 to Amended and Restated Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin/ Templeton Distributors, Inc. effective December 31, 2010.

    (h)(9)(b) Form of Letter of Consent among Goldman Sachs Variable Insurance Trust, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York.

    (h)(10)(c) Form of Letter of Consent among JPMorgan Insurance Trust, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York.

    (h)(11)(b) Form of Letter of Consent among BlackRock Variable Series Funds, Inc., American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York.

    (h)(12)(c) Form of Letter of Consent among The Universal Institutional Funds, Inc., American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York.

    (h)(13)(c) Form of Letter of Consent among Neuberger Berman Advisers Management Trust, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York.

    (h)(14)(b) Form of Letter of Consent among PIMCO Variable Insurance Trust, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York.

    (h)(15)(c) Form of Third Amendment to Participation Agreement among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, VALIC Company I and The Variable Annuity Life Insurance Company.

    (h)(16)(b) Form of Letter of Consent among The Vanguard Group, Inc., Vanguard Variable Insurance Fund, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York.

    (h)(17)(a) Form of Administrative Services Agreement between American International Life Assurance Company of New York and A I M Advisors, Inc.

    (h)(19)(a) Form of Sub-License Agreement between Fidelity Distributors Corporation and American International Life Assurance Company of New York.

    (h)(21)(a) Form of PIMCO Variable Insurance Trust Services Agreement between PIMCO Variable Insurance Trust and American International Life Assurance Company of New York.

    (h)(22)(a) Form of Services Agreement between Pacific Investment Management Company and American International Life Assurance Company of New York.

    (h)(23)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between AIM Investment Services, Inc. and American International Life Assurance Company of New York.

    (h)(37)(a) Form of Administrative Services Agreement between American International Life Assurance Company of New York, Merrill Lynch Variable Series Funds, Inc. and FAM Distributors, Inc .

    (h)(38)(a) Form of Letter Agreement between American International Life Assurance Company of New York and BlackRock Distributors, Inc.

    (h)(39)(a) Form of Amendment No. 4 to Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Franklin Templeton Services, LLC. effective December 31, 2010.

    (j)(1) General Guarantee Agreement from National Union Fire Insurance Company of Pittsburgh, Pa. on behalf of American International Life Assurance Company of New York.

    (j)(2) Notice of Termination of Guarantee as Published in the Wall Street Journal on March 31, 2010.

    (j)(3) Notice of Termination of AIG Support Agreement between American International Life Assurance Company of New York and American International Group, Inc., including a copy of the agreement attached to such Notice as Exhibit I.

    (j)(4) Specimen form of Agreement and Plan of Merger including the Charter of The United States Life Insurance Company in the City of New York as the Surviving Corporation.

    (k)(1) Opinion and Consent of Lauren W. Jones, Esq., Chief Counsel of American General Life Companies, LLC.

    (n)(1) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.